Exhibit 99.1

September         , 2015

Dear CSW Industrials Stockholder:

I am pleased to inform you that on September 8, 2015, the Board of Directors of Capital Southwest Corporation (“Capital Southwest”) approved the spin-off of its industrial products, coatings, sealants and adhesives and specialty chemicals businesses into CSW Industrials, Inc. (“CSWI”), a standalone, publicly traded company. We refer to this spin-off, which will be effected by a special dividend of CSWI’s common stock to Capital Southwest shareholders, as the “Share Distribution.”

As a result of the Share Distribution, Capital Southwest shareholders will receive one share of CSWI common stock for every share of Capital Southwest common stock held as of 5:00 p.m. Eastern time on September 18, 2015, the record date. The distribution of CSWI shares is expected to occur on September 30, 2015. Shareholder approval of the Share Distribution is not required, and you do not need to take any action to receive your shares of CSWI common stock in the Share Distribution. Further, you do not need to pay any consideration or surrender or exchange your shares of Capital Southwest common stock. The shares you will receive in the Share Distribution, which is subject to several conditions, will be issued in book-entry form only, which means that no physical stock certificates representing interests in CSWI will be issued. A book-entry account statement reflecting your ownership of shares of CSWI common stock will be mailed to you, or your brokerage account will be credited for the shares on or about September 30, 2015.

It is our pleasure to welcome you as a stockholder of CSWI, a diversified industrial growth company with well-established, scalable platforms and deep domain expertise across three segments: Industrial Products; Coatings, Sealants and Adhesives; and Specialty Chemicals.

As an independent, publicly traded company, we will have greater focus on our core businesses and greater flexibility to pursue growth opportunities within our industry, bringing more value to you as a stockholder than possible as separate companies controlled by Capital Southwest.

In connection with the Share Distribution, CSWI common stock will be listed on the NASDAQ Stock Market, LLC under the symbol “CSWI.”

We invite you to learn more about CSWI by reviewing the enclosed Information Statement. We look forward to our future as an independent, publicly traded company and to your support as a stockholder.

Very truly yours,

Joseph B. Armes
Chairman of the Board and
Chief Executive Officer

Information included herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

PRELIMINARY INFORMATION STATEMENT

SUBJECT TO COMPLETION, DATED SEPTEMBER 9, 2015

CSW Industrials, Inc.

Common Stock

This Information Statement is being sent to you in connection with the planned distribution by Capital Southwest Corporation (“Capital Southwest”) to its shareholders of the outstanding shares of common stock of its wholly owned subsidiary, CSW Industrials, Inc. (“we,” “us,” “our” or “CSWI”).

Capital Southwest will distribute the outstanding shares of common stock of CSWI on a pro rata basis to holders of Capital Southwest common stock. This distribution is referred to in this Information Statement as the “Share Distribution.” Holders of Capital Southwest common stock as of 5:00 p.m. Eastern time on September 18, 2015 (the “Record Date”) will be entitled to receive one share of CSWI common stock for every share of Capital Southwest common stock they hold. The distribution of shares will be made through direct registration in book-entry form on September 30, 2015 (the “Distribution Date”), which means that no physical share certificates will be issued. Immediately after the Share Distribution, we will be an independent, publicly traded company.

We are currently a wholly owned subsidiary of Capital Southwest. We were formed solely to effect the Share Distribution. To date, we have not conducted any material activities or operations. Prior to the Share Distribution, Capital Southwest will contribute to us the outstanding capital stock of the following operating companies:

•	The RectorSeal Corporation, which manufactures specialty chemical products and control devices for plumbing, heating, ventilation and air conditioning, refrigeration, electrical and industrial applications;

•	The Whitmore Manufacturing Company, which manufactures high performance, specialty lubricants for heavy equipment used in surface mining, railroad and other industries, lubrication equipment specifically for rail applications and lubrication-centric reliability solutions for a wide variety of industries. Whitmore also produces water-based coatings for the automotive and primary metals industries;

•	Jet-Lube, Inc., which manufactures specialty lubricants and other products used in oil and gas and industrial applications;

•	Balco, Inc., which designs and manufactures innovative products specified by architects for use in the construction and remodeling of educational facilities, commercial and industrial buildings, airports, hotels, hospitals, parking garages and high-end residential condominiums;

•	Strathmore Holdings, LLC, which manufactures customized industrial coatings used in various industries including rail car and locomotive, mining and other manufacturing; and

•	Smoke Guard, Inc., which manufactures safety products for the commercial construction market and other markets requiring smoke and fire protection.

Following the Share Distribution, we will be a diversified industrial growth company with well-established, scalable platforms and deep domain expertise across three segments: Industrial Products; Coatings, Sealants and Adhesives; and Specialty Chemicals. We expect to focus on generating free cash flow by growing organically and through complementary and synergistic acquisitions. We believe the key drivers of our growth include: (1) the benefits that will result from the Share Distribution; (2) leveraging our existing customer relationships, technologies, products and solutions; (3) focused acquisitions that leverage our distribution channels; and (4) operational excellence.

You will not be required to pay any cash or other consideration for the shares of CSWI common stock that will be distributed to you, nor will you be required to surrender or exchange your shares of Capital Southwest common stock in order to receive shares of CSWI common stock in the Share Distribution. The Share Distribution will not affect the number of shares of Capital Southwest common stock that you own. No approval by Capital Southwest shareholders of the Share Distribution is required or being sought. You are not being asked for a proxy and you are requested not to send a proxy.

There is currently no trading market for our common stock. In connection with the Share Distribution, CSWI common stock will be listed on the NASDAQ Stock Market, LLC under the symbol “CSWI.” However, we expect that a limited market for our common stock, commonly known as a “when-issued” trading market, will develop on or shortly prior to the Record Date, and we expect “regular-way” trading of our common stock will begin one trading day after the Distribution Date.

In reviewing this Information Statement, you should carefully consider the matters described under “Risk Factors” for a discussion of certain factors that should be considered by recipients of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

CSWI first mailed this information statement to its stockholders on or about September         , 2015.

The date of this Information Statement is September         , 2015.

Unless the context otherwise requires, references to “CSWI,” “we,” “us” or “our” in this Information Statement are to CSW Industrials, Inc. and its direct and indirect subsidiaries following the Share Distribution. References to “Capital Southwest” refer to Capital Southwest Corporation and its consolidated subsidiaries before the Share Distribution and to Capital Southwest Corporation and its consolidated subsidiaries excluding CSWI and its subsidiaries after the Share Distribution, unless the context otherwise requires.

This Information Statement is being furnished solely to provide information to Capital Southwest shareholders who will receive shares of CSWI common stock in the Share Distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of Capital Southwest. This Information Statement describes our business, our relationship with Capital Southwest and how the Share Distribution affects Capital Southwest and its shareholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the Share Distribution. For additional information regarding the risks relating to the Share Distribution, our business and ownership of our common stock, see “Risk Factors.”

Prior to the Share Distribution, Capital Southwest will contribute to CSWI all of the outstanding capital stock of The RectorSeal Corporation (“RectorSeal”), The Whitmore Manufacturing Company (“Whitmore”), Jet-Lube, Inc. (“Jet-Lube”), Balco, Inc. (“Balco”), Strathmore Holdings, LLC, the entity formed to acquire substantially all of the assets of Strathmore Products, Inc. in April 2015 (“Strathmore”), Smoke Guard, Inc. (“Smoke Guard”) and CapStar Holdings Corporation (“CapStar”). CapStar is a real estate holdings company whose operations are not material to CSWI. RectorSeal, Whitmore, Jet-Lube, Balco, Strathmore, Smoke Guard and CapStar are collectively referred to in this Information Statement as the “CSWI Businesses.” Except as otherwise indicated, the information included in this Information Statement reflects the contribution by Capital Southwest, immediately prior to the Share Distribution, of all of the capital stock of the CSWI Businesses. To date, CSWI has not conducted any material activities or operations.

You should not assume that the information contained in this Information Statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations and practices and as otherwise required by law.

QUESTIONS AND ANSWERS ABOUT CSWI AND THE SHARE DISTRIBUTION

Set forth below are commonly asked questions and answers about the spin-off of CSWI by Capital Southwest into a standalone, publicly traded company. The spin-off will be effected by a pro rata distribution of the outstanding shares of CSWI common stock to Capital Southwest’s shareholders. This distribution is referred to in this Information Statement as the “Share Distribution.” You should read the section titled “The Share Distribution” for a more detailed description of the matters described below.

Q.	What is the Share Distribution?

A.	The Share Distribution is the spin-off of Capital Southwest’s industrial products, coatings, sealants and adhesives and specialty chemicals businesses by means of a distribution of the outstanding shares of common stock of CSWI on a pro rata basis to holders of Capital Southwest common stock. If all conditions to the Share Distribution are met, all outstanding shares of our common stock will be distributed to holders of shares of Capital Southwest common stock as of September 18, 2015 (the “Record Date”). The Share Distribution is expected to occur on September 30, 2015 (the “Distribution Date”). Each holder of shares of Capital Southwest common stock as of the Record Date will be entitled to receive one share of our common stock for every share of Capital Southwest common stock held as of the Record Date. Following the Share Distribution, Capital Southwest will no longer hold any of our outstanding capital stock and we will be a standalone, publicly traded company. In connection with the Share Distribution, CSWI common stock will be listed on the NASDAQ Stock Market, LLC (“NASDAQ”) under the symbol “CSWI.”

Q.	What are the reasons for the Share Distribution?

A.	The Board of Directors of Capital Southwest (the “Capital Southwest Board”) reviewed Capital Southwest’s structure and strategy to consider the strategic, operational and financial requirements of an investment company seeking to achieve capital appreciation through long-term investments in privately held businesses. As part of its review, the Capital Southwest Board evaluated potential strategic alternatives in connection with an overall review of its strategy as a business development company, including a termination of Capital Southwest’s regulated investment company status. Although the business development company structure has several benefits, the growth and expansion of the CSWI Businesses has created significant concerns about the continued qualification of Capital Southwest as a regulated investment company and has significantly limited the flexibility of Capital Southwest and the CSWI Businesses to obtain and deploy capital in a manner that would maximize the growth and profitability of their respective businesses. Further, because of the regulatory framework imposed on Capital Southwest as a business development company, the CSWI Businesses have been operated as separate businesses, and consequently the CSWI Businesses have been unable to benefit from the greater scale, cost synergies and other benefits that could result from common ownership and operation in a less regulated operating environment.

The Capital Southwest Board determined that the Share Distribution is in the best interests of Capital Southwest and its shareholders, and that separating the CSWI Businesses from Capital Southwest would provide benefits to both Capital Southwest and CSWI that could not be achieved as a combined company, such as our ability to:

•	Organize the CSWI Businesses Around Key Market Segments. Due to Capital Southwest’s business development company structure, each of the CSWI Businesses has historically operated as a separate independent company. The Share Distribution will allow CSWI to pursue a strategy expected to focus on organizing around key market segments, which the Capital Southwest Board believes will result in greater opportunities to achieve cost and operational synergies and implement best practices in the collective operations of the businesses.

•	Grow the CSWI Businesses by Allocating Capital More Efficiently. As a business development company, Capital Southwest is subject to regulatory limitations that, because of the growth of the

CSWI Businesses and the value of Capital Southwest’s investments in them, create significant regulatory hurdles to Capital Southwest’s ability to invest directly in the continued expansion of the CSWI Businesses. In addition, due to their being separate portfolio companies in Capital Southwest’s business development company structure, it is not efficient to move capital from one of the CSWI Businesses to another to fund attractive growth projects. Following the Share Distribution, CSWI will be able to more efficiently fund growth projects across the CSWI Businesses, as no regulatory hurdles will exist that would limit CSWI’s ability to fund future growth.

•	Offer Greater Investor Choice Through Separate Entities. The Share Distribution will separate the two business models that the Capital Southwest Board believes currently reside within Capital Southwest—an industrial growth company and an investment company. The Capital Southwest Board believes this will increase investor visibility into and understanding of the CSWI Businesses and Capital Southwest’s investment activities and thereby facilitate the creation of a more natural and interested investor base for each company.

•	Unlock Shareholder Value. The Capital Southwest Board believes that following the Share Distribution the combined value of Capital Southwest common stock and CSWI common stock should, over time and assuming similar market conditions, be greater than the value of Capital Southwest common stock had the Share Distribution not occurred, resulting in greater long-term value to Capital Southwest shareholders and greater flexibility for each of Capital Southwest and CSWI to make new investments to advance their business plans. This belief is based in part on the fact that the Share Distribution will result in greater public disclosure of the operations and performance of the CSWI Businesses once CSWI is a publicly traded company, permitting investors to more accurately assess the performance and strategies of the CSWI Businesses.

•	Increase Management Focus. The Share Distribution will enable us to assemble a management team capable of devoting its entire time and attention to growing the CSWI Businesses and improving operational performance and profitability and, as a result, maximizing shareholder value.

•	Better Align the Interests of Management and Our Stockholders. The Capital Southwest Board believes that the Share Distribution will enable us to use share-based incentive awards that will be tied directly to CSWI’s performance, providing employees with incentives more closely linked to the achievement of the specific performance objectives of the CSWI Businesses and aligning employee interests more closely with the interests of stockholders.

In addition, the Capital Southwest Board considered the fact that the CSWI Businesses are not integrated with Capital Southwest and, as a result, the Share Distribution is not expected to involve extensive disentanglements.

The Capital Southwest Board also considered a number of potentially negative factors in evaluating the Share Distribution. These factors included, among other things, the fact that the Share Distribution: (1) will result in two standalone, publicly traded companies, which will result in increased operating and overhead costs in the aggregate; and (2) has caused Capital Southwest to incur implementation costs it would not otherwise have incurred, and, if implemented, will likely cause transitional disruptions in the operations of both Capital Southwest and CSWI. Notwithstanding these potentially negative factors, the Capital Southwest Board determined that the Share Distribution was the best alternative to enhance shareholder value, taking into account the factors discussed above. For a more detailed discussion relating to the factors considered by the Capital Southwest Board, see “The Share Distribution—Reasons for the Share Distribution.”

Q.	What will CSWI’s operations consist of following the Share Distribution?

A.	We are currently a wholly owned subsidiary of Capital Southwest. We were formed solely to effect the Share Distribution and to date, we have not conducted any material activities or operations. Prior to the Share Distribution, Capital Southwest will contribute to us the outstanding capital stock of the CSWI Businesses. Further, Capital Southwest expects to contribute to us $13.0 million in cash.

Following the Share Distribution, we will be a diversified industrial growth company with well-established, scalable platforms and deep domain expertise across three segments: Industrial Products; Coatings, Sealants and Adhesives; and Specialty Chemicals. We expect to focus on generating free cash flow by growing organically and through complementary and synergistic acquisitions. We believe the key drivers of our growth include: (1) the benefits that will result from the Share Distribution; (2) leveraging our existing customer relationships, technologies, products and solutions; (3) focused acquisitions that leverage our distribution channels; and (4) operational excellence.

Q.	What are the conditions to consummation of the Share Distribution?

A.	The Share Distribution is subject to a number of conditions, including, among others: (1) effectiveness of CSWI’s Registration Statement on Form 10 (the “Form 10”) filed with the U.S. Securities and Exchange Commission (the “SEC”); (2) receipt of a favorable opinion with respect to the tax-free nature of the Share Distribution for federal income tax purposes; (3) the absence of any legal restraint or prohibition preventing consummation of the Share Distribution; and (4) the absence of any event occurring that, in the Capital Southwest Board’s judgment, would result in the Share Distribution having a material adverse effect on Capital Southwest or its shareholders. However, even if all of the conditions have been satisfied, Capital Southwest may amend, modify or abandon any and all terms of the distribution and the related transactions at any time prior to the Distribution Date. In the event that the Capital Southwest Board waives a material condition or amends, modifies or abandons the Share Distribution, Capital Southwest will notify its shareholders in a manner reasonably calculated to inform them of such modifications with a press release, Current Report on Form 8-K or other means. For a more detailed description, see “The Share Distribution—Conditions to the Share Distribution.”

Q.	Who will be the executive management team of CSWI and Capital Southwest following the Share Distribution?

A.	Our executive officers following the Share Distribution will be: (1) Joseph B. Armes, our Chairman and Chief Executive Officer and Capital Southwest’s current Chairman and Chief Executive Officer; (2) Christopher J. Mudd, our President and Chief Operating Officer and Capital Southwest’s current Senior Vice President, Operations; and (3) Kelly Tacke, our Chief Financial Officer and Capital Southwest’s current Chief Financial Officer. See “Management—Executive Officers” for biographical information for Mr. Armes, Mr. Mudd and Ms. Tacke.

We expect that Bowen S. Diehl, Capital Southwest’s current Chief Investment Officer, will become Capital Southwest’s Chief Executive Officer following the Share Distribution.

Q.	Who will be a member of the Board of Directors of CSWI following the Share Distribution?

A.	Upon effectiveness of the Form 10, we will have a Board of Directors initially consisting of five directors. See “Management—The CSWI Board Following the Share Distribution” for a list of the individuals who are expected to be appointed as directors, along with of a summary of each individual’s qualifications and experience.

Q.	What are the material U.S. federal income tax consequences to me of the Share Distribution?

A.	The Share Distribution is conditioned on the receipt of an opinion from a nationally recognized accounting firm that the requirements necessary for the Share Distribution (and the Pre-Share Distribution reorganization) to receive tax-free treatment under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”), should be satisfied, except with respect to any cash paid in lieu of fractional shares of CSWI common stock. Capital Southwest expects to receive this opinion on the day of the Share Distribution. Although Capital Southwest has no present intention to do so, this condition is solely for the benefit of Capital Southwest and may be waived by Capital Southwest in its sole discretion. The U.S. federal income tax consequences of the distribution are described in more detail under “The Share Distribution—Material U.S. Federal Income Tax Consequences.”

Q.	What will I receive in the Share Distribution?

A.	You will receive one share of our common stock for every share of Capital Southwest common stock held as of 5:00 p.m. Eastern time on September 18, 2015, the record date for the Share Distribution. Your proportionate ownership interest in Capital Southwest will not change as a result of the Share Distribution. For a more detailed description, see “The Share Distribution.”

Q.	What is the record date for the Share Distribution?

A.	Record ownership of Capital Southwest common stock for purposes of entitlement to participate in the Share Distribution will be determined as of 5:00 p.m. Eastern time on September 18, 2015, the Record Date.

Q.	What is being distributed in the Share Distribution?

A.	Approximately 15.6 million shares of our common stock will be distributed in the Share Distribution, based on the number of shares of Capital Southwest common stock we expect to be outstanding as of the Record Date. The shares of our common stock to be distributed by Capital Southwest will constitute all of the shares of our common stock that are issued and outstanding immediately prior to the Share Distribution. For more information on the shares being distributed in the Share Distribution, see “Description of Our Capital Stock—Common Stock.”

Q.	When will the Share Distribution be consummated?

A.	The Share Distribution will occur on the Distribution Date, which is September 30, 2015. It is possible that factors outside of Capital Southwest’s control, or a decision by Capital Southwest to delay the Share Distribution or terminate the Distribution Agreement pursuant to its terms, could require Capital Southwest to consummate the Share Distribution at a later time or not to complete it at all. For a more detailed description, see “The Share Distribution.”

Q.	What do I have to do to participate in the Share Distribution?

A.	No action is required of Capital Southwest shareholders to receive shares of CSWI common stock, which means that (1) you will not be required to pay for the shares of our common stock that you receive in the Share Distribution, (2) you do not need to surrender or exchange any shares of Capital Southwest common stock in order to receive shares of our common stock, and (3) you do not need to take any other action in connection with the Share Distribution.

Q.	How will fractional shares be treated in the Share Distribution?

A.	You will not receive fractional shares of CSWI common stock in the Share Distribution. Fractional shares issuable to you will be sold on your behalf, and you will receive a cash payment with respect to that fractional share. For an explanation of how the cash payments for fractional shares will be determined, see “The Share Distribution—Treatment of Fractional Shares.”

Q.	How will I determine my tax basis in CSWI common stock?

A.

Generally, your aggregate tax basis in your Capital Southwest common stock and the shares of our common stock received in the Share Distribution (including fractional shares of our stock sold on your behalf) will equal the aggregate tax basis of the Capital Southwest common stock held by you immediately before the Share Distribution. This aggregate tax basis should be allocated between your Capital Southwest common stock and the CSWI common stock you receive in the Share Distribution (including fractional shares of CSWI common stock sold on your behalf) in proportion to the relative fair market value of each immediately after the Share Distribution. You should consult your tax advisor about how this allocation will apply in your particular situation (including a situation where you have purchased Capital Southwest shares at different times or for different amounts) and regarding any particular tax consequences of the Share Distribution to you, including the application of state, local, and foreign tax laws. The material U.S. federal income tax consequences of the Share Distribution are described in more detail under “The Share Distribution—Material U.S. Federal Income Tax Consequences.”

Q.	Will CSWI common stock be listed on a stock exchange?

A.	Yes. In connection with the Share Distribution, CSWI common stock will be listed on NASDAQ under the symbol “CSWI.” It is anticipated that trading of our common stock will commence on a “when-issued” basis on or shortly prior to the Record Date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. On the first trading day following the Distribution Date, when-issued trading with respect to our common stock will end and “regular-way” trading will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full trading day following the date of the transaction.

Q.	Will my Capital Southwest common stock continue to trade?

A.	Yes. Shares of Capital Southwest common stock will continue to be listed and trade on NASDAQ under the symbol “CSWC.”

Q.	If I sell shares of Capital Southwest common stock that I held on the Record Date on or before the Distribution Date, am I still entitled to receive shares of CSWI common stock distributable with respect to the Capital Southwest common stock I sold?

A.	Beginning on or shortly before the Record Date and continuing up to and including the Distribution Date, shares of Capital Southwest common stock will begin to trade in two markets on NASDAQ: (1) a “regular-way” market; and (2) an “ex-distribution” market. If you hold shares of Capital Southwest common stock as of the Record Date and choose to sell those shares in the regular-way market after the Record Date and on or before the Distribution Date, you also will be selling the right to receive the shares of our common stock in connection with the Share Distribution. If you hold shares of Capital Southwest common stock as of the Record Date and choose to sell those shares in the ex-distribution market after the Record Date and on or before the Distribution Date, you will still receive the shares of our common stock in the Share Distribution.

Q.	Will the Share Distribution affect the trading price of my shares of Capital Southwest common stock?

A.	Yes, the trading price of Capital Southwest common stock immediately following the Share Distribution is expected to initially decline because its trading price will no longer reflect the value of the assets that will be transferred to CSWI prior to consummation of the Share Distribution. Specifically, the Share Distribution will result in a reduction to Capital Southwest’s net asset value (as of June 30, 2015, the CSWI Businesses represented 60.5% of Capital Southwest’s net asset value). There can also be no assurance that the combined trading price of Capital Southwest common stock and our common stock after the Share Distribution will be equal to or exceed the trading price of Capital Southwest common stock prior to the Share Distribution.

Q.	Do I have appraisal rights in connection with the Share Distribution?

A.	No. Holders of Capital Southwest common stock will not have appraisal rights under Texas law in connection with or as a result of the Share Distribution.

Q.	Are there any risks in connection with the Share Distribution that I should consider?

A.	Yes, there are risks associated with the Share Distribution. These risk factors are discussed in the section titled “Risk Factors.”

Q.	Who is the transfer agent for CSWI common stock?

A.	American Stock Transfer and Trust Company is the transfer agent for CSWI common stock.

Q.	Where can I get more information?

A.	If you have any questions relating to the Share Distribution, you should contact the distribution agent at:

American Stock Transfer and Trust Company

59 Maiden Lane, Plaza Level

New York, NY 10038

1-800-937-5449

Before the Share Distribution, if you have any questions relating to the Share Distribution, you should contact Capital Southwest at:

Chief Financial Officer

Capital Southwest Corporation

informationrequest@capitalsouthwest.com

972-233-8242

After the Share Distribution, if you have any questions relating to CSWI, you should contact us at:

Chief Financial Officer

CSW Industrials, Inc.

investor.relations@cswindustrials.com

972-233-8242

SUMMARY

This summary highlights information contained elsewhere in this Information Statement and may not contain all of the information that may be important to you. For a more complete understanding of our business and the Share Distribution, you should read this summary together with the more detailed information and our combined financial statements appearing elsewhere in this Information Statement. You should read this entire Information Statement carefully, including “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

Our Company

Prior to the Share Distribution, Capital Southwest expects to contribute to us $13.0 million in cash and 100% of the outstanding capital stock of the following operating companies:

• RectorSeal	• Jet-Lube	• Strathmore

• Whitmore	• Balco	• Smoke Guard

We are a diversified industrial growth company with well-established, scalable platforms and deep domain expertise across three segments: Industrial Products; Coatings, Sealants and Adhesives; and Specialty Chemicals. Our broad portfolio of leading products provides performance optimizing solutions to our customers. Our products include mechanical products for heating, ventilation and air conditioning (“HVAC”) and refrigeration applications, coatings and sealants and high performance specialty lubricants. Markets that we serve include plumbing, HVAC, refrigeration, electrical, commercial construction, rail car and locomotive, oil and gas, mining, steel, transportation and general industrial markets.

Drawing on our innovative and proven technologies, we seek to deliver solutions to our professional customers that require superior performance and reliability. Our industrial brands, such as RectorSeal No. 5® and KOPR-KOTE®, are well known in the specific industries we serve and have a reputation for high quality and reliability. Through organic growth and acquisitions, we believe we are well positioned to offer our customers an increasingly broad portfolio of performance optimizing solutions. We have a successful record of making accretive acquisitions—in the last five years, we completed 10 acquisitions for an aggregate purchase price of $148.1 million. We believe there are further attractive acquisition opportunities available within the markets in which we operate.

Our pro forma net revenues grew by 29.2% and our pro forma operating income grew by 8.6% for the three months ended June 30, 2015 compared to June 30, 2014. Our pro forma net revenues and pro forma operating income for the three months ended June 30, 2015 were $88.9 million and $15.4 million, respectively. Our actual net revenues and operating income for the three months ended June 30, 2014 were $68.8 million and $14.1 million, respectively. Additionally, our pro forma net revenues grew by 40.3% and our pro forma operating income grew by 22.0%, for the fiscal year ended March 31, 2015. Our pro forma net revenues and pro forma operating income for the fiscal year ended March 31, 2015 were $325.0 million and $46.2 million, respectively. Our actual net revenues and operating income for the fiscal year ended March 31, 2014 were $231.7 million and $37.9 million, respectively.

We expect to focus on generating free cash flow by growing organically and through complementary and synergistic acquisitions. We believe the key drivers of our growth include: (1) the benefits that will result from the Share Distribution; (2) leveraging our existing customer relationships, technologies, products and solutions; (3) focused acquisitions that leverage our distribution channels; and (4) operational excellence.

In addition to the companies listed above, Capital Southwest will contribute to us 100% of the outstanding capital stock of CapStar, a real estate holding company, the operations of which are not material to CSWI.

Recent Developments

Effective April 1, 2015, we acquired substantially all of the assets of Strathmore for a net cash purchase price of $68.8 million, plus additional payments if certain financial metrics are achieved in future periods. Strathmore is a leading manufacturer of specialized industrial coating products including urethanes, epoxies, acrylics and alkyds.

Strathmore’s net revenues and operating income for the fiscal year ended December 31, 2014 were $63.2 million and $8.2 million, respectively. Strathmore’s financial results will be included in our Coatings, Sealants and Adhesives segment. The Strathmore acquisition was funded from borrowings of $70.0 million.

Business Segments

We operate in three business segments: Industrial Products; Coatings, Sealants and Adhesives; and Specialty Chemicals. The table below provides an overview of these business segments.

Business Segment	Principal Product	Key End Use		Pro Forma Net Revenue*
	Categories	Markets	Representative Industrial Brands	$	%

Industrial Products

¡      Specialty mechanical products

¡      Fire and smoke protection products

¡     Architecturally- specified building products

¡     Storage. filtration and application equipment for use with our specialty chemicals and other products

		¡ Plumbing ¡ HVAC ¡ Refrigeration ¡ Electrical ¡ Commercial construction ¡ Rail car and locomotive ¡ General industrial	.

Coatings, Sealants and Adhesives	¡ Coatings and penetrants ¡ Pipe thread sealants ¡ Firestopping sealants and caulks ¡ Adhesives/solvent cements	¡ Rail car and locomotive ¡ Oil and gas ¡ Commercial construction ¡ Plumbing ¡ HVAC ¡ Refrigeration ¡ Electrical ¡ General industrial

Specialty Chemicals	¡ Lubricants and greases ¡ Drilling compounds ¡ Anti-seize compounds ¡ Chemical formulations ¡ Degreasers and cleaners	¡ Oil and gas ¡ Drilling and boring ¡ Water well drilling ¡ Mining ¡ Rail car and locomotive ¡ Steel ¡ Power generation ¡ Cement ¡ Aviation ¡ Plumbing ¡ HVAC ¡ Electrical ¡ General industrial

*	Reflects acquisition of substantially all of the assets of Strathmore.

Our Competitive Strengths

We believe we have the following competitive strengths:

Broad Portfolio of Industry Leading Products and Solutions

We have a broad portfolio of products with leading industry positions in the specific end markets in which we compete. We believe our products and solutions are differentiated from those of our competitors by superior quality and total value delivered to customers. For example, our RectorSeal No. 5® product is widely regarded as an industry standard for thread sealants for HVAC, plumbing and electrical configurations. As another example, our KOPR-KOTE® product is recognized as the anti-seize compound of choice for use in oil and gas drilling operations, where it is asked for by name.

Sustainable Organic Revenue Growth and Operating Performance

Our pro forma net revenues grew by 29.0% for the three months ended June 30, 2015. This growth was driven by a 12.1% increase in revenues due to organic growth, with the remainder coming from acquisitions. Additionally, our pro forma net revenues grew by 23.9%, compounded annually, for the three fiscal years ended March 31, 2015. This growth was driven by a 14.8% increase in revenues due to organic growth, with the remainder coming from acquisitions. Our organic revenue growth is benefited by a number of factors. We focus on end markets with above-average growth trends, such as rail car and locomotive, HVAC, refrigeration and construction. We also have a loyal customer base that recognizes the performance and quality of our products and solutions, including continuously evaluating the potential uses of existing products to broaden our market penetration. Further, our customer base is diverse – for the three months ended June 30, 2015, no single customer represented more than 3.0% of our net revenues on a pro forma basis. For the year ended March 31, 2015, no single customer represented more than 5.0% of our net revenues on a pro forma basis.

These factors have also enabled our products to enjoy strong margins. Our pro forma operating income grew by 8.6% for the three months ended June 30, 2015. Additionally, our pro forma operating income grew by 28.4%, compounded annually, for the three fiscal years ended March 31, 2015. We continue to improve our profitability through targeted investments to further improve our manufacturing processes. For example, in the Specialty Chemicals segment, we are in the process of consolidating the manufacturing of some of our lubricant and grease products into our Rockwall, Texas facility in order to optimize capacity, improve efficiency and leverage technologies while enhancing product quality and environmental compliance. Further, we continue to refine our manufacturing processes in all of our manufacturing facilities to lower manufacturing costs, increase production capacity and improve product quality.

Stable Platform for Acquisitions with Proven Track Record

We have a demonstrated track record of identifying, completing and integrating acquisitions, as evidenced by the 31 acquisitions we have successfully completed since 1991. Since January 1, 2010, we have invested $148.1 million in acquisitions that either (1) added new products designed to service our existing end markets or (2) provided an entry into new, complementary end markets where we can drive revenue growth and improved profitability. Historically, our acquisitions have been relatively small, lower-risk acquisitions of a product that we have identified as having the potential to benefit from our extensive distribution network and manufacturing efficiencies. We also consummated larger acquisitions that complement our business model. Most recently, we acquired substantially all of the assets of Strathmore, a leading participant in the coatings market.

Culture of Product Enhancement and Customer Centric Solutions

We have a long history of serving our customers with high quality products and solutions. We work closely with our customers, industry experts and research partners to continuously improve our existing products to meet evolving customer and market requirements. Our highly trained and specialized personnel work directly with our current and prospective customers to enhance our product offerings by expanding the use and markets for our existing products. We focus on product enhancements and product line extensions that are designed to meet the specific application needs of our customers.

Diverse Sales and Distribution Channels

Many of our products are sold through service-intensive distribution networks committed to technical support and total customer satisfaction. We primarily go to market through an international network of independent manufacturer representatives and agents calling on our wholesale distributors, contractors and direct customers. For example, our distributors sell products from our Industrial Products and Specialty Chemicals segments to plumbers, electricians and HVAC contractors.

The strong, long-term relationships we have developed with our wholesale distribution partners allow us to introduce new products, including newly developed, as well as acquired products. In addition, our extensive distribution network allows us to exploit niche end markets that provide organic growth opportunities and form a key component of our acquisition strategy.

With certain of our products we also go to market through a direct sales force focused on specific customer needs. For example, we sell products in our Coatings, Sealants and Adhesive segment directly to rail car and locomotive manufacturers.

Experienced Management Team

Our executive officers following the Share Distribution will be: (1) Joseph B. Armes, our Chairman and Chief Executive Officer and Capital Southwest’s current Chairman and Chief Executive Officer; (2) Christopher J. Mudd, our President and Chief Operating Officer and Capital Southwest’s current Senior Vice President, Operations; and (3) Kelly Tacke, our Chief Financial Officer and Capital Southwest’s current Chief Financial Officer. See “Management” for biographical information for Mr. Armes, Mr. Mudd and Ms. Tacke.

Our management team is highly regarded in each of our business segments. Collectively, our management team, including the executive officers, has an average of 25 years of experience in the industrial manufacturing and specialty chemicals industries. They have a successful track record of enabling us to recognize and capitalize upon attractive opportunities in the key markets we serve, and our executive management team has a strong record of effectively managing capital and delivering operating efficiencies over time. In addition, our management team has demonstrated strong capabilities in sourcing and executing strategic and accretive acquisitions.

Our Growth Strategy

We are focused on creating significant stockholder value over the long term by increasing our revenue, profitability and free cash flow by (1) expanding the market and uses of our existing products and (2) growing the portfolio of products we manufacture, market and sell through targeted acquisitions. We believe the key drivers of our growth include:

Benefits Resulting from the Share Distribution

Historically, the CSWI Businesses operated as separate independent companies with discrete strategies and capital structures. The Share Distribution will allow us to pursue a strategy focused on rationalizing our organizational structure and management around our business segments. We expect this strategy to enable us to realize cost and operational synergies, implement best practices across our operations, cross-sell product offerings and thereby increase our profitability.

Following the Share Distribution, we will no longer operate as separate portfolio companies in Capital Southwest’s existing structure, which will allow us to more efficiently finance growth and more effectively allocate capital across our businesses.

Leveraging Existing Customer Relationships and Products and Solutions

We expect to continue to increase revenue by leveraging our reputation for providing high quality products to our long-standing customer base. Our team of sales representatives, engineers and other technical personnel continues to proactively collaborate with our distributors and end users to enhance and adapt existing products and solutions to meet evolving customer needs. In addition, we expect to leverage our existing customer base to cross-sell our products and solutions across our three business segments.

Focused Acquisitions that Leverage our Distribution Channels

While we are focused on improving our existing products and penetrating new markets with these products, we continue to identify and execute acquisitions that will broaden our portfolio of products and offer attractive risk-adjusted returns. We primarily focus on commercially proven products and solutions that currently have limited distribution but would benefit from a broader distribution network and be attractive to customers in our target end markets. Once acquired, we utilize our extensive distribution networks to increase revenue by selling those products to our diversified customer base.

Operational Excellence

We focus on operational excellence in all aspects of our business, leading to improved efficiencies and increased profitability. We will continue to expand improvement initiatives and information sharing across our entire platform, promoting best practices.

Reasons for the Share Distribution

The Capital Southwest Board determined that the Share Distribution is in the best interests of Capital Southwest and its shareholders, and that separating the CSWI Businesses from Capital Southwest would provide benefits to both Capital Southwest and CSWI that could not be achieved as a combined company, such as our ability to:

•	organize the CSWI Businesses around key market segments;

•	grow the CSWI Businesses by allocating capital more efficiently;

•	offer greater investor choice through separate entities;

•	unlock shareholder value;

•	increase management focus; and

•	better align the interests of management and our stockholders.

For a more detailed discussion of the factors considered by the Capital Southwest Board, see “The Share Distribution—Reasons for the Share Distribution.”

Corporate Information

We are currently a wholly owned subsidiary of Capital Southwest. After the Share Distribution, we will be a standalone, publicly traded company. We were incorporated in the State of Delaware on November 6, 2014 solely for the purpose of effecting the Share Distribution. Our principal executive office is located at 5400 Lyndon B. Johnson Freeway, Suite 1300, Dallas, Texas 75240, and our telephone number at that location is 972-233-8242. To date, we have not conducted any material activities or operations.

Our website address is www.cswindustrials.com. Information contained on, or linked to, our website or Capital Southwest’s website does not and will not constitute part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

Summary of the Share Distribution

The following is a summary of certain terms of the Share Distribution. See “The Share Distribution” for a more detailed description of the matters described below.

Distributing company	Capital Southwest Corporation. After the Share Distribution, Capital Southwest will not own any capital stock of CSWI.

Distributed company	CSW Industrials, Inc. CSWI is currently a wholly owned subsidiary of Capital Southwest. After the Share Distribution, CSWI will be a standalone, publicly traded company.

Pre-Share Distribution reorganization	Prior to the Share Distribution, Capital Southwest will contribute to CSWI the outstanding capital stock of the CSWI Businesses. Further, Capital Southwest expects to contribute to us $13.0 million in cash.

Distribution ratio	Holders of shares of Capital Southwest common stock as of 5:00 p.m. Eastern time on September 18, 2015, the Record Date, will be entitled to receive one share of our common stock for every share of Capital Southwest common stock they own as of the Record Date. Cash will be distributed in lieu of fractional shares as described below.

Securities to be distributed	Based on the approximately 15.6 million shares of Capital Southwest common stock outstanding on August 25, 2015, and applying the distribution ratio of one share of our common stock for every share of Capital Southwest common stock, approximately 15.6 million shares of our common stock will be distributed to Capital Southwest shareholders who hold shares of Capital Southwest common stock as of the Record Date.

Record Date	5:00 p.m. Eastern time on September 18, 2015.

Distribution Date	September 30, 2015.

Fractional shares	Fractional shares of CSWI common stock will not be distributed in the Share Distribution. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share of CSWI common stock in the Share Distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

Conditions to the Share Distribution	The Share Distribution is subject to a number of conditions, including, among others: (1) effectiveness of CSWI’s Registration Statement on Form 10 filed with the SEC; (2) receipt of a favorable opinion with respect to the tax-free nature of the Share Distribution for federal income tax purposes; (3) the absence of any legal restraint or prohibition preventing consummation of the Share Distribution; and (4) the absence of any event occurring that, in the Capital Southwest Board’s judgment, would result in the Share Distribution having a material adverse effect on Capital Southwest or its shareholders. Even if all of the conditions have been satisfied, Capital Southwest may amend, modify or abandon any and all terms of the distribution and the related transactions at any time prior to the Distribution Date. In the event that the Capital Southwest Board waives a material condition or amends, modifies or abandons the Share Distribution, Capital Southwest will notify its shareholders in a manner reasonably calculated to inform them of such modifications with a Current Report on Form 8-K, a press release or other means. See “The Share Distribution—Conditions to the Share Distribution.”

Costs of the Share Distribution	Capital Southwest will pay all costs and expenses incurred by CSWI or Capital Southwest on or prior to the Distribution Date related to the Share Distribution, including the printing and mailing of this Information Statement. However, certain costs relating to the incorporation of CSWI and the post-Share Distribution operations of CSWI as a holding company of the CSWI Businesses will be paid by CSWI. Following the Distribution Date, each party will be responsible for its own costs and expenses. See “Certain Relationships and Related Party Transactions—Agreements between Capital Southwest and CSWI Relating to the Share Distribution—Distribution Agreement—Costs of the Share Distribution.”

Treatment of equity-based awards

In connection with the Share Distribution, all outstanding stock option and restricted stock awards held by Capital Southwest directors and employees will be adjusted to represent both Capital Southwest and CSWI stock options and restricted stock awards.

The treatment of Capital Southwest’s equity-based awards in connection with the Share Distribution is described in more detail under “The Share Distribution—Treatment of Stock-Based Awards.”

Share Distribution-related compensation	If the Share Distribution is consummated, certain executive officers of Capital Southwest will be entitled to stock option and restricted stock awards and cash award payments pursuant to Capital Southwest’s executive compensation plan (the “Share Distribution Executive Compensation Plan”) that correlate to the aggregate appreciation in Capital Southwest’s equity value from the August 28, 2014 grant date (based on a trading value of $36.16 per share) through the date of determination following the Share Distribution, including in such determination the post-Share Distribution CSWI equity value. For a more detailed description, see “Compensation of Executive Officers—Share Distribution-Related Compensation.” Stock options and restricted stock awarded under the Share Distribution Executive Compensation Plan will be treated as described above under “—Treatment of equity-based awards.” The cash awards payable under the Share Distribution Executive Compensation Plan will be paid by Capital Southwest.

Trading market and symbol	In connection with the Share Distribution, CSWI common stock will be listed on NASDAQ under the symbol “CSWI.” We anticipate that, on or shortly prior to the Record Date, trading of our common stock will begin on a “when-issued” basis and “when-issued” trading will continue up to and including the Distribution Date. Regular-way trading will commence one trading day after the Distribution Date. See “The Share Distribution—Trading and Listing of Our Common Stock.”

Dividend policy	Any payment of dividends will be at the discretion of our Board of Directors (the “CSWI Board”) and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, any contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law, general business conditions and other factors that the CSWI Board may deem relevant. We do not currently expect to pay dividends on our common stock for the foreseeable future following the Share Distribution.

Tax consequences to Capital Southwest shareholders	As a condition to the Share Distribution, Capital Southwest will have received a tax opinion from a nationally recognized accounting firm stating that Capital Southwest and Capital Southwest’s shareholders should not recognize any income, gain or loss for U.S. Federal income tax purposes as a result of the Share Distribution, except, in the case of Capital Southwest’s shareholders, with respect to any cash received in lieu of fractional shares of CSWI’s common stock. See “The Share Distribution—Material U.S. Federal Income Tax Consequences.”

Relationship with Capital Southwest following the Share Distribution	We will enter into a Distribution Agreement and other agreements with Capital Southwest related to the Share Distribution. These agreements will govern the relationship between us and Capital Southwest up to and after the Share Distribution and provide for the allocation between us and Capital Southwest of various assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities). The Distribution Agreement, in particular, will set forth our agreement with Capital Southwest regarding the principal transactions necessary to separate us from Capital Southwest, as well as other arrangements that govern our relationship with Capital Southwest after the Share Distribution. We will enter into a Tax Matters Agreement and an Employee Matters Agreement with Capital Southwest. As part of these agreements, we and Capital Southwest will indemnify each other against certain liabilities arising from our respective businesses. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements between Capital Southwest and CSWI Relating to the Share Distribution” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Share Distribution and Operation as a Standalone, Publicly Traded Company.”

Distribution Agent and Transfer Agent

American Stock Transfer and Trust Company will be the distribution agent for the Share Distribution and will be the transfer agent for our shares after the Share Distribution. If you have any questions relating to the Share Distribution, you should contact American Stock Transfer and Trust Company at:

American Stock Transfer and Trust Company

59 Maiden Lane, Plaza Level

New York, NY 10038

1-800-937-5449

Risk factors	You should carefully consider the matters discussed under the section titled “Risk Factors.”

Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data

CSWI was formed on November 6, 2014 solely for the purpose of effecting the Share Distribution and to date, CSWI has not conducted any material activities or operations. The summary historical combined financial data as of March 31, 2015 and 2014, and for the fiscal years ended March 31, 2015, 2014 and 2013 has been derived from the audited combined financial statements of the CSWI Businesses. The summary historical combined financial data as of June 30, 2015 and for the three months ended June 30, 2015 and 2014 has been derived from the unaudited combined financial statements of the CSWI Businesses. The data below was prepared by combining the results of the CSWI Businesses. The summary historical combined financial data as of March 31, 2015 and 2014 and for the years ended March 31, 2015, 2014 and 2013 and for the three months ended June 30, 2014 does not include Strathmore, substantially all of the assets of which were acquired subsequent to the periods indicated. The summary historical combined financial data as of June 30, 2015 and for the three months ended June 30, 2015 includes the financial data of Strathmore since the date of its acquisition (effective April 1, 2015). The data set forth below is not necessarily indicative of CSWI’s future results of operations and should be read in conjunction with the historical combined financial statements of the CSWI Businesses, the “Unaudited Pro Forma Condensed Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The unaudited pro forma condensed combined financial information presented below consists of unaudited pro forma condensed combined balance sheet information as of June 30, 2015 and unaudited pro forma condensed combined statements of operations for the fiscal year ended March 31, 2015 and for the three months ended June 30, 2015. The unaudited pro forma condensed combined financial information for the fiscal year ended March 31, 2015 gives effect to (1) the acquisition of substantially all of the assets of Strathmore and (2) the Share Distribution and the related transactions. The unaudited pro forma condensed combined financial information as of June 30, 2015 and for the three months ended June 30, 2015 gives effect to the Share Distribution and related transactions. The unaudited pro forma condensed combined financial information is based on certain assumptions and adjustments, and should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined financial statements of the CSWI Businesses included elsewhere in this Information Statement.

	Pro Forma Three Months Ended June 30,	Three Months Ended June 30,		Pro Forma Year Ended March 31,	Fiscal Year Ended March 31,
	2015	2015	2014	2015	2015	2014	2013
	(in thousands)
Combined Statements of Operations Data:
Net revenues	$88,909	$88,909	$68,798	$325,025	$261,834	$231,713	$199,094
Cost of revenues	(48,465)	(48,465)	(35,000)	(181,922)	(135,409)	(119,627)	(104,512)
Selling, distribution, general and administrative, and other operating expenses	(25,078)	(26,156)	(19,655)	(95,873)	(82,391)	(74,173)	(62,335)

Operating income	$15,366	$14,288	$14,143	$47,230	$44,034	$37,913	$32,247
Operating margin	17.3%	16.1%	20.6%	14.5%	16.8%	16.4%	16.2%
Other income (expense)	(732)	(732)	312	(1,694)	894	(387)	973

Income before income taxes	$14,634	$13,556	$14,455	$45,536	$44,928	$37,526	$33,220
Provision for income taxes	(5,283)	(4,906)	(4,707)	15,612	(15,223)	(12,794)	(10,707)

Income from continuing operations	$9,351	$8,650	$9,748	$29,924	$29,705	$24,732	$22,513
Loss on disposal of operation, net of income tax benefit	—	—	—	—	—	—	(1,326)
Income from discontinued operation, net of income taxes	—	—	—	—	—	—	511

Net loss on discontinued operation, net of income taxes	—	—	—	—	—	—	(815)

Net income	$9,351	$8,650	$9,748	$29,924	$29,705	$24,732	$21,698

Other Data:
Depreciation and amortization	$3,330	$3,327	$2,601	$13,873	$10,515	$9,113	$6,701
Interest (expense) income, net	(667)	(667)	(168)	(3,199)	(611)	(131)	74

	Pro Forma As of June 30,	As of June 30,	As of March 31,
	2015	2015	2015	2014
	(in thousands)
Balance Sheet Data (end of period):
Working capital	$138,535	$124,834	$96,391	$90,884
Goodwill, intangible and other assets, net	$152,229	$152,229	$94,675	$89,400
Total assets	$389,801	$376,100	$286,521	$277,820
Short-term borrowings and current portion of long-term obligation	$4,499	$4,499	$13,561	$13,764
Long-term debt	$90,690	$90,690	$13,143	$31,333
Other non-current liabilities	$22,270	$32,564	$30,159	$12,233
Equity	$238,629	$214,634	$204,601	$196,186

RISK FACTORS

You should carefully consider the risks described below, which we believe are the principal risks that we face and of which we are currently aware, together with all of the other information included in this Information Statement. If any of the risks described below actually occurs, our business, financial results, financial condition and stock price could be materially adversely affected.

Risks Relating to Our Business

Difficult and volatile conditions in the overall economy, particularly in the U.S. but also globally, and in the capital, credit and commodities markets could materially adversely affect our financial position, results of operations and cash flows.

Our financial position, results of operations and cash flows could be materially adversely affected by difficult global economic conditions and significant volatility in the capital, credit and commodities markets and in the overall economy. Difficult and volatile conditions in the U.S. and globally could affect our business in a number of ways. For example:

•	weak economic conditions, especially in our key markets, could reduce demand for our products, impacting our revenues and margins;

•	as a result of the recent volatility in commodity prices, we may encounter difficulty in achieving sustained market acceptance of past or future price increases, which could have a material adverse effect on our financial position, results of operations and cash flows;

•	under difficult market conditions, there can be no assurance that access to credit or the capital markets would be available or sufficient, and in such a case, we may not be able to successfully obtain additional financing on reasonable terms, or at all; and

•	market conditions could result in our key customers experiencing financial difficulties and/or electing to limit spending, which in turn could result in decreased sales and earnings for us.

The industries in which we operate are highly competitive, and many of our products are in highly competitive markets, particularly certain specialty chemicals products. We may lose market share to producers of other products that can be substituted for our products.

The industries in which we operate are highly competitive, and we face significant competition from both large international producers and from smaller regional competitors. Our competitors may improve their competitive position in our core markets by successfully introducing new products, improving their manufacturing processes, or expanding their capacity or manufacturing facilities. Further, some of our competitors benefit from advantageous cost positions that could make it increasingly difficult for us to compete in markets for less-differentiated applications. If we are unable to keep pace with our competitors’ product and manufacturing process innovations or cost position, our financial condition and results of operations could be materially adversely affected.

In addition, competition among producers of certain specialty chemicals products used in oil and gas drilling operations is intense. Increased competition from existing or newly developed chemical products may reduce demand for our products in the future, and our customers may decide on alternate sources to meet their requirements. If we are unable to successfully compete with other producers or if other products can be successfully substituted for our products, our sales may decline.

Our attempts to address evolving customer needs requires that we continually enhance our products. Our efforts to enhance our products may not be commercially viable and failure to develop commercially successful products or keep pace with our competitors could harm our business and results of operations.

The enhancement and extension of our existing products to broaden the market and uses of our existing products is a key driver of our growth, particularly in our Coatings, Sealants and Adhesives segment. However, developing those product enhancements and extensions can be a costly, lengthy and uncertain process, and it is difficult to estimate the commercial success of those products.

A failure to develop commercially successful products or to identify additional uses for existing products could materially and adversely affect our financial results. If our attempts to develop or enhance products is unsuccessful, we may be unable to recover our development costs, which could have an adverse effect on our business and results of operations. In addition, our inability to enhance or develop products that are able to meet the evolving needs of our customers, including a failure to do so that results in our products lagging those of new or existing competitors, could reduce demand for our products and may have a material adverse effect on our business and results of operations.

Any inability to consummate acquisitions at our historical rate and at appropriate prices could negatively impact our growth rate and stock price.

Our ability to grow revenues, earnings and cash flow at or above our historic rates depends in part upon our ability to identify and successfully acquire and integrate businesses at appropriate prices and realize anticipated synergies. We may not be able to consummate acquisitions at rates similar to the past, which could adversely impact our growth rate and our stock price. Promising acquisitions are difficult to identify and complete for a number of reasons, including high valuations, competition among prospective buyers, the availability of affordable funding in the capital markets and the need to satisfy applicable closing conditions and obtain antitrust and other regulatory approvals on acceptable terms. In addition, competition for acquisitions may result in higher purchase prices. Changes in accounting or regulatory requirements or instability in the credit markets could also adversely impact our ability to consummate acquisitions.

Our acquisition of businesses could negatively impact our financial statements.

As part of our business strategy, we acquire businesses in the ordinary course, some of which may be material; please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information. These acquisitions involve a number of financial, accounting, managerial, operational, legal, compliance and other risks and challenges, including the following, any of which could adversely affect our financial statements:

•	any acquired business, technology, service or product could under-perform relative to our expectations and the price that we paid for it, or not perform in accordance with our anticipated timetable;

•	we may incur or assume significant debt in connection with our acquisitions;

•	acquisitions could cause our financial results to differ from our own or the investment community’s expectations in any given period, or over the long-term;

•	pre-closing and post-closing earnings charges could adversely impact operating results in any given period, and the impact may be substantially different from period to period;

•	acquisitions could create demands on our management, operational resources and financial and internal control systems that we are unable to effectively address;

•	we could experience difficulty in integrating personnel, operations and financial and other controls and systems and retaining key employees and customers;

•	we may be unable to achieve cost savings or other synergies anticipated in connection with an acquisition;

•	we may assume by acquisition unknown liabilities, known contingent liabilities that become realized, known liabilities that prove greater than anticipated, internal control deficiencies or exposure to regulatory sanctions resulting from the acquired company’s activities. The realization of any of these liabilities or deficiencies may increase our expenses, adversely affect our financial position or cause us to fail to meet our public financial reporting obligations; and

•	in connection with acquisitions, we often enter into post-closing financial arrangements such as purchase price adjustments, earn-out obligations and indemnification obligations, which may have unpredictable financial results.

Our ability to obtain additional capital on commercially reasonable terms may be limited, which could adversely affect our ability to pursue our acquisition strategy.

Although we believe that our cash, cash equivalents and short-term investments and existing credit facilities will provide adequate resources to fund ongoing operating requirements, we may need to seek additional financing to compete effectively and pursue our acquisitions strategy. If we are unable to obtain capital on commercially reasonable terms, it could:

•	reduce funds available to us for purposes such as working capital, capital expenditures, strategic acquisitions, research and development and other general corporate purposes;

•	restrict our ability to introduce new products, effect future acquisitions or capitalize on other business opportunities;

•	increase our vulnerability to economic downturns and competitive pressures in the markets in which we operate; and

•	place us at a competitive disadvantage.

During periods of volatile credit markets, there is a risk that lenders, even those with strong balance sheets and sound lending practices, could fail or refuse to honor their credit commitments and obligations, including but not limited to extending credit up to the maximum permitted by a credit facility and otherwise accessing capital and/or honoring loan commitments. If our lenders are unable to fund borrowings under their revolving credit commitments or if we are unable to borrow, it could be difficult to replace our revolving credit facilities on similar terms.

The indemnification provisions of acquisition agreements by which we have acquired companies may not fully protect us and as a result we may face unexpected liabilities.

Certain of the acquisition agreements by which we have acquired companies require the former owners to indemnify us against certain liabilities related to the operation of the company before we acquired it. In most of these agreements, however, the liability of the former owners is limited and certain former owners may be unable to meet their indemnification responsibilities. We cannot assure you that these indemnification provisions will protect us fully or at all, and, as a result, we may face unexpected liabilities that adversely affect our financial statements.

The cyclical nature of certain industries in which our business operates can cause significant fluctuations in our results of operations and cash flows.

The cyclical nature of the supply and demand balance of the oil and gas and mining industries, which are served by our Specialty Chemicals and Coatings, Sealants and Adhesives segments, poses risks to us that are beyond our control and can affect our operating results. These markets are highly competitive; are driven to a large extent by end-use markets; and may experience overcapacity, all of which may affect demand for and pricing of our products and result in volatile operating results and cash flows over our business cycle. Future growth in product demand may not be sufficient to utilize current or future capacity. Excess industry capacity may continue to depress our volumes and margins on some products. Our operating results, accordingly, may be volatile as a result of excess industry capacity, as well as from rising energy and raw materials costs.

Weakness in the oil and gas industry may adversely affect certain segments of our end market customers and reduce our sales and results of operations.

Some of our customers are impacted by current weakness in the oil and gas industry. This means our operations and earnings, particularly in the Specialty Chemicals and Coatings, Sealants and Adhesives segments, may be significantly affected by changes in oil, gas and petrochemical prices and drilling activities. Oil, gas, petrochemical and product prices and margins in turn depend on local, regional and global events or conditions that affect supply and demand for the relevant commodity.

Our relationships with our employees could deteriorate, which could adversely affect our operations.

As a manufacturing company, we rely on our employees and good relations with our employees to produce our products and maintain our production processes and productivity. After giving effect to the Share Distribution, we had 732 full-time employees as of June 30, 2015. Approximately 33 of our employees are subject to collective bargaining agreements. If our workers were to engage in a strike, work stoppage or other slowdown, our operations could be disrupted, or we could experience higher labor costs. In addition, if significant portions of our employees were to become unionized, we could experience significant operating disruptions and higher ongoing labor costs, which could adversely affect our business, financial condition and results of operations.

Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.

Our success in the highly competitive end markets in which we operate will continue to depend to a significant extent on our key employees. We are dependent on the expertise of our executive officers and other key employees that will be serving CSWI after the Share Distribution. Loss of the services of any of these individuals could have an adverse effect on our prospects. We may not be able to retain or recruit qualified individuals to join CSWI. The loss of executive officers or other key employees could result in high transition costs and could disrupt our operations.

We rely on independent distributors and independent sales representatives. Termination of one or more of our relationships with any of those parties or an increase in their sales of our competitors’ products could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We depend on the services of independent distributors and independent sales representatives to sell our products and, in many cases, provide service and aftermarket support to end users of our products. Rather than serving as passive conduits for delivery of products, our distributors and sales representatives play a significant role in determining which of our products are available for purchase by contractors to service our customers. Almost all of the distributors and sales representatives with whom we transact business also offer competitors’ products and services to our customers. The loss of one of our key distributors or of a substantial number of our other distributors or sales representatives, or an increase in the distributors’ or sales representatives’ sales of our competitors’ products to our customers could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Growth of our business will depend in part on market awareness of our industrial brands, and any failure to develop, maintain, protect or enhance our industrial brands would hurt our ability to retain or attract customers.

We believe that building and maintaining market awareness, brand recognition and goodwill is critical to our success. This will depend largely on our ability to continue to provide high-quality products, and we may not be able to do so effectively. Our efforts in developing our industrial brands may be affected by the marketing efforts of our competitors and our reliance on our independent dealers, distributors and strategic partners to promote our industrial brands effectively. If we are unable to cost-effectively maintain and increase positive awareness of our industrial brands, our businesses, results of operations and financial condition could be harmed.

We may not be able to consolidate our manufacturing facilities without incurring unanticipated costs and disruptions to our business.

As part of our efforts to streamline and rationalize our manufacturing processes, we are consolidating manufacturing facilities. For example, we are in the process of consolidating the manufacture of all lubricant and grease products currently manufactured in one of our Houston, Texas facilities to our Rockwall, Texas facility in order to optimize capacity and efficiency. Because of unanticipated events, including the actions of governments, suppliers, employees or customers, we may not realize the synergies, cost reductions and other benefits of any consolidation to the extent we currently expect.

We are dependent on contract manufacturers for manufacturing of certain products that we sell.

We use third parties to manufacture certain of our products. To the extent that we rely on third parties to perform these functions, we will not be able to directly control product delivery schedules and quality assurance. This lack of control may result in product shortages or quality assurance problems that could delay shipments of products or increase manufacturing, assembly, testing or other costs. If a contractor experiences capacity constraints or financial difficulties, suffers damage to its facilities, experiences power outages, natural disasters, labor shortages or labor strikes, or any other disruption of assembly or testing capacity, we may not be able to obtain alternative manufacturing in a timely manner or on commercially acceptable terms.

We are subject to risks from litigation that may materially impact our operations.

We face an inherent business risk of exposure to various types of claims and lawsuits. We are involved in various legal proceedings that arise in the ordinary course of our business. Although it is not possible to predict with certainty the outcome of every pending claim or lawsuit or the range of probable loss, we believe these pending lawsuits and claims will not individually or in the aggregate have a material adverse impact on our results of operations. However, we could in the future be subject to various lawsuits, including intellectual property, product liability, personal injury, product warranty, environmental or antitrust claims, among others, and incur judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period.

Chemical processing is inherently hazardous, which could result in accidents that disrupt our operations or expose us to significant losses or liabilities.

Hazards associated with chemical processing and the related storage and transportation of raw materials, products and wastes exist in our operations and the operations of other occupants with whom we share manufacturing sites. These hazards could lead to an interruption or suspension of operations and have an adverse effect on the productivity and profitability of a particular manufacturing facility or on us as a whole. These potential risks include, but are not necessarily limited to chemical spills and other discharges or releases of toxic or hazardous substances or gases, pipeline and storage tank leaks and ruptures, explosions and fires and mechanical failure. These hazards may result in personal injury and loss of life, damage to property and contamination of the environment, which may result in a suspension of operations and the imposition of civil or criminal penalties, including governmental fines, expenses for remediation and claims brought by governmental entities or third parties. The loss or shutdown of operations over an extended period at any of our major operating facilities could have a material adverse effect on our financial condition and results of operations. Our property, business interruption and casualty insurance may not fully insure us against all potential hazards incidental to our business.

Regulation of our employees’ exposure to certain chemicals or other hazardous products could require material expenditures or changes in our operations.

Certain chemicals that we use in the manufacture of our products may have adverse health effects. The Occupational Safety and Health Administration limits the permissible employee exposure to some of those chemicals. Future studies on the health effects of certain chemicals may result in additional regulations or new regulations in foreign countries that further restrict or prohibit the use of, and exposure to, certain chemicals. Additional regulation of certain chemicals could require us to change our operations, and these changes could affect the quality of our products and materially increase our costs.

Regulatory and statutory changes applicable to us or our customers could adversely affect our financial condition and results of operations.

We and many of our customers are subject to various national and local laws, rules and regulations. Changes in any of these areas could result in additional compliance costs, seizures, confiscations, recall or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products.

In addition, we benefit from certain regulations, including building code regulations that require the use of products that we and other manufacturers sell. For example, certain environmental regulations may encourage the use of more environmentally friendly products, such as some of the lubricants and greases that we manufacture. If these regulations were to change, our results of operations could be adversely affected.

Compliance with extensive environmental, health and safety laws could require material expenditures, changes in our operations or site remediation.

Certain materials we use in the manufacture of our products can represent potentially significant health and safety concerns. We use large quantities of hazardous substances and generate hazardous wastes in our manufacturing operations. Consequently, our operations are subject to extensive environmental, health and safety laws and regulations at the international, national, state and local level in multiple jurisdictions. These laws and regulations govern, among other things, air emissions, wastewater discharges, solid and hazardous waste management, site remediation programs and chemical use and management. Many of these laws and regulations have become more stringent over time, and the costs of compliance with these requirements may increase, including costs associated with any necessary capital investments. In addition, our production facilities require operating permits that are subject to renewal and, in some circumstances, revocation. The necessary permits may not be issued or continue in effect, and renewals of any issued permits may contain significant new requirements or restrictions. The nature of the chemical industry exposes us to risks of liability due to the use, production, management, storage, transportation and sale of materials that may be hazardous and can cause contamination or personal injury or damage if released into the environment.

Compliance with environmental laws and regulations generally increases the costs of transportation and storage of raw materials and finished products, as well as the costs of storage and disposal of wastes. We may incur substantial costs, including fines, damages, criminal or civil sanctions and remediation costs, or experience interruptions in our operations for violations arising under environmental laws, regulations or permit requirements.

Our permits, licenses, registrations or authorizations and those of our customers or distributors may be modified, suspended, terminated or revoked before their expiration or we and/or they may be unable to renew them upon their expiration. We may bear liability for failure to obtain, maintain or comply with required authorizations.

We are required to obtain and maintain, and may be required to obtain and maintain in the future, various permits, licenses, registrations and authorizations for the ownership or operation of our business, including the manufacturing, distribution, sale and marketing of our products and importing of raw materials. These permits, licenses, registrations and authorizations could be modified, suspended, terminated or revoked or we may be unable to renew them upon their expiration for various reasons, including for non-compliance. These permits, licenses, registrations and authorizations can be difficult, costly and time consuming to obtain and could contain conditions that limit our operations. Our failure to obtain, maintain and comply with necessary permits, licenses, registrations or authorizations for the conduct of our business could result in fines or penalties, which may be significant. Additionally, any such failure could restrict or otherwise prohibit certain aspects of our operations, which could have a material adverse effect on our business, financial condition and results of operations.

Many of our customers and distributors require similar permits, licenses, registrations and authorizations to operate. If a significant customer, distributor or group thereof were to have an important permit, license, registration or authorization revoked or such permit, license, registration or authorization was not renewed, forcing them to cease or reduce their business, our sales could decrease, which would have a material adverse effect on our business, financial condition and results of operations.

We may have additional tax liabilities.

We are subject to federal and state income and other taxes in the U.S., as well as a number of foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from that which is reflected in our consolidated financial statements. Should any tax authority challenge our tax positions, our results of operations, financial position and cash flows could be adversely affected.

Failure to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price.

As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our financial statements and harm our operating results. In addition, we will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting.

This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our auditors have issued an attestation report on effectiveness of our internal controls. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting or our independent registered public accounting firm may not issue a favorable assessment. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our stock.

Natural disasters or other events may disrupt our operations, decrease the demand for our products or otherwise have an adverse impact on our business.

Extraordinary events such as natural disasters may negatively affect local economies, including those of our customers or suppliers. Moreover, the occurrence of such events cannot be predicted, although they can be expected to continue to adversely impact the economy in general and our specific markets. The resulting damage from such an event could include loss of life, property damage or site closure. Any, or a combination, of these factors could adversely impact our results of operations, financial position and cash flows.

Our insurance policies may not cover, or fully cover, us against natural disasters, global conflicts or environmental risk.

We currently have insurance policies for certain operating risks, which include certain property damage, including certain aspects of business interruption for certain sites, operational and product liability, transit, directors’ and officers’ liability, industrial accident insurance and other risks customary in the industries in which we operate. However, we may become subject to liability (including in relation to pollution, occupational illnesses, injury resulting from tampering, product contamination or degeneration or other hazards) against which we have not insured or cannot fully insure.

For example, hurricanes may affect our facilities. In particular, the failure of our information systems as a result of breakdown, malicious attacks, unauthorized access, viruses or other factors could severely impair several aspects of operations, including, but not limited to, logistics, sales, customer service and administration. In addition, in the event that a product liability or third-party liability claim is brought against us, we may be required to recall our products in certain jurisdictions if they fail to meet relevant quality or safety standards, and we cannot guarantee that we will be successful in making an insurance claim under our policies or that the claimed proceeds will be sufficient to compensate the actual damages suffered.

Should we suffer a major uninsured loss, a product liability judgment against us or a product recall, future earnings could be materially adversely affected. We could be required to increase our debt or divert resources from other investments in our business to discharge product related claims. In addition, adverse publicity in relation to our products could have a significant effect on future sales, and insurance may not continue to be available at economically acceptable premiums. As a result, our insurance coverage may not cover the full scope and extent of claims against us or losses that we incur, including, but not limited to, claims for environmental or industrial accidents, occupational illnesses, pollution and product liability and business interruption.

Our business relies on trademarks, trade secrets, other intellectual property and proprietary information, and our failure to protect our rights could harm our competitive advantages with respect to the manufacturing of some of our products.

Our ability to protect and preserve our trademarks, trade secrets and other intellectual property and proprietary information relating to our business is an important factor to our success. However, we may be unable to prevent third parties from using our intellectual property and other proprietary information without our authorization or from independently developing intellectual property and other proprietary information that is similar to ours, particularly in those countries where the laws do not protect our proprietary rights to the same degree as in the U.S. In addition, because certain of our products are manufactured by third parties, we have shared some of our intellectual property with those third parties. There can be no guarantee that those third parties, some of whom are located in jurisdictions where intellectual property risks may be more pronounced, will preserve our intellectual property.

The use of our intellectual property and other proprietary information by others could reduce or eliminate any competitive advantage we have developed, potentially causing us to lose sales or otherwise harm our business. If it becomes necessary for us to litigate to protect these rights, any proceedings could be burdensome and costly, and we may not prevail.

Our intellectual property may not provide us with any competitive advantage and may be challenged by third parties. Moreover, our competitors may already hold or in the future may hold intellectual property rights in the U.S. or abroad that, if enforced or issued, could possibly prevail over our rights or otherwise limit our ability to manufacture or sell one or more of our products in the U.S. or internationally.

Adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and manufacturing expertise. The loss of employees who have specialized knowledge and expertise could harm our competitive position and cause our sales and operating results to decline as a result of increased competition. In addition, others may obtain knowledge of our trade secrets through independent development or other access by legal means.

The failure to protect our intellectual property and other proprietary information, including our processes, apparatuses, technology, trade secrets, trade names and proprietary manufacturing expertise, methods and compounds, could have a material adverse effect on our businesses and results of operations.

Our products may infringe on the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.

Many of our competitors have significant intellectual property rights. We cannot guarantee that our processes and products do not and will not infringe issued patents (whether present or future) or other intellectual property rights belonging to others, including situations in which our products, processes or technologies may be covered by patent applications filed by other parties in the U.S. or internationally.

We may also be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming, regardless of the merits of any claim, and could divert our management’s attention from operating our business.

If we were to discover that our processes, technologies or products infringe the valid intellectual property rights of others, we might need to obtain licenses from these parties or substantially re-engineer our products in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer our products successfully. Moreover, if we are sued for infringement and lose, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products or technology. If we incur significant costs to litigate our intellectual property rights or to obtain licenses, or if our inability to obtain required licenses for our processes, technologies or products prevents us from selling our products, our business and results of operations could be materially adversely affected.

A major failure of our information systems could harm our business.

We may experience operating problems with our information systems as a result of system failures, viruses or other causes. If our systems for protecting against these risks prove not to be sufficient, we could be adversely affected by, among other things, loss or damage of intellectual property or proprietary information, having our business operations interrupted, and increased costs to prevent, respond to, or mitigate attacks on our systems. Any significant disruption or slowdown of our systems could cause customers to cancel orders or cause standard business processes to become inefficient or ineffective, which could adversely affect our financial position, results of operations or cash flows.

Security breaches and other disruptions to our information technology systems could compromise our information, disrupt our operations, and expose us to liability, which may adversely impact our operations.

In the ordinary course of our business, we store sensitive data, including our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our employees in our information technology systems, including in our data centers and on our networks. The secure processing, maintenance and transmission of this data is critical to our operations. Despite our security measures, our information technology systems may be vulnerable to attacks by hackers or breached or disrupted due to employee error, malfeasance or other disruptions. Any such attack, breach or disruption could compromise our information technology systems and the information stored in them could be accessed, publicly disclosed, lost or stolen and our business operations could be disrupted. Any such access, disclosure or other loss of information or business disruption could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and damage to our reputation, which could adversely impact our operations.

We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, financial condition and results of operations.

Our operations are subject to anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”), and other anti-corruption laws that apply in countries where we do business. The FCPA and these other laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We operate in a number of jurisdictions that pose a high risk of potential FCPA violations, and we participate in joint ventures and relationships with third parties whose actions could potentially subject us to liability under the FCPA or other anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the U.S. Department of Commerce’s Bureau of Industry and Security, the U.S. Department of Treasury’s Office of Foreign Asset Control and various non-U.S. government entities, including applicable export control regulations, economic sanctions on countries and persons, customs requirements, currency exchange regulations and transfer pricing regulations (collectively, the “Trade Control Laws”).

However, there is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA or other legal requirements, or Trade Control Laws. If we are not in compliance with the FCPA and other anti-corruption laws or Trade Control Laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the FCPA, other anti-corruption laws or Trade Control Laws by the U.S. or foreign authorities could also have an adverse impact on our reputation, business, financial condition and results of operations.

We may acquire various structured financial instruments for purposes of hedging or reducing our risks, which may be costly and ineffective.

We may seek to hedge against commodity price fluctuations and credit risk by using structured financial instruments such as futures, options, swaps and forward contracts. Use of structured financial instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase our losses.

Fluctuations in currency exchange rates may significantly impact our results of operations and may significantly affect the comparability of our results between financial periods.

Our operations are conducted in many countries. The results of the operations and the financial position of these subsidiaries are reported in the relevant foreign currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. The main currencies to which we are exposed, besides the U.S. dollar, are primarily the Canadian dollar, the British pound and the Australian dollar. The exchange rates between these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future. A depreciation of these currencies against the U.S. dollar will decrease the U.S. dollar equivalent of the amounts derived from these operations reported in our consolidated financial statements and an appreciation of these currencies will result in a corresponding increase in such amounts. Because many of our raw material costs are determined with respect to the U.S. dollar rather than these currencies, depreciation of these currencies may have an adverse effect on our profit margins or our reported results of operations. Conversely, to the extent that we are required to pay for goods or services in foreign currencies, the appreciation of such currencies against the U.S. dollar will tend to negatively impact our results of operations. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods.

We incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the local currency of the transacting entity. Given the volatility of exchange rates, there can be no assurance that we will be able to effectively manage our currency transaction risks, that our hedging activities will be effective or that any volatility in currency exchange rates will not have a material adverse effect on our financial condition or results of operations.

Risks Relating to the Share Distribution and Operation as a Standalone, Publicly Traded Company

The historical combined financial information included in this Information Statement is not necessarily representative of the results we would have achieved as a standalone, publicly traded company and may not be a reliable indicator of our future results.

The historical combined financial information included in this Information Statement reflects the historical financial information of the CSWI Businesses and does not necessarily reflect the financial condition, results of operations or cash flows we would have achieved as a standalone, publicly traded company during the periods presented or that we may achieve in the future. This is primarily a result of the following factors:

•	the historical combined financial information reflects allocations of expenses for services historically provided by Capital Southwest, and those allocations may be different than the comparable expenses we would have incurred as a standalone company;

•	the historical combined financial information as of and for the periods prior to April 1, 2015 does not include Strathmore, which was a significant acquisition that was completed in April 2015;

•	our cost of debt and other capitalization may be different from that reflected in our historical combined financial information;

•	the historical combined financial information does not reflect the changes that will occur in our cost structure, management, financing arrangements and business operations as a result of our separation from Capital Southwest, including the costs related to being an independent company; and

•	the historical combined financial information does not reflect the effects of some of the assets that will be transferred to, and liabilities that will be assumed by, CSWI.

The historical combined financial information presented in this Information Statement should not be assumed to be indicative of what our financial condition or results of operations would have been as a standalone publicly traded company or to be a reliable indicator of what our financial condition or results of operations actually may be in the future.

We may not be able to successfully integrate the CSWI Businesses and their respective operations in a timely manner or at all.

The CSWI Businesses currently operate as independent companies and will continue to do so until consummation of the Share Distribution. Following the Share Distribution, CSWI’s management will need to integrate the separate businesses, technologies, organizations, procedures, policies and operations of each of the CSWI Businesses in order to fully realize the expected results of the Share Distribution. The integration process may prove to be more complex and time-consuming and require substantially more resources and effort than currently anticipated, which could have a material adverse effect on CSWI and its businesses, relationships with market participants, employees, regulators and others.

The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company with listed equity securities, we will be required to comply with additional laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act related regulations of the SEC, including compliance with the reporting requirements of the Exchange Act and the requirements of the NASDAQ Marketplace Rules with which we were not required to comply as a private company. Complying with these statutes, regulations and requirements is expected to occupy a significant amount of time of the CSWI Board and management and is expected to significantly increase our administrative costs and expenses. As a result of becoming a public company, we will be required to:

•	institute a more comprehensive compliance function;

•	design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	comply with rules promulgated by NASDAQ;

•	prepare and distribute periodic public reports in compliance with our obligations under federal securities laws;

•	establish new internal policies and procedures, such as those relating to corporate governance, disclosure controls and procedures and insider trading;

•	involve and retain to a greater degree outside counsel and accountants in the above activities; and

•	establish an investor relations function.

Our profitability will be adversely affected because of these additional costs.

We may be unable to achieve some or all of the benefits that we expect to achieve from the Share Distribution.

As a standalone, publicly traded company, we believe that our business will benefit from, among other things, more focused management and an enhanced ability to pursue our business strategy, which we expect as a result of the Share Distribution. However, by separating from Capital Southwest, we may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of Capital Southwest. In addition, we may not be able to achieve some or all of the benefits that we expect to achieve as a standalone company in the time we expect, if at all.

The Capital Southwest Board has reserved the right, in its sole discretion, to amend, modify or abandon the Share Distribution at any time prior to the Distribution Date. In addition, the Share Distribution is subject to the satisfaction or waiver (by the Capital Southwest Board in its sole discretion) of a number of conditions. CSWI and Capital Southwest cannot assure that any or all of these conditions will be met.

The Capital Southwest Board has reserved the right, in its sole discretion, to amend, modify or abandon the Share Distribution at any time prior to the Distribution Date. This means Capital Southwest may cancel or delay the planned distribution of common stock of CSWI if at any time the Capital Southwest Board determines that the distribution of such common stock is not in the best interests of Capital Southwest. If the Capital Southwest Board determines to cancel the Share Distribution, shareholders of Capital Southwest will not receive any distribution of CSWI common stock, and Capital Southwest will be under no obligation whatsoever to its shareholders to distribute such shares. In addition, the Share Distribution is subject to the satisfaction or waiver (by the Capital Southwest Board in its sole discretion) of a number of conditions. See “The Share Distribution—Conditions to the Share Distribution.” CSWI and Capital Southwest cannot assure that any or all of these conditions will be met. The fulfillment of the conditions to the Share Distribution will not create any obligation on Capital Southwest’s part to effect the Share Distribution.

Potential indemnification obligations of CSWI pursuant to the Distribution Agreement and related agreements could materially adversely affect us.

The Distribution Agreement and related agreements between Capital Southwest and us provide for, among other things, the principal corporate transactions required to effect the separation, the conditions to the Share Distribution and provisions governing the relationship between Capital Southwest and us with respect to and resulting from the Share Distribution. For a description of the Distribution Agreement and related agreements, see “Certain Relationships and Related Party Transactions—Agreements between Capital Southwest and CSWI Relating to the Share Distribution.”

Among other things, the Distribution Agreement provides for indemnification obligations designed to make CSWI financially responsible for liabilities that may exist relating to or arising out of its business activities, whether incurred prior to or after the Share Distribution.

In addition, after the Share Distribution, there will be several significant areas where the liabilities of Capital Southwest may become our obligations under the Employee Matters Agreement, including Capital Southwest defined benefit obligations. For a description of the Employee Matters Agreement, see “Certain Relationships and Related Party Transactions—Agreements between Capital Southwest and CSWI Relating to the Share Distribution—Agreements between Capital Southwest and CSWI Relating to the Share Distribution—The Employee Matters Agreement.”

If CSWI is required to indemnify Capital Southwest under the circumstances set forth in the Distribution Agreement or the Employee Matters Agreement, CSWI may be subject to substantial liabilities that could adversely affect our financial condition.

If the Share Distribution is determined to be taxable for U.S. federal income tax purposes, our stockholders could incur significant U.S. federal income tax liabilities.

A condition to the Share Distribution is Capital Southwest’s receipt of an opinion from a nationally recognized accounting firm substantially to the effect that the Share Distribution (and the Pre-Share Distribution reorganization) should qualify as tax free under Sections 355 and 368(a)(1)(D) of the Code, except with respect to any cash received in lieu of fractional shares of CSWI common stock. An opinion of an accounting firm is not binding on the Internal Revenue Service (“IRS”). Accordingly, the IRS may reach conclusions with respect to the Share Distribution (and the Pre-Share Distribution reorganization) that are different from the conclusions reached in the opinion. The opinion will rely on certain facts, assumptions, representations and undertakings from Capital Southwest and us regarding the past and future conduct of the companies’ respective businesses and other matters, which, if incomplete, incorrect or not satisfied, could alter that accounting firm’s conclusions.

If the Share Distribution ultimately is determined to be taxable, it could be treated as a taxable dividend to you for U.S. federal income tax purposes and you could incur significant U.S. federal income tax liabilities. In addition, Capital Southwest would recognize a taxable gain to the extent that the fair market value of our common stock exceeds Capital Southwest’s tax basis in such stock on the date of the Share Distribution. For a description of the sharing of such liabilities between Capital Southwest and us, see “Certain Relationships and Related Person Transactions—Tax Matters Agreement.”

We may not be able to engage in certain corporate transactions after the Share Distribution.

Our ability to engage in significant equity transactions will be limited or restricted after the Share Distribution in order to preserve the tax-free status of the Share Distribution to Capital Southwest for U.S. federal income purposes. Even if the Share Distribution (and the Pre-Share Distribution reorganization) otherwise qualifies for tax-free treatment to Capital Southwest’s shareholders under Sections 355 and 368(a)(1)(D) of the Code, it may be taxable to Capital Southwest under section 355(e) of the Code if 50% or more, by vote or value, of the shares of our common stock or Capital Southwest’s common stock are acquired or issued as part of a plan or series of related transactions that includes the Share Distribution. For this purpose, any acquisitions or issuances of Capital Southwest’s common stock within two years before the Share Distribution, and any acquisitions or issuances of our common stock or Capital Southwest’s common stock within two years after the Share Distribution, generally are presumed to be part of such a plan, although we or Capital Southwest may be able to rebut that presumption. If an acquisition or issuance of shares of our common stock or Capital Southwest’s common stock triggers the application of Section 355(e) of the Code, Capital Southwest would recognize a taxable gain as a result of the Share Distribution to the extent the fair market value of our common stock exceeds Capital Southwest’s tax basis in our common stock at the time of the Share Distribution.

Under the Tax Matters Agreement that was entered into in connection with the Distribution Agreement, there will be restrictions on our ability to take actions that could cause the Share Distribution to fail to qualify for favorable treatment under the Code, and we will be required to indemnify Capital Southwest against any tax liabilities arising as a result of the Share Distribution that are attributable to any actions taken by us or with respect to us or any of our affiliates. As a result, we may be limited or restricted from entering into strategic, capital raising or other transactions which might be advantageous to us or our stockholders. For a description of the provisions of the Tax Matters Agreement, see “Certain Relationships and Related Person Transactions—Tax Matters Agreement.”

In connection with our separation from Capital Southwest, Capital Southwest will indemnify us for certain liabilities. However, there can be no assurance that these indemnities will be sufficient to insure us against the full amount of such liabilities or that Capital Southwest’s ability to satisfy its indemnification obligation will not be impaired in the future.

Following the Share Distribution, Capital Southwest has agreed to indemnify us for certain liabilities, including certain tax liabilities. However, third parties could seek to hold us responsible for any of the liabilities that Capital Southwest will agree to retain, and there can be no assurance that Capital Southwest will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Capital Southwest any amounts for which we are held liable, we may be temporarily required to bear these losses while seeking recovery from Capital Southwest.

Potential liabilities may arise due to fraudulent transfer considerations, which would adversely affect our financial condition and our results of operations.

In connection with the Share Distribution, Capital Southwest will undertake several corporate restructuring transactions which, along with the Share Distribution, may be subject to federal and state fraudulent conveyance and transfer laws. If, under these laws, a court were to determine that, at the time of the Share Distribution, any entity involved in these restructuring transactions or the Share Distribution: (1) was insolvent; (2) was rendered insolvent by reason of the Share Distribution; (3) had remaining assets constituting unreasonably small capital; or (4) intended to incur, or believed it would incur, debts beyond its ability to pay these debts as they matured, then the court could void the Share Distribution, in whole or in part, as a fraudulent conveyance or transfer. The court could then require CSWI’s stockholders to return to Capital Southwest some or all of the shares of CSWI’s common stock issued in the Share Distribution, or require Capital Southwest or CSWI, as the case may be, to fund liabilities of the other company for the benefit of creditors.

Risks Relating to Our Common Stock

There is no existing market for our common stock, and we cannot be certain that an active trading market will develop or be sustained after the Share Distribution. Following the Share Distribution, our stock price may fluctuate significantly.

There is currently no trading market for our common stock. In connection with the Share Distribution, CSWI common stock will be listed on NASDAQ under the symbol “CSWI,” to be effective upon consummation of the Share Distribution. It is anticipated that on or shortly prior to the record date, trading of shares of our common stock will begin on a “when-issued” basis and this trading will continue up to and including the Distribution Date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the Share Distribution or be sustained in the future. The lack of an active market may make it more difficult for you to sell our common stock and could lead to the share price for our common stock being depressed or more volatile.

We have not set an initial price for our common stock. The price will be established by the market. We cannot predict the prices at which our common stock may trade after the Share Distribution. Indeed, the combined market prices of our common stock and Capital Southwest common stock after the distribution may not equal or exceed the market value of Capital Southwest common stock immediately prior to the Share Distribution. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

•	changes in expectations concerning our future financial performance and the future performance of the industrial products, coatings, sealants and adhesives and specialty chemicals industries in general, including financial estimates and recommendations by securities analysts;

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	strategic actions by us or our competitors, including acquisitions or corporate restructurings;

•	changes in the regulatory framework affecting our operations; and

•	changes in general economic or market conditions.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

In the past, class-action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flow and trading price of our common stock.

Substantial sales of shares of our common stock may occur in connection with the Share Distribution, which could cause our stock price to decline.

The shares of our common stock that Capital Southwest will distribute to its shareholders in the Share Distribution generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any significant stockholder to sell shares of our common stock following the Share Distribution, it is likely that some of Capital Southwest’s shareholders will sell shares of our common stock received in the Share Distribution if, for reasons such as our business profile or market capitalization as a standalone company, we do not fit their investment objectives. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.

Future issuances of debt securities, which would rank senior to our common stock upon our liquidation, and future issuances of equity securities, which would dilute the holdings of our common stockholders, may negatively affect the market price of our common stock.

In the future, we may issue debt or equity securities or incur other borrowings. Upon liquidation, holders of our debt securities and other loans and preferred stock will receive a distribution of our available assets before common stockholders. We are not required to offer any additional debt or equity securities to common stockholders on a preemptive basis. Therefore, additional common stock issuances, directly or through convertible or exchangeable securities, warrants or options, will dilute our common stockholders’ ownership in us and such issuances, or the perception that such issuances may occur, may reduce the market price of shares of our common stock. Because our decision to issue debt or equity securities or otherwise incur debt in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. Thus, common stockholders bear the risk that our future issuances of debt or equity securities or our other borrowing will negatively affect the market price of our common stock and dilute their ownership in us.

Upon effectiveness of the Form 10, our charter will authorize us to issue 60 million shares of capital stock, of which 50 million shares will be designated as common stock and 10 million shares will be designated as preferred stock. After the Share Distribution, the CSWI Board may elect to, among other things, (1) sell additional shares in one or more public offerings, (2) issue equity interests in private offerings, or (3) issue shares of our common stock under a long term incentive plan to our non-employee directors or employees. To the extent we issue additional equity interests after the Share Distribution, your percentage ownership interest in us will be diluted. Further, depending upon the terms of such transactions, most notably the offering price per share, stockholders may also experience a dilution in the value of their investment in us.

We do not expect to pay dividends for the foreseeable future.

Any payment of dividends will be at the discretion of the CSWI Board and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, any contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law, general business conditions and other factors that our board of directors may deem relevant. We do not currently expect to pay dividends on our common stock for the foreseeable future following the Share Distribution. As a result, you may not receive any return on an investment in our capital stock in the form of dividends.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations in the future depends on our subsidiaries and their ability to distribute funds to us.

Anti-takeover provisions in our organizational documents and Delaware law could delay or prevent a change in control.

Provisions of our charter and bylaws may delay or prevent a merger or acquisition that a stockholder may consider favorable. For example, our charter and bylaws will authorize the CSWI Board to issue one or more series of preferred stock. This provision may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price. In addition, Delaware law also imposes some restrictions on mergers and other business combinations between any holder of 15 percent or more of our outstanding common stock and us. See “Description of Our Capital Stock” for additional information. As a result, our obligations may discourage, delay or prevent a change of control of our company.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements appearing in this Information Statement constitute “forward-looking statements.” Forward-looking statements include financial projections, statements of plans and objectives for future operations, statements of future economic performance, and statements of assumptions relating thereto. In some cases, forward-looking statements can be identified by the use of terminology such as “may,” “expects,” “plans,” “anticipates,” “estimates,” “believes,” “potential,” “projects,” “forecasts,” “intends,” or the negative thereof or other comparable terminology.

Forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to:

•	the expected benefits of the Share Distribution;

•	our business strategy;

•	future levels of revenues, operating margins, income from operations, net income or earnings per share;

•	anticipated levels of demand for our products and services;

•	future levels of research and development, capital, environmental or maintenance expenditures;

•	our beliefs regarding the timing and effects on our business of health and safety, tax, environmental or other legislation, rules and regulations;

•	the success or timing of completion of ongoing or anticipated capital, restructuring or maintenance projects;

•	expectations regarding the acquisition or divestiture of assets and businesses;

•	our ability to obtain appropriate insurance and indemnities;

•	the potential effects of judicial or other proceedings, including tax audits, on our business, financial condition, results of operations and cash flows;

•	the anticipated effects of actions of third parties such as competitors, or federal, foreign, state or local regulatory authorities, or plaintiffs in litigation; and

•	the effective date and expected impact of accounting pronouncements.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forwarding-looking statements in this Information Statement.

The matters discussed in “Risk Factors” could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. These risks could cause our results to differ materially from those expressed in forward-looking statements.

THE SHARE DISTRIBUTION

General

The Capital Southwest Board has determined that it is in the best interests of Capital Southwest and its shareholders to pursue the Share Distribution. Capital Southwest will accomplish this through a pro rata distribution to Capital Southwest’s shareholders of our outstanding common stock. Following the Share Distribution, we will be a standalone, publicly traded company. In connection with the Share Distribution, CSWI common stock will be listed on NASDAQ under the symbol “CSWI.”

Before the Share Distribution, we entered into a Distribution Agreement and other agreements with Capital Southwest to effect the Share Distribution and provide a framework for our relationship with Capital Southwest after the Share Distribution. These agreements govern the relationship between us and Capital Southwest before and after the Share Distribution and will provide for the allocation between us and Capital Southwest of various assets, liabilities and obligations attributable to periods before the Share Distribution.

The Share Distribution is subject to the satisfaction of certain conditions. For a more detailed description of these conditions, see “—Conditions to the Share Distribution.”

Reasons for the Share Distribution

The Capital Southwest Board reviewed Capital Southwest’s structure and strategy to consider the strategic, operational and financial requirements of an investment company seeking to achieve capital appreciation through long-term investments in privately held businesses. As part of its review, the Capital Southwest Board evaluated potential strategic alternatives in connection with an overall review of its strategy as a business development company, including a termination of Capital Southwest’s regulated investment company status. Although the business development company structure has several benefits, the growth and expansion of the CSWI Businesses has created significant concerns on the continued qualification of Capital Southwest as a regulated investment company and has significantly limited the flexibility of Capital Southwest and the CSWI Businesses to obtain and deploy capital in a manner that would maximize the growth and profitability of their respective businesses. Further, because of the regulatory framework imposed on Capital Southwest as a business development company, the CSWI Businesses have been operated as separate businesses, and consequently the CSWI Businesses have been unable to benefit from the greater scale, cost synergies and other benefits that could result from common ownership and operation in a less regulated operating environment.

The Capital Southwest Board determined that the Share Distribution is in the best interests of Capital Southwest and its shareholders, and that separating the CSWI Businesses from Capital Southwest would provide benefits to both Capital Southwest and CSWI that could not be achieved as a combined company, such as our ability to:

•	Organize the CSWI Businesses Around Key Market Segments. Due to Capital Southwest’s business development company structure, each of the CSWI Businesses has historically operated as a separate independent company. The Share Distribution will allow CSWI to pursue a strategy expected to focus on organizing around key market segments, which the Capital Southwest Board believes will result in greater opportunities to achieve cost and operational synergies and implement best practices in the collective operations of the businesses.

•

Grow the CSWI Businesses by Allocating Capital More Efficiently. As a business development company, Capital Southwest is subject to regulatory limitations that, because of the growth of the CSWI Businesses and the value of Capital Southwest’s investments in them, create significant regulatory hurdles to Capital Southwest’s ability to invest directly in the continued expansion of the CSWI Businesses. In addition, due to their being separate portfolio companies in Capital Southwest’s business development company structure, it is not efficient to move capital from one of the CSWI Businesses to another to fund attractive growth projects. Following the Share Distribution, CSWI will be able to more efficiently fund growth projects across the CSWI Businesses, as no regulatory hurdles will exist that would limit CSWI’s ability to fund future growth. In particular, (1) CSWI is expected to be able to more effectively access the capital markets to fund growth and more efficiently move capital internally as a company separate from Capital Southwest and without the limitations imposed on it as a business development company and (2) Capital Southwest is expected to operate as a more traditional debt-focused business development company. Further, the Capital Southwest Board expects that the cash to be contributed to CSWI prior to the Share Distribution will provide it with the ability to immediately pursue growth opportunities.

•	Offer Greater Investor Choice Through Separate Entities. The Share Distribution will separate the two business models that the Capital Southwest Board believes currently exist within Capital Southwest—an industrial growth company and an investment company. The Capital Southwest Board believes this will increase investor visibility into and understanding of the CSWI Businesses and Capital Southwest’s investment activities and thereby facilitate the creation of a more natural and interested investor base for each company. The Share Distribution will provide investors with two individual investment options that may be more attractive to them than an investment in Capital Southwest. Separating the CSWI Businesses will result in each of Capital Southwest and CSWI representing more of a pure-play investment that the Capital Southwest Board believes will appeal to the respective investor bases due to each company’s more defined business and assets. The Share Distribution will allow investors to make independent decisions with respect to each of CSWI and Capital Southwest based on, among other factors, its different business models, strategies and industry focus.

•	Unlock Shareholder Value. The Capital Southwest Board believes that following the Share Distribution the combined value of Capital Southwest common stock and CSWI common stock should, over time and assuming similar market conditions, be greater than the value of Capital Southwest common stock had the Share Distribution not occurred, resulting in greater long-term value to Capital Southwest shareholders and greater flexibility for each of Capital Southwest and CSWI to make new investments to advance their business plans. This belief is based in part on the fact that the Share Distribution will result in greater public disclosure of the operations and performance of the CSWI Businesses once CSWI is a publicly traded company, permitting investors to more accurately assess the performance and strategies of the CSWI Businesses. To date, public dissemination of CSWI information is limited, because, as a business development company, Capital Southwest does not consolidate the results of the CSWI Businesses or its other investments into its own financial reports. The additional public information should lead to enhanced investor understanding of each company’s businesses, and as a result, to shareholder valuations with respect to CSWI that are more closely aligned with the underlying performance of the CSWI Businesses. The increased market value of the shares of each company should provide additional flexibility for each company to pursue its business strategy. However, no assurance can be given that such higher aggregate value will be achieved.

•	Increase Management Focus. The Share Distribution will enable us to create a management team capable of devoting its entire time and attention to growing the CSWI Businesses and improving operational performance and profitability and, as a result, maximizing shareholder value.

•	Better Align the Interests of Management and Our Stockholders. The Capital Southwest Board believes that the Share Distribution will enable us to use share-based incentive awards that will be tied directly to CSWI’s performance, providing employees with incentives more closely linked to the achievement of the specific performance objectives of the CSWI Businesses and aligning employee interests more closely with the interests of stockholders.

In addition, the Capital Southwest Board considered the fact that the CSWI Businesses are not integrated with Capital Southwest and, as a result, the Share Distribution is not expected to involve extensive disentanglements.

The Capital Southwest Board also considered a number of potentially negative factors in evaluating the Share Distribution. These factors included, among other things, the fact that the Share Distribution: (1) will result in two standalone, publicly traded companies, which will result in increased operating and overhead costs in the aggregate; and (2) has caused Capital Southwest to incur implementation costs it would not otherwise have incurred, and, if implemented, will likely cause transitional disruptions in the operations of both Capital Southwest and CSWI.

The Capital Southwest Board also considered a number of potential risks in evaluating the Share Distribution, including (1) the risk that the Share Distribution might not be consummated, (2) the risk of being unable to achieve expected benefits from the Share Distribution, and (3) risks relating to possible declines or fluctuations in the Capital Southwest stock price.

Notwithstanding these potentially negative factors and risks, the Capital Southwest Board determined that the Share Distribution was the best alternative to enhance shareholder value taking into account the factors discussed above. In view of the wide variety of factors considered in connection with the evaluation of the Share Distribution and the complexity of these matters, the Capital Southwest Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered.

Manner of Effecting the Share Distribution

On the Distribution Date, Capital Southwest will distribute its CSWI common stock to its shareholders. Capital Southwest shareholders will receive one share of our common stock for every share of Capital Southwest common stock held as of the Record Date. See “—Material U.S. Federal Income Tax Consequences” for an explanation of the material U.S. federal income tax consequences of the Share Distribution.

If you own shares of Capital Southwest common stock as of the close of business on the Record Date, the shares of our common stock that you are entitled to receive in the Share Distribution will be issued electronically, as of the Distribution Date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Direct registration refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in this distribution.

Commencing on or shortly after the Distribution Date, if you hold physical share certificates that represent your Capital Southwest common stock and you are the registered holder of the Capital Southwest common stock represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been electronically registered in your name.

Most Capital Southwest shareholders hold their shares of Capital Southwest common stock through a bank or brokerage firm. In these cases, the bank or brokerage firm would be said to hold the shares in “street name,” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your shares of Capital Southwest common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of our common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” we encourage you to contact your bank or brokerage firm at any time.

The distribution will be pro rata to shareholders holding shares of Capital Southwest common stock as of the Record Date. The Capital Southwest Board has established a distribution ratio of one share of our common stock for every share of Capital Southwest common stock held as of the Record Date. Accordingly, assuming approximately 15.6 million shares of Capital Southwest common stock outstanding as of the Record Date, the number of shares of our common stock to be distributed in the Share Distribution, and the number of shares of our common stock which will be outstanding immediately following the Share Distribution, will be approximately 15.6 million. The Share Distribution will not affect the number of outstanding shares of Capital Southwest common stock or any rights of Capital Southwest’s shareholders.

Treatment of Fractional Shares

The distribution agent will not deliver any fractional shares of CSWI common stock in connection with the Share Distribution. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share of CSWI common stock in the Share Distribution. These sales will occur as soon as practicable after the Distribution Date. Those stockholders will then receive a cash payment, in the form of a check, in an amount equal to their pro rata share of the total proceeds of those sales. Any applicable expenses, including brokerage fees, will be paid by CSWI.

CSWI expects that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures, and that brokers or other nominees may request the distribution agent to sell the fractional shares on their behalf. You should contact your broker or other nominee for additional details. None of Capital Southwest, CSWI, or the distribution agent will guarantee any minimum sale price for fractional shares or pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders. See “—Material U.S. Federal Income Tax Consequences.”

Trading of Capital Southwest Common Stock Prior to the Share Distribution

It is anticipated that, on or shortly before the Record Date and continuing up to and including the Distribution Date, there will be two markets in Capital Southwest common stock: a “regular-way” market and an “ex-distribution” market. Shares of Capital Southwest common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock to be distributed in the Share Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock to be distributed in the Share Distribution. Therefore, if you sell Capital Southwest common stock in the regular-way market up to and including the Distribution Date, you will be selling your right to receive shares of our common stock in the Share Distribution. If you own shares of Capital Southwest common stock at the close of business on the Record Date and sell those shares on the ex-distribution market up to and including the Distribution Date, you will still receive the shares of our common stock that you would otherwise be entitled to receive pursuant to the Share Distribution.

Trading and Listing of Our Common Stock

In connection with the Share Distribution, CSWI common stock will be listed on NASDAQ under the symbol “CSWI.” We also expect that a “when-issued” market in our common stock may develop on or shortly prior to the Record Date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for the shares of our common stock that will be distributed to Capital Southwest shareholders on the Distribution Date. If you own shares of Capital Southwest common stock at the close of business on the Record Date, you will be entitled to shares of our common stock distributed pursuant to the Share Distribution, unless traded in the “regular-way” market as described above. You may trade this entitlement to shares of our common stock, without the Capital Southwest common stock you own, on the when-issued market. On the first trading day following the Distribution Date, we expect that when-issued trading with respect to our common stock will end and regular-way trading will begin.

Relationship with Capital Southwest Following the Share Distribution

Prior to the Share Distribution, Capital Southwest entered into a Distribution Agreement and other agreements with us to effect the Share Distribution and provide a framework for the relationship between Capital Southwest and us before and after the Share Distribution. These agreements provide for the allocation between Capital Southwest and us of certain assets, liabilities and obligations attributable to periods prior to the Share Distribution and will also govern our relationship with Capital Southwest after the Share Distribution. Among other things, the Distribution Agreement provides for the transfer, immediately prior to the Share Distribution, of $13.0 million in cash from Capital Southwest to CSWI. For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions—Agreements between Capital Southwest and CSWI Relating to the Share Distribution.”

Conditions to the Share Distribution

The Share Distribution is subject to a number of conditions, including:

•	the SEC will have declared effective CSWI’s Registration Statement on Form 10, of which this Information Statement is a part, under the Exchange Act, with no stop order in effect with respect to the Form 10, and this Information Statement shall have been mailed to the shareholders of Capital Southwest;

•	Capital Southwest shall have received a favorable opinion from a nationally recognized accounting firm with respect to the tax-free nature of the Share Distribution for federal income tax purposes (see “—Material U.S. Federal Income Tax Consequences”);

•	the Capital Southwest Board will not have withdrawn its authorization and approval regarding (1) the Share Distribution and (2) the transfers of assets and assumptions of liabilities contemplated by the Distribution Agreement;

•	the Capital Southwest Board shall have declared the distribution of outstanding shares of common stock of CSWI to Capital Southwest shareholders as of the Record Date;

•	the actions and filings necessary under securities and blue sky laws of the states of the U.S. and any comparable laws under any foreign jurisdictions have been taken and become effective;

•	no order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Share Distribution shall be in effect;

•	CSWI common stock shall have been approved for listing on NASDAQ, subject to official notice of issuance;

•	each of the ancillary agreements related to the Share Distribution shall have been entered into before the Share Distribution and shall not have been materially breached by any party thereto; and

•	no other events or developments have occurred that, in the judgment of the Capital Southwest Board, in its sole and absolute discretion, would result in the Share Distribution having a material adverse effect on Capital Southwest or its shareholders.

In the event that the Capital Southwest Board waives a material condition or amends, modifies or abandons the Share Distribution, Capital Southwest will notify its shareholders in a manner reasonably calculated to inform them of such modifications with a Current Report on Form 8-K, press release, or other means.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences to Capital Southwest and the holders of Capital Southwest common stock in connection with the Share Distribution. This summary is based on the Code, Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, each as in effect on the date of this Information Statement, and each of which is subject to change at any time, possibly with retroactive effect. Any such change could materially and adversely affect the tax consequences described below.

This summary is limited to holders of Capital Southwest common stock that are U.S. Holders. A “U.S. Holder” is a beneficial owner of Capital Southwest common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the U.S.;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (1) a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (2) it has a valid election in place under applicable Treasury Regulations to be treated as a U.S. person.

This summary does not discuss all tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the tax consequences to shareholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	persons who acquired Capital Southwest common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	shareholders who own, or are deemed to own, at least 10% or more, by voting power or value, of Capital Southwest’s common stock;

•	holders owning Capital Southwest common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the U.S.;

•	holders who are subject to the alternative minimum tax; or

•	persons who own Capital Southwest common stock through partnerships or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to Capital Southwest shareholders who do not hold Capital Southwest common stock as a capital asset. Moreover, this summary does not address any state, local or non-U.S. tax consequences or any estate, gift or other non-income tax consequences.

If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds Capital Southwest common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE SHARE DISTRIBUTION. THIS SUMMARY IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR INVESTOR.

The Share Distribution is conditioned on Capital Southwest’s receipt of an opinion from a nationally recognized accounting firm that the Share Distribution (and the Pre-Share Distribution reorganization) should meet the requirements necessary to be tax free to Capital Southwest and holders of Capital Southwest’s common stock under Sections 355 and 368(a)(1)(D) of the Code, except, in the case of Capital Southwest’s shareholders, with respect to any cash received in lieu of fractional shares of CSWI’s common stock. The opinion will be based on, among other things, current tax law and certain facts, assumptions, representations and undertakings made by Capital Southwest and us, which if incomplete, incorrect or not satisfied in certain material respects would jeopardize the conclusions reached by the accounting firm in its opinion. The opinion of the accounting firm will not be binding on the IRS or the courts. Although the receipt of the opinion is a condition to the Share Distribution, it and as all other conditions to the Share Distribution may be waived by Capital Southwest in its sole discretion. Capital Southwest and CSWI have not sought and will not seek any ruling from the IRS regarding any matters relating to the Share Distribution, and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to the conclusions set forth below. In that event, the consequences described below would not apply and Capital Southwest and holders of Capital Southwest common stock who receive shares of CSWI common stock in the Share Distribution could be subject to significant U.S. federal income tax liability as a result of the Share Distribution.

Assuming the Share Distribution (and the Pre-Share Distribution reorganization) satisfies the requirements necessary for it to qualify for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code, the following describes the material U.S. federal income tax consequences of the Share Distribution to Capital Southwest and Capital Southwest’s shareholders:

•	no income, gain or loss will be recognized by a holder of Capital Southwest common stock solely as a result of the receipt of CSWI common stock;

•	subject to the discussion below regarding Section 355(e) of the Code, no gain or loss will be recognized by Capital Southwest as a result of the Share Distribution;

•	the aggregate tax basis of the Capital Southwest common stock and CSWI common stock (including fractional shares of CSWI common stock that are sold) in the hands of a Capital Southwest shareholder immediately after the Share Distribution will be the same as the aggregate tax basis of the Capital Southwest common stock held by the holder immediately before the Share Distribution, allocated between the common stock of Capital Southwest and the common stock of CSWI (including fractional shares of CSWI common stock that are sold) in proportion to their relative fair market values on the date of the Share Distribution;

•	the holding period of the shares of CSWI common stock received by a Capital Southwest shareholder will include the holding period of its Capital Southwest common stock, provided that such Capital Southwest common stock is held as a capital asset on the date of the Share Distribution; and

•	a Capital Southwest shareholder who receives cash in lieu of a fractional share of CSWI common stock will recognize gain or loss measured by the difference between the tax basis of the fractional share and the amount of cash received.

Capital Southwest shareholders that have acquired different blocks of Capital Southwest common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and their holding period of, CSWI common stock distributed with respect to such blocks of Capital Southwest common stock.

U.S. Treasury Regulations require certain shareholders that receive stock in a spin-off to attach to their respective U.S. federal income tax returns, for the year in which the spin-off occurs, a detailed statement setting forth certain information relating to the spin-off. Within a reasonable period of time after the Share Distribution, Capital Southwest expects to make available to its shareholders information pertaining to compliance with this requirement.

If the Share Distribution (and the Pre-Share Distribution reorganization) were not to qualify as tax-free for U.S. federal income tax purposes as described above, each Capital Southwest shareholder that receives shares of CSWI common stock in the Share Distribution would be treated as receiving a distribution in an amount equal to the fair market value of such shares (including fractional shares of CSWI common stock that are sold), which generally would be treated in the following manner:

•	first as a taxable dividend to the extent of such shareholder’s pro rata share of Capital Southwest’s current and accumulated earnings and profits;

•	then as a non-taxable return of capital to the extent of such shareholder’s tax basis in its Capital Southwest common stock; and

•	thereafter as capital gain with respect to any remaining value.

Additionally, each shareholder’s basis in the CSWI common stock received in the Share Distribution (including fractional shares of CSWI common stock that are sold) would be equal to its fair market value on the date of the distribution and its holding period in the CSWI common stock would begin on the date of the distribution. Furthermore, Capital Southwest would recognize a taxable gain to the extent that the fair market value of the CSWI common stock exceeds Capital Southwest’s tax basis in CSWI’s common stock on the Distribution Date.

Even if the Share Distribution (and the Pre-Share Distribution reorganization) otherwise qualifies for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code, it may be taxable to Capital Southwest as described in the prior paragraph (but not Capital Southwest’s shareholders) under Section 355(e) of the Code if 50 percent or more, by vote or value, of the shares of Capital Southwest common stock or CSWI common stock are acquired or issued as part of a plan or series of related transactions that includes the Share Distribution. For this purpose, any acquisitions or issuances of Capital Southwest common stock within two years before the Share Distribution, and any acquisitions or issuances of CSWI common stock or Capital Southwest common stock within two years after the Share Distribution, generally are presumed to be part of such a plan, although we or Capital Southwest may be able to rebut that presumption. Even if these rules were to apply to cause the Share Distribution to be taxable to Capital Southwest, it would remain tax-free to the Capital Southwest shareholders if the Share Distribution (and the Pre-Share Distribution reorganization) otherwise qualifies for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code.

In connection with the Share Distribution, we and Capital Southwest will agree to be subject to certain restrictions to preserve the tax-free nature of the Share Distribution. For a description of such restrictions, see “Certain Relationships and Related Person Transactions—Tax Matters Agreement.”

The preceding summary of the anticipated U.S. federal income tax consequences of the Share Distribution is for general informational purposes only. Capital Southwest’s shareholders should consult their own tax advisors as to the specific tax consequences of the Share Distribution to them, including the application and effect of state, local or non-U.S. tax laws and of changes in applicable tax laws.

Regulatory Matters Related to the Share Distribution

We are required to file with the SEC a registration statement on Form 10 together with certain exhibits thereto, including the final version of this Information Statement to be delivered to holders of Capital Southwest common stock on the Record Date, in order to register our common stock under the Exchange Act.

Apart from the matter described above, Capital Southwest is not aware of any other material state or federal regulatory requirements or approvals that must be complied with or obtained in connection with the Share Distribution.

Treatment of Stock-Based Awards

In connection with the Share Distribution, all stock option and restricted stock awards held by directors, officers and employees of Capital Southwest will be adjusted to represent both Capital Southwest and CSWI stock options and restricted stock awards.

Each Capital Southwest stock option will be converted into both an adjusted Capital Southwest stock option and a CSWI stock option, with adjustments made to the exercise prices and number of shares subject to each option in order to preserve the aggregate intrinsic value of the original Capital Southwest stock option as measured immediately before and immediately after the Share Distribution, subject to rounding. The number of shares of CSWI common stock and of Capital Southwest common stock subject to each option will be determined based on the volume weighted average price per share of Capital Southwest shares on NASDAQ during the 10 full trading days immediately prior to the Share Distribution and on the volume weighted average price per share of Capital Southwest shares and CSWI shares on NASDAQ during the first 10 full trading days immediately after the Share Distribution. The adjusted Capital Southwest stock options and CSWI stock options will be subject to substantially the same terms, vesting conditions, post-termination exercise rules and other restrictions that applied to the original Capital Southwest stock option immediately before the Share Distribution.

The Capital Southwest restricted stock awards will remain outstanding and the awardees will additionally receive one share of CSWI restricted stock for each share of Capital Southwest restricted stock held, which shares will be subject to substantially the same terms, vesting conditions and other restrictions applicable to the Capital Southwest restricted stock award immediately before the Share Distribution.

The CSWI Equity Plan

Prior to consummation of the Share Distribution, we will adopt the CSW Industrials, Inc. 2015 Equity and Incentive Compensation Plan (the “CSWI Equity Plan”). The CSWI Equity Plan will generally be administered by the CSWI Compensation and Talent Development Committee. The CSWI Equity Plan will enable the Compensation and Talent Development Committee to provide equity and incentive compensation to our officers, other key employees and non-employee directors. The following description of the CSWI Equity Plan is only a summary of its principal terms and provisions and is subject to the actual text of the CSWI Equity Plan.

Types of Awards Under the CSWI Equity Plan

Pursuant to the CSWI Equity Plan, we may grant stock options (including “incentive stock options” as defined in Section 422 of the Code), stock appreciation rights, restricted shares, restricted stock units, performance shares, performance units, cash incentive awards and certain other awards based on or related to our common stock. The CSWI Equity Plan will permit the CSWI Compensation and Talent Development Committee to grant both awards that are intended to qualify as “qualified performance-based compensation” under Section 162(m) of the Code and awards that are not intended to so qualify, and provides that any awards may be granted subject to the achievement of certain specified management objectives.

The CSWI Equity Plan authorizes the grant of “replacement awards” to current holders of Capital Southwest equity awards under Capital Southwest’s equity compensation. In connection with the Share Distribution, the CSWI Board has authorized replacement awards of CSWI stock options and restricted shares under the CSWI Equity Plan to current holders of corresponding awards covered by Capital Southwest’s equity compensation plans.

Shares Available for Awards and Other Limitations Under the CSWI Equity Plan

Subject to adjustments provided in the CSWI Equity Plan, the maximum number of shares of our common stock that may be issued or transferred in connection with awards granted under the CSWI Equity Plan, in the aggregate, is limited to 1,230,000 common shares. These shares may be common shares of original issuance, treasury shares or a combination of the foregoing. Common shares subject to an award granted under the CSWI Equity Plan that is subsequently cancelled or forfeited, expires or is settled in cash (in whole or in part) will be added back to the aggregate share limit and again be available for issuance or transfer under the CSWI Equity Plan. Shares of our common stock subject to “replacement awards” as described above will not reduce or count against the aggregate limit of our common shares available under the CSWI Equity Plan.

The CSWI Equity Plan also provides for, subject to adjustments provided in the CSWI Equity Plan, the following individual limitations:

•	the aggregate number of our common shares actually issued or transferred upon the exercise of “incentive stock options,” as defined in Section 422 of the Code, will not exceed 1,230,000 common shares;

•	no participant will be granted stock options or stock appreciation rights, in the aggregate, for more that 400,000 common shares during any calendar year;

•	no participant will be granted awards of restricted shares, restricted stock units, performance shares and/or other stock-based awards that are intended to qualify as “qualified performance-based compensation” under Section 162(m) of the Code, in the aggregate, for more than 400,000 common shares during any calendar year;

•	no participant in any calendar year will receive an award of performance units and/or other awards payable in cash that are intended to qualify as “qualified performance-based compensation” under Section 162(m) of the Code, having an aggregate maximum value as of their respective grant dates in excess of $5,000,000;

•	no participant in any calendar year will receive a cash incentive award that is intended to qualify as “qualified performance-based compensation” under Section 162(m) of the Code, having an aggregate maximum value in excess of $5,000,000; and

•	no non-employee director of CSWI will receive in any calendar year awards in excess of 40,000 common shares.

Amendment of the CSWI Equity Plan

The CSWI Board generally will be able to amend the CSWI Equity Plan from time to time in whole or in part, subject to stockholder approval in certain circumstances as described in the CSWI Equity Plan.

Reason for Furnishing this Information Statement

This Information Statement is being furnished solely to provide information to Capital Southwest shareholders who will receive shares of our common stock in the Share Distribution. It is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of Capital Southwest, nor is it to be construed as a solicitation of proxies for the proposed distribution or any other matter. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and neither we nor Capital Southwest undertake any obligation to update the information except in the normal course of our respective public disclosure obligations and practices or as otherwise required by law.

DIVIDEND POLICY

Any payment of dividends will be at the discretion of the CSWI Board and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, any contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law, general business conditions and other factors that the CSWI Board may deem relevant. We do not currently expect to pay dividends on our common stock for the foreseeable future following the Share Distribution. See “Risk Factors—Risks Relating to Our Common Stock—We do not expect to pay dividends for the foreseeable future.”

CAPITALIZATION

The following table presents capitalization as of June 30, 2015 on:

•	a historical combined basis for the CSWI Businesses; and

•	a pro forma basis for CSWI to give effect to the Share Distribution and the related transactions described in the notes to our unaudited pro forma condensed combined financial statements as if the Share Distribution and the related transactions had occurred on June 30, 2015.

The historical information presented in the table below is derived from the combined financial statements of the CSWI Businesses appearing elsewhere in this Information Statement. You should read the information presented below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Statements” and the combined financial statements of the CSWI Businesses appearing elsewhere in this Information Statement.

We are providing the information presented in the table below for informational purposes only. It should not be construed to be indicative of our capitalization or financial condition had the Share Distribution and related transactions been completed on June 30, 2015. Further, the information presented in the table below may not reflect our capitalization or financial condition that would have resulted had we been operating as a separate, standalone entity at that date and is not necessarily indicative of our future capitalization or financial condition.

The amounts in the following table are presented in thousands.

	As of June 30, 2015	Pro Forma as of June 30, 2015(1)(2)
Cash:
Cash and cash equivalents	$31,885	$45,586

Debt:
Current portion of long-term debt and capital lease obligations	4,499	4,499
Long-term debt and capital lease obligations, less current portion	90,690	90,690

Total debt and capital lease obligations	95,189	95,189

Equity:
Common stock, at par value	12	156
Preferred stock	1,000	—
Additional paid-in capital	7,810	247,143
Treasury stock	(2,712)	—
Retained Earnings	217,194	—
Accumulated other comprehensive loss	(8,670)	(8,670)

Total equity	214,634	238,629

Total capitalization	$309,823	$333,818

(1)	Gives effect to the Share Distribution and related transactions, including the estimated incremental expenses related to operating as an independent publicly traded company and the elimination of the one time non-recurring expenses.
(2)	Capital Southwest will contribute $13.0 million of cash to CSWI upon consummation of the Share Distribution.

SELECTED HISTORICAL FINANCIAL DATA

The following presents selected historical combined financial data as of and for the fiscal years ended March 31, 2015, 2014, 2013, 2012 and 2011, as of June 30, 2015 and for the three months ended June 30, 2015 and 2014. The following selected historical combined financial data as of March 31, 2015 and 2014 and for the fiscal years ended March 31, 2015, 2014 and 2013 has been derived from the audited combined financial statements of the CSWI Businesses. The following selected historical combined financial data as of June 30, 2015 and for the three months ended June 30, 2015 and 2014 has been derived from the unaudited combined financial statements of the CSWI Businesses. The selected historical combined financial data as of March 31, 2013, 2012 and 2011 and for the fiscal years ended March 31, 2012 and 2011 has been derived from the accounting records of the CSWI Businesses. The data below was prepared by combining the results of the CSWI Businesses. CSWI was formed on November 6, 2014 solely for the purpose of effecting the Share Distribution and to date, CSWI has not conducted any material activities or operations. The data set forth below is not necessarily indicative of CSWI’s future financial position or results of operations and should be read in conjunction with the combined financial statements of the CSWI Businesses, the unaudited pro forma condensed combined financial statements of CSWI and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Three Months Ended June 30,		Fiscal Year Ended March 31,
	2015	2014	2015	2014	2013	2012	2011
			(in thousands)
Statements of Operations Data:
Net revenues	$88,909	$68,798	$261,834	$231,713	$199,094	$171,035	$142,824
Cost of revenues	(48,465)	(35,000)	(135,409)	(119,627)	(104,512)	(92,646)	(76,542)
Selling, distribution, general and administrative, and other operating expenses	(26,156)	(19,655)	(82,391)	(74,173)	(62,335)	(53,743)	(46,625)

Operating income	$14,288	$14,143	$44,034	$37,913	$32,247	$24,646	$19,657
Operating margin	16.1%	20.6%	16.8%	16.4%	16.2%	14.4%	13.8%
Other income (expense)	(732)	312	894	(387)	973	(62)	765

Income before income taxes	$13,556	$14,455	$44,928	$37,526	$33,220	$24,584	$20,422
Provision for income taxes	(4,906)	(4,707)	(15,223)	(12,794)	(10,707)	(7,755)	(6,249)

Income from continuing operations	8,650	9,748	29,705	24,732	22,513	16,829	14,173
Loss on disposal of operation, net of income tax benefit	—	—	—	—	(1,326)	—	—
Income from discontinued operation, net of income taxes	—	—	—	—	511	—	—

Net loss on discontinued operations, net of income taxes	—	—	—	—	(815)	—	—

Net income	$8,650	$9,748	$29,705	$24,732	$21,698	$16,829	$14,173

Other Data:
Depreciation and amortization	$3,327	$2,601	$10,515	$9,113	$6,701	$5,809	$4,819
Interest (expense) income, net	(667)	(168)	(611)	(131)	74	523	639

	As of June 30,	As of March 31,
	2015	2015	2014	2013	2012	2011
		(in thousands)
Balance Sheet Data (end of period)
Working capital	$124,834	$96,391	$90,884	$77,196	$85,688	$72,447
Goodwill, intangibles and other assets, net	$152,229	$94,675	$89,400	$75,857	$55,534	$49,481
Total assets	$376,100	$286,521	$277,820	$236,521	$195,957	$166,223
Short-term borrowings and current portion of long-term debt	$4,499	$13,561	$13,764	$9,515	$—	$—
Long-term debt	$90,690	$13,143	$31,333	$13,833	$6,100	$—
Other non-current liabilities	$32,564	$30,159	$12,233	$12,070	$12,531	$17,731
Equity	$214,634	$204,601	$196,186	$176,522	$160,029	$148,492

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements of CSWI presented below consist of an unaudited pro forma combined balance sheet as of June 30, 2015 and unaudited pro forma combined statements of operations for the fiscal year ended March 31, 2015 and for the three months ended June 30, 2015. The unaudited pro forma combined financial information for the fiscal year ended March 31, 2015 gives effect to the acquisition of substantially all of the assets of Strathmore and the Share Distribution and the related transactions described below based on assumptions and adjustments set forth in the accompanying notes. The unaudited pro forma combined financial information as of June 30, 2015 and for the three months ended June 30, 2015 gives effect to the Share Distribution and the related transactions described below based on assumptions and adjustments set forth in the accompanying notes. The historical combined financial data as of June 30, 2015 and for the three months ended June 30, 2015 includes the financial data of Strathmore since the date of its acquisition (effective April 1, 2015), and therefore no pro forma adjustments related to the Strathmore acquisition are required to adjust the most recent interim period financial data. The following unaudited pro forma condensed combined financial statements should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined financial statements of the CSWI Businesses appearing elsewhere in this Information Statement.

The unaudited pro forma condensed combined financial statements have been derived from the historical combined financial statements of the CSWI Businesses appearing elsewhere in this Information Statement and are not intended to be a complete presentation of our financial condition or results of operations had the Strathmore acquisition, if applicable, and the Share Distribution and related transactions occurred as of that date and for the period presented. In addition, they are provided for illustrative and informational purposes only and are not necessarily indicative of our future financial condition or results of operations as a standalone, publicly traded company. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable, that reflect the expected impacts of events directly attributable to the Share Distribution and related transactions, and that are factually supportable and for purposes of the statement of operations, are expected to have a continuing impact. However, such adjustments are subject to change based on the finalization of the terms of the Share Distribution and related transactions.

CSWI BUSINESSES

Unaudited Pro Forma Condensed Combined Balance Sheet

as of June 30, 2015

(In thousands)

	Historical	Share Distribution	Note	Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$31,885	$701	(a) (d)	$45,586
		13,000	(b)
Restricted cash	—	—		—
Bank time deposits	8,353	—		8,353
Accounts receivable, net	62,928	—		62,928
Inventories	54,444	—		54,444
Deferred income taxes	2,713	—		2,713
Prepaid expenses and other current assets	2,723	—		2,723

Total current assets	163,046	13,701		176,747

Property, plant & equipment, net	60,825	—		60,825
Goodwill	55,975	—		55,975
Intangibles, net	82,326	—		82,326
Deferred income taxes	3,763	—		3,763
Property held for investment	9,297	—		9,297
Other assets	868	—		868

Total assets	$376,100	$13,701		$389,801

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$33,713	$—		$33,713
Current portion of long-term debt	4,499	—		4,499

Total current liabilities	38,212	—		38,212

Long-term debt	90,690	—		90,690
Retirement benefits payable	23,302	(10,294)	(b)	13,008
Other long-term liabilities	9,262	—		9,262

Total liabilities	161,466	(10,294)		151,172

Equity:
Common stock	12	144	(c)	156
Preferred stock	1,000	(1,000)	(c)	—
Additional paid in capital	7,810	23,294	(b)	247,143
		216,039	(c)
Treasury stock	(2,712)	2,712	(c)	—
Retained earnings	217,194	701	(a) (d)	—
		(217,895)	(c)
Accumulated other comprehensive loss	(8,670)	—		(8,670)

Total shareholder’s equity	214,634	23,995		238,629

Total liabilities and equity	$376,100	$13,701		$389,801

CSWI BUSINESSES

Unaudited Pro Forma Condensed Combined Statement of Operations

for the Three Months Ended June 30, 2015

(In thousands, except per share data)

	Historical	Share Distribution	Note	Pro Forma
Net revenues	$88,909	$—		$88,909
Cost of revenues	48,465	—		48,465

Gross profit	40,444	—		40,444

Expenses:
General and administrative expenses	12,621	(1,078)	(a)	11,543
Selling and distribution expenses	12,295	—		12,295
Research and development expenses	1,240	—		1,240
Impairment loss	—	—		—

Total expenses	26,156	(1,078)		25,078

Operating income	14,288	1,078		15,366

Interest (expense) income, net	(667)	—		(667)
Other expense	(65)	—		(65)

Income before income taxes	13,556	1,078		14,634
Provision for income taxes	4,906	377	(d)	5,283

Net income	$8,650	$701		$9,351

Weighted average common shares assumed outstanding				15,583

Pro forma basic earnings per share				$0.60

CSWI

Unaudited Pro Forma Condensed Combined Statement of Operations

for the Fiscal Year Ended March 31, 2015

(In thousands, except per share data)

	Historical	Strathmore Historical (g)	Strathmore	Note		Subtotal	Share Distribution	Note		Pro Forma
Net revenues	$261,834	$63,191	$—			$325,025	$—			$325,025
Cost of revenues	135,409	46,067	446	(e	)	181,922	—			181,922

Gross profit	126,425	17,124	(446)			143,103	—			143,103

Expenses:
General and administrative expenses	35,508	2,641	1,320	(e	)	39,469	3,213	(a	)	42,682
Selling and distribution expenses	40,485	6,308	—			46,793	—			46,793
Research and development expenses	5,688	—	—			5,688	—			5,688
Impairment loss	710	—	—			710	—			710

Total expenses	82,391	8,949	1,320			92,660	3,213			95,873

Operating income	44,034	8,175	(1,766)			50,443	(3,213)			47,230

Interest income	404	—				404	—			404
Interest expense	(1,015)	(737)	(1,851)	(f	)	(3,603)	—			(3,603)
Other income	1,505	—				1,505	—			1,505

Income before income taxes	44,928	7,438	(3,617)			48,749	(3,213)			45,536
Provision for income taxes	15,223	42	1,472	(d	)	16,737	(1,125)	(d	)	15,612

Net income	$29,705	$7,396	$(5,089)			$32,012	$(2,088)			$29,924

Weighted average common shares assumed outstanding										15,489

Pro forma basic earnings per share										$1.93

(a)	Reflects the incremental expenses related to operating as a stand alone independent company, net of $2,254 and $1,491 of non-recurring charges related to the Jet-Lube integration into Whitmore and Strathmore acquisition costs for June 30, 2015 and March 31, 2015, respectively. Incremental expenses include compensation, professional service fees, director fees, compliance costs, rent and office expenses. Cash is impacted by the pro forma general and administrative expenses of $(1,078), net of taxes of $377. The pro forma expenses presented are based on currently available compensation and office expense information and certain estimates and assumptions CSWI believes are reasonable. The actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting significant effects of the transaction as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial statements.
(b)	Reflects contribution of pension assets of $10,294 and cash of $13,000 from Capital Southwest. It is contemplated that CSWI will assume both the pension assets and obligations associated with Capital Southwest participants upon consummation of the Share Distribution.
(c)	Represents the reclassification of historical underlying company equity as recorded on the books of the CSWI Businesses. We have assumed the number of outstanding shares of common stock based on the number of Capital Southwest outstanding at June 30, 2015, which would result in approximately 15.6 million shares being distributed, at a par value of $0.01 per share, to holders of Capital Southwest shares at an assumed distribution ratio of one share of CSWI for each Capital Southwest share.
(d)	The pro forma adjustment to provision for income taxes was determined using the statutory tax rate in effect in the respective tax jurisdictions.
(e)	Represents adjustments to depreciation and amortization as a result of the application of the acquisition method of accounting.
(f)	Represents the net increase in debt of CSWI applicable to the financing of Strathmore acquisition and the corresponding increase in interest expense anticipated as if the transaction was completed on April 1, 2014. The interest costs, net of taxes, were deducted from cash. The interest rate on the debt ($70.0 million) was assumed to be 3.7%, which is the actual average interest rate of June 30, 2015. The net proceeds from this borrowing were $69.7 million after debt issuance costs.
(g)	Represents historical results of the acquired Strathmore business derived from audited historical financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of the CSWI Businesses should be read together with the combined financial statements of the CSWI Businesses and related notes appearing elsewhere in this Information Statement. This discussion and analysis contains forward-looking statements based on current expectations relating to future events and CSWI’s future performance that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements.” CSWI’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under the caption “Risk Factors.” For purposes of this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the term CSWI Businesses does not include Strathmore as of and for the periods prior to April 1, 2015, as substantially all of the assets were acquired after the periods indicated. The financial condition and results of operations as of and for the three months ended June 30, 2015 includes the financial data of Strathmore since the date of its acquisition (effective April 1, 2015).

The Share Distribution

On December 2, 2014, Capital Southwest announced its plan to effect the Share Distribution, pursuant to which Capital Southwest will spin-off certain of its control assets into a stand-alone, publicly traded company. These assets include the CSWI Businesses: RectorSeal, Whitmore, Jet-Lube, Balco, Smoke Guard and CapStar.

CSWI is a Delaware corporation that is currently a wholly owned subsidiary of Capital Southwest. CSWI was formed solely to effect the Share Distribution. To date, we have not conducted any material activities or operations. Prior to the Share Distribution, Capital Southwest will contribute to us the outstanding capital stock of the CSWI Businesses.

While most costs related to the Share Distribution will be the responsibility of Capital Southwest, we will incur expenses as a result of the Share Distribution, including the costs of our organization and any compliance with the federal securities laws. CSWI believes its cash flows from operations will be sufficient to fund these corporate expenses.

The combined financial statements of the CSWI Businesses have been prepared on a stand-alone basis and are derived from the underlying accounting records of the CSWI Businesses. The combined financial statements reflect the historical results of operations, financial position, and cash flows of the CSWI Businesses in conformity with U.S. generally accepted accounting principles. All significant intercompany transactions and accounts within the CSWI Businesses have been eliminated.

The combined financial statements include all revenues, costs, assets and liabilities directly attributable to the CSWI Businesses. Management believes the assumptions underlying these financial statements are reasonable. However, the combined financial statements may not include all of the expenses that would have been incurred had CSWI been stand-alone during the periods presented and may not reflect CSWI’s combined results of operations, financial position, and cash flows as a stand-alone company during the periods presented.

For a more detailed description of the Share Distribution, see “The Share Distribution.”

Executive Summary

CSWI is comprised of the CSWI Businesses. The following is a brief description of the CSWI Businesses that were owned by Capital Southwest as of June 30, 2015:

•

RectorSeal. RectorSeal formulates and manufactures specialty chemical products including pipe thread sealants, firestop sealants, plastic solvent cements and other formulations for plumbing, HVAC, refrigeration, electrical and industrial applications, electrical control and measurement devices, and accessories for ductless mini-split HVAC systems. RectorSeal also makes specialty tools for tradesmen and innovative systems for containing flames and smoke from building fires. These products are distributed both domestically and internationally through an extensive distribution network serving the plumbing, industrial, HVAC and refrigeration, construction, electrical and hardware markets. Portions of RectorSeal’s operating results are included in each of our three business segments.

•	Whitmore. Whitmore manufactures high performance, specialty lubricants for heavy equipment used in surface mining, railroad and other industries and has operations in the U.S. and the U.K. Whitmore also manufactures lubrication equipment, specifically for rail applications, and lubrication-centric reliability solutions for a wide variety of industries. In addition, Whitmore produces water-based coatings for the automotive and primary metals industries. Portions of Whitmore’s operating results are included in each of our three business segments.

•	Jet-Lube. Jet-Lube is a world leader in anti-seize compounds, thread sealants and specialty lubrication products and greases for the energy industry. Jet-Lube serves customers worldwide in a wide variety of industries, including oil and gas, water well, mining, manufacturing, electric utility, food processing and agriculture, water utility, construction, transportation, valve maintenance, forestry, groundwater, military, HVAC and plumbing. Portions of Jet-Lube’s operating results are included in both our Coatings, Sealants and Adhesives and our Specialty Chemicals segments.

•	Strathmore. Strathmore is engaged in the manufacturing of paint for sale to industrial clients located throughout North America. Strathmore is a leading manufacturer of specialized industrial coating products including urethanes, epoxies, acrylics and alkyds. The results of operations of Strathmore are included in the Coatings, Sealants and Adhesives segment of the CSWI Businesses since the acquisition date.

•	Balco. Balco is engaged in the fabrication of aluminum and plastic extrusions and other materials related to safety, slip resistance and emergency egress for products used by the commercial building industry worldwide. Balco’s operating results are included in our Industrial Products segment.

•	Smoke Guard. Smoke Guard manufactures certified custom safety products for the commercial construction market and other markets requiring smoke and fire protection. Smoke Guard’s proprietary technologies control the movement of smoke and are sold through exclusive distributors primarily in the U.S. Smoke Guard’s operating results are included in our Industrial Products segment.

•	CapStar. CapStar acquires, holds and manages certain real estate and other assets. The operations of CapStar are not material to the CSWI Businesses.

The CSWI Businesses operate in three business segments: Industrial Products; Coatings, Sealants and Adhesives; and Specialty Chemicals.

Recent Developments

•	The CSWI Businesses reported net revenues for the three months ended June 30, 2015 of $88.9 million, up 29% from $68.8 million for the three months ended June 30, 2014.

•	Industrial Products: Net revenues increased $5.7 million, or 16.7%, for the three months ended June 30, 2015 compared to the three months ended June 30, 2014. The increase was primarily due to incremental sales of existing products, fire and smoke prevention products and new products from recent acquisitions, and to a lesser extent, greater demand for condensate switches and new products. These increases in net revenues were partially offset by a decrease in sales of rail lubricators.

•	Coatings, Sealants and Adhesives: Net revenues increased $15.8 million, or 124.2%, for the three months ended June 30, 2015 compared to the three months ended June 30, 2014. The increase was primarily attributable to sales of new products from the Strathmore acquisition and increased sales of existing products, partially offset by a decrease in sales associated with products offered to the oil and gas industry.

•

Specialty Chemicals: Net revenues decreased $1.4 million, or 6.5%, for the three months ended June 30, 2015 compared to the three months ended June 30, 2014. The decrease was caused by lower sales primarily related to a slowdown in the oil and gas industry, partially offset by both an increase in prices and sales of new and existing lubricant products offered to the rail industry.

•	General and administrative and selling and distribution expenses increased compared to the three months ended June 30, 2014. The increase in general and administrative expenses was largely attributable to higher costs in the Coatings, Sealants and Adhesives segment caused by the addition of Strathmore’s operations and one-time Strathmore acquisition transaction costs of $2.3 million. The increase in selling and distribution expenses occurred due to the addition of Strathmore’s operations in the Coatings, Sealants and Adhesives segment and an increase in sales volumes in the Industrial Products segment.

In addition to the financial highlights discussed above, effective April 1, 2015, the CSWI Businesses acquired substantially all of the assets of Strathmore, a coatings manufacturer. Strathmore is a leading manufacturer of specialized industrial coating products including urethanes, epoxies, acrylics and alkyds. The net cash purchase price of the assets acquired was $68.9 million, plus up to an additional $16.5 million within a prescribed period of time following March 31, 2017 if certain financial metrics are met. The initial purchase was funded from borrowings of $70.0 million. The acquisition will be accounted for as a purchase under ASC 805.

For the years ended December 31, 2014 and December 31, 2013, Strathmore’s net revenues and operating income were $63.2 million and $8.2 million and $42.9 million and $4.0 million, respectively.

Known Trends and Uncertainties

The following is a summary of key trends and uncertainties which could have a significant impact on our results of operations, financial position or cash flows:

•	The CSWI Businesses currently operate as separate companies, and they are not currently integrated. We expect to incur significant time and expense in integrating the CSWI Businesses. In connection with the integration of the CSWI Businesses, we expect to consolidate some of the CSWI Businesses’ manufacturing facilities, including the Jet-Lube manufacturing facility in Houston, and other corporate functions. As a result of these efforts, we expect to operate more efficiently and effectively.

•	We anticipate incurring significant expenditures associated with the Share Distribution primarily consisting of (1) additional costs associated with being a public company, including additional employee-related costs, costs to start up certain standalone corporate functions and information technology systems, and (2) organizational-related costs.

•	The CSWI Businesses’ wide array of products are used for a variety of purposes and in a number of industries. Changes in the statutory or regulatory framework, including, changes to building codes or environmental laws, could have a material adverse effect on the CSWI Businesses. The CSWI Businesses’ products may no longer comply with federal or state laws or rules and the CSWI Businesses may be required to incur significant expenses in order to make our products compliant with the new laws or rules. Additionally, changes in sociopolitical attitudes towards the environment could adversely affect CSWI Businesses. Further changes in attitude towards fossil fuels and coal in particular could result in a decrease in demand for the CSWI Businesses’ products and could have a material adverse effect on the CSWI Businesses.

•	The global economic environment remains in a relative state of uncertainty, which has led to interest rate volatility. Increases in market interest rates could have a material adverse effect on the CSWI Businesses due to their level of indebtedness and the variable interest rates on the indebtedness. Further, overall economic uncertainty and interest rate volatility could lead to a downturn in the construction or mining industry or in the economy overall. A downturn in the industries the CSWI Businesses serve or in the economy generally could have a material adverse effect on the CSWI Businesses.

•

The CSWI Businesses use contract manufacturers to manufacture certain products. A majority of the products are either privately labeled or manufactured exclusively for the CSWI Businesses. These products accounted for approximately 48% of the revenues derived from the Industrial Products segment, approximately 19% of the revenues derived from the Coatings, Sealants and Adhesives segment and approximately 9% of the revenues derived from the Specialty Chemicals segment during the year ended March 31, 2015. The use of third-party manufacturers resulted in an increase of approximately 7% in operating margins when compared to the operating margins for internally manufactured products.

Results Of Operations

The following discussion provides an analysis of the combined results and the results of operations of the CSWI Businesses and each of its segments for the fiscal periods presented.

Effective April 1, 2015, the CSWI Businesses completed the acquisition of substantially all of the assets of Strathmore. The results of operations of Strathmore have been included in the Coatings, Sealants and Adhesives segment of the CSWI Businesses since the acquisition date.

Currency effects reported in the following discussion have been calculated by translating current year results at prior year exchange rates for the same periods.

Three Months Ended June 30, 2015 Compared to Three Months Ended June 30, 2014

Combined Results

	Three Months Ended June 30,		Change
	2015	2014	Amount	Percent
	(In thousands)
Net revenues	$88,909	$68,798	$20,111	29.0%
Cost of revenues	48,465	35,000	13,465	38.5%

Gross profit	40,444	33,798	6,646	19.7%

Expenses:
General and administrative expenses	12,621	7,643	4,978	65.1%
Selling and distribution expenses	12,295	10,566	1,729	16.4%
Research and development expenses	1,240	1,446	(206)	(14.2)%

Total expenses	26,156	19,655	6,501	33.1%

Operating income	14,288	14,143	145	1.0%

Interest expense, net	(667)	(168)	(499)	N/M
Other (expenses) income, net	(65)	480	(545)	(113.5)%

Income before income taxes	13,556	14,455	(899)	(6.2)%
Provision for income taxes	4,906	4,707	199	4.2%

Net income	$8,650	$9,748	$(1,098)	(11.3)%

Net Revenues

The CSWI Businesses generally recognize revenue upon shipment of product, at which time title passes to the customer. Net revenues represent gross revenues invoiced to customers less certain related charges for contractual discounts or rebates. Shipping and handling fees billed to customers are included in net revenues, while other shipping and handling costs are expensed as incurred and included in selling and distribution expenses in the accompanying combined statements of operations of the CSWI Businesses. Revenues generated by an acquired business are disclosed for the first 12 months following the date of acquisition. After 12 months, the acquired business is considered to be fully integrated.

Net revenues were $88.9 million for the three months ended June 30, 2015, an increase of $20.0 million, or 29.0%, compared to the three months ended June 30, 2014. The increase included negative currency effects of less than $1.0 million. The net revenues associated with acquisitions were $17.0 million for the three months ended June 30, 2015. On a combined basis and excluding the effect of Strathmore’s net revenues, approximately 83% and 17% of the total increase in net revenues were due to increases in sales volumes and price, respectively. Excluding Strathmore’s net revenues, the increase in net revenues was primarily attributable to higher sales volumes of both existing products and new products from recent acquisitions as well as increased prices in the Specialty Chemicals segment. These increases to net revenues were partially offset by a decrease in sales volumes related to products offered to the oil and gas industry and rail lubricators.

Net Revenues by Geographic Region

Net revenues derived from the U.S. represented approximately 85% of total net revenues, while Non-U.S. net revenues were approximately 15% of total net revenues for the three months ended June 30, 2015, compared to approximately 77% and 23% of net revenues, respectively, for the three months ended June 30, 2014. The increase in the percentage of net revenues in the U.S. for the three months ended June 30, 2015 compared to the three months ended June 30, 2014 was partially attributable to the addition of Strathmore’s net revenues which are derived from sales in the U.S. The presentation of net revenues by geographic region is based on the destination of product, service or delivery.

Cost of Revenues

Cost of revenues primarily consists of material costs, compensation and related expenses for personnel involved in the manufacture of products for customer delivery, facilities rent and associated costs, depreciation of equipment and buildings used in operations, and related overhead costs.

For the three months ended June 30, 2015, each significant component of cost of revenues represented the following percentage of total cost of revenues:

Material costs	77.7%
Compensation and related costs	12.0%
Facilities rent and associated costs	0.8%
Equipment and building depreciation	2.3%
Other overhead costs	7.2%

Total cost of revenues	100.0%

Cost of revenues was $48.5 million for the three months ended June 30, 2015, an increase of $13.5 million, or 38.5%, compared to the three months ended June 30, 2014. The increase was attributable to an increase in sales volumes consistent with the growth in net revenues in the Industrial Products and Coatings, Sealants and Adhesives segments, partially offset by a decrease in sales volumes consistent with the decrease in net revenues in the Specialty Chemicals segment. As a result of the Strathmore acquisition, cost of revenues was also incrementally higher than the three months ended June 30, 2014 due to Strathmore’s lower gross profit margin.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and related expenses of personnel, professional services, facility costs and unallocated overhead expenses.

General and administrative expenses were $12.6 million for the three months ended June 30, 2015, an increase of $5.0 million, or 65.1%, compared to the three months ended June 30, 2014. The increase was largely attributable to higher costs in the Coatings, Sealants and Adhesives segment caused by increases in general and administrative expenses related to one-time Strathmore acquisition transaction costs of $2.3 million and the addition of Strathmore’s operations ($1.3 million). The Industrial Products segment recognized an increase of $0.6 million due to the valuation of the contingent consideration liability for a prior acquisition and personnel related expenses.

Selling and Distribution Expenses

Selling and distribution expenses consist primarily of compensation and related expenses of sales and marketing expenses.

Selling and distribution expenses were $12.3 million for the three months ended June 30, 2015, an increase of $1.7 million, or 16.4%, compared to the three months ended June 30, 2014. The increase was mainly due to the addition of Strathmore’s operations ($1.5 million) in the Coatings, Sealants and Adhesives segment. Additionally, an increase consistent with the increase in sales volumes in the Industrial Products segment was mostly offset by lower costs due to the decrease in sales volumes in the Specialty Chemicals segment.

Research and Development Expenses

Research and development expenses primarily consist of personnel-related costs involved in product development.

Research and development expenses were $1.2 million for the three months ended June 30, 2015, a decrease of $0.2 million, or 14.2%, compared to the three months ended June 30, 2014. The decrease was primarily attributable to lower costs related to the development of certain fire and smoke prevention products in the Industrial Products segment.

Operating Income

Operating income was $14.3 million for the three months ended June 30, 2015 and was comparable to the three months ended June 30, 2014. The increase in gross profit was mostly offset by an increase in general and administrative expenses.

Interest Expense, net

Interest expense, net was $0.7 million for the three months ended June 30, 2015, an increase of $0.5 million, compared to the three months ended June 30, 2014. The increase was primarily attributable to the interest recognized on the borrowings related to the Strathmore acquisition.

Other (Expenses) Income, net

Other expense, net was $0.1 million for the three months ended June 30, 2015, a decrease of $0.5 million, or 113.5%, compared to the three months ended June 30, 2014. The decrease in other income, net was primarily attributable to gains recognized on the sale of real estate ($0.7 million) in the three months ended June 30, 2014.

Provision for Income Taxes

The provision for income taxes was $4.9 million for the three months ended June 30, 2015, representing an effective tax rate of 36.2%, compared to the provision for income taxes of $4.7 million, representing an effective tax rate of 32.6% for the three months ended June 30, 2014. The change in the effective tax rate for the three months ended June 30, 2015, compared to the three months ended June 30, 2014, was primarily attributable to a decrease in foreign operations activity in countries with lower statutory rates and an increase in state taxes due to increased domestic operations activity in states with higher statutory rates.

Net Income

Net income was $8.7 million for the three months ended June 30, 2015, a decrease in net income of $1.1 million, or 11.3%, compared to the three months ended June 30, 2014, due primarily to the reasons discussed above.

Three Months Ended June 30, 2015 Compared to Three Months Ended June 30, 2014

Segment Results

	Net Revenues for the Three Months Ended June 30,		Change
	2015	2014	Amount	Percent
Segment	(In thousands)
Industrial Products	$39,976	$34,257	$5,719	16.7%
Coatings, Sealants, and Adhesives	28,449	12,691	15,758	124.2%
Specialty Chemicals	20,163	21,576	(1,413)	(6.5)%
Other	321	274	47	17.2%

Total net revenues	$88,909	$68,798	$20,111	29.2%

	Operating Income for the Three Months Ended June 30,		Change
	2015	2014	Amount	Percent
Segment	(In thousands)
Industrial Products	$9,686	$6,806	$2,880	42.3%
Coatings, Sealants, and Adhesives	1,845	3,463	(1,618)	(46.7)%
Specialty Chemicals	2,730	3,853	(1,123)	(29.1)%
Other	27	21	6	28.6%

Total operating income	$14,288	$14,143	$145	1.0%

Industrial Products

Net revenues were $40.0 million for the three months ended June 30, 2015, an increase of $5.7 million, or 16.7%, compared to the three months ended June 30, 2014. The increase was primarily attributable to higher sales volumes for the three months ended June 30, 2015. The increase in sales volumes resulted mainly from increased sales of existing products ($2.1 million) and sales of fire and smoke prevention products related to projects that were expected to begin in the prior fiscal year, but were started or completed in the first quarter because of customer delays ($2.5 million). Sales of new products from recent acquisitions ($1.2 million) and greater demand for condensate switches and new products ($0.9 million) also contributed to the increase in net revenues. These increases in sales volumes were partially offset by a decrease in sales volumes for rail lubricators ($1.1 million).

Operating income was $9.7 million for the three months ended June 30, 2015, an increase of $2.9 million, or 42.3%, compared to the three months ended June 30, 2014 supported by an increase in sales volumes consistent with the growth in net revenues, partially offset by increases in general and administrative expenses and selling and distribution expenses. The increase in general and administrative expenses was caused mainly by increases in the valuation of the contingent consideration liability for a prior acquisition and personnel related expenses. The increase in selling and distribution expenses was due to higher freight and commissions expenses associated with the increase in sales volumes.

Coatings, Sealants and Adhesives

Net revenues were $28.4 million for the three months ended June 30, 2015, an increase of $15.8 million, or 124.2%, compared to the three months ended June 30, 2014. The increase was primarily attributable to higher sales volumes, largely driven by sales of new products from the Strathmore acquisition ($15.9 million). Decreased sales into the oil and gas market were offset by increased sales into other markets.

Operating income was $1.8 million for the three months ended June 30, 2015, a decrease of $1.6 million, or 46.7%, compared to the three months ended June 30, 2014. The increase in sales volumes, consistent with the growth in net revenues, was more than offset by increases in general and administrative expenses of $1.3 million and selling and distribution expenses of $1.5 million related to Strathmore’s operations and an increase in general and administrative expenses due to one-time Strathmore acquisition transaction costs of $2.3 million.

Specialty Chemicals

Net revenues were $20.2 million for the three months ended June 30, 2015, a decrease of $1.4 million, or 6.5%, compared to the three months ended June 30, 2014. The decrease was attributable to a decrease in sales volumes related primarily to a slowdown in the oil and gas industry ($3.4 million), partially offset by an increase in prices. These decreases in sales volumes were partially offset by an increase in sales volumes associated with both new and existing lubricant products offered to the rail industry ($2.0 million), and to a lesser extent, an increase in prices.

Operating income was $2.7 million for the three months ended June 30, 2015, a decrease of $1.1 million, or 29.1%, compared to the three months ended June 30, 2014. The decrease was a result of the decreases in sales volumes referenced above and an increase in general and administrative expenses. These amounts were partially offset by an increase in prices and a decrease in selling and distribution expenses. The increase in general and administrative expenses resulted mainly from an increase in ERP system implementation costs and personnel related expenses. The decrease in selling and distribution expenses was a result of lower freight and commissions expenses due to the decrease in sales volumes.

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Combined Results

	Fiscal Years Ended March 31,		Change
	2015	2014	Amount	Percent
	(In thousands)
Net revenues	$261,834	$231,713	$30,121	13.0%
Cost of revenues	135,409	119,627	15,782	13.2%

Gross profit	126,425	112,086	14,339	12.8%

Expenses:
General and administrative expenses	35,508	29,450	6,058	20.6%
Selling and distribution expenses	40,485	37,924	2,561	6.8%
Research and development expenses	5,688	5,490	198	3.6%
Impairment loss	710	1,309	(599)	(45.8)%

Total expenses	82,391	74,173	8,218	11.1%

Operating income	44,034	37,913	6,121	16.1%

Interest expense, net	(611)	(131)	(480)	N/M
Other (expenses) income, net	1,505	(256)	1,761	N/M

Income before income taxes	44,928	37,526	7,402	19.7%
Provision for income taxes	15,223	12,794	2,429	19.0%

Net income	$29,705	$24,732	$4,973	20.1%

Net Revenues

Net revenues were $261.8 million for the fiscal year ended March 31, 2015, an increase of $30.1 million, or 13.0%, compared to the fiscal year ended March 31, 2014. The net revenues associated with acquisitions were $15.2 million for the fiscal year ended March 31, 2015. On a combined basis, the total increase in net revenues was entirely due to an increase in sales volume. The increase was primarily attributable to an increase in sales volumes in the Industrial Products segment, and to a lesser degree, in the Coatings, Sealants and Adhesives segment. The primary drivers for Industrial Products net revenues growth were HVAC products and new products from acquisitions. The increase in Coatings, Sealants and Adhesives net revenues was mainly derived from higher sales volumes of caulking products. These increases in net revenues were partially offset by a decrease in sales volumes in the Specialty Chemicals segment due largely to a slowdown in global mining activity.

Net Revenues by Geographic Region

Net revenues in the Americas, Europe, Middle East and Africa (or EMEA), and Asia Pacific (or APAC) represented approximately 84%, 9%, and 7% of net revenues, respectively, for the fiscal year ended March 31, 2015 compared to approximately 82%, 11%, and 7% of net revenues, respectively, for the fiscal year ended March 31, 2014. The presentation of net revenues by geographic region is based on the location of the customer. For additional information regarding net revenues by geographic region, see “Segments,” Note 24 to the audited combined financial statements of the CSWI Businesses.

Foreign Currency Impact on Net Revenues

The functional currency of the CSWI Businesses for financial reporting purposes is the U.S. dollar. The majority of the CSWI Businesses’ net revenues for the fiscal year ended March 31, 2015 were derived from transactions denominated in U.S. dollars. All other net revenues were derived from transactions denominated in various foreign currencies, primarily the British pound, Canadian dollar, and Australian dollar. Fluctuations in the U.S. dollar relative to foreign currencies in which the CSWI Businesses conducted business for the fiscal year ended March 31, 2015 compared to the fiscal year ended March 31, 2014 unfavorably impacted net revenues by $0.8 million. For additional information regarding the foreign operations of the CSWI Businesses, see “Foreign Operations,” Note 17 to the audited combined financial statements of the CSWI Businesses.

Cost of Revenues

For the fiscal year ended March 31, 2015, each significant component of cost of revenues represented the following percentage of total cost of revenues:

Material costs	75.2%
Compensation and related costs	13.6%
Facilities rent and associated costs	1.1%
Equipment and building depreciation	2.9%
Other overhead costs	7.2%

Total cost of revenues	100.0%

Cost of revenues was $135.4 million for the fiscal year ended March 31, 2015, an increase of $15.8 million, or 13.2%, compared to the fiscal year ended March 31, 2014. The increase was attributable to an increase in sales volumes consistent with the growth in net revenues in the Industrial Products and Coatings, Sealants and Adhesives segments and higher raw material and packaging costs for certain products in the Specialty Chemicals segment.

General and Administrative Expenses

General and administrative expenses were $35.5 million for the fiscal year ended March 31, 2015, an increase of $6.1 million, or 20.6%, compared to the fiscal year ended March 31, 2014. The increase was largely attributable to higher costs in the Specialty Chemicals segment caused by the reserve for a bad debt related to one non-U.S. customer ($1.2 million), retention and severance costs associated with the consolidation of selected manufacturing activities ($1.3 million), incentive plan accruals ($0.4 million) and ERP system implementation costs ($0.3 million).

Selling and Distribution Expenses

Selling and distribution expenses were $40.5 million for the fiscal year ended March 31, 2015, an increase of $2.6 million, or 6.8%, compared to the fiscal year ended March 31, 2014. The increase was attributable to an increase in sales volumes consistent with the growth in net revenues in the Industrial Products segment, and to a lesser degree, in the Coatings, Sealants and Adhesives segment.

Research and Development Expenses

Research and development expenses were $5.7 million for the fiscal year ended March 31, 2015, an increase of $0.2 million, or 3.6%, compared to the fiscal year ended March 31, 2014.

Impairment Loss

The CSWI Businesses have intangible assets which consist of patents, trademarks, customer lists, non-compete agreements, and organization costs. Definite-lived intangible assets are assessed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable.

In addition, the CSWI Businesses have other trademarks and license agreements which are considered to have indefinite lives. The CSWI Businesses review indefinite-lived intangible assets at least annually for impairment, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable.

Total impairment losses of $0.7 million were recognized on a patent (definite-lived intangible asset) and on a trademark (indefinite-lived intangible asset) for the fiscal year ended March 31, 2015, a decrease of $0.6 million, or 45.8%, compared to the fiscal year ended March 31, 2014.

Operating Income

Operating income was $44.0 million for the fiscal year ended March 31, 2015, an increase of $6.1 million, or 16.1%, compared to the fiscal year ended March 31, 2014. The increase in operating income was primarily attributable to an increase in operating income of $7.1 million and $2.1 million at the Industrial Products and Coatings, Sealants and Adhesives segments, respectively, partially offset by a decrease in operating income of $2.9 million at the Specialty Chemicals segment.

Interest Expense, net

Interest expense, net was $0.6 million for the fiscal year ended March 31, 2015, an increase of $0.5 million, compared to the fiscal year ended March 31, 2014.

Other (Expenses) Income, net

Other income, net was $1.5 million for the fiscal year ended March 31, 2015, an increase of $1.8 million, compared to the fiscal year ended March 31, 2014. The increase in other income, net was primarily attributable to gains recognized on the sale of real estate ($0.9 million) that were partially offset by foreign currency exchange losses related to the payment of vendors at one of the CSWI Businesses’ foreign subsidiaries ($0.4 million). See “Property Sales,” Note 18 to the audited combined financial statements of the CSWI Businesses, and “Foreign Currency Exchange Rate Risk” below.

Provision for Income Taxes

The provision for income taxes was $15.2 million for the fiscal year ended March 31, 2015, representing an effective tax rate of 33.9%, compared to the provision for income taxes of $12.8 million, representing an effective tax rate of 34.1% for the fiscal year ended March 31, 2014.

Net Income

Net income was $29.7 million for the fiscal year ended March 31, 2015, an increase in net income of $5.0 million, or 20.1%, compared to the fiscal year ended March 31, 2014 due primarily to the reasons discussed above.

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Segment Results

	Net Revenues for the Fiscal Years Ended March 31,		Change
	2015	2014	Amount	Percent
	(In thousands)
Segment
Industrial Products	$118,422	$93,043	$25,379	27.3%
Coatings, Sealants and Adhesives	52,119	46,950	5,169	11.0%
Specialty Chemicals	89,738	90,744	(1,006)	(1.1)%
Other	1,555	976	579	59.3%

Total net revenues	$261,834	$231,713	$30,121	13.0%

	Operating Income for the Fiscal Years Ended March 31,		Change
	2015	2014	Amount	Percent
	(In thousands)
Segment
Industrial Products	$19,711	$12,593	$7,118	56.5%
Coatings, Sealants and Adhesives	11,420	9,360	2,060	22.0%
Specialty Chemicals	13,016	15,877	(2,861)	(18.0)%
Other	(113)	83	(196)	N/M

Total operating income	$44,034	$37,913	$6,121	16.1%

Industrial Products

Net revenues were $118.4 million for the fiscal year ended March 31, 2015, an increase of $25.4 million, or 27.3%, compared to the fiscal year ended March 31, 2014. The increase was primarily attributable to higher sales volumes for the fiscal year ended March 31, 2015. The increase in sales volumes resulted from greater demand for HVAC products ($5.6 million), sales of new products from acquisitions ($15.1 million), and sales of newly developed fire and smoke prevention products ($0.7 million).

Operating income was $19.7 million for the fiscal year ended March 31, 2015, an increase of $7.1 million, or 56.5%, compared to the prior fiscal year supported by an increase in sales volumes consistent with the growth in net revenues and modest increases in general and administrative expenses and selling and distribution expenses relative to the increase in net revenues.

Coatings, Sealants and Adhesives

Net revenues were $52.1 million for the fiscal year ended March 31, 2015, an increase of $5.2 million, or 11.0%, compared to the fiscal year ended March 31, 2014. The increase was primarily attributable to higher sales volumes, largely driven by sales of caulking products ($3.4 million) which were supported by recent acquisitions.

Operating income was $11.4 million for the fiscal year ended March 31, 2015, an increase of $2.1 million, or 22.0%, compared to the prior fiscal year. The increase was due to an increase in sales volumes consistent with the growth in net revenues and modest increases in general and administrative expenses and selling and distribution expenses relative to the increase in net revenues.

Specialty Chemicals

Net revenues were $89.7 million for the fiscal year ended March 31, 2015, a decrease of $1.0 million, or 1.1%, compared to the fiscal year ended March 31, 2014. The decrease was attributable to a decrease in sales volumes related primarily to a slowdown in global mining activity ($3.5 million). These decreases in sales volumes were partially offset by an increase in sales volumes associated with a new product offered to the rail industry ($1.0 million).

Operating income was $13.0 million for the fiscal year ended March 31, 2015, a decrease of $2.9 million, or 18.0%, compared to the prior fiscal year. The decline was a result of the decreases in sales volumes referenced above and increases in cost of revenues and general and administrative expenses. These amounts were partially offset by a decrease in selling and distribution expenses. The increase in cost of revenues was caused mainly by higher raw material and packaging costs for certain products. The increase in general and administrative expenses resulted from an increase in the reserve for bad debts ($1.2 million), retention and severance costs associated with the consolidation of selected manufacturing activities ($1.3 million), incentive plan accruals ($0.4 million), and ERP system implementation costs ($0.3 million). The decrease in selling and distribution expenses was a combined result of lower commissions due to the decrease in sales volumes and lower travel and marketing costs ($0.8 million).

For additional information on segments, see “Segments,” Note 24 to the audited combined financial statements of the CSWI Businesses.

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Combined Results

	Fiscal Years Ended March 31,		Change
	2014	2013	Amount	Percent
	(In thousands)
Net revenues	$231,713	$199,094	$32,619	16.4%
Cost of revenues	119,627	104,512	15,115	14.5%

Gross profit	112,086	94,582	17,504	18.5%

Expenses:
General and administrative expenses	29,450	24,699	4,751	19.2%
Selling and distribution expenses	37,924	33,314	4,610	13.8%
Research and development expenses	5,490	4,322	1,168	27.0%
Impairment loss	1,309	—	1,309	100.0%

Total expenses	74,173	62,335	11,838	19.0%

Operating income	37,913	32,247	5,666	17.6%

Interest (expense) income, net	(131)	74	(205)	N/M
Other (expenses) income, net	(256)	899	(1,155)	N/M

Income before income taxes	37,526	33,220	4,306	13.0%
Provision for income taxes	12,794	10,707	2,087	19.5%

Income from continuing operations	24,732	22,513	2,219	9.9%

Loss on disposal of operation, net of income tax benefit	—	(1,326)	1,326	N/M
Income from discontinued operation, net of income taxes	—	511	(511)	N/M

Net income (loss) on discontinued operations, net of income taxes	—	(815)	815	100.0%

Net income	$24,732	$21,698	$3,034	14.0%

Net Revenues

Net revenues were $231.7 million for the fiscal year ended March 31, 2014, an increase of $32.6 million, or 16.4%, compared to the fiscal year ended March 31, 2013. The net revenues associated with acquisitions were $7.3 million for the fiscal year ended March 31, 2014. On a combined basis, the total increase in net revenues was entirely due to an increase in sales volumes. The increase was primarily attributable to an increase in sales volumes across all operating segments. In particular, Industrial Products net revenues benefited from factors including greater demand for HVAC products and sales of new products related to recent acquisitions.

Net Revenues by Geographic Region

Net revenues in the Americas, EMEA and APAC represented approximately 82%, 11%, and 7% of the net revenues, respectively, for the fiscal year ended March 31, 2014 compared to approximately 82%, 10%, and 8% of net revenues respectively, for the fiscal year ended March 31, 2013. The presentation of net revenues by geographic region is based on the location of the customer. For additional information regarding net revenues by geographic region, see “Segments,” Note 24 to the audited combined financial statements of the CSWI Businesses.

Foreign Currency Impact on Net Revenues

The CSWI Businesses’ functional currency for financial reporting purposes is the U.S. dollar. The majority of net revenues for the fiscal year ended March 31, 2014 were derived from transactions denominated in U.S. dollars. All other net revenues were derived from transactions denominated in various foreign currencies, primarily the British pound and Canadian dollar. Fluctuations in the U.S. dollar relative to foreign currencies in which the CSWI Businesses conducted business for the fiscal year ended March 31, 2014 compared to the fiscal year ended March 31, 2013 unfavorably impacted net revenues by $0.3 million. For additional information, see “Foreign Operations,” Note 17 to the audited combined financial statements of the CSWI Businesses.

Cost of Revenues

For the fiscal year ended March 31, 2014, each significant component of cost of revenues represented the following percentage of total cost of revenues:

Material Costs	75.2%
Compensation and related costs	13.7%
Facilities rent and associated costs	1.2%
Equipment and building depreciation	2.7%
Other overhead costs	7.2%

Total cost of revenues	100.0%

Cost of revenues was $119.6 million for the fiscal year ended March 31, 2014, an increase of $15.1 million, or 14.5%, compared to the fiscal year ended March 31, 2013. The increase was attributable to increased sales volumes consistent with the growth in net revenues across all operating segments combined with higher costs resulting from an expansion of manufacturing capacity in the Specialty Chemicals segment. The increase was partially offset by lower raw material costs for certain product lines in the Industrial Products and Coatings, Sealants and Adhesives segments.

General and Administrative Expenses

General and administrative expenses were $29.5 million for the fiscal year ended March 31, 2014, an increase of $4.8 million, or 19.2%, compared to the fiscal year ended March 31, 2013. In the Industrial Products segment, increases in amortization expense related to intangible assets acquired in recent acquisitions ($1.1 million) and acquisition integration expenses ($0.7 million) contributed to the increase in general and administrative expenses. The increase was also attributable to higher costs in the Specialty Chemicals segment caused by increased depreciation expense related to facilities expansion ($0.7 million) and expansion of the quality assurance function ($0.5 million).

Selling and Distribution Expenses

Selling and distribution expenses were $37.9 million for the fiscal year ended March 31, 2014, an increase of $4.6 million, or 13.8%, compared to the fiscal year ended March 31, 2013. The increase was attributable to an increase in sales volumes consistent with the growth in net revenues across all operating segments.

Research and Development Expenses

Research and development expenses were $5.5 million for the fiscal year ended March 31, 2014, an increase of $1.2 million, or 27.0%, compared to the fiscal year ended March 31, 2013. The increase was primarily attributable to higher costs related to the development of certain fire and smoke prevention products in the Industrial Products segment.

Impairment Loss

Impairment losses of $1.2 million and $0.1 million were recognized on a patent (definite-lived intangible asset) and on a trademark (indefinite-lived intangible asset), respectively, for the fiscal year ended March 31, 2014, an increase of $1.3 million compared to the fiscal year ended March 31, 2013.

Operating Income

Operating income was $37.9 million for the fiscal year ended March 31, 2014, an increase of $5.7 million, or 17.6%, compared to the fiscal year ended March 31, 2013. The increase in operating income was primarily attributable to an increase in operating income of $1.6 million, $1.6 million, and $2.5 million at the Industrial Products, Coatings, Sealants and Adhesives and Specialty Chemicals segments, respectively.

Interest Expense, net

Interest expense, net was $0.1 million for the fiscal year ended March 31, 2014, a decrease of $0.2 million, compared to the fiscal year ended March 31, 2013.

Other (Expenses) Income, net

Other expenses, net was $0.3 million for the fiscal year ended March 31, 2014, a decrease of $1.2 million compared to the fiscal year ended March 31, 2013. The decrease in other income, net was primarily attributable to a decrease in gains recognized on the sale of real estate.

Provision for Income Taxes from Continuing Operations

The provision for income taxes from continuing operations was $12.8 million for the fiscal year ended March 31, 2014, representing an effective tax rate of 34.1%, compared to the provision for income taxes from continuing operations of $10.7 million, representing an effective tax rate of 32.2% for the fiscal year ended March 31, 2013.

The change in the effective tax rate for the fiscal year ended March 31, 2014, compared to the fiscal year ended March 31, 2013 was primarily attributable to an adjustment that increased income tax expense to correct an error originally made in calculating the income tax provision for the fiscal year ended March 31, 2013.

Loss on Disposal of Operation, Net of Income Tax Benefit

In November 2012, one of the CSWI Businesses sold the stock of a subsidiary, Blue Magic, Inc. (“Blue Magic”) for $13.2 million. The sale resulted in a loss, net of income tax benefit, of $1.3 million which is reported as discontinued operations for the fiscal year ended March 31, 2013.

Income from Discontinued Operations, Net of Income Taxes

Income from discontinued operations, net of income taxes, was $0 for the fiscal year ended March 31, 2014, compared to $0.5 million for the fiscal year ended March 31, 2013. Income from discontinued operations, net of income taxes, represents the results of operations of Blue Magic for the fiscal year ended March 31, 2013 less applicable income taxes. Blue Magic net revenues were $12.7 million for the fiscal year ended March 31, 2013.

Net Income

Net income was $24.7 million for the fiscal year ended March 31, 2014, an increase in net income of $3.0 million, or 14.0%, compared to the fiscal year ended March 31, 2013 due primarily to the reasons discussed above.

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Segment Results

	Net Revenues for the Fiscal Years Ended March 31,		Change
	2014	2013	Amount	Percent
	(In thousands)
Segment
Industrial Products	$93,043	$73,331	$19,712	26.9%
Coatings, Sealants and Adhesives	46,950	42,555	4,395	10.3%
Specialty Chemicals	90,744	82,352	8,392	10.2%
Other	976	856	120	14.0%

Total net revenues	$231,713	$199,094	$32,619	16.4%

	Operating Income for the Fiscal Years Ended March 31,		Change
	2014	2013	Amount	Percent
	(In thousands)
Segment
Industrial Products	$12,593	$10,945	$1,648	15.1%
Coatings, Sealants and Adhesives	9,360	7,732	1,628	21.1%
Specialty Chemicals	15,877	13,421	2,456	18.3%
Other	83	149	(66)	(44.3)%

Total operating income	$37,913	$32,247	$5,666	17.6%

Industrial Products

Net revenues were $93.0 million for the fiscal year ended March 31, 2014, an increase of $19.7 million, or 26.9%, compared to the fiscal year ended March 31, 2013. The increase was primarily attributable to higher sales volumes resulting from greater demand for HVAC products ($6.1 million) and sales of new products from acquisitions ($4.8 million).

Operating income was $12.6 million for the fiscal year ended March 31, 2014, an increase of $1.6 million, or 15.1%, compared to the prior fiscal year. This increase was a result of an increase in sales volumes consistent with the growth in net revenues, lower raw material costs for certain product lines ($0.5 million) and operating efficiencies associated with certain product lines ($0.4 million). An increase in amortization expense related to intangible assets acquired in recent acquisitions ($1.1 million), higher new product development costs incurred for fire and smoke prevention products ($0.8 million) and acquisition integration expenses ($0.7 million) partially offset the increase in operating income.

Coatings, Sealants and Adhesives

Net revenues were $47.0 million for the fiscal year ended March 31, 2014, an increase of $4.4 million, or 10.3%, compared to the fiscal year ended March 31, 2013. The increase was primarily attributable to higher sales volumes driven largely by sales of thread sealants, caulking, and solvent cement products ($4.3 million).

Operating income was $9.4 million for the fiscal year ended March 31, 2014, an increase of $1.6 million, or 21.1%, compared to the prior fiscal year. This increase was due to an increase in sales volumes consistent with the growth in net revenues and lower raw material costs for certain product lines ($0.2 million).

Specialty Chemicals

Net revenues were $90.7 million for the fiscal year ended March 31, 2014, an increase of $8.4 million, or 10.2%, compared to the fiscal year ended March 31, 2013. The increase was primarily attributable to higher sales volumes. The CSWI Businesses recognized increased sales volumes in its drilling compounds ($2.0 million) and mining, rail and industrial lubricants products ($5.2 million).

Operating income was $15.9 million for the fiscal year ended March 31, 2014, an increase of $2.5 million, or 18.3%, compared to the prior fiscal year. This increase was from an increase in sales volumes consistent with the growth in net revenues partially offset by increases in cost of revenues and general and administrative expenses. The increase in cost of revenues was caused by additional expenses related to an expansion of manufacturing capacity ($0.8 million). The increases in general and administrative expenses resulted mainly from increased depreciation expense related to facilities expansion ($0.7 million) and expansion of the quality assurance function ($0.5 million).

For additional information, see “Segments,” Note 24 to the audited combined financial statements of the CSWI Businesses.

Liquidity and Capital Resources

Overview

Historically, the principal sources of liquidity for the CSWI Businesses consisted of cash and cash equivalents, cash flows from operations, including changes in working capital, borrowings, and the sale of investments and assets. CSWI believes that its future sources of liquidity will include existing cash and cash equivalents and cash flows from operations, and may include new borrowings, cash generated from asset divestitures, or proceeds from the issuance of equity or debt securities.

We expect the Share Distribution to have a net positive effect on our liquidity and capital resources. In connection with the Share Distribution, Capital Southwest will provide to us $13.0 million in cash. Further, we will no longer pay management fees or dividends to Capital Southwest. These factors will have an immediate positive impact on our liquidity and capital resources. As described in “Business—Our Growth Strategy,” we expect our business to generate increasing revenue, profitability and free cash flow, which should improve our liquidity over the coming periods. In addition, as a result of becoming a public company, we will have the ability to access the debt and equity capital markets. With our greater combined total assets, revenues and net income following the Share Distribution, we also expect to have better access to bank financing. Although we will experience the added operating and overhead costs associated with being a public company, we expect the other factors discussed to outweigh these additional costs.

On August 4, 2015, the Capital Southwest Board approved an amendment to the pension plan that will cease benefit accruals and modify certain ancillary benefits effective as of September 30, 2015, provided that the Share Distribution occurs on that date. If the Share Distribution does not occur on September 30, 2015, the amendment will be effective as of October 31, 2015. In connection with the Share Distribution, we will assume the Capital Southwest pension liabilities and Capital Southwest will contribute to us approximately $10 million of pension assets. As a result of this contribution, we expect the net liabilities associated with the pension plan to decrease in connection with the Share Distribution. We currently do not expect to be required to make contributions to the pension plan in the near term. Further, we do not expect the assumption of the Capital Southwest pension liabilities to have an adverse impact on our liquidity or financial position.

During the three months ended June 30, 2015 and 2014 and during the fiscal years ended March 31, 2015, 2014 and 2013, the principal uses of liquidity for the CSWI Businesses were to fund operating expenses, complete business acquisitions, make capital expenditures, and repay indebtedness.

Financial Condition

Liquidity

As of June 30, 2015, the CSWI Businesses had cash, cash equivalents, bank time deposits, and restricted cash of $40.2 million, compared to $32.1 million as of March 31, 2015 and $31.8 million as of March 31, 2014. During the three months ended June 30, 2015, the CSWI Businesses made the following significant disbursements:

•	$68.9 million to acquire substantially all of the assets of Strathmore;

•	$1.9 million for the purchase of property, plant and equipment; and

•	$0.2 million for the payment of dividends to Capital Southwest

During the fiscal year ended March 31, 2015, the CSWI Businesses made the following significant disbursements:

•	$3.2 million to acquire selected assets of SureSeal™ brand from SureSeal Manufacturing;

•	$4.0 million to acquire selected assets from Evolve Supply Chain Pty. Ltd.;

•	$8.7 million for the purchase of property plant and equipment;

•	$18.4 million in net repayments on long-term debt; and

•	$8.3 million for the repayment of dividends to Capital Southwest.

Restricted cash totaled $0, $2.4 million and $2.1 million as of June 30, 2015, March 31, 2015 and March 31, 2014, respectively. Restricted cash includes compensating cash balances related to certain credit facilities.

The CSWI Businesses’ cash, cash equivalents and bank time deposits are primarily maintained at high credit-quality financial institutions.

Effective April 1, 2015, the CSWI Businesses completed the acquisition of substantially all of the assets of Strathmore. In connection with this acquisition, Whitmore entered into a $70.0 million term loan to fund the acquisition. Additionally, Whitmore’s existing $12.0 million line of credit was replaced by a $20.0 million line of credit. The total of $90.0 million in available financing was provided by a syndicate of four commercial banks. Required principal payments for the fiscal year ending March 31, 2016 will be $3.5 million for the $70.0 million term loan.

Additionally, the CSWI Businesses are in the process of streamlining some manufacturing operations. As a result, the CSWI Businesses are consolidating the manufacturing of some of our lubricant and grease products into our Rockwall, Texas facility. The CSWI Businesses’ total capital expenditure requirements related to this consolidation are currently expected to require approximately $5.4 million and $5.0 million of cash funding during the fiscal years ending March 31, 2016 and March 31, 2017, respectively, and may require additional capital expenditures in later periods.

CSWI believes that available cash and cash equivalents will be sufficient to meet its liquidity needs, including capital expenditures, for at least the next 12 months.

Sources of Liquidity

The following discussion highlights the CSWI Businesses’ primary sources of cash and cash equivalents, and changes in those amounts due to operating, financing, and investing activities.

Three Months Ended June 30, 2015 Compared to Three Months Ended June 30, 2014

	Three Months Ended June 30,
	2015	2014
	(In thousands)
Net cash provided by operating activities	$10,176	$7,073
Net cash used in investing activities	(67,067)	(3,001)
Net cash provided by (used in) financing activities	68,245	(332)
Effect of exchange rates on cash and cash equivalents	83	220

Net increase in cash and cash equivalents	11,437	3,960
Cash and cash equivalents, beginning of period	20,448	15,411

Cash and cash equivalents, end of period	$31,885	$19,371

Operating Cash Flows

During the three months ended June 30, 2015, net cash provided by operating activities was $10.2 million primarily attributable to $2.0 million in net income after the add-back of non-cash items and a $5.5 million increase in accounts payable and accrued expenses. This amount was partially offset by a $7.1 million increase in trade and other receivables and a $0.6 million increase in inventories.

Investing Cash Flows

During the three months ended June 30, 2015, net cash used in investing activities was $67.1 million primarily attributable to cash outflows of $68.9 million in cash paid for acquisitions, and $1.9 million in purchases of property, plant and equipment. These amounts were partially offset by $3.6 million in the net change in bank time deposits and restricted cash.

Financing Cash Flows

During the three months ended June 30, 2015, net cash provided by financing activities was $68.2 million and was primarily attributable to $68.5 million in net borrowings of long-term debt used to acquire substantially all of the assets of Strathmore.

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

	Fiscal Years Ended March 31,
	2015	2014
	(In thousands)
Net cash provided by operating activities	$35,468	$21,629
Net cash used in investing activities	(2,625)	(39,942)
Net cash (used in) provided by financing activities	(26,893)	13,069
Effects of exchange rates on cash and cash equivalents	(913)	(704)

Net increase (decrease) in cash and cash equivalents	5,037	(5,948)
Cash and cash equivalents, beginning of period	15,411	21,359

Cash and cash equivalents, end of period	$20,448	$15,411

Operating Cash Flows

During the fiscal year ended March 31, 2015, net cash provided by operating activities was $35.5 million primarily attributable to $36.3 million in net income after add-back of non-cash items, a $4.5 million decrease in prepaid expenses and other assets, a $1.1 million increase in accounts payable and accrued expenses, and a $0.3 million increase in other long-term liabilities. This amount was partially offset by a $6.7 million increase in inventories.

Investing Cash Flows

During the fiscal year ended March 31, 2015, net cash used in investing activities was $2.6 million primarily attributable to cash outflows of $8.7 million in purchases of property, plant, and equipment and $7.2 million in cash paid for acquisitions, net of cash acquired. These amounts were partially offset by $6.4 million in proceeds from the sale of assets, $3.4 million in the net change in bank time deposits and restricted cash, and $3.5 million in proceeds from the sale of assets held for investment.

Financing Cash Flows

During the fiscal year ended March 31, 2015, net cash used in financing activities was $26.9 million primarily attributable to $18.4 million in net repayments on long-term debt and $8.3 million in dividends paid.

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

	Fiscal Years Ended March 31,
	2014	2013
	(In thousands)
Net cash provided by operating activities	$21,629	$27,806
Net cash used in investing activities	(39,942)	(34,092)
Net cash provided by financing activities	13,069	11,302
Effects of exchange rates on cash and cash equivalents	(704)	(9)

Net increase (decrease) in cash and cash equivalents	(5,948)	5,007
Cash and cash equivalents, beginning of period	21,359	16,352

Cash and cash equivalents, end of period	$15,411	$21,359

Operating Cash Flows

During the fiscal year ended March 31, 2014, net cash provided by operating activities was $21.6 million primarily attributable to $37.6 million in net income after the add-back of non-cash items, a $1.3 million decrease in prepaid expenses and other assets, and a $0.3 million increase in other long-term liabilities. This amount was partially offset by a $10.0 million increase in trade and other receivables, a $6.8 million increase in inventories and a $0.9 million decrease in accounts payable and accrued expenses.

Investing Cash Flows

During the fiscal year ended March 31, 2014, net cash used in investing activities was $39.9 million primarily attributable to cash outflows of $24.6 million in cash paid for acquisitions, net of cash acquired, $15.0 million in purchases of property, plant, and equipment and $2.0 million in the net change in bank time deposits and restricted cash. These amounts were partially offset by $1.7 million in proceeds from the sale of assets held for investment.

Financing Cash Flows

During the fiscal year ended March 31, 2014, net cash provided by financing activities was $13.1 million and was primarily attributable to $21.7 million in net borrowings of long-term debt partially offset by $8.7 million in dividends paid.

Indebtedness

RectorSeal Line of Credit

As of June 30, 2015, RectorSeal had a $30.0 million secured line of credit with a bank available for acquisitions and general corporate purposes. The line of credit matures on July 31, 2016. Borrowings under the line of credit bear interest at a variable annual rate of either the one month LIBOR plus 1.5% or 0.75% less than the bank floating rate. The line of credit is secured by accounts receivable, inventory, equipment, investments, and other assets of RectorSeal (excluding its subsidiaries). The agreement contains certain restrictive covenants requiring RectorSeal to maintain a minimum tangible net worth (excluding its subsidiaries). RectorSeal was in compliance with all covenants as set forth in the loan agreement as of June 30, 2015. As of June 30, 2015, RectorSeal had $12.5 million in outstanding borrowings under the line of credit.

Whitmore Line of Credit and Term Loans

As of June 30, 2015, Whitmore had a $20.0 million secured line of credit with a syndicate of four commercial banks available for general corporate purposes. The line of credit matures on April 27, 2020. Borrowings under the line of credit bear interest at a variable annual rate of 0.5% less than the bank floating rate. As of June 30, 2015, Whitmore had no outstanding borrowings under the line of credit.

As of June 30, 2015, Whitmore had a secured term loan outstanding to support the CSWI Businesses’ acquisition of Strathmore. The term loan matures on April 27, 2020. Borrowings under the term loan bear interest at a variable annual rate equal to one month LIBOR plus 3.0%. As of June 30, 2015, Whitmore had $69.1 million in outstanding borrowings under the term loan. Whitmore has entered into an interest rate swap agreement with respect to 50% of the outstanding principal amount to hedge against interest rate risk.

As of June 30, 2015, Whitmore had a secured term loan outstanding related to a newly constructed warehouse and corporate office building and the remodel of an existing manufacturing and research and development facility. The term loan matures on July 31, 2029. Borrowings under the term loan bear interest at a variable annual rate equal to one month LIBOR plus 2.0%. As of June 30, 2015, Whitmore had $13.6 million in outstanding borrowings under the term loan. Whitmore has entered into an interest rate swap agreement with respect to 100% of the outstanding principal amount to hedge against interest rate risk.

The Whitmore line of credit and term loans are secured by the Whitmore property referenced above and other assets of Whitmore. The agreements contain certain restrictive covenants requiring Whitmore to limit capital expenditures and maintain a minimum fixed charge coverage ratio and a maximum leverage ratio. Whitmore was in compliance with all covenants as set forth in the loan agreement as of June 30, 2015.

Balco Line of Credit

As of June 30, 2015, Balco had a $1.5 million unsecured revolving line of credit with a bank available for working capital purposes. The line of credit matures on October 29, 2015. Borrowings under the line of credit bear interest at a variable annual rate of 0.5% less than Prime, with a floor of 3.75%. The agreement does not contain any financial covenants. As of June 30, 2015, Balco had no outstanding borrowings under the line of credit.

Off-Balance Sheet Arrangements

As of June 30, 2015, the CSWI Businesses did not have any off-balance sheet arrangements that they believe have or are reasonably likely to have a material adverse effect on its financial condition or results of operations.

Contractual Obligations

The following table presents the CSWI Businesses’ contractual obligations as of June 30, 2015:

	Payments due by period(6)
	Total	< 1 year	1-3 years	3-5 years	> 5 years
	(In thousands)
Long-term debt obligations—principal(1)	$95,189	$3,046	$25,872	$13,372	$52,899
Long-term debt obligations—interest(1)	16,617	2,540	5,854	4,330	3,893
Operating lease obligations(2)	6,130	1,772	1,909	1,156	1,293
Purchase obligations(3)	27,908	24,807	1,683	1,418	0
Other long-term liabilities(4)	9,262	23	7,777	690	772

Total(5)	$155,106	$32,188	$43,095	$20,966	$58,857

(1)	Amounts include principal and interest cash payments through the maturity of the outstanding debt obligations. See “Debt,” Note 8 to the unaudited combined financial statements of the CSWI Businesses.
(2)	Amounts exclude sublease rental income related to certain non-cancelable operating leases. Sales taxes, value added taxes, and goods and services taxes included as part of recurring lease payments are excluded from the amounts shown above. See “Leases,” Note 9 to the unaudited combined financial statements of the CSWI Businesses.
(3)	Purchase obligations include agreements to purchase goods or services that are enforceable, legally binding, and specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty, but include open purchase orders which represent amounts the CSWI Businesses anticipate will become payable for goods and services it has negotiated for delivery.
(4)	Amounts primarily include settlement of the liability recorded for the interest rate swap agreement associated with the term loan, contingent consideration payable due to acquisitions, and future payments required under outstanding incentive awards. The liability for retirement benefits payable related to the CSWI Businesses’ defined benefit pension plans is excluded from the contractual obligations table because it does not represent expected liquidity requirements. See “Derivative Instruments and Hedge Accounting”, “Business Combinations”, “Cash Incentive Awards” and “Retirement Plans”, Notes 10, 3, 14, and 12, respectively, to the unaudited combined financial statements of the CSWI Businesses.
(5)	Operating lease and purchase obligations denominated in foreign currencies are projected based on the exchange rate in effect on June 30, 2015. Excludes amounts that have been eliminated in the combined financial statements of the CSWI Businesses.
(6)	The less than one year category represents the remainder of fiscal year 2016 (7/1/15 - 3/31/16), the 1-3 years category represents fiscal years 2017 and 2018, the 3-5 years category represents fiscal years 2019 and 2020 and the greater than five years category represents fiscal years 2021 and thereafter.

Quantitative and Qualitative Disclosures About Market Risk

The CSWI Businesses are exposed to market risk from changes in interest rates and foreign currency exchange rates, which may adversely affect their combined financial position and results of operations. The CSWI Businesses seek to minimize these risks through regular operating and financing activities, and when deemed appropriate, through the use of interest rate swaps. It is the CSWI Businesses’ policy to enter into interest rate swaps only to the extent considered necessary to meet its risk management objectives. The CSWI Businesses do not purchase, hold or sell derivative financial instruments for trading or speculative purposes.

Variable Rate Indebtedness

The CSWI Businesses are also subject to interest rate risk on its variable rate indebtedness. Fluctuations in interest rates have a direct effect on interest expense associated with our outstanding indebtedness. As of June 30, 2015, the CSWI Businesses had outstanding variable rate indebtedness of $95.2 million.

The CSWI Businesses may manage, or hedge, interest rate risks related to our borrowings by means of interest rate swap agreements. At June 30, 2015, the CSWI Businesses had interest rate swap agreements that covered $48.1 million of the $95.2 million of the CSWI Businesses’ total outstanding indebtedness.

At June 30, 2015 unhedged variable rate indebtedness of $47.1 million had a weighted average interest rate of 2.79%. Each quarter point change in interest rates would result in a change of less than $0.2 million in our interest expense on an annual basis.

The CSWI Businesses may also be exposed to credit risk in derivative contracts it may use. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for the CSWI Businesses. If the fair value of a derivative contract is negative, a CSWI Business will owe the counterparty and, therefore, does not have credit risk. The CSWI Businesses have sought to minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties.

Foreign Currency Exchange Rate Risk

The CSWI Businesses conduct a small portion of their operations outside of the U.S. in currencies other than the U.S. dollar. The non-U.S. operations are conducted primarily in their local currencies, which are also their functional currencies, and include the British pound, Canadian dollar and Australian dollar. Foreign currency exposures arise from translation of foreign-denominated assets and liabilities into U.S. dollars and from transactions denominated in a currency other than a non-U.S. operation’s functional currency. The CSWI Businesses realized net gains associated with foreign currency translation of $1.1 million and $1.3 million for the three months ended June 30, 2015 and June 30, 2014, respectively, which are included in other comprehensive income. The CSWI Businesses recognized foreign currency transaction net losses of $0.2 million for each of the three month periods ended June 30, 2015 and June 30, 2014, which are included in other income (expenses), net in the combined statements of operations.

Based on a sensitivity analysis at June 30, 2015, a 10% change in the foreign currency exchange rates for the three months ended June 30, 2015 would have impacted our net earnings by a negligible amount. This calculation assumes that all currencies change in the same direction and proportion relative to the U.S. dollar and that there are no indirect effects, such as changes in non-U.S. dollar sales volumes or prices.

Critical Accounting Estimates and Judgments

The accounting estimates and judgments discussed in this section are those that the CSWI Businesses’ consider to be most critical to understand its combined financial statements, because they involve significant judgments and uncertainties. The accounting estimates and judgments outlined below are critical because they can materially affect the CSWI Businesses’ operating results and financial condition, inasmuch as they require management to make subjective judgments. Many of these estimates include determinations of fair value. All of these estimates reflect the CSWI Businesses’ best judgment about current and, for some estimates, future, economic and market conditions and effects based on information available as of the date of the accompanying financial statements. As a result, the accuracy of these estimates and the likelihood of future changes depend on a range of possible outcomes and a number of underlying variables, some of which are beyond the CSWI Businesses’ control.

Revenue Recognition

The CSWI Businesses generally recognize revenue upon shipment of product, at which time title passes to the customer. Net revenues represent gross revenues invoiced to customers less certain related charges for contractual discounts or rebates. Shipping and handling fees billed to customers are included in net revenues, while other shipping and handling costs are expensed as incurred and included in selling and distribution expenses in the accompanying combined statements of operations.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of identifiable net assets acquired in a business combination. The CSWI Businesses test goodwill at least annually for impairment at the reporting unit level, which is an operating segment or one level below an operating segment. Goodwill is tested for impairment more frequently if conditions arise or events occur that indicate that the fair value of the reporting unit is lower than the carrying value of that reporting unit. The CSWI Businesses’ goodwill is recorded in eight reporting units.

The CSWI Businesses first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Qualitative assessments use an evaluation of events and circumstances such as macroeconomic conditions, industry and market considerations, cost factors, financial performance factors, entity specific events, and changes in carrying value to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill.

If a reporting unit fails the qualitative assessment, then valuation models and other relevant data are used to estimate the reporting unit’s fair value. The valuation models require the input of subjective assumptions. The CSWI Businesses use an income approach for impairment testing of goodwill using a discounted cash flow method. Significant estimates include future revenue and expense projections, growth estimates made to calculate terminal value, and a discount rate that approximates the CSWI Businesses’ weighted average cost of capital. The CSWI Businesses perform qualitative and quantitative assessments to test asset carrying values for impairment at January 31, which is the annual impairment testing date.

For purposes of completing the annual goodwill impairment test for fiscal year 2015, the CSWI Businesses first utilized the qualitative approach for testing goodwill. As a result of this assessment, it was determined that it was not more likely than not that the fair values of seven reporting units were less than their respective carrying values and, thus, the two-step quantitative analysis was not required. However, one reporting unit was identified for which management could not readily determine whether the fair value of the reporting unit exceeded the carrying value of the reporting unit based solely on qualitative factors. As a result, a quantitative assessment was utilized to further assess the recoverability of goodwill for this reporting unit. The estimated fair value was determined using a discounted cash flow technique, and the key inputs used in the evaluation are consistent with those inputs noted above. Management concluded that the fair value of the reporting unit substantially exceeded the carrying value of the reporting unit as a result of completing step one of the quantitative assessment. There were no goodwill impairment losses recognized for the three months ended June 30, 2015 and 2014 or for the fiscal years ended March 31, 2015 and 2014.

Intangible Assets

The CSWI Businesses have intangible assets consisting of patents, trademarks, customer lists, non-compete agreements, and organization costs. Definite-lived intangible assets are assessed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. In addition, the CSWI Businesses have other trademarks and license agreements which are considered to have indefinite lives. The CSWI Businesses review these intangible assets at least annually for impairment, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Significant assumptions used in the impairment test include the discount rate, royalty rate, future projections, and terminal value growth rate. These inputs are considered non-recurring level three inputs within the fair value hierarchy. An impairment loss would be recognized when estimated future cash flows are less than their carrying amount. The CSWI Businesses recorded no impairment of intangible assets in each of the three months ended June 30, 2015 and June 30, 2014. The CSWI Businesses recorded an impairment of intangible assets of $0.7 million and $1.3 million for the fiscal years ended March 31, 2015 and 2014.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The CSWI Businesses recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. The CSWI Businesses did not recognize any uncertain tax positions as of or for the three months ended June 30, 2015 or as of or for the fiscal year ended March 31, 2015. The CSWI Businesses’ policy is to classify interest in the financial statements as interest expense and classify penalties as other expense.

Accounts Receivable

Accounts receivable reflects amounts billed to customers less trade discounts and an allowance for doubtful accounts. Management continually monitors accounts receivable from customers for collectability issues based on review of individual customer accounts, recent loss experience, current economic conditions, and other pertinent factors.

The CSWI Businesses estimate a bad debt reserve under the allowance method. Using payment history in light of current economic conditions, management examines the status of customer accounts on the aged accounts receivable report. With this information, management estimates an appropriate allowance for doubtful accounts. Accounts receivable are written off when it is determined the receivable will not be collected. Bad debt reserves were $1.7 million, $1.7 million and $0.3 million as of June 30, 2015, March 31, 2015 and March 31, 2014, respectively.

Inventories

Inventories are stated at the lower of cost or market and include raw materials, supplies, direct labor, and manufacturing overhead. Cost is determined using the last-in, first-out method for valuing inventories of the CSWI Businesses’ primary domestic operations. The CSWI Businesses’ foreign subsidiaries use either the first-in, first out method or the weighted average cost method to value inventory. Foreign inventories represent approximately 8.1%, 10.1% and 11.9% of total inventories as of June 30, 2015, March 31, 2015 and March 31, 2014, respectively. A portion of foreign inventories is attributable to inventory consigned to third parties to be sold abroad.

Reserves are provided for slow-moving or excess and obsolete inventory based on the difference between the cost of the inventory and its net realizable value and by reviewing quantities on hand in comparison to historical and expected future usage. In estimating the reserve for excess or slow-moving inventory, management considers factors such as product aging, current and future customer demand, and market conditions. The excess and obsolete inventory reserve was $0.8 million, $0.2 million and $0.2 million as of June 30, 2015, March 31, 2015 and March 31, 2014, respectively.

Retirement Plans

Certain of the CSWI Businesses participate in a qualified defined benefit pension plan (the “Retirement Plan”) which covers substantially all of their domestic employees hired prior to January 1, 2015. Those CSWI Businesses record on their financial statements annual amounts relating to the Retirement Plan based on calculations which include various actuarial assumptions such as discount and mortality rates and assumed rates of return. Material changes in pension costs may occur in the future due to changes in the discount or mortality rate, the expected long-term rate of return, levels of contributions to the plan, and other factors. The funded status of the Retirement Plan is the difference between the fair value of plan assets and the accrued benefit obligation. The applicable CSWI Businesses recognize changes in the funded status of the Retirement Plan in shareholder’s equity in the year in which the changes occur and measure Retirement Plan assets and obligations as of the date of those CSWI Businesses’ fiscal year-end. Those CSWI Businesses presently use March 31 as the measurement date for the Retirement Plan. The Retirement Plan is closed to any employees hired or re-hired on or after January 1, 2015. The Retirement Plan has been amended to freeze benefit accruals and to modify certain ancillary benefits provided under the Retirement Plan effective as of September 30, 2015, provided that the Distribution Date occurs on September 30, 2015. If the Distribution Date does not occur on September 30, 2015, such amendment will become effective as of October 31, 2015.

Certain of the CSWI Businesses participate in an unfunded retirement restoration plan (the “Restoration Plan”) which is a non-qualified plan that provides for the payment to participating employees, upon the later to occur of the participant’s separation from service with the applicable CSWI Business or attainment of age 55, of the difference between the maximum annual payment permissible under the Retirement Plan pursuant to limitations under the Code and the amount which would otherwise have been payable under the Retirement Plan in the absence of those limitations.

A foreign subsidiary of the CSWI Businesses has a defined benefit pension plan covering substantially all of its employees. The plan is subject to actuarial revaluation every three years.

A subsidiary of the CSWI Businesses has a 401(k) plan covering substantially all of its employees. Contributions to the 401(k) plan are made at management’s discretion.

Employee Stock Ownership Plan

Certain of the CSWI Businesses sponsor two qualified, non-leveraged employee stock ownership plans (collectively, the “ESOP”) in which all U.S. employees of the participating CSWI Businesses are eligible to participate following the completion of one year of service. The ESOP provides annual discretionary employer contributions of up to the maximum amount that is deductible by the CSWI Businesses for tax purposes under the Code. Contributions to the ESOP are invested in Capital Southwest common stock. A participant’s interest in contributions to the ESOP fully vests after three years of credited service or upon retirement or permanent disability (each, as defined in the ESOP) or death. ESOP expenses are included in general and administrative expenses in the combined statements of operations.

Cash Incentive Awards

The CSWI Businesses have historically issued incentive awards to several of their key employees based on an increase in net asset value (“NAV”). Each recipient is entitled to the appreciation in NAV over the established performance period, provided the key employee remains employed by the applicable CSWI Business. The duration of these incentive awards is approximately five years from the date of grant.

More recently, the CSWI Businesses have issued incentive awards to several of their key employees based on an increase in earnings before interest, income tax expense, depreciation and amortization (“EBITDA”). Each recipient is entitled to an established rate multiplied by the excess of positive “Annual EBITDA” over the established “Base EBITDA.” To receive this incentive award, recipients generally must remain employed by the applicable CSWI Businesses through the last day of the applicable performance period. However, in the event an award recipient terminates employment prior to the end of the applicable performance period due to the award recipient’s death, disability or retirement after attainment of age 65, such cash incentive award shall generally accelerate and be paid within 60 days following such termination of employment.

Because the Share Distribution will significantly affect the NAV and EBITDA performance metric used for the incentive awards, the CSWI Businesses will use commercially reasonable efforts to enter into an agreement with each holder of an incentive award as of the Distribution Date to cause the value of such award to be determined based upon NAV or EBITDA, as applicable, as of the last day of the financial quarter ending immediately prior to the Distribution Date. Such awards shall continue to be otherwise subject to substantially the same terms and conditions after the Distribution Date as applied to such awards immediately prior to the Distribution Date. The CSWI Businesses will use commercially reasonable efforts to enter into a new incentive agreement with the holders of each such incentive awards. Such new awards shall remain subject to substantially the same terms and conditions after the Distribution Date as applied to the incentive awards immediately prior to the Distribution Date, to the extent necessary to comply with Section 409A of the Code.

Related Party Transactions

The CSWI Businesses paid $100,000 in management fees for each of the three months ended June 30, 2015 and June 30, 2014 to a management company subsidiary of Capital Southwest for services rendered during each respective period. The CSWI Businesses paid $0.5 million in management fees for each of the fiscal years ended March 31, 2015 and March 31, 2014 to a management company subsidiary of Capital Southwest for services rendered during each respective period. These amounts are presented as general and administrative expenses in the combined statements of operations.

The CSWI Businesses paid $0.2 million and $0.3 million in dividends to its shareholder, Capital Southwest, during the three months ended June 30, 2015 and June 30, 2014, respectively. The CSWI Businesses paid $8.3 million and $8.7 million in dividends to its shareholder, Capital Southwest, during the fiscal years ended March 31, 2015 and March 31, 2014, respectively.

As of June 30, 2015, 933,176 shares of Capital Southwest stock were held under the ESOP and 238,252 shares of Capital Southwest stock were held in its qualified defined benefit pension plan.

On June 4, 2015, the CSWI Businesses extended a promissory note to an officer of the RectorSeal Corporation for the amount of $100,000. Borrowings under the agreement bear no interest and are scheduled to be paid in five annual payments of equal amounts.

Derivative Instruments and Hedge Accounting

The CSWI Businesses enter into derivative financial arrangements such as interest rate swaps to hedge interest rate risk associated with its long-term debt. The CSWI Businesses account for derivative financial instruments in accordance with ASC Topic 815, Derivatives and Hedging, and record all derivatives as either assets or liabilities on the combined balance sheet measured at estimated fair value. The recognition of these changes in fair value depends on the intended use of the derivatives and resulting designation. The CSWI Businesses record the changes in fair value of derivative instruments, which do not qualify and therefore are not designated for hedge accounting, in the combined statement of operations. If it is determined that they do qualify for hedge accounting treatment, the following is a summary of the impact on the CSWI Businesses’ combined financial statements:

•	For designated cash flow hedges, the effective portion of the changes in the fair value of derivatives is recorded in accumulated other comprehensive (loss) income and subsequently recorded in interest expense in the combined statement of operations at the time the hedged item affects earnings.

•	For designated cash flow hedges, the ineffective portion of a hedged derivative instrument’s change in fair value is immediately recognized in interest expense in the combined statement of operations.

Recent Accounting Pronouncements

Standards to be Implemented

In April 2015, the FASB issued ASU 2015-03—Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (ASU 2015-03). ASU 2015-03 requires debt issuance costs be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability. Amortization of those costs should be reported as interest expense. This ASU is effective for financial statements issued for annual and interim periods beginning after December 15, 2015, and early adoption is permitted for financial statements that have not been previously issued. The new guidance should be applied on a retrospective basis for each period presented in the balance sheet. The CSWI Businesses are currently evaluating the impact of adopting this guidance.

In April 2015, the FASB issued ASU 2015-05—Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement (ASU 2015-05). ASU 2015-05 provides guidance to customers about whether a cloud computing arrangement includes software. If a cloud computing arrangement includes a software license, the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The new guidance does not change the accounting for a customer’s accounting for service contracts. This ASU is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015, and early adoption is permitted. The CSWI Businesses are currently evaluating the impact of adopting this guidance.

In June 2015, the FASB issued ASU 2015-10—Technical Corrections and Improvements, which makes minor amendments to the FASB Accounting Standards Codification. The amendments to transition guidance are effective for fiscal years beginning after December 15, 2015. All other changes are effective upon issuance of this ASU. The CSWI Businesses are currently evaluating the impact of adopting this guidance.

In August 2015, the FASB issued ASU 2015-14—Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in ASU 2015-14 defer the effective date of Update 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. All other entities should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. All other entities may apply the guidance in Update 2014-09 earlier as of an annual reporting period beginning after December 15, 2016, including interim reporting periods within that reporting period. All other entities also may apply the guidance in Update 2014-09 earlier as of an annual reporting period beginning after December 15, 2016, and 2 interim reporting periods within annual reporting periods beginning one year after the annual reporting period in which the entity first applies the guidance in Update 2014-09. The CSWI Businesses are currently evaluating the impact of adopting this guidance.

BUSINESS

Overview

We were incorporated in the State of Delaware on November 6, 2014 as a wholly owned subsidiary of Capital Southwest. We were formed solely for the purpose of effecting the Share Distribution and to become the holding company for a group of companies that were owned by Capital Southwest prior to the Share Distribution. To date, we have not conducted any material activities or operations.

Prior to the Share Distribution, Capital Southwest will contribute to us $13.0 million in cash and 100% of the outstanding capital stock of the following Capital Southwest operating companies:

• RectorSeal	• Jet-Lube	• Strathmore

• Whitmore	• Balco	• Smoke Guard

Our Company

We are a diversified industrial growth company with well-established, scalable platforms and deep domain expertise across three segments: Industrial Products; Coatings, Sealants and Adhesives; and Specialty Chemicals. Our broad portfolio of leading products provides performance optimizing solutions to our customers. Our products include mechanical products for HVAC and refrigeration applications, coatings and sealants and high performance specialty lubricants. Markets that we serve include plumbing, HVAC, refrigeration, electrical, commercial construction, rail car and locomotive, oil and gas, mining, steel, transportation and general industrial markets.

Drawing on our innovative and proven technologies, we seek to deliver solutions to our professional customers that require superior performance and reliability. Our industrial brands, such as RectorSeal No. 5® and KOPR-KOTE®, are well known in the specific industries we serve and have a reputation for high quality and reliability. Through organic growth and acquisitions, we believe we are well positioned to offer our customers an increasingly broad portfolio of performance optimizing solutions. We have a successful record of making accretive acquisitions—in the last five years, we completed 10 acquisitions for an aggregate purchase price of $148.1 million. We believe there are further attractive acquisition opportunities available within the markets in which we operate.

Our pro forma net revenues and pro forma operating income for the three months ended June 30, 2015 were $88.9 million and $15.4 million, respectively. Our actual net revenues and operating income for the three months ended June 30, 2014 were $68.8 million and $14.1 million respectively. Pro forma net revenues and pro forma operating income increased 29.2% and 8.6%, respectively, compared to the three months ended June 30, 2014. Our pro forma net revenues and pro forma operating income for the fiscal year ended March 31, 2015 were $325.0 million and $46.2 million, respectively. Our actual net revenues and operating income for the fiscal year ended March 31, 2014 were $231.7 million and $37.9 million, respectively. Pro forma net revenue and pro forma operating income for the fiscal year March 31, 2015 increased 40.3% and 22.0%, respectively, compared to the fiscal year March 31, 2014. We expect to focus on generating free cash flow by growing organically and through complementary and synergistic acquisitions.

CSWI has a long history of providing high quality specialty chemicals and other products, accompanied by dependable service and attention to customer satisfaction. For example, our Whitmore subsidiary has been in operation since 1893 and its lubricants were used in the construction of the Panama Canal. CSWI also has a long history of innovation. We believe our RectorSeal subsidiary was the first to develop a unique method for removing internal acid from air conditioning and refrigeration systems, pioneering the market for acid neutralizers. We partner with our customers to solve specific challenges, such as CSWI’s environmental compound formula product series, which was specifically developed to provide high performance in general applications combined with biodegradability and no eco-toxicity to satisfy the strict environmental requirements.

Prior to the Share Distribution, the CSWI Businesses operated as disparate businesses and included the following operating companies:

•	RectorSeal. RectorSeal formulates and manufactures specialty chemical products including pipe thread sealants, firestop sealants, plastic solvent cements and other formulations for plumbing, HVAC, electrical and industrial applications, electrical control and measurement devices, and accessories for ductless mini-split HVAC systems. RectorSeal also makes specialty tools for tradesmen and innovative systems for containing flames and smoke from building fires. These products are distributed both domestically and internationally through an extensive distribution network serving the plumbing, industrial, HVAC, refrigeration, construction, electrical and hardware markets.

RectorSeal was established in 1937 and acquired by Capital Southwest in 1969. It has facilities in Houston, Texas, Fall River, Massachusetts and Brisbane, Australia. Portions of RectorSeal’s operating results are included in each of our three business segments.

•	Whitmore. Established in 1893 in Cleveland, Ohio, Whitmore manufactures high performance, specialty lubricants for heavy equipment used in surface mining, railroad and other industries and has operations in the U.S. and the U.K. Whitmore also manufactures lubrication equipment, specifically for rail applications, and lubrication-centric reliability solutions for a wide variety of industries. In addition, Whitmore produces water-based coatings for the automotive and primary metals industries.

Whitmore products and services are sold in over 100 countries around the world through a service intensive distribution network committed to technical support and customer satisfaction. Whitmore’s primary customer base is located in Australia, Brazil, Canada, China, Colombia, the Netherlands, Russia, South Africa, Sweden, the U.K. and the U.S.

Capital Southwest acquired Whitmore in 1979. Portions of Whitmore’s operating results are included in each of our three business segments.

•	Jet-Lube. Jet-Lube is a world leader in anti-seize compounds, thread sealants and specialty lubrication products and greases for the energy industry. Jet-Lube was established in 1949 and has operations in the U.S., Canada and the U.K. Capital Southwest acquired Jet-Lube in 1973.

Jet-Lube serves customers worldwide in a wide variety of industries, including oil and gas, water well, mining, manufacturing, electric utility, food processing and agriculture, water utility, construction, transportation, valve maintenance, forestry, groundwater, military, HVAC and plumbing.

Jet-Lube products are available worldwide through an extensive distribution network with a combination of factory representatives and warehouses in key locations such as Glendale, California. Portions of Jet-Lube’s operating results are included in both our Coatings, Sealants and Adhesives and our Specialty Chemicals segments.

•	Balco. Balco is engaged in the fabrication of aluminum and plastic extrusions and other materials related to safety, slip resistance and emergency egress for products used by the commercial building industry worldwide.

Balco was founded in Wichita, Kansas in 1958 and was acquired by Capital Southwest in 1989. It also has facilities in Oklahoma City, Oklahoma. Balco’s operating results are included in our Industrial Products segment.

•	Strathmore. Strathmore manufactures custom designed coatings and solvents for customers in various industries, including the rail, mining and industrial sectors. Strathmore was founded in 1942 in Syracuse, New York. Strathmore markets and sells its products worldwide through a direct sales force. In addition to its facility in New York, Strathmore has a facility in Longview, Texas.

Effective April 1, 2015, we acquired substantially all of the assets of Strathmore for $68.9 million, plus additional payments if certain financial metrics are achieved in future periods. Strathmore’s revenue and operating income for fiscal year ended December 31, 2014 were $63.2 million and $8.2 million, respectively. Strathmore’s operating results will be included in our Coatings, Sealants and Adhesives segment.

•	Smoke Guard. Smoke Guard manufactures certified custom safety products for the commercial construction market and other markets requiring smoke and fire protection. It was founded and continues to operate in Boise, Idaho in 1991 and was acquired by Capital Southwest in 2004.

Smoke Guard’s proprietary technologies control the movement of smoke and are sold through exclusive distributors primarily in the U.S. Smoke Guard’s operating results are included in our Industrial Products segment.

The CSWI Businesses also include CapStar, a real estate holdings company whose operations are not material to CSWI.

Following the Share Distribution, we will benefit from our ability to organize the CSWI Businesses around key market segments, grow the CSWI Businesses by allocating capital more efficiently, offer greater investor choice through separate entities, unlock shareholder value, increase management focus and better align the interests of management and our stockholders, which we expect will allow us to increase revenue and profitability. See “The Share Distribution—Reasons for the Share Distribution.”

Business Segments

We operate in three business segments: Industrial Products; Coatings, Sealants and Adhesives; and Specialty Chemicals. The table below provides an overview of these business segments.

Business Segment	Principal Product	Key End Use		Pro Forma Net Revenue*
	Categories	Markets	Representative Industrial Brands	$	%

Industrial Products

¡      Specialty mechanical products

¡      Fire and smoke protection products

¡     Architecturally- specified building products

¡     Storage. filtration and application equipment for use with our specialty chemicals and other products

		¡ Plumbing ¡ HVAC ¡ Refrigeration ¡ Electrical ¡ Commercial construction ¡ Rail car and locomotive ¡ General industrial	.

Coatings, Sealants and Adhesives	¡ Coatings and penetrants ¡ Pipe thread sealants ¡ Firestopping sealants and caulks ¡ Adhesives/solvent cements	¡ Rail car and locomotive ¡ Oil and gas ¡ Commercial construction ¡ Plumbing ¡ HVAC ¡ Refrigeration ¡ Electrical ¡ General industrial

Specialty Chemicals	¡ Lubricants and greases ¡ Drilling compounds ¡ Anti-seize compounds ¡ Chemical formulations ¡ Degreasers and cleaners	¡ Oil and gas ¡ Drilling and boring ¡ Water well drilling ¡ Mining ¡ Rail car and locomotive ¡ Steel ¡ Power generation ¡ Cement ¡ Aviation ¡ Plumbing ¡ HVAC ¡ Electrical ¡ General industrial

*	Reflects acquisition of substantially all of the assets of Strathmore.

Industrial Products

Our Industrial Products business segment generated pro forma revenues of $40.0 million for the three months ended June 30, 2015, representing approximately 45% of total pro forma revenues in that period. Additionally, this segment generated pro forma revenues of $118.4 million for fiscal year 2015, representing approximately 36% of total pro forma revenues in that period. CSWI’s industrial products consist of:

•	specialty mechanical products;

•	fire and smoke protection products;

•	architecturally-specified building products; and

•	storage, filtration and application equipment for use with our specialty chemicals and other products for general industrial applications.

These industrial products are primarily manufactured by CSWI. For certain products, we strategically engage third-party manufacturers. We ensure the quality of internally- and externally-manufactured products through our stringent quality control review procedures. Our industrial products are sold domestically and internationally.

Specialty Mechanical Products. CSWI is a leading manufacturer and distributor of condensate management products for air conditioning and refrigeration units as well as installation accessories for the ductless mini split systems (DMSS) and variable refrigerant flow air conditioning units. CSWI’s offerings for HVAC applications include:

•	condensate switches, traps and pans;

•	line set covers;

•	condensate removal pumps and equipment mounting brackets;

•	air diffusers for use by professional air conditioning contractors;

•	tamper resistant locking refrigerant caps; and

•	DMSS installation support tools.

In addition, CSWI manufactures mechanical products for drain waste and vent systems, a line of decorative roof drain downspout nozzles for use by plumbers and other contractors, and a line of pulling head tools for pulling wire in a commercial building by electricians and other contractors.

CSWI’s specialty mechanical products are marketed under industrial brand names including: Safe-T-Switch®; EZ Trap®; Fortress®; Slim Duct™; Airtec®; Goliath® Pans; Titan™ Pans; Novent®; Mighty Bracket™; Clean Check®; Hubsett™; Sure Seal®; Magic Vent®; G-O-N®; and Wire Grabber™.

CSWI’s specialty mechanical products are generally sold through an international network of HVAC, plumbing and electrical distributors.

Fire and Smoke Protection Products. We design, certify, manufacture and sell proprietary fire-rated and smoke-rated opening protective systems under our line of Smoke Guard® branded products. These products are based on proprietary technology, and control the movement of smoke through elevator shafts and building spaces. CSWI develops or licenses different protection technologies that are more aesthetic (invisible), architecturally enabling (design intent) and cost effective (space saving) than other products that are available.

The marketing and sale of our fire and smoke protection products are dependent on building codes and related regulations. We work closely with building code officials in the various jurisdictions in which we operate to ensure our products meet or exceed all requirements. Further, our fire and smoke protection products are designed and certified to meet compliance requirements mandated in the International Building Code. We market our fire and smoke protection product offerings to both architects and contractors, primarily under the Smoke Guard® brand name. General contractors, specialty contractors and sub-contractors place purchase orders based on the architect’s specifications or the regulatory requirements for the specific building.

Our fire and smoke protection products are sold globally into the commercial construction industry through a combination of direct sales and an exclusive distribution network. In addition, in limited U.S. markets, primarily in California, we distribute and install our fire and smoke protection products.

Architecturally-Specified Building Products. CSWI manufactures an array of quality architectural and life safety products specifically designed for commercial construction. CSWI’s architecturally-specified products include: (1) expansion joint covers; (2) fire barriers; (3) specialty silicone seals; (4) stair nosings; (5) partition closure systems; (6) entrance mats and grids; (7) photoluminescent egress markings and signage; (8) trench and access covers; and (9) architectural grating.

CSWI has a number of well recognized industrial brands in the commercial construction market including: Balco®; Michael Rizza™; MetaFlex™; MetaBlock™; MetaMat™; UltraGrid™; llumiTread™; DuraFlex™; and MetaGrateTM.

CSWI services commercial and institutional building markets in the U.S. and more than 40 other countries worldwide. CSWI building products are eco-friendly, enabling them to be easily incorporated into the “Green Building” market.

We market our building product offerings to both architects and contractors. General contractors, specialty contractors and sub-contractors, such as flooring, drywall or waterproofing specialists, place purchase orders based on architect specifications or the physical condition requirement of a specific building.

Storage, Filtration and Application Equipment. CSWI’s line of lubrication application and management systems and storage and filtration devices include products for use in the rail industry as well as the mining, power generation, food and beverage, steel and other manufacturing industries. These products are marketed under industrial brand names such as Whitmore RailTM, Oil Safe®, Air Sentry® and Guardian®. These products are marketed and sold worldwide through a service-intensive distribution network. Our storage, filtration and application products are designed to work with our specialty chemicals, as well as the product offerings of other manufacturers.

Coatings, Sealants and Adhesives

Our Coatings, Sealants and Adhesives business segment generated pro forma revenues of $28.4 million for the three months ended June 30, 2015, representing approximately 32% of total pro forma revenues in that period. Additionally, this segment generated pro forma revenues of $115.3 million for fiscal year 2015, representing approximately 35% of total pro forma revenues in that period. CSWI’s coatings, sealants and adhesives product categories consist of:

•	high performance coatings designed to increase the reliability, performance and lifespan of industrial equipment;

•	engineered specialty thread sealants designed to seal and secure metal, plastic and fiberglass piping and fittings to eliminate leaks; and

•	solvent cements and fire stop caulks used by plumbing, HVAC and electrical contractors.

CSWI’s coatings, sealants and adhesives products are used in a wide variety of industries, including transportation, manufacturing, construction, energy and agriculture. Customers include rail car and locomotive manufacturers, petrochemical facilities, industrial manufacturers, construction, utilities and plant maintenance customers.

CSWI’s coatings, sealants and adhesives are marketed under several industrial brand names, including: Railplex®; Stratholiner™; KATS Coatings®; RectorSeal No. 5®; T plus 2®; Tru-Blu™; Metacaulk®; and Bio Fireshield™.

Our coatings, sealants and adhesives are primarily manufactured by CSWI and offered through worldwide distribution networks. Our product offerings in this segment are supported by an experienced staff of technical, sales and customer service oriented professionals, as well as independent manufacturer representatives.

Specialty Chemicals

Our Specialty Chemicals business segment generated pro forma revenues of $20.2 million for the three months ended June 30, 2015, representing approximately 23% of total pro forma revenues in that period. Additionally, this segment generated pro forma revenues of $89.7 million for fiscal year 2015, representing approximately 28% of total pro forma revenues in that period. CSWI’s specialty chemicals product categories consist of:

•	engineered specialty lubrication products for oil and gas, mining, power generation, railroad, steel, cement and other manufacturing industries;

•	high performance specialty chemical products designed to increase the reliability, performance and lifespan of industrial assets; and

•	specialty chemicals for the HVAC and refrigeration industries, including air conditioning system acid neutralizers, internal system flushes, oil and hydronic heating chemicals and coil cleaners.

CSWI’s specialty chemical products are marketed under a number of industrial brands, including: KOPR-KOTE®; Caliber™; Matrix®; Gearmate®; Envirolube®; Rail Armor®; Biorail®; TOR Armor®; Acid-Away®; Renewz™; Con-Coil™; Coil-Rite™; KO Dirt Blaster™; 8-Way™; Zipp™; and Grime-Solv™.

CSWI’s products in the Specialty Chemicals segment are primarily manufactured by CSWI and offered through worldwide distribution networks.

Our Competitive Strengths

We believe we have the following competitive strengths:

Broad Portfolio of Industry Leading Products and Solutions

We have a broad portfolio of products with leading industry positions in the specific end markets in which we compete. We believe our products and solutions are differentiated from those of our competitors by superior performance and quality and total value delivered to customers. For example, our RectorSeal No. 5® product is widely regarded as an industry standard for thread sealants for HVAC, plumbing and electrical configurations. As another example, our KOPR-KOTE® product is recognized as the anti-seize compound of choice for use in oil and gas drilling operations, where it is asked for by name.

Sustainable Organic Revenue Growth and Operating Performance

Our pro forma net revenues grew by 29.2% for the three months ended June 30, 2015. This growth was driven by a 12.1% increase in revenues due to organic growth, with the remainder coming from acquisitions. Additionally, our pro forma revenues grew by 23.9%, compounded annually, for the three fiscal years ended March 31, 2015. This growth was driven by a 14.8% increase in revenues due to organic growth, with the remainder coming from acquisitions. Our organic revenue growth is benefited by a number of factors. We focus on end markets with above-average growth trends, such as rail car and locomotive, HVAC, refrigeration and construction. We also have a loyal customer base that recognizes the performance and quality of our products and solutions, including continuously evaluating the potential uses of existing products to broaden our market penetration. Further, our customer base is diverse – for the three months ended June 30, 2015, no single customer represented more than 3.0% of our net revenues on a pro forma basis. For the year ended March 31, 2015, no single customer represented more than 5.0% of our net revenues on a pro forma basis.

These factors have enabled our products to enjoy strong margins. Our pro forma operating income grew by 9.2% for the three months ended June 30, 2015. Additionally, our pro forma operating income grew by 28.4%, compounded annually, for the three fiscal years ended March 31, 2015. We continue to improve our profitability through targeted investments to further improve our manufacturing processes. For example, in the Specialty Chemicals segment, we are in the process of consolidating the manufacturing of some of our lubricant and grease products into our Rockwall, Texas facility in order to optimize capacity, improve efficiency and leverage technologies while enhancing product quality and environmental compliance. Further, we continue to refine our manufacturing processes in all of our manufacturing facilities to lower manufacturing costs, increase production capacity and improve product quality.

Stable Platform for Acquisitions with Proven Track Record

We have a demonstrated track record of identifying, completing and integrating acquisitions, as evidenced by the 31 acquisitions we have successfully completed since 1991. Since January 1, 2010, we have invested $148.1 million in acquisitions that either (1) added new products designed to service our existing end markets or (2) provided an entry into new, complementary end markets where we can drive revenue growth and improved profitability. Historically, our acquisitions have been relatively small, lower-risk acquisitions of a product that we have identified as having the potential to benefit from our extensive distribution network and manufacturing efficiencies. We also consummated larger acquisitions that complement our business model. Most recently, we acquired substantially all of the assets of Strathmore, a leading participant in the coatings market. Strathmore also has a history of successfully integrating acquisitions, having completed five acquisitions since 1993. We believe our experience in identifying, completing and integrating acquisitions is one of our core competitive strengths.

Culture of Product Enhancement and Customer Centric Solutions

We have a long history of serving our customers with high quality products and solutions. We work closely with our customers, industry experts and research partners to continuously improve our existing products to meet evolving customer and market requirements. Our highly trained and specialized personnel work directly with our current and prospective customers to enhance our product offerings by expanding the use and markets for our existing products. We focus on product enhancements and product line extensions that are designed to meet the specific application needs of our customers. We believe this focus has helped us build strong industrial brands and develop a reputation for high quality, in turn leading us to realize greater customer retention and loyalty. Further, our ability to meet the needs of high-value niche end markets with customized solutions that leverage our existing products has enabled us to differentiate ourselves from our larger competitors that may not have the flexibility or interest in responding quickly to evolving customer demands in these smaller, niche markets.

Diverse Sales and Distribution Channels

Many of our products are sold through service-intensive distribution networks committed to technical support and total customer satisfaction. We primarily go to market through an international network of independent manufacturer representatives and agents calling on our wholesale distributors, contractors and direct customers. For example, our distributors sell products from our Industrial Products and Specialty Chemicals segments to plumbers, electricians and HVAC contractors.

The strong, long-term relationships we have developed with our wholesale distribution partners allow us to introduce new products, including newly developed, as well as acquired products. In addition, our extensive distribution network allows us to exploit niche end markets that provide organic growth opportunities and form a key component of our acquisition strategy.

With certain of our products, we also go to market through a direct sales force focused on specific customer needs. For example, we sell products in our Coatings, Sealants and Adhesive segment directly to rail car and locomotive manufacturers.

Experienced Management Team

Our executive officers following the Share Distribution will be: (1) Joseph B. Armes, our Chairman and Chief Executive Officer and Capital Southwest’s current Chairman and Chief Executive Officer; (2) Christopher J. Mudd, our President and Chief Operating Officer and Capital Southwest’s current Senior Vice President, Operations; and (3) Kelly Tacke, our Chief Financial Officer and Capital Southwest’s current Chief Financial Officer. See “Management” for biographical information for Mr. Armes, Mr. Mudd and Ms. Tacke.

Our management team is highly regarded in each of our business segments. Collectively, our management team, including the executive officers, has an average of 25 years of experience in the industrial manufacturing and specialty chemicals industries. They have a successful track record of enabling us to recognize and capitalize upon attractive opportunities in the key markets we serve, and our executive management team has a strong record of effectively managing capital and delivering operating efficiencies over time. In addition, our management team has demonstrated strong capabilities in sourcing and executing strategic and accretive acquisitions.

Our Growth Strategy

We are focused on creating significant stockholder value over the long term by increasing our revenue, profitability and free cash flow by (a) expanding the market and uses for our existing products and (b) growing the portfolio of products we manufacture, market and sell through targeted acquisitions. We believe the key drivers of our growth include:

Benefits Resulting from the Share Distribution

Historically, the CSWI Businesses operated as separate independent companies with discrete strategies and capital structures. The Share Distribution will allow us to pursue a strategy focused on rationalizing our organizational structure and management around our business segments. We expect this strategy to enable us to realize cost and operational synergies, implement best practices across our operations, cross-sell product offerings and thereby increase our profitability.

Following the Share Distribution, we will no longer operate as separate portfolio companies in Capital Southwest’s existing structure, which will allow us to more efficiently finance growth and more effectively allocate capital across our businesses.

For a more detailed discussion of the expected benefits and reasons for the Share Distribution, see “The Share Distribution—Reasons for the Share Distribution.”

Leveraging Existing Customer Relationships and Products and Solutions

We expect to continue to increase revenue by leveraging our reputation for providing high quality products to our long-standing customer base. Our team of sales representatives, engineers and other technical personnel continues to proactively collaborate with our distributors and end users to enhance and adapt existing products and solutions to meet evolving customer needs. In addition, we expect to leverage our existing customer base to cross-sell our products and solutions across our three business segments.

Focused Acquisitions that Leverage our Distribution Channels

While we are focused on improving our existing products and penetrating new markets with these products, we continue to identify and execute acquisitions that will broaden our portfolio of products and offer attractive risk-adjusted returns. We primarily focus on commercially proven products and solutions that currently have limited distribution but would benefit from a broader distribution network and be attractive to our customers in target end markets. Once acquired, we utilize our extensive distribution networks to increase revenue by selling those products to our diversified customer base.

Operational Excellence

We focus on operational excellence in all aspects of our business, leading to improved efficiencies and increased profitability. We will continue to expand improvement initiatives and information sharing across our entire platform, promoting best practices. For example, in order to accelerate the process of leveraging best practices across our business segments, we recently organized a technology summit among the technical and commercial leaders of our Coatings, Sealants and Adhesives and Specialty Chemicals segments. We expect to benefit from exploiting new synergy opportunities by applying our best practices when integrating acquisitions.

Competition

The competitive environment for products in our Industrial Products segment generally is highly fragmented and rapidly changing. We compete primarily on the basis of product differentiation, superior performance and reliability.

The competitive environment for products in our Coatings, Sealants and Adhesives segment varies according to product type and end use. For coatings, competitors include the industrial paint divisions of Valspar Corporation, PPG Industries, Inc., The Sherwin Williams Company and Akzo Nobel, as well as other smaller companies. Competitors to our sealants and adhesives include Dow Corning Corporation, Henkel, 3M Company and Hilti Corporation, as well as other smaller companies. We compete primarily on the basis of product differentiation, superior performance, quality and customer centric service.

The competitive environment for products in our Specialty Chemicals segment is highly fragmented and constantly changing. We compete primarily on the basis of added value, superior product performance, quality and timely delivery.

Raw Materials and Suppliers

Our products are manufactured using various raw materials, including base oils, copper flake, aluminum, polyvinyl chloride and tetra-hydrofuran. These raw materials are available from numerous sources. We generally purchase these raw materials and components as needed. We do not depend on a single source of supply for any significant raw materials.

Intellectual Property

We have numerous patents, trademarks, trade secrets and proprietary information that are important to our business. This intellectual property includes the trademarks for our well-recognized industrial brands, such as KOPR-KOTE® and RectorSeal No. 5®. We estimate these intangible assets to be valued at approximately $82.3 million as of June 30, 2015. We do not consider any single intangible asset to be material to our business.

Other Information

CSWI was incorporated in the State of Delaware on November 6, 2014. Our principal executive offices are located at 5400 Lyndon B. Johnson Freeway, Suite 1300, Dallas, Texas 75240. Our telephone number is 972-233-8242.

Properties

We have 13 primary manufacturing facilities and one primary research and development facility. In addition, we have sales offices and warehouses in various U.S. and international locations. We consider the many offices, manufacturing and research and development facilities, warehouses, and other properties that we own or lease to be in good condition and generally suitable for the purposes for which they are used. The following table shows the significant locations by segment.

Location	Use	Segment	Square Footage	Owned/Leased
Dallas, Texas	Corporate Headquarters	Corporate Headquarters	4,500	Leased
Acworth, Georgia	Manufacturing, Office and Warehouse	Coatings, Sealants and Adhesives	25,500	Owned
Boise, Idaho	Manufacturing	Industrial Products	17,308	Leased
Edmonton, Alberta, Canada	Manufacturing, Office and Warehouse	Coatings, Sealants and Adhesives & Specialty Chemicals	47,100	Partially Owned and Partially Leased
Fall River, Massachusetts	Manufacturing	All	140,215	Leased
Houston, Texas	Manufacturing and Office	All	253,928	Owned
Houston, Texas	Manufacturing	Coatings, Sealants and Adhesives & Specialty Chemicals	146,000	Leased
Houston, Texas	Research and Development	All Segments	8,400	Owned
Longview, Texas	Manufacturing	Coatings, Sealants and Adhesives	77,028	Owned
Maidenhead, Berkshire, U.K.	Manufacturing	Coatings, Sealants and Adhesives & Specialty Chemicals	16,900	Leased
Oklahoma City, Oklahoma	Manufacturing	Industrial Products	30,600	Owned
Rockwall, Texas	Manufacturing, Office and Warehouse	All	227,600	Owned
Syracuse, New York	Manufacturing	Coatings, Sealants and Adhesives	36,400	Owned
Welwyn Garden City, Hertfordshire, U.K.	Manufacturing	All	6,900	Leased
Wichita, Kansas	Manufacturing	Industrial Products	27,700	Owned

We believe that our facilities are adequate for our current operations. We may endeavor to selectively reduce or expand our existing lease commitments as circumstances warrant.

Segment Information

For a presentation of revenue from external customers, income (loss) from operations and certain other financial information for the fiscal years ended March 31, 2015, 2014 and 2013, see “Segments,” Note 24 to the audited combined financial statements and for the three months ended June 30, 2015 and 2014, see “Segments” Note 17 to the unaudited combined financial statements included elsewhere in this Information Statement.

Domestic and International Sales and Long-Lived Assets

We generate revenue domestically and internationally. Revenue by major geographical region is based upon the geographic location of the customers who purchase our products and services. The geographical locations of distributors, resellers and systems integrators who purchase products and utilize our services may be different from the geographical locations of end customers. Net revenue by geographic region and net revenue by geographic region as a percentage of total net revenue, for fiscal years ended March 31, 2015, 2014 and 2013 and for the three months ended June 30, 2015 and 2014 were as follows:

	Net Revenues(a)
	(In thousands)
	Three Months Ended June 30,				Fiscal Year Ended March 31,
	2015		2014		2015 (Pro Forma)		2015		2014		2013
U.S.	$75,733	85.2%	$52,960	77.0%	$261,135	80.3%	$197,944	75.6%	$168,473	72.7%	$143,327	72.0%
Non-U.S.	13,176	14.8%	15,838	23.0%	63,890	19.7%	63,890	24.4%	63,240	27.3%	55,621	27.9%
Discounts, Freight, and Other Adjustments	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	146	0.1%

Total	$88,909	100%	$68,798	100.0%	$325,025	100.0%	$261,834	100.0%	$231,713	100.0%	$199,094	100.0%

(a)	Net revenues to external customers are attributed to geographic regions based upon the destination of product or service delivery.

Our long-lived assets primarily consist of property and equipment, trademarks, patents and goodwill. We believe that property and equipment, net, is exposed to the geographic area risks and uncertainties more than other long-lived assets, because these tangible assets are difficult to move and are relatively illiquid. Property and equipment, net, by country of domicile consists of the following as of March 31, 2015, 2014 and 2013 and as of June 30, 2015:

	Long-Lived Assets(a)
	As of June 30,		(In thousands)
			As of March 31,
	2015		2015		2014		2013
U.S.	$194,780	93.1%	$134,117	90.3%	$135,296	90.9%	$110,416	89.4%
Non-U.S.	14,511	6.9%	14,457	9.7%	13,572	9.1%	13,105	10.6%

Total	$209,291	100%	$148,574	100.0%	$148,868	100.0%	$123,521	100.0%

(a)	Long-lived assets consist primarily of property, plant and equipment, trademarks, patents and goodwill.

Export Regulations

We are subject to export control regulations in countries from which we export products and services. These controls may apply by virtue of the country in which the products are located or by virtue of the origin of the content contained in the products. If the controls of a particular country apply, the level of control generally depends on the nature of the goods and services in question. Where controls apply, the export of our products generally requires an export license or authorization (either on a per-product or per transaction basis) or that the transaction qualify for a license exception or the equivalent, and may also be subject to corresponding reporting requirements.

Environmental Regulations

Our operations are subject to certain foreign, federal, state and local regulatory requirements relating to environmental, waste management, labor and health and safety matters. Management believes that our business is operated in material compliance with all such regulations. To date, the cost of such compliance has not had a material impact on our capital expenditures, earnings or competitive position or that of our subsidiaries. However, violations may occur in the future as a result of human error, equipment failure or other causes. Further, we cannot predict the nature, scope or effect of environmental legislation or regulatory requirements that could be imposed or how existing or future laws or regulations will be administered or interpreted. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could require substantial expenditures by us and could have a material impact on our business, financial condition and results of operations.

Employees

After giving effect to the Share Distribution, as of June 30, 2015, we would have employed 732 individuals. Of these employees, 33 are covered under collective bargaining agreements.

Legal Proceedings

We may, from time to time, be involved in litigation arising out of our operations in the normal course of business or otherwise. Furthermore, third parties may try to seek to impose liability on us in connection with the activities of our portfolio companies. We are not currently a party to any legal proceedings that, individually or in the aggregate, are expected to have a material effect on our business, financial condition, results of operations or financial statements, taken as a whole.

MANAGEMENT

Executive Officers

Our executive officers following the Share Distribution will be Joseph B. Armes, our Chairman and Chief Executive Officer, Christopher J. Mudd, our President and Chief Operating Officer and Kelly Tacke, our Chief Financial Officer. Biographical information for Mr. Armes, Mr. Mudd and Ms. Tacke is included in the following paragraphs.

Joseph B. Armes, 53, is our Chairman and Chief Executive Officer. He has served as the Chief Executive Officer and President of Capital Southwest since June 2013, and as Chairman of the Capital Southwest Board since January 2014. Following the Share Distribution, Mr. Armes will remain a member of the Capital Southwest Board. Mr. Armes serves as a director and audit committee chair for RSP Permian, Inc., an independent oil and natural gas exploration and production company. He has been the President and Chief Executive Officer of JBA Investment Partners, a family investment vehicle, since 2010. Mr. Armes was the Chief Operating Officer of Hicks Holdings LLC, a private investment firm, from 2005 to 2010. Previously, he served as Executive Vice President, Chief Financial Officer and General Counsel of Hicks Sports Group, LLC, owner and manager of various professional sports teams, Executive Vice President and General Counsel of Suiza Foods Corporation (now Dean Foods Company), a publicly held food and beverage company, and Vice President and General Counsel of The Morningstar Group, Inc., a publicly held food and beverage company. Rangers Equity Holdings GP LLC, a subsidiary of Hicks Sports Group LLC, had an involuntary bankruptcy filed against it in the U.S. Bankruptcy Court for the Northern District of Texas on May 28, 2010. Mr. Armes holds a Bachelor of Business Administration in Finance from Baylor University, a Master of Business Administration from Baylor University and Juris Doctor from Southern Methodist University. CSWI will benefit from Mr. Armes’ extensive background in mergers and acquisitions, as well as his executive expertise in public and private companies.

Christopher J. Mudd, 54, is our President and Chief Operating Officer. He has served as Senior Vice President, Operations of Capital Southwest since January 2015. Prior to joining Capital Southwest, from 2003 to 2015, Mr. Mudd held various positions at Dexco Polymers LP, which is a subsidiary of TSRC Corporation, a publicly traded chemical company, including most recently President and General Manager. From 1998 to 2002, Mr. Mudd was the Senior Commercial Manager for Energy and Fuels at Dow Hydrocarbons and Resources and worked in other capacities at The Dow Chemical Company from 1982 to 1998. Mr. Mudd holds a Bachelor of Science in Chemical Engineering from The University of Texas at Austin. CSWI will benefit from Mr. Mudd’s extensive management experience and substantial background in the chemicals industry.

Kelly Tacke, 58, is our Chief Financial Officer. She served as Senior Vice President, Chief Financial Officer, Chief Compliance Officer, Secretary and Treasurer of Capital Southwest since November 2013. Prior to joining Capital Southwest, from April 2011 to January 2012, she served as Chief Financial Officer and as a consultant to AMC REIT, Inc., a privately held real estate investment company. From 1993 to April 2011, Ms. Tacke was the Executive Vice President, Chief Financial Officer and Corporate Secretary of Palm Harbor Homes, Inc., a publicly held builder of manufactured homes. Palm Harbor Homes, Inc. had an involuntary bankruptcy filed against it in the U.S. Bankruptcy Court in the state of Delaware on October 29, 2010. Ms. Tacke first began her career as an accountant with PricewaterhouseCoopers in 1979. Ms. Tacke holds a Bachelor of Business Administration from The University of Texas at Austin and is a Certified Public Accountant. CSWI will benefit from Ms. Tacke’s expertise in financial matters relating to public and private companies and her manufacturing industry experience.

The CSWI Board Following the Share Distribution

The CSWI Board currently consists of one member—Mr. Armes. Upon the effectiveness of the Form 10, we will have a Board of Directors consisting of five directors. We have identified the directors that will serve on the CSWI Board upon the effectiveness of the Form 10 as described below. Our proposed bylaws will vest in the CSWI Board the authority to fix the number of directors as long as there are not fewer than three or more than nine. CSWI expects to consider adding additional directors to the CSWI Board as opportunities may present themselves either in relation to acquisition transactions or as attractive candidates become available.

The following is a summary of the qualifications and experience of each of the individuals who will be appointed as directors, including biographical data for at least the last five years and an assessment of the experience, qualifications and skills of each such nominee, other than Mr. Armes, whose qualifications and experience are set forth in “—Executive Officers.”

Michael Gambrell, 61, is a former Executive Vice President of The Dow Chemical Company and served as an advisor to the Chairman and CEO of Dow from 2011 to 2012. He retired in 2012 after serving 37 years with the company. During his time at Dow, Mr. Gambrell served on the company’s Executive Leadership Committee, Strategy Board, Sustainability Team and Geographic Leadership Council, and is an ex officio member of Dow’s board of director’s Environment, Health and Safety Committee. In 2012, Mr. Gambrell founded GamCo, LLC, a privately-held company providing advisory services to public, private equity, and start-up companies as well as non-profit organizations. He serves as Chairman of the Campbell Institute. In addition, Mr. Gambrell is a director and a member of the Executive Committee and Strategic Planning Committee of the National Safety Council. He also serves on various venture capital and private company boards of directors. In addition, he served as a director of TRW Automotive Inc. and as a member of the TRW audit committee until the company’s sale in 2015. He is also a Director Emeritus of the US-India Business Council. Mr. Gambrell served as a member of The University of Michigan Engineering Advisory Council from 2006 to 2012. From 2010 to 2012, Mr. Gambrell served on the U.S. Department of Commerce Manufacturing Council, which advises the Secretary of Commerce on matters related to the competiveness of the U.S. manufacturing sector. Mr. Gambrell received his Bachelor of Science degree in Chemical Engineering from Rose-Hulman Institute Technology in Terre Haute, Indiana. CSWI will benefit from Mr. Gambrell’s experience as an executive and director of public companies and his experience with mergers and acquisitions and their integration. Mr. Gambrell’s technical leadership skills and knowledge and experience in addressing health, safety and environmental issues will also be beneficial to the CSWI Board.

Linda Livingstone, Ph.D., 55, is currently Dean of The George Washington University School of Business. Prior to her current position, she served as Dean of the Graziadio School of Business and Management at Pepperdine University from June 2002 through July 2014. Dr. Livingstone began her academic career at Baylor University, where she served for eleven years as an Assistant and then Associate Professor of Management and as Associate Dean for Graduate Programs the last four years. Dr. Livingstone received her Bachelor of Science, Masters of Business Administration and Ph.D. degrees from Oklahoma State University. She is the current Chair of the Board of Directors for AACSB, the preeminent international accrediting body for business schools. Dr. Livingstone is the immediate past Chair of the Board of Directors of Oaks Christian School in Westlake Village, California, and former Board Member of the Graduate Management Admissions Council, the organization that administers the GMAT exam. CSWI will benefit from Ms. Livingstone’s experience as an administrator and educator in the field of business administration allowing her to draw on her experience and offer guidance to the CSWI Board and management on issues that affect CSWI.

William F. Quinn, 67, currently serves as Executive Chairman and Founder of American Beacon Advisors, a mutual fund advisory firm. Mr. Quinn also serves as Independent Trustee of the National Railroad Retirement Investment Trust. Mr. Quinn served as President and CEO of American Beacon Advisors from the time the firm was created in 1986 until 2009. Mr. Quinn joined American Airlines’ former subsidiary, Sky Chefs Inc., in 1974 and became Vice President and Controller in 1978. He served as Assistant Treasurer of American Airlines from 1979 to 1986 with responsibility for overseeing and managing the American Airlines short-term cash portfolio and pension funds. Prior to joining American Airlines, Mr. Quinn worked for Arthur Young & Company in New York. He holds a Bachelor of Science from Fordham University and is a New York Certified Public Accountant. Mr. Quinn is a former Chairman of the Committee for the Investment of Employee Benefits (CIEBA), a nationally recognized organization of large corporate pension funds. He previously served on the Boards of the American Airlines Federal Credit Union, Crescent Real Estate Equities, Inc. and investment companies affiliated with Thomas Hicks. CSWI will benefit from Mr. Quinn’s extensive financial and accounting experience as well as through his experience as serving as an executive officer, director and trustee.

Robert Swartz, 63, will serve as the lead director of the CSWI Board. Since January 2011, Mr. Swartz has served as the Executive Vice President and Chief Operating Officer for Glazer’s, Inc., a privately held distributor of wines and spirits. Prior to that, Mr. Swartz was Managing Director and Partner of Hicks Equity Partners LLC, a privately held investment firm. Mr. Swartz has also served in various executive positions at Centex Corporation. Mr. Swartz earned his Bachelor of Science from the State University of New York in Albany and his Master of Business Administration from New Hampshire College. Mr. Swartz is a Certified Public Accountant. Mr. Swartz serves on the Board of Directors of Ocular LCD, Inc., and Arrow Environmental Services LLC. Mr. Swartz previously served on the board of directors of Resolute Energy Corporation from September 2009 to March 2015. CSWI will benefit from Mr. Swartz’s experience and expertise in mergers and acquisitions, finance, accounting and management.

Director Independence

We expect that all of the initial members of the CSWI Board, other than Mr. Armes, will qualify as independent under our independence standards and the listing standards of the NASDAQ Marketplace Rules once appointed to the CSWI Board. Mr. Armes cannot be considered an independent director due to his employment as our Chief Executive Officer.

Under the Corporate Governance Guidelines that we will adopt upon effectiveness of the Form 10, for a director to be considered independent, he or she cannot be an officer or employee of our company and the CSWI Board must affirmatively determine that the director lacks a “material relationship” with us (either directly or as a partner, controlling shareholder or executive officer of an organization that has a material relationship with us) and with members of our senior management team. A “material relationship” is defined as a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, to be considered independent, a director will need to meet the listing standards of the NASDAQ Marketplace Rules.

In addition to the above analysis, the definition used by the CSWI Board to determine director independence (subject to the guidance provided by NASDAQ Marketplace Rules) will include certain transactions, relationships and arrangements specified in our proposed Corporate Governance Guidelines. Stockholders will be able to access the Corporate Governance Guidelines on our website prior to the Share Distribution.

Furthermore, all members of the Audit Committee, Compensation and Talent Development Committee and the Nominating/Corporate Governance Committee will be required to be independent in accordance with the CSWI Board’s definition of the term “independence” and with the applicable rules of the SEC and NASDAQ.

In addition to the independence standards set forth above, each director will be expected to act with integrity and to adhere to the policies set forth in the Code of Conduct and Ethics we will adopt in connection with the Share Distribution. Under the Corporate Governance Guidelines that we will adopt upon effectiveness of the Form 10, any waiver of the requirements of the Code of Conduct and Ethics for any director or executive officer will need to be approved by the CSWI Board and promptly disclosed on our website.

Committees of the CSWI Board

Upon the effectiveness of the Form 10, the CSWI Board will have the following committees:

Audit Committee

Upon the effectiveness of the Form 10, we will establish an Audit Committee. The functions of our Audit Committee will include:

•	appointing and determining the compensation for our independent auditors;

•	establishing procedures for the receipt, retention and treatment of complaints regarding internal accounting controls; and

•	reviewing and overseeing our independent registered public accounting firm.

Our Audit Committee will consist of Ms. Livingstone, Mr. Quinn and Mr. Swartz, with Mr. Quinn serving as chairman. All of our Audit Committee members will be independent as defined by Section 10A(m)(3) of the Exchange Act and the NASDAQ Marketplace Rules. The CSWI Board has determined that Mr. Quinn is an audit committee financial expert.

The CSWI Board will adopt a written charter under which the Audit Committee operates. A copy of the charter, which satisfies the applicable standards of the SEC and the NASDAQ Global Select Market, will be available on our website. The Audit Committee will have the authority to engage independent counsel and other advisors as the committee deems necessary to carry out its duties.

Compensation and Talent Development Committee

Upon the effectiveness of the Form 10, we will establish the Compensation and Talent Development Committee. The Compensation and Talent Development Committee’s functions will include:

•	reviewing and recommending to the CSWI Board the salaries and benefits for our executive officers;

•	recommending overall employee compensation and talent development policies; and

•	administering our equity compensation plans.

Our Compensation and Talent Development Committee will consist of Mr. Gambrell, Ms. Livingstone, Mr. Quinn and Mr. Swartz, with Ms. Livingstone serving as chairman. All members of our Compensation and Talent Development Committee will be independent as defined by Section 10(c) of the Exchange Act, Rule 10C of the Exchange Act Rules and the NASDAQ Marketplace Rules. At least two of the members of the Compensation and Talent Development Committee will also be “non-employee directors” (within the meaning of Rule 16b-3 of the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code).

The CSWI Board will adopt a written charter under which the Compensation and Talent Development Committee operates. A copy of the charter, which satisfies the applicable standards of the SEC and the NASDAQ Global Select Market, will be available on our website. The Compensation and Talent Development Committee will have the sole authority to retain and terminate compensation consultants to assist in the evaluation of director or executive officer compensation and the sole authority to approve the fees and other retention terms of such compensation consultants. The Compensation and Talent Development Committee may also retain independent counsel and other independent advisors to assist it in carrying out its responsibilities.

Compensation Committee Interlocks and Insider Participation

None of our directors has interlocking or other relationships with other boards, compensation committees or our executive officers that would require disclosure under applicable SEC rules.

Nominating/Corporate Governance Committee

Upon the effectiveness of the Form 10, we will establish the Nominating/Corporate Governance Committee (the “Governance Committee”). The functions of the Governance Committee will include:

•	identifying individuals qualified to serve as members of the CSWI Board;

•	recommending to the CSWI Board nominees for our annual meetings of stockholders;

•	evaluating the CSWI Board’s performance;

•	developing and recommending to our board corporate governance guidelines; and

•	providing oversight with respect to corporate governance and ethical conduct.

Our Governance Committee will consist of Mr. Gambrell, Ms. Livingstone, Mr. Quinn and Mr. Swartz, with Mr. Swartz serving as the committee chairman. All members of our Governance Committee will be independent as defined by the NASDAQ Marketplace Rules.

The CSWI Board will adopt a written charter under which the Governance Committee will operate. A copy of the charter, which satisfies the applicable standards of the SEC and the NASDAQ Global Select Market, will be available on our website. The Governance Committee will have the sole authority to retain and terminate any search firm to assist in the identification of director candidates and the sole authority to set the fees and other retention terms of such search firms. The Governance Committee may also retain independent counsel and other independent advisors to assist it in carrying out its responsibilities.

Code of Conduct and Ethics

Upon the effectiveness of the Form 10, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions (“covered persons”). A copy of the code will be available on our website. Any amendments to or waivers from a provision of our code of conduct and ethics that applies to our covered persons will be disclosed on our website promptly following the date of the amendment or waiver.

Director Nomination Process

With regard to the criteria for members of the CSWI Board, we intend to seek to ensure that each director has the personal characteristics (such as integrity, business judgment, intellectual ability and capacity to work as part of a team), as well as the time and commitment, to serve effectively and contribute meaningfully as a director. In addition, we will endeavor to provide that the CSWI Board, overall, has the appropriate set of professional skills, industry experience and diversity of perspectives to fulfill roles of the CSWI Board and its committees. These include skills in the areas of finance, accounting, technology, marketing and general executive management. We also intend to seek to have a sufficient number of the CSWI Board members with prior experience working closely with, or serving on, the board of one or more public companies.

Communications with Non-Management Members of the CSWI Board

Generally, it is the responsibility of management to speak for us in communications with outside parties, but we intend to set forth, in our corporate governance policies, certain processes by which stockholders and other interested third parties may communicate with non-management members of the CSWI Board.

Board Leadership and Structure

Following the Share Distribution, the CSWI Board will have the discretion and authority to modify the board’s leadership structure to best address our circumstances from time to time. The CSWI Board recognizes that one of its responsibilities is to evaluate and determine its optimal leadership structure so as to provide independent oversight of management. The CSWI Board understands that there is no single, generally accepted approach to providing board leadership and that, given the dynamic and competitive environment in which we operate, the right board leadership structure may vary as circumstances warrant.

The CSWI Board will be led by Mr. Armes, its Chairman. In addition, Mr. Swartz will be appointed as lead director as of the Distribution Date.

The Chairman will:

•	oversee the planning of the CSWI Board’s annual calendar;

•	in consultation with the other directors, schedule and set the agenda for meetings of the CSWI Board and lead the discussions at such meetings;

•	provide guidance and oversight to other members of management;

•	assist with the formulation and implementation of our strategic plans; and

•	act as the CSWI Board’s liaison to the rest of management.

The Chairman will be actively engaged on significant matters affecting CSWI. The Chairman will also lead our annual meetings of stockholders and perform such other functions and responsibilities as requested by the CSWI Board from time to time.

The lead director’s duties will include:

•	developing agendas for, and presiding over, the executive sessions of the independent directors;

•	serving as a liaison with the Chairman and Chief Executive Officer and the independent directors;

•	presiding at all meetings of the CSWI Board at which the Chairman is not present;

•	approving, in collaboration with the Chairman, information sent to the CSWI Board;

•	approving, in collaboration with the Chairman, agendas for CSWI Board meetings;

•	approving, in collaboration with the Chairman, the CSWI Board’s meeting schedules to ensure that there is sufficient time for discussion of all agenda items;

•	calling meetings of the independent directors;

•	leading discussions regarding annual Board self-evaluations; and

•	ensuring that he or she is available for consultation and direct communications with major stockholders, as appropriate.

Executive Sessions and Self-Evaluation

The independent directors will meet without members of management present in “executive session” at every regularly scheduled meeting of the CSWI Board (unless they affirmatively determine that an executive session is not necessary) and as otherwise determined by such directors, with the lead director as chair. In addition, the CSWI Board will undertake self-evaluations of the performances of the CSWI Board, its committees and, as appropriate, periodic evaluations of individual directors.

The CSWI Board’s Role in Risk Oversight

The CSWI Board will have an active role in overseeing management of CSWI’s risk. The CSWI Board will regularly review information regarding CSWI’s operational, financial, legal, regulatory, strategic and reputational risks which will be conveyed to the CSWI Board by the senior management of CSWI. Because overseeing risk is an ongoing process and inherent in CSWI’s strategic decisions, the CSWI Board will discuss risk throughout the year during its meetings in relation to specific proposed actions. The CSWI Board will delegate certain risk management oversight to the CSWI Board committees. While the CSWI Board will oversee CSWI’s overall risk management, management will be responsible for the day-to-day risk management process. Committees will meet in executive session with key management personnel and representatives of outside advisors as needed. The CSWI Board will delegate certain responsibilities to its committees in order to most efficiently address the risks facing CSWI.

COMPENSATION OF DIRECTORS

Director Compensation

Following the Share Distribution, director compensation will be determined by the CSWI Board with the assistance of the Compensation and Talent Development Committee. Our non-employee director compensation will be designed to provide compensation and benefits that will attract and retain high quality directors, target director compensation at a level that is consistent with our compensation objectives and encourage ownership of our common stock to further align directors’ interests with those of our stockholders.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Introduction

To date, CSWI has not conducted any material activities or operations. Accordingly, as of the date of this Information Statement, we have not paid any compensation to any executive officers or other employees. This Compensation Discussion and Analysis describes Capital Southwest’s compensation philosophy for the individuals (listed below) who were named executive officers (“NEOs”) of Capital Southwest in fiscal year 2015 and who we expect to be NEOs of CSWI. Initially, we expect our compensation program to be similar to that applicable to the executive officers at Capital Southwest and do not anticipate that there will be significant differences immediately following the Share Distribution, subject to the input of the CSWI Board and Compensation and Talent Development Committee. Our Compensation and Talent Development Committee will review, in due course, the impact of the Share Distribution on our compensation and may make appropriate adjustments.

In order to provide historical context with respect to the compensation paid by Capital Southwest to the NEOs of Capital Southwest that we expect will be our NEOs, this discussion describes the various compensation elements and the plans and arrangements in which the NEOs participated in fiscal year 2015 in their capacity as NEOs of Capital Southwest, the factors considered and the approach taken by the Capital Southwest Board and the Compensation Committee of the Capital Southwest Board (the “Capital Southwest Compensation Committee”) in designing the executive compensation program and how this program supports our and Capital Southwest’s overall business objectives and financial and strategic goals. Prior to the Share Distribution, the Capital Southwest Board and the Capital Southwest Compensation Committee determined the compensation of the NEOs.

The NEOs of Capital Southwest in fiscal year 2015 that we expect will be our NEOs were:

•	Joseph B. Armes, Capital Southwest’s Chairman, Chief Executive Officer and President, and our Chairman and Chief Executive Officer;

•	Christopher J. Mudd, Capital Southwest’s Senior Vice President, Operations, and our President and Chief Operating Officer; and

•	Kelly Tacke, Capital Southwest’s Senior Vice President, Chief Financial Officer, Chief Compliance Officer, Secretary and Treasurer, and our Chief Financial Officer.

If the Share Distribution is consummated, Mr. Armes and Ms. Tacke will be entitled to stock option and restricted stock awards and cash award payments pursuant to Capital Southwest’s Share Distribution Executive Compensation Plan that correlate to the aggregate appreciation in Capital Southwest’s equity value from the August 28, 2014 grant date (based on a trading value of $36.16 per share) through the date of determination following the Share Distribution, including in such determination the post-Share Distribution CSWI equity value. For a more detailed description of that plan, see “—Share Distribution-Related Compensation.” Payments with respect to cash awards under the Share Distribution Executive Compensation Plan will be paid by Capital Southwest. We anticipate that the CSWI Compensation and Talent Development Committee will consider these payments when setting the compensation of our NEOs who also receive payments under that plan.

Compensation Objectives

The objectives of Capital Southwest’s compensation programs are to attract, retain and motivate competent executive officers who have the experience and ability to enhance shareholder value and to contribute to the success of Capital Southwest’s investment management activities. The individual judgments made by the Capital Southwest Compensation Committee are subjective and are based largely on the recommendations of the Capital Southwest Chief Executive Officer (except with respect to his compensation) and the Capital Southwest

Compensation Committee’s perception of each executive’s contribution to both Capital Southwest’s past performance and its future growth potential. The Capital Southwest Compensation Committee attempted to ensure that the total compensation paid to each executive officer is fair, reasonable, competitive and aligns the interests of executive management and Capital Southwest’s shareholders.

The principal elements of compensation for executive officers in fiscal year 2015 were base salary, annual cash bonus opportunities, long-term cash incentives (“Cash Incentive Awards”), stock options granted under the 2009 Stock Incentive Plan, restricted stock granted under the 2010 Restricted Stock Award Plan, contributions to the ESOP, and benefit accruals under the Retirement Plan and the Restoration Plan.

Determination of Compensation

Roles and Responsibilities—Capital Southwest Compensation Committee

The Capital Southwest Compensation Committee’s responsibilities included:

•	To review at least annually, the goals and objectives and the structure of Capital Southwest’s plans for executive compensation, incentive compensation, equity-based compensation and general compensation plans and employee benefit plans (including retirement plans), and to recommend to the Capital Southwest Board any new plans or any changes in the objectives and structure of such plans as the Capital Southwest Compensation Committee deemed necessary or desirable.

•	To evaluate annually the performance of the Capital Southwest Chief Executive Officer, in light of the goals and objectives of Capital Southwest’s executive compensation plans, and to determine his compensation level based on this evaluation. In determining the incentive components of his compensation, the Capital Southwest Compensation Committee considered those factors it deemed relevant, including Capital Southwest’s performance and his contribution to that performance. The Capital Southwest Chief Executive Officer was not present during deliberations or voting pertaining to the Capital Southwest Compensation Committee’s determination of his compensation.

•	To annually review and determine the compensation level of all other executive officers of Capital Southwest, in light of the goals and objectives of its executive compensation plans, market compensation data and the Capital Southwest Chief Executive Officer’s recommendations.

•	In consultation with the Capital Southwest Chief Executive Officer, to oversee the annual evaluation of the executive officers of Capital Southwest. The Capital Southwest Compensation Committee strongly considered the Capital Southwest Chief Executive Officer’s recommendations regarding the compensation of management.

•	Periodically, as the Capital Southwest Compensation Committee deemed necessary or desirable and pursuant to the applicable equity-based compensation plan, to recommend that the Capital Southwest Board grant equity-based compensation awards to any officer or employee of Capital Southwest for such number of shares of Capital Southwest common stock as the Capital Southwest Compensation Committee, in its sole discretion, shall deem to be in the best interest of Capital Southwest.

•	To perform such duties and responsibilities as the Capital Southwest Board would assign to the Capital Southwest Compensation Committee regarding the terms of any compensation plans and to review and approve the amount and terms of all individual stock options that the Capital Southwest Compensation Committee granted.

•	To recommend to the Capital Southwest Board all equity-based compensation plans, including prior approval of those plans that are subject to shareholder approval under the listing standards of NASDAQ.

Roles and Responsibilities—Executive Officers

Mr. Armes made recommendations on salary, annual cash bonus opportunities, incentive awards, stock options and restricted stock to the Capital Southwest Compensation Committee based on the compensation objectives set by the Capital Southwest Compensation Committee as well as current business conditions. More specifically, Mr. Armes reviewed and assessed market data prepared by an executive compensation consulting firm retained by the Capital Southwest Compensation Committee or the Capital Southwest management team, and recommended compensation adjustments to the Capital Southwest Compensation Committee for all officers (other than himself).

The Capital Southwest Compensation Committee then exercised its discretion in modifying any recommended salaries, annual cash bonus opportunities, Cash Incentive Awards, stock options or restricted stock. The Capital Southwest Compensation Committee approved, or, if applicable, recommended to the Capital Southwest Board for approval, recommendations regarding stock based awards for all of its officers. Mr. Armes could attend the meetings of the Capital Southwest Compensation Committee at the request of the Capital Southwest Compensation Committee Chairman, but did not attend executive sessions and did not participate in any Capital Southwest Compensation Committee discussions relating to the final determination of his own compensation.

Executive Compensation Components

For the fiscal year ended March 31, 2015, the components of Capital Southwest’s compensation program for NEOs included:

•	base salaries;

•	cash incentive opportunities;

•	long-term compensation awards; and

•	other benefits, including participation in Capital Southwest’s employee stock ownership plans and retirement plans.

Salaries

Salaries were determined by the Capital Southwest Compensation Committee for each of the NEOs on an individual basis, taking into consideration individual contributions to overall company performance, length of tenure, compensation levels for comparable positions at companies and internal pay equity among similar positions within Capital Southwest. The Capital Southwest Compensation Committee placed more emphasis on those compensation elements which are linked to long-term results.

In fiscal year 2015, after consideration of the factors set forth above and the termination of Mr. Armes’ automobile allowance during fiscal year 2015, the Capital Southwest Compensation Committee increased the annual base salary of Mr. Armes from $430,000 to $453,000. The Capital Southwest Compensation Committee increased the annual base salary of Ms. Tacke from $250,000 to $255,000. In November 2014, as part of negotiations with Mr. Mudd, the Capital Southwest Compensation Committee set his annual base salary at $275,000.

Cash Incentive Opportunities

Annual cash incentive opportunities are intended to reward individual performance as well as operating results during the year and therefore can be highly variable from year to year. The Capital Southwest Compensation Committee established the target annual cash incentive opportunities for the NEOs at the start of the year, taking into account the potential contribution by that executive to overall Capital Southwest performance, length of tenure, compensation levels for comparable positions at peer companies and internal pay equity among similar positions within Capital Southwest. For the fiscal year ended March 31, 2015, the Capital Southwest Compensation Committee set the target annual cash incentive opportunity at 150% of annual base salary for Mr. Armes, at 100% of annual base salary for Mr. Mudd and at 100% of annual base salary for Ms. Tacke. No threshold or maximum payout levels were set. The target levels for Mr. Armes and Ms. Tacke are the same as the target annual cash incentive levels from the prior year and the Capital Southwest Compensation Committee believed the levels were sufficient to motivate each executive to achieve Capital Southwest’s objectives for the coming year.

At the start of fiscal year 2015, the Capital Southwest Compensation Committee also established the performance goals to be achieved to earn the target annual cash incentive award. For the Capital Southwest fiscal year ended March 31, 2015, the Capital Southwest Compensation Committee selected certain strategic goals for each NEO including (1) to support the progress and completion of a transformative transaction such as the Share Distribution, (2) to lead the active management of Capital Southwest’s investment portfolio by implementing rigorous evaluation processes for all investments and monetizing appropriate investments and (3) to fill leadership positions at Capital Southwest and certain portfolio companies. No quantitative performance goals were established. The Capital Southwest Compensation Committee evaluated performance against these goals for the fiscal year ended March 31, 2015 in April 2015 and determined each NEO’s achievement of the goals and the payment pursuant to those goals. Based on that evaluation, for fiscal year 2015, Capital Southwest paid an annual cash incentive at target to Mr. Armes, Mr. Mudd and Ms. Tacke of $679,500, $68,750 and $255,000, respectively. Mr. Mudd’s payment was prorated to reflect his service since his hiring.

Long-Term Incentive Awards

The Capital Southwest Board and its shareholders approved Capital Southwest’s 2009 Stock Incentive Plan and Capital Southwest’s 2010 Restricted Stock Award Plan. Those plans, in addition to Capital Southwest’s incentive awards, allow Capital Southwest to provide cash and stock-based compensation opportunities to certain key employees, including the NEOs. Capital Southwest uses both cash-based awards and stock-based awards as long-term incentive compensation to: (1) align compensation commensurate with the creation of shareholder value; (2) create opportunities for increased stock ownership by executives; and (3) attain competitive levels of total compensation over the long term.

Capital Southwest 2009 Stock Incentive Plan. The Capital Southwest Compensation Committee may grant options to purchase Capital Southwest’s common stock (including incentive stock options and nonqualified stock options). Options are granted with an exercise price at the NASDAQ closing price of Capital Southwest’s stock on the date of grant and thus have no ultimate value unless the value of Capital Southwest’s stock appreciates. Capital Southwest never granted options with an exercise price that was less than the closing price of Capital Southwest’s common stock on the grant date, nor has it granted options which are priced on a date other than the grant date. The Capital Southwest Compensation Committee believes stock options provide a significant incentive for the option holders to enhance the value of Capital Southwest’s common stock by continually improving Capital Southwest’s performance and investment results.

Except for options granted in connection with the Share Distribution Executive Compensation Plan (as discussed below), options granted under the Capital Southwest 2009 Stock Incentive Plan became exercisable on or after the first anniversary of the date of grant in five annual installments and have a term of 10 years. Upon termination or retirement, option holders have 30 days to exercise vested options to purchase shares except in the case of death or disability (subject to a 6-month limitation). Prior to the exercise of options, holders have no rights as shareholders with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents. The Capital Southwest Board retained the right to make option holders whole in certain situations, such as distributions.

From time to time, the Capital Southwest Compensation Committee recommended and the Capital Southwest Board granted incentive and non-qualified stock options to certain key employees and NEOs. In August 2014, the Capital Southwest Compensation Committee granted stock options for fiscal year 2015 to each of Mr. Armes and Ms. Tacke as part of the Share Distribution Executive Compensation Plan to incentivize Mr. Armes and Ms. Tacke to complete a transformative transaction such as the Share Distribution. The options vest and become payable after the completion of a transformative transaction, with onethird vesting 90 days after the consummation of the Share Distribution (the “Determination Date”), one-third on the first anniversary of the Determination Date and one-third on the second anniversary of the Determination Date. See “Share Distribution-Related Compensation” below for an additional discussion of these options.

2010 Restricted Stock Award Plan. Capital Southwest received exemptive relief from the SEC that permits Capital Southwest to grant restricted stock in exchange for or in recognition of services by its executive officers and certain key employees. Pursuant to the 2010 Restricted Stock Award Plan, the Capital Southwest Compensation Committee may award shares of restricted stock to plan participants in such amounts and on such terms as the Capital Southwest Compensation Committee determines in its sole discretion, provided that such awards were consistent with the conditions in the SEC’s exemptive order. Each restricted stock grant is for a fixed number of shares as set forth in an award agreement between the grantee and Capital Southwest. Award agreements describe time and/or performance vesting schedules and other appropriate terms and/or restrictions with respect to awards, including rights to dividends and voting rights. Except for restricted stock granted in connection with the Share Distribution Executive Compensation Plan as described below, the restricted stock will vest ratably over five years.

If a participant’s employment is terminated for any reason, including retirement, other than death or disability, the participant’s unvested restricted stock awards shall be forfeited. If a participant’s employment is terminated due to death or disability or if a change in control (as defined in the 2010 Restricted Stock Award Plan) occurs, the participant’s unvested restricted stock awards will vest immediately. Participants who have received restricted stock awards will receive dividends and will have voting rights with respect to such shares.

In August 2014, the Capital Southwest Compensation Committee granted restricted stock awards to each of Mr. Armes and Ms. Tacke as part of the Share Distribution Executive Compensation Plan to incentivize Mr. Armes and Ms. Tacke to complete a transformative transaction such as the Share Distribution. The restricted stock awards vest and become payable after the completion of a transformative transaction, with one-third vesting on the Determination Date, one-third on the first anniversary of the Determination Date and one-third on the second anniversary of the Determination Date. In addition, the number of restricted stock awards held by Mr. Armes and Ms. Tacke are subject to reduction if the value of restricted stock awards plus the value of the options granted under the Share Distribution Executive Compensation Plan to Mr. Armes, Ms. Tacke and Bowen S. Diehl (Capital Southwest’s current Chief Investment Officer who, if the Share Distribution is consummated, is anticipated to become Capital Southwest’s Chief Executive Officer) exceeds six percent of the accretion in the aggregate value of the then outstanding Capital Southwest and CSWI shares, together with interim dividends paid on the Capital Southwest shares over the aggregate value of Capital Southwest’s shares on the grant date, realized from the grant date through the Determination Date. See “Share Distribution-Related Compensation” below for an additional discussion of the restricted stock awards and the terms of the potential reduction in the awards.

Share Distribution Executive Compensation Plan. The Capital Southwest Compensation Committee structured the Share Distribution Executive Compensation Plan to have a value equal to six percent of the accretion in aggregate value of the shares of Capital Southwest and CSWI from the grant date of the options and restricted stock awards through the Determination Date. The Capital Southwest Compensation Committee believed this amount would incentivize the participants in the plan, including Mr. Armes and Ms. Tacke, to focus on completing a transformative transaction of Capital Southwest such as the Share Distribution while directly linking executives’ incentive awards to the value created for shareholders through the Share Distribution.

The Capital Southwest Compensation Committee decided to grant Mr. Armes and Ms. Tacke a mix of Capital Southwest equity and cash awards consisting of (1) options, (2) restricted stock awards, and (3) a cash award. The Capital Southwest Compensation Committee granted option awards up to the amount it understood to be available for grant under the 2009 Stock Incentive Plan on the grant date. The Capital Southwest Compensation Committee chose to grant the available options before granting restricted stock awards because the value of the options most directly linked to the accretion to shareholders from the grant date through the date of the Share Distribution. The Capital Southwest Compensation Committee then granted restricted stock awards in the amount it understood to be available for grant under the 2010 Stock Incentive Plan on the grant date. The Capital Southwest Compensation Committee designed the restricted stock awards to be subject to reduction if the value of the restricted stock awards plus the value of the options granted under the Share Distribution Executive Compensation Plan exceeds six percent of the accretion in aggregate value of the shares of Capital Southwest and CSWI from the grant date through the Determination Date. The Capital Southwest Compensation Committee chose to grant the available equity awards before granting any cash component to reflect that these awards are tied to value accreted to shareholders through the Share Distribution. Lastly, the Capital Southwest Compensation Committee granted a cash award that will be used in the event of any shortfall between (1) the value of the options and restricted stock awards and (2) six percent of the accretion in aggregate value of the shares of Capital Southwest and CSWI from the grant date of the options and restricted stock awards through the Determination Date. For additional information related to the awards granted under the Share Distribution Executive Compensation Plan, see “Share Distribution-Related Compensation” below.

Cash Incentive Awards

The Capital Southwest Compensation Committee uses Capital Southwest’s Cash Incentive Awards as a way to motivate its executives to increase the value of Capital Southwest as reflected by Capital Southwest’s NAV, without the dilution that accompanies the use of stock options or restricted stock awards. Historically, Cash Incentive Awards generally vest on the fifth anniversary of the award date, providing a meaningful retention device. The Capital Southwest Compensation Committee generally sets the baseline for measuring increases in NAV at Capital Southwest’s most recent quarterly NAV per share at the time of issuance, requiring sustained asset value appreciation for the awards to provide a meaningful return. Upon exercise of a Cash Incentive Award, Capital Southwest pays the recipient a cash payment in an amount equal to (1) current NAV per share minus the baseline NAV per share, multiplied by (2) the number of units subject to such Cash Incentive Award. The Capital Southwest Compensation Committee did not make any Cash Incentive Awards during its fiscal year 2015.

Because the Share Distribution will significantly affect the NAV performance metrics used for the Cash Incentive Awards, Capital Southwest will use commercially reasonable efforts to enter into an agreement with each holder of a Cash Incentive Award as of the Distribution Date to cause the value of such award to be determined based upon NAV calculated as of the last day of the fiscal quarter ending immediately prior to the Distribution Date. Such Cash Incentive Awards shall continue to be otherwise subject to substantially the same terms and conditions after the Distribution Date as applied to such awards immediately prior to the Distribution Date. Capital Southwest will use commercially reasonable efforts to enter into a new incentive agreement with the holders of each such Cash Incentive Award. Such new awards shall remain subject to substantially the same terms and conditions after the Distribution Date as applied to the Cash Incentive Awards immediately prior to the Distribution Date, to the extent necessary to comply with Section 409A of the Code.

Other Compensation

ESOP

The Capital Southwest NEOs participate in the ESOP as an additional way to align the compensation and interests of employees with the interests of shareholders. Employees who have completed one year of credited service are generally eligible to participate in the ESOP. Capital Southwest makes discretionary contributions to the ESOP within limits established by the Code. Funds contributed to the trust established under the ESOP were applied by the trustees to the purchase of Capital Southwest common stock. A participant’s interest in contributions to the ESOP fully vests after three years of credited service, and vested interests are distributed to a participant after the ESOP accounts have been adjusted for the plan year which includes the participant’s retirement, death or total disability, or after a one year break in service resulting from termination of employment for any other reason, upon the participant’s election. Thus, the ESOP rewards long-term employees, aligning their interests with those of Capital Southwest’s shareholders.

Historically, the ESOP provided a significant equity incentive to which the Capital Southwest Compensation Committee would authorize a contribution equivalent to 10% of each participating employee’s covered compensation for the fiscal year, subject to limits imposed by the Code. Capital Southwest’s ESOP contribution was set at 10%, which the Capital Southwest Board and Compensation Committee determined to be appropriate to motivate and retain employees. In order to meet the Code nondiscrimination requirements, Capital Southwest calculated the contributions as part of each of Capital Southwest’s wholly owned portfolio companies’ ESOP percentages and matched the contribution percentage to the highest wholly owned portfolio company’s percentage. To the extent their percentages fell below Capital Southwest’s 10% contribution amount, Capital Southwest’s employees were granted an ESOP contribution at the same level as contributed at the wholly owned portfolio company level, and a cash payment for the difference. Based on earnings results for each of the wholly owned portfolio companies in which Capital Southwest’s NEOs participate, a 10% ESOP contribution was made for the fiscal year ended March 31, 2015. Mr. Armes and Ms. Tacke were eligible to participate in the ESOP in fiscal year 2015.

Retirement Plans

Capital Southwest maintains the Retirement Plan for Capital Southwest’s employees and employees of certain of the CSWI Businesses. Capital Southwest also maintains the Restoration Plan that provides benefits to the participants in the Retirement Plan to fulfill the intent of the Retirement Plan without regard to the limitations imposed by the Code. The Restoration Plan is unfunded and non-qualified.

The retirement benefits payable to Capital Southwest’s NEOs under the Retirement Plan and the Restoration Plan depends on the participant’s years of service under Capital Southwest’s plan and their final average monthly compensation determined by averaging the five consecutive years of highest compensation prior to retirement. For pension calculation purposes, earnings include salaries and annual cash bonuses reported in the Summary Compensation Table. Mr. Armes and Ms. Tacke were eligible to participate in both the Retirement Plan and Restoration Plan in fiscal year 2015.

Potential Payments upon Change in Control or Termination of Employment

Capital Southwest offers severance and change-in-control benefits under its long-term incentive plans to motivate executives to focus on transactions that are likely in the best interests of Capital Southwest shareholders, even though such transactions may result in a loss of employment for the executives. Capital Southwest believes its programs are consistent with the practices of its selected peer group of companies and therefore also serve to attract and retain its executives. In addition, as part of its negotiations with Mr. Mudd and to motivate him to join Capital Southwest at a time when Capital Southwest specifically motivated its executives to focus on a “trigger event” (the Share Distribution) the Capital Southwest Compensation Committee approved severance rights for Mr. Mudd.

Share Distribution-Related Compensation

If the Share Distribution is consummated, Mr. Armes, Ms. Tacke and Bowen S. Diehl (Capital Southwest’s current Chief Investment Officer who, if the Share Distribution is consummated, is anticipated to become Capital Southwest’s Chief Executive Officer) will each be entitled to certain stock options, restricted stock and cash awards granted under the Share Distribution Executive Compensation Plan. Under this plan, Ms. Tacke and Messrs. Armes and Diehl will share in a payout equal to six percent of the accretion in aggregate value of the shares of Capital Southwest and CSWI from the grant date through the Determination Date. The Determination Date value accretion will equal the excess of the aggregate value of the then outstanding Capital Southwest and CSWI shares (together with interim dividends paid on the Capital Southwest shares over the aggregate value of Capital Southwest’s shares on the grant date ($557,353,318, based on a grant date closing price of $36.16 per share)).

The Capital Southwest Compensation Committee granted options to purchase 86,333 shares of Capital Southwest common stock to each of Mr. Armes and Ms. Tacke and options to purchase 86,334 shares of Capital Southwest common stock to Mr. Diehl. Capital Southwest also granted 42,000 shares of restricted stock to each of Messrs. Armes and Diehl and 43,000 shares of restricted stock to Ms. Tacke. The Compensation Committee granted a cash award to Messrs. Armes and Diehl and Ms. Tacke that will be used in the event of any shortfall between (1) the value of the options and restricted stock awards and (2) six percent of the accretion in aggregate value of shares of Capital Southwest common stock and CSWI common stock from the grant date of such awards through the Determination Date.

Any payments under this plan up to $22.5 million in the aggregate will be divided evenly among Ms. Tacke and Messrs. Armes and Diehl. Any payments in excess of $22.5 million will be allocated as follows: Mr. Armes, 50%; Ms. Tacke, 25%; and Mr. Diehl, 25%. The allocation of this incentive compensation opportunity was made by the Capital Southwest Board at the recommendation of Mr. Armes. The awards will vest and become payable after the completion of the Share Distribution, with one-third vesting on the Determination Date, one-third on the first anniversary of the Determination Date and one-third on the second anniversary of the Determination Date.

The equity awards payable under the Share Distribution Executive Compensation Plan will include both Capital Southwest and CSWI stock options and restricted shares. See “The Share Distribution—Treatment of Stock-Based Awards.” The cash awards will be payable by Capital Southwest. The Capital Southwest options and restricted stock awards will be payable by Capital Southwest, and the CSWI options and restricted stock awards will be payable by CSWI. We anticipate that the CSWI Compensation and Talent Development Committee will consider these payments when setting the compensation of our NEOs who also receive payments under that plan. Capital Southwest, however, reserves the right, in its sole discretion, to terminate the cash incentive award or reduce the amount payable thereunder at any time prior to the Determination Date.

Accounting for Stock-Based Compensation

Generally, the Capital Southwest Compensation Committee was made aware of the tax and accounting treatments of various compensation alternatives. ASC 718, Compensation—Stock Compensation (“ASC 718”) requires Capital Southwest to record the fair value of equity awards on the date of grant as a component of equity. Capital Southwest accounted for stock option grants in accordance with the provisions of ASC 718, which requires that we determine the fair value of all share-based payments to employees, including the fair value of grants of employee stock options, and record these amounts as an expense in the statement of operations over the vesting period with a corresponding increase to our additional paid-in capital. The increase to Capital Southwest’s operating expense was offset by the increase to Capital Southwest’s additional paid-in capital, resulting in no impact on Capital Southwest’s NAV. If and when the options were exercised, the NAV per share would decrease if the NAV at the time of exercise is higher than the exercise price, and increase if the NAV per share at the time of exercise is lower than the exercise price. As a result, although Capital Southwest considered the accounting treatment when granting awards, Capital Southwest did not consider the accounting treatment to be a dominant factor in the form and/or design of awards.

Capital Southwest Shareholder Advisory Vote on Executive Compensation

At Capital Southwest’s 2014 annual meeting of shareholders, Capital Southwest shareholders approved an advisory vote with 95% of the votes cast in favor of Capital Southwest’s compensation philosophy, policies and procedures and the 2014 fiscal year compensation the NEOs. The Capital Southwest Compensation Committee considered the results of that vote as an affirmation of Capital Southwest’s executive compensation decisions and policies.

Executive Compensation Tables

Summary of Executive Compensation

The following table presents, for each of the fiscal years ended March 31, 2015, 2014 and 2013, summary information regarding the total compensation awarded to, earned by or paid to the NEOs of Capital Southwest that we expect to be our NEOs by Capital Southwest.

Summary Compensation Table

Name	Fiscal Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4)	All Other Compensation		Total
Joseph B. Armes(5)	2015	$447,250	$18,875	$637,980	$499,868	$679,500	$130,969	$29,150	(6)	$2,443,592
President, Chief Executive Officer and Chairman of Capital Southwest	2014	340,417	9,704	185,100	354,600	869,000	—	7,625		1,766,446

Christopher J. Mudd(7)	2015	$65,753	$—	$—	$—	$68,750	$—	$10,344	(8)	$144,847
Senior Vice President, Operations, of Capital Southwest

Kelly Tacke(9)	2015	$253,750	$10,625	$653,170	$499,868	$255,000	$73,592	$26,800	(10)	$1,772,805
Chief Financial Officer, Chief Compliance Officer, Secretary, Treasurer and Senior Vice President of Capital Southwest	2014	93,750	1,302	134,080	209,250	253,600	—	—		691,982

(1)	Reflects a discretionary employee bonus paid each December on the same terms to all employees.
(2)	These amounts represent the grant date fair value of restricted stock awards determined in accordance with ASC 718 based on the closing price of Capital Southwest common stock on the date of grant for 2014 awards. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The amounts do not correspond to the actual value that will be recognized by the NEOs upon vesting dates of such grants. The 2015 restricted stock awards held by the recipient are subject to reduction under the Share Distribution Executive Compensation Plan. Monte Carlo simulation was utilized to develop the grant date fair value for 2015 restricted stock awards. See Note 7 of the consolidated financial statements in Capital Southwest’s Annual Report for the year ended March 31, 2015 regarding assumptions underlying valuation of equity awards.
(3)	These amounts represent the grant date fair value of stock option awards using Black-Scholes pricing model determined in accordance with ASC 718 based on the closing price of our common stock on the date of grant. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The amounts do not correspond to the actual value that will be recognized by the NEOs upon vesting dates of such grants. See Note 6 of the consolidated financial statements in Capital Southwest’s Annual Report for the year ended March 31, 2015 regarding assumptions underlying the valuation of equity awards.
(4)	Amounts shown reflect the aggregate change during the year in actuarial present value of accumulated benefit under all pension plans (including the Restoration Plan). See Note 9 of the consolidated financial statements in Capital Southwest’s Annual Report for the year ended March 31, 2015 regarding assumptions used in determining these amounts.
(5)	Effective June 17, 2013, Mr. Armes was named by the Capital Southwest Board as President and Chief Executive Officer. His compensation reflects partial year salary and bonus from June 17, 2013 to March 31, 2014 for fiscal year 2014.
(6)	“All Other Compensation” for Mr. Armes includes an ESOP contribution of $26,000 made by Capital Southwest, $900 of dividends received on unvested restricted stock and a $2,250 automobile allowance for the fiscal year ended March 31, 2015.

(7)	Effective January 6, 2015, Mr. Mudd was named by the Capital Southwest Board as Senior Vice President, Operations. His compensation reflects partial year salary from January 6, 2015 to March 31, 2015.
(8)	“All Other Compensation” for Mr. Mudd includes a reimbursement of $10,344 for temporary living expenses incurred as of March 31, 2015.
(9)	Effective November 18, 2013, Ms. Tacke joined Capital Southwest as Senior Vice President, Chief Financial Officer, Chief Compliance Officer, Secretary and Treasurer. Her compensation reflects partial year salary and bonus from November 18, 2013 to March 31, 2014 for fiscal year 2014.
(10)	“All Other Compensation” for Ms. Tacke includes an ESOP contribution of $26,000 made by Capital Southwest and $800 of dividends received on unvested restricted stock.

Severance Agreement with Mr. Mudd

In connection with Mr. Mudd’s acceptance of employment by Capital Southwest, Mr. Mudd and Capital Southwest entered into a Severance Agreement dated March 1, 2015 (the “Severance Agreement”). The Severance Agreement provides that Mr. Mudd remains an at-will employee and may be terminated at any time with or without notice and with or without “cause,” as that term is defined in the Severance Agreement. In the event that Mr. Mudd is terminated without “cause,” Mr. Mudd is eligible to receive: (1) all accrued obligations in a lump sum in cash within 30 days of his termination, consisting of (a) current base salary through the date of his termination, (b) the amount of any bonus, incentive compensation, deferred compensation and other cash compensation earned as of the date of his termination, (c) any expense reimbursements and other cash entitlements accrued as of the date of his termination that are submitted within 90 days of his termination; and (2) a lump sum payment equal to one year of annual base salary (excluding any bonuses, incentives, perquisites or other forms of compensation Mr. Mudd receives) (the “Lump Sum Payment”). The Lump Sum Payment is payable within 60 days of Mr. Mudd’s termination date, subject to his execution and non-revocation of a separation agreement.

The Severance Agreement defines “cause” to mean: (1) violation of any standard, written, workplace security, administrative, safety or other policy or procedure concerning workplace behavior, such standard to be determined by Capital Southwest in good faith and acting with reasonable discretion; (2) a breach of Mr. Mudd’s fiduciary duty to Capital Southwest; (3) failure to follow the lawful instructions of Mr. Mudd’s superiors or their designees; (4) arrest, conviction or entering of a plea of nolo contendere (no contest) of a felony or any crime involving financial impropriety or moral turpitude; (5) fraud, embezzlement or other non-de minimis misappropriation of funds or property of Capital Southwest; (6) disclosure of Capital Southwest’s confidential or proprietary information other than in the proper course of Mr. Mudd’s duties; (7) Mr. Mudd’s disparagement of Capital Southwest or its senior management; (8) Mr. Mudd’s death or disability (as defined in Capital Southwest’s long term disability insurance policy); (9) gross neglect of duties; or (10) conduct that Capital Southwest in its reasonable judgment determines materially injurious to the reputation and/or operations of Capital Southwest, or that has a material adverse effect on any of the assets, liabilities, business, reputation or prospects of Capital Southwest.

Capital Southwest Grants of Plan-Based Awards for NEOs

The following table sets forth certain information with respect to each Capital Southwest grant of a plan-based award to our named executive officers in the fiscal year ended March 31, 2015.

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards				Capital Southwest Stock Awards: Number of Shares of Stock	Capital Southwest Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards (per share)	Grant Date Fair Value of Stock and Option Awards
Name		Threshold ($)	Target ($)		Maximum ($)
Joseph B. Armes	7/21/2014	—	679,500	(1)	—	—	—	—	—
	8/28/2014	—	—		—	42,000	—	—	$637,980	(2)
	8/28/2014	—	—		—	—	86,333	$36.60	$499,868	(3)
Christopher J. Mudd	1/6/2015	—	68,750	(1)	—	—	—	—	—
Kelly Tacke	7/21/2014	—	255,000	(1)	—	—	—	—	—
	8/28/2014	—	—		—	43,000	—	—	$653,170	(2)
	8/28/2014	—	—		—	—	86,333	$36.60	$499,868	(3)

(1)	The non-equity incentive plan awards for fiscal year 2015 did not have a threshold or maximum levels for the award.
(2)	The 2015 restricted stock awards are subject to reduction under the Share Distribution Executive Compensation Plan. Monte Carlo simulation was utilized to develop the grant date fair value for 2015 restricted stock awards.
(3)	These amounts represent the grant date fair value of stock option awards using Black-Scholes pricing model in accordance with ASC 718 based on the closing price of our common stock on the date of grant.

If the Share Distribution is consummated, Mr. Armes and Ms. Tacke will each be entitled to certain stock options, restricted stock and cash awards granted under the Share Distribution Executive Compensation Plan. For a more detailed description of the Share Distribution Executive Compensation Plan, see “Compensation of Executive Officers—Share Distribution-Related Compensation.”

Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information with respect to the outstanding Capital Southwest equity awards held by the NEOs as of March 31, 2015.

	Option Awards				Stock Awards
Name	Number of Capital Southwest securities underlying unexercised options (#) exercisable	Number of Capital Southwest securities underlying unexercised options (#) unexercisable	Option exercise price(1)	Option expiration date	Number of Capital Southwest shares of stock that have not vested(2)	Market value of Capital Southwest shares of stock that have not vested(3)
Joseph B. Armes	6,000	24,000	$37.02	7/15/2023	46,000	$2,135,320
	—	86,333	36.60	8/28/2024
Christopher J. Mudd	—	—	—	—	—	—
Kelly Tacke	5,000	20,000	33.52	1/20/2024	46,200	2,144,604
	—	86,333	36.60	8/28/2024

(1)	Represents the closing price on the date of grant.
(2)	With respect to Mr. Armes, 1,000 shares of restricted stock vested on July 15, 2015 and 1,000 shares will vest on each of the next three anniversaries. With respect to Ms. Tacke, 800 shares of restricted stock will vest annually on November 18, 2015 and on each of the next three anniversaries. In addition, 42,000 shares for Mr. Armes and 43,000 shares for Ms. Tacke will vest one-third on the 90th day following a transformative transaction, one-third on the first anniversary of the transformative transaction and one-third on the second anniversary of the transformative transaction.
(3)	The value of the non-vested restricted stock was computed by multiplying the number of non-vested shares of restricted stock by $46.42, the closing stock price on March 31, 2015, the last trading day of Capital Southwest’s 2015 fiscal year.

Capital Southwest Option Exercises and Stock Vested

The following table provides information regarding the vesting of Capital Southwest restricted stock held by each of the NEOs for the fiscal year ended March 31, 2015.

	Option Awards		Stock Awards
	Number of Capital Southwest Shares Acquired on Exercise	Value Realized on Exercise	Number of Capital Southwest Shares Acquired on Vesting	Value Realized on Vesting(1)
Joseph B. Armes	—	—	1,000	$35,960
Christopher J. Mudd	—	—	—	—
Kelly Tacke	—	—	800	$32,336

(1)	The value realized equals the number of shares multiplied by closing price on the vesting date.

Capital Southwest Pension Benefits

The following table sets forth information about the Capital Southwest pension benefits attributable to the NEOs as of March 31, 2015, and any pension benefit payments to them during the year ended March 31, 2015. Mr. Mudd was not eligible to participate in either the Retirement Plan or Restoration Plan in the fiscal year ended March 31, 2015.

Name	Plan Name	Number of Years Credited Service	Present Value Of Accumulated Benefits as of 3/31/15	Payments During Last Fiscal Year ($)
Joseph B. Armes	Retirement Plan	1.750	$79,260	—
	Restoration Plan	1.750	$51,709	—
Christopher J. Mudd	—	—	—	—
Kelly Tacke	Retirement Plan	1.333	$60,458	—
	Restoration Plan	1.333	$13,134	—

The Retirement Plan is a non-contributory defined benefit pension plan providing annual retirement benefits to eligible employees. Capital Southwest assumes that retirement occurs at age 65 and that benefits are payable only during the employee’s lifetime. The amount of the monthly retirement benefit payable beginning at age 65 is calculated as follows: (1) 1.2% of the final average monthly compensation in the five successive calendar years out of the last ten completed calendar years that gives the highest average; (2) multiplied by years of credited service (not in excess of 40 years); and (3) plus 0.65% of that portion of the final average monthly compensation which exceeds Social Security covered compensation in effect on the date of retirement times the employee’s credited service (not in excess of 35 years).

Benefits provided under the Retirement Plan are based on compensation up to a maximum annual limit under the Code (which was $260,000 calendar year 2014). In addition, benefits provided under the Retirement Plan may not exceed a benefit annual limit under the Code (which was $210,000 payable as a single life annuity beginning at normal retirement age in calendar year 2014). Benefits under the Restoration Plan provide for the payment to participating employees, upon the later to occur of the participant’s separation from service with the applicable CSWI Business or attainment of age 55, of the difference between the maximum annual payment permissible under the Retirement Plan pursuant to limitations under the Code and the amount which would otherwise have been payable under the Retirement Plan.

The actuarial present value of the accumulated benefit obligation to each NEO was determined based on the mortality table and discount rate assumptions utilized in our audited financial statements for the year ended March 31, 2015 and other respective measurement dates for previous years.

None of the NEOs is currently eligible for early retirement.

Potential Payments upon Termination or Change in Control

The following table quantifies potential compensation that would have become payable to each of the NEOs under severance agreements, incentive compensation award agreements and Capital Southwest plans and policies (as in effect on March 31, 2015) if their employment with Capital Southwest had terminated on March 31, 2015, given the NEO’s base salary on that date and the closing price of our common stock on March 31, 2015. In addition, the table quantifies the compensation that would have become payable to each of our NEOs assuming that a change in control of Capital Southwest had occurred on March 31, 2015, and determining any amounts that would be payable under the employment agreements in effect as of that date.

	Cash Payments	Acceleration of Equity Awards	Total
Joseph B. Armes
Termination for Cause	$—	$—	$—
Termination without Cause	—	—	—
Death or Disability	222,698	1,073,390	1,296,088
Change in Control	—	1,073,390	1,073,390
Christopher J. Mudd
Termination for Cause	—	—	—
Termination without Cause	275,000	—	275,000
Death or Disability	275,000	—	275,000
Change in Control	—	—	—
Kelly Tacke
Termination for Cause	—	—	—
Termination without Cause	—	—	—
Death or Disability	25,813	1,105,790	1,131,603
Change in Control	—	1,105,790	1,105,790

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Information Statement, all outstanding shares of our common stock are beneficially owned by Capital Southwest. After the Share Distribution, Capital Southwest will not own any shares of our common stock.

Security Ownership of Directors and Named Executive Officers

The following table provides information with respect to the anticipated beneficial ownership of our common stock following the Share Distribution by:

•	each person we expect will be a director of CSWI following the Share Distribution;

•	each NEO; and

•	all of our expected directors and executive officers following the Share Distribution as a group.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of Capital Southwest common stock on August 25, 2015, giving effect to a distribution ratio of one share of our common stock for every share of Capital Southwest common stock held by such person. As of August 25, 2015, there were approximately 15.6 million shares of Capital Southwest common stock outstanding.

To the extent our directors and executive officers own Capital Southwest common stock at the Record Date, they will participate in the distribution on the same terms as other holders of Capital Southwest common stock. The beneficial owners listed in the table below may have also been granted stock-based awards whose value is derived from the value of Capital Southwest’s common stock, including options and shares of restricted stock. In connection with the Share Distribution, Capital Southwest share based awards held by our employees (and any employees of Capital Southwest that will become our employee in connection with the Share Distribution) will become awards based in whole or in part on our common stock. See “The Share Distribution—Treatment of Stock-Based Awards.”

Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities they hold.

Name and address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Percent of Class
Joseph B. Armes	68,502	(2)	*
Michael Gambrell	—		*
Linda Livingstone	—		*
William F. Quinn	—		*
Robert Swartz	1,001		*
Christopher J. Mudd	—		*
Kelly Tacke	52,000	(3)	*
All directors and executive officers as a group (7 persons)	120,503	(2)(3)	*

*	Less than one percent.
(1)	Unless otherwise indicated, the address of each of the persons whose name appears in the table above is: c/o Capital Southwest Corporation, 5400 Lyndon B. Johnson Freeway, Suite 1300, Dallas, Texas 75240.
(2)

Mr. Armes is a trustee of certain trusts pursuant to ESOPs for our employees and employees of certain of our wholly owned portfolio companies owning 984,806 shares (6.3% of our outstanding common stock) on August 25, 2015. Voting rights on such shares were passed through to the ESOP participants, who are entitled to vote the shares in their individual accounts. As a trustee of the ESOPs, Mr. Armes has voting power with respect to the shares not voted by the ESOP participants. Mr. Armes and Ms. Tacke have joint voting power of 238,252 shares owned by a trust pursuant to a pension plan for our employees and employees of certain of our wholly owned portfolio companies. Accordingly, Mr. Armes has voting power with respect to aforementioned 238,252 shares, representing 1.5% of our outstanding common stock. Mr. Armes disclaims beneficial ownership of the common stock held by the ESOPs and pension plan and these shares have been excluded from the amount disclosed above. In addition, Mr. Armes has voting power with respect to 45,000 shares of unvested restricted shares, 2,000 shares of common stock and 9,502 shares of common stock held by JBA Family Partners, L.P., a limited partnership of which he and his spouse are 50% owners of the general partner. Mr. Armes disclaims beneficial ownership of the shares held by this partnership except to the extent of his pecuniary interest therein. Lastly, 12,000 shares of his stock options granted under the 2009 Stock Incentive Plan are exercisable.
(3)	Ms. Tacke and Mr. Armes have joint voting power of 238,252 shares owned by a trust pursuant to a pension plan for our employees and certain of our wholly owned portfolio companies. Accordingly, Ms. Tacke has voting power with respect to 238,252 shares, representing 1.5% of our outstanding common stock. Ms. Tacke disclaims beneficial ownership of the common stock held by the pension plan and these shares have been excluded from the amount disclosed above. In addition, she has voting power with respect to 46,200 shares of unvested restricted shares and 800 shares of common stock. Lastly, 5,000 of Ms. Tacke’s stock options granted under the 2009 Stock Incentive Plan are exercisable.

Security Ownership by Certain Beneficial Owners

After the Share Distribution, Capital Southwest will not own any shares of our common stock. The following table provides information with respect to the anticipated beneficial ownership of our common stock following the Share Distribution by each person who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding shares of common stock.

Unless otherwise indicated, the information regarding beneficial ownership of our common stock by the entities identified below is included in reliance on a report filed with the SEC by such person or entity, except that percentages are based upon CSWI’s calculations made in reliance upon the number of Capital Southwest shares reported to be beneficially owned by such person or entity in such report and the number of shares of common stock outstanding on August 25, 2015.

Name and address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Zuckerman Investment Group(1) 155 N. Wacker Drive, Suite 1700 Chicago, IL 60606	1,458,094	9.4%

Moab Capital Partners(2) 15 East 62nd Street New York, NY 10065	981,065	6.3%

First Manhattan Co.(3) 399 Park Avenue New York, NY 10022	947,026	6.1%

Piper Jaffray Companies(4) 800 Nicollet Mall Suite 800 Minneapolis, MN 55402	917,076	5.9%

(1)	Based on information set forth in a Schedule 13G relating to Capital Southwest filed with the SEC on March 23, 2015. Zukerman Investment Group, LLC, Sherwin A. Zuckerman and Daniel R. Zuckerman will beneficially own and have shared voting and dispositive power with respect to 1,458,094 shares of CSWI common stock.
(2)	Based on information set forth in a Schedule 13G relating to Capital Southwest filed with the SEC on January 26, 2015. Moab Partners, L.P. will beneficially own and have sole voting and dispositive power with respect to 957,625 shares of CSWI common stock. Moab Capital Partners, LLC, in its capacity as investment adviser to Moab Partners and a separate account, and Mr. Rothenberg as owner and managing member of Moab Capital Partners will beneficially own and have sole voting and dispositive power with respect to 981,065 shares of CSWI common stock.
(3)	Based on information set forth in a Schedule 13G relating to Capital Southwest filed with the SEC on February 11, 2015. First Manhattan Co. will beneficially own and have shared dispositive power with respect to 947,026 shares of CSWI common stock. First Manhattan will have shared voting power with respect to 941,526 shares of CSWI common stock.
(4)	Based on information set forth in a Schedule 13G relating to Capital Southwest filed with the SEC on February 17, 2015. Piper Jaffray Companies will beneficially own and have sole dispositive power with respect to 917,076 shares of CSWI common stock. Piper Jaffray will have sole voting power with respect to 637,380 shares of CSWI common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements between Capital Southwest and CSWI Relating to the Share Distribution

Following the Share Distribution, CSWI and Capital Southwest will operate independently and neither will have any ownership interest in the other. In order to govern certain ongoing relationships between Capital Southwest and us after the Share Distribution and to provide mechanisms for an orderly transition, we and Capital Southwest entered into agreements pursuant to which certain services and rights will be provided for following the Share Distribution, and we and Capital Southwest will indemnify each other against certain liabilities arising from their respective businesses, the services that will be provided under such agreements and the Share Distribution. The following is a summary of the terms of the material agreements we entered into with Capital Southwest.

This summary does not purport to be complete and may not contain all of the information about these agreements that is important to you. This summary is subject to, and is qualified in its entirety by reference to, the agreements described below, the form of each of which will be an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part. You are encouraged to read each of these agreements carefully and in their entirety, as they are the primary legal documents governing the relationship between us and Capital Southwest following the Share Distribution.

Except for matters covered by the Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement and the other agreements we will enter into with Capital Southwest in connection with the Share Distribution or other transactions entered into in the ordinary course of business, any and all agreements, arrangements, commitments and understandings between us and our subsidiaries and other affiliates, on the one hand, and Capital Southwest and its subsidiaries and other affiliates, on the other hand, will terminate as of the Distribution Date.

We do not expect that any material changes will be made to the Distribution Agreement or any of the ancillary agreements following distribution of the Information Statement. In the event, however, that any material change is made to the Distribution Agreement or any ancillary agreement following distribution of the Information Statement, the parties will disclose such change in accordance with applicable law, including, for example, by mailing a supplement to shareholders or by filing a Form 8-K.

Distribution Agreement

We entered into a distribution agreement with Capital Southwest (the “Distribution Agreement”). The Distribution Agreement sets forth our agreement with Capital Southwest regarding the principal transactions necessary to separate us from Capital Southwest. It also sets forth other agreements that govern certain aspects of our relationship with Capital Southwest after consummation of the Share Distribution and will provide certain indemnities to Capital Southwest related to the Share Distribution and our business.

In general, the Distribution Agreement does not contain any representations or warranties by either us or Capital Southwest. Accordingly neither we nor Capital Southwest will make any representation or warranty under the Distribution Agreement regarding the transactions contemplated by the Distribution Agreement or our respective businesses, assets, liabilities, condition or prospects. The term of the Distribution Agreement is perpetual, unless the agreement is terminated by mutual consent of both parties.

Distribution. On the Distribution Date, Capital Southwest will distribute to its shareholders one share of our common stock for every share of Capital Southwest common stock held by its shareholders.

Transfer of CSWI Businesses. The Distribution Agreement provides for the transfer to CSWI, prior to the Distribution Date, of Capital Southwest’s equity interests in RectorSeal, Whitmore, Jet-Lube, Balco, Strathmore, Smoke Guard and CapStar.

Transfer of Cash. The Distribution Agreement provides for the transfer, immediately prior to the Share Distribution, of $13.0 million in cash from Capital Southwest to us, as determined by the Capital Southwest Board, taking into consideration a variety of factors, including the Share Distribution-related executive compensation that will be payable to Mr. Armes and Ms. Tacke (which is described under “Compensation of Executive Officers—Share Distribution-Related Compensation”).

Additional Transfers of Assets. The Distribution Agreement also identifies certain ancillary transfers of assets at a corporate level that are necessary in connection with the Share Distribution, including certain trademarks that will be used in the CSWI Businesses following the Share Distribution.

Assumption of Liabilities. The Distribution Agreement provides for the assumption by CSWI, prior to the Distribution Date, of certain liabilities of Capital Southwest, including liabilities arising out of the ownership or operation of the CSWI Businesses as conducted at any time prior to, on or after the Distribution Date and costs relating to the incorporation of CSWI and the post-Share Distribution operations of CSWI as a holding company for the CSWI Businesses.

Termination of Management Agreements. The Distribution Agreement provides for the termination of certain management agreements between Capital Southwest and the CSWI’s executive officers.

Conditions. The Distribution Agreement also provides that several conditions must be satisfied or waived by Capital Southwest in its sole and absolute discretion before the Share Distribution can occur. For further information about these conditions, see “The Share Distribution—Conditions to the Share Distribution.”

Release of Claims. We agreed to broad releases pursuant to which we will release Capital Southwest and its affiliates, successors and assigns from, and indemnify and hold harmless all such persons against and from, any claims against any of them that arise out of or relate to the management of our business, certain events that took place prior to the Share Distribution, the Share Distribution, the terms of the Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement and the other agreements being entered into in connection with the Share Distribution and any other decision made or action taken relating to us. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the Share Distribution, including, but not limited to, the Distribution Agreement, the Tax Matters Agreement and the Employee Matters Agreement.

Indemnification. We and Capital Southwest agreed to indemnify each other and each of our respective affiliates and representatives, and each of the heirs, executors, successors and assigns of such representatives against certain liabilities in connection with our respective businesses and any breach by such company of the Distribution Agreement. In addition, Capital Southwest will indemnify us for all liabilities arising out of the ownership or operation of any business of Capital Southwest, other than the CSWI Businesses, as conducted at any time prior to, on or after the Distribution Date. CSWI will indemnify Capital Southwest for all liabilities arising out of the ownership or operation of any of the CSWI Businesses, as conducted at any time prior to, on or after the Distribution Date. Neither our nor Capital Southwest’s indemnity obligations to the other under the Distribution Agreement are subject to any limitations.

Access to Information; Confidentiality. We and Capital Southwest will allow each other and our respective representatives reasonable access to all records in our or their possession relating to the business and affairs of the other party, including for audit, accounting, litigation, income taxes, financial reporting and regulatory compliance purposes. Subject to limited exceptions, we and Capital Southwest and our representatives are required to hold confidential all information in our or their possession concerning the other party.

Third-Party Beneficiaries. We and Capital Southwest agreed that each party identified as an indemnitee in the Distribution Agreement who is not a party to the agreement is an intended third-party beneficiary of the indemnification provisions.

Further Assurances. We and Capital Southwest agreed to take all actions reasonably necessary or desirable to consummate and make effective the transactions contemplated by the Distribution Agreement and the ancillary agreements related thereto, including using commercially reasonable efforts to promptly obtain all consents and approvals, to enter into all agreements and to make all filings and applications that may be required for consummation of such transactions.

Costs of the Share Distribution. Except as otherwise expressly set forth in the Distribution Agreement or any other agreement between us and Capital Southwest, all costs and expenses incurred on or prior to the Distribution Date (whether or not paid on or prior to the Distribution Date) in connection with the preparation, execution, delivery, printing and implementation of the Distribution Agreement, the Share Distribution, and the consummation of the transactions contemplated by the Distribution Agreement, will be charged to and paid by Capital Southwest. Following the Distribution Date, each party will be responsible for its own costs and expenses.

Termination. The Distribution Agreement provides that it may be terminated by Capital Southwest at any time prior to the Share Distribution in the sole discretion of Capital Southwest without the approval of us or the shareholders of Capital Southwest. In the event of such termination, neither we nor Capital Southwest will have any liability of any kind to the other party.

Tax Matters Agreement

We entered into a tax matters agreement with Capital Southwest (the “Tax Matters Agreement”). The Tax Matters Agreement generally governs our and Capital Southwest’s respective rights, responsibilities and obligations with respect to taxes in connection with the Share Distribution. The Tax Matters Agreement provides that we will be liable for taxes incurred by Capital Southwest as a result of our taking or failing to take certain actions that result in the Share Distribution failing to meet the requirements of a tax-free distribution under the Code. The Tax Matters Agreement also restricts our and Capital Southwest’s ability to take actions that could cause the Share Distribution to fail to meet the requirements of a tax-free distribution under the Code. These restrictions may prevent us and Capital Southwest from entering into transactions that might be advantageous to us or our stockholders. The term of the Tax Matters Agreement is perpetual, unless the agreement is terminated by mutual consent of both parties.

Employee Matters Agreement

We entered into an employee matters agreement with Capital Southwest prior to the Distribution Date (the “Employee Matters Agreement”). The Employee Matters Agreement will allocate liabilities and responsibilities between us and Capital Southwest relating to employee compensation and benefit plans and programs, including the treatment of certain employment agreements, outstanding annual and long-term incentive awards, and health and welfare benefit obligations and provide for the cooperation between us and Capital Southwest in the sharing of employee information.

In general, following the Share Distribution, we will be responsible for all employment and benefit-related obligations and liabilities related to those individuals employed by the CSWI Businesses prior to the Share Distribution (the “CSWI Employees”) and those individuals whose employment will be transferred to us in connection with the Share Distribution (the “Transferring Employees”). In general, Capital Southwest will be responsible for any employment and benefit-related obligations and liabilities of any employees who continue to be employees of Capital Southwest following the Share Distribution (the “Capital Southwest Employees”). The term of the Employee Matters Agreement is perpetual, unless the agreement is terminated by mutual consent of both parties.

Specific provisions of the Employee Matters Agreement include the following:

Equity Awards. The Employee Matters Agreement provides for adjustments to outstanding equity awards, which are more fully described under “The Share Distribution—Treatment of Stock-Based Awards.”

Retirement Plan. As of the Distribution Date, CSWI shall take all actions necessary to assume sponsorship of the Retirement Plan and be substituted as the party to any trust and/or custodian agreement related thereto. Prior to the Distribution Date, Capital Southwest shall take all actions necessary to transfer the sponsorship of the Retirement Plan to CSWI, to be effective as of the Distribution Date.

Restoration Plan. Capital Southwest shall retain sponsorship of the Restoration Plan on and after the Distribution Date. All CSWI Employees and all Transferring Employees shall cease active participation in the Restoration Plan effective as of the Distribution Date. CSWI shall take all actions necessary to establish a non-qualified deferred compensation plan containing substantially the same terms as the Restoration Plan, effective as of the Distribution Date (the “CSWI Restoration Plan”). All liabilities with respect to benefits accrued under the Restoration Plan on behalf of CSWI Employees and the Transferring Employees shall be transferred to the CSWI Restoration Plan and assumed by CSWI. All CSWI Employees and all Transferring Employees who participated in the Restoration Plan immediately prior to the Distribution Date shall become active participants in the CSWI Restoration Plan effective on the Distribution Date. Capital Southwest shall retain all liabilities with respect to benefits accrued under the Restoration Plan on behalf of Capital Southwest Employees and all former employees.

401(k) Plans. Prior to the Distribution Date, Capital Southwest shall cause the applicable CSWI Businesses to transfer sponsorship of the qualified 401(k) plans sponsored prior to the Distribution Date by the CSWI Businesses (the “CSWI 401(k) Plan”) to CSWI to be effective as of the Distribution Date, and CSWI shall take all actions necessary to assume sponsorship of the CSWI 401(k) Plan and be substituted as a party to any trust and/or custodian agreement related thereto effective as of the Distribution Date. As of the Distribution Date, Capital Southwest will take all actions necessary to cause one of its subsidiaries that is being retained by Capital Southwest to assume sponsorship of the qualified 401(k) plan sponsored prior to the Distribution Date by another one of its subsidiaries that is being retained by Capital Southwest in the Share Distribution (the “Capital Southwest 401(k) Plan”) and be substituted as a party to any trust and/or custodian agreement related thereto.

ESOP. Prior to the Distribution Date, Capital Southwest shall cause the applicable CSWI Businesses to transfer sponsorship of the ESOP to CSWI to be effective as of the Distribution Date, and CSWI shall take all actions necessary to assume sponsorship of the ESOP and be substituted as the party to any trust and/or custodian agreement related thereto effective as of the Distribution Date. As soon as administratively practicable following the Distribution Date, CSWI shall cause a transfer of plan assets of the Capital Southwest Employees who have an account balance under the ESOP as of the Distribution Date, valued as of the date such assets are transferred, from the trust maintained with respect to the ESOP to the trust maintained with respect to the Capital Southwest 401(k) Plan, and Capital Southwest will cause the trust maintained with respect to the Capital Southwest 401(k) Plan to accept such transfer of assets. Effective as of the Distribution Date, Capital Southwest Employees shall cease participation in the ESOP.

Cash Incentive Awards. Capital Southwest will use commercially reasonable efforts to enter into an agreement with each holder of a Cash Incentive Award as of the Distribution Date to cause the value of such award to be determined based upon NAV calculated as of the last day of the fiscal quarter ending immediately prior to the Distribution Date. Such Cash Incentive Awards shall continue to be otherwise subject to substantially the same terms and conditions after the Distribution Date as applied to such awards immediately prior to the Distribution Date. Capital Southwest and CSWI will use commercially reasonable efforts to enter into a new incentive agreement with the holders of each such Cash Incentive Award. Such new awards shall remain subject to substantially the same terms and conditions after the Distribution Date as applied to the Cash Incentive Awards immediately prior to the Distribution Date, to the extent necessary to comply with Section 409A of the Code.

Health and Welfare Benefit Plans. Effective as of the Distribution Date, Capital Southwest shall cause the sponsorship of certain health and welfare benefit plans to be transferred to CSWI and all related insurance policies to be assigned to CSWI. CSWI shall take all actions necessary to assume sponsorship of such plans and insurance policies. During the period commencing on the Distribution Date and continuing through

December 31, 2015, Capital Southwest Employees shall continue to participate in the health and welfare plans assumed and sponsored by CSWI. Capital Southwest shall establish its own health and welfare benefit plans effective as of January 1, 2016, and Capital Southwest Employees shall cease participation in the health and welfare benefit plans assumed and sponsored by CSWI on that date.

Share Distribution Executive Compensation Plan. Capital Southwest shall retain all liabilities with respect to the cash incentive awards granted under the Share Distribution Executive Compensation Plan. Capital Southwest shall pay such cash incentive awards at the time and manner provided under the terms of the Share Distribution Executive Compensation Plan.

Sublease

We intend to enter into a sublease with Capital Southwest prior to the Distribution Date (the “Sublease”). The Sublease will provide for the sublease by CSWI of office space from Capital Southwest at Capital Southwest’s headquarters, beginning upon consummation of the Share Distribution. The office space will be used as our corporate headquarters.

The Sublease provides for a term that extends until February 28, 2022, which is the same date that Capital Southwest’s prime lease terminates. Pursuant to the Sublease, CSWI will pay for one-half of the rent and reimburse Capital Southwest for one-half of the costs of certain shared services. In addition, the terms of the Sublease require each of CSWI and Capital Southwest to indemnify the other for liabilities based upon the use of the premises, any breaches or defaults under the Sublease and any negligent acts and omissions of each of CSWI or Capital Southwest or their respective employees, agents, contractors, licensees or invitees.

Other Agreements

We may also enter into certain other agreements with Capital Southwest as are necessary to consummate the Share Distribution, which will govern certain ongoing relationships between us and Capital Southwest.

Indemnification Agreements

We expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Management Fee Arrangements with Capital Southwest

Pursuant to certain arrangements with its operating company subsidiaries, Capital Southwest received $0.5 million in management fees from the CSWI Businesses in the fiscal year ended March 31, 2015. These arrangements will be terminated effective as of the Distribution Date.

Review and Approval of Related Person Transactions

We adopted a related party transactions policy under which our executive officers, directors, nominees for election as a director, beneficial owners of more than five percent of CSWI’s voting securities, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related party transaction with us without prior approval. Prior to entering into any transaction involving a related party, the responsible officer or director must notify the Chief Executive Officer or lead director. After reviewing the terms of the proposed transaction, the Chief Executive Officer or lead director will either:

•

approve the transaction if it is to be entered into in the ordinary course of CSWI’s business, is for an aggregate amount of $120,000 or less (except if receipt of any amount would result in a director no longer being considered independent under Nasdaq rules or would disqualify a director from serving as a member of a committee of the board of the Company), and is on terms comparable to those that could reasonably be expected to be obtained in arm’s length dealings with an unrelated third party;

•	recommend that the audit committee review the transaction in advance; or

•	conditionally approve the transaction, subject to ratification by the full audit committee.

To identify related party transactions, each year, in addition to the ongoing reporting obligations of our related parties, we submit and require our directors and executive officers to complete Director and Officer Questionnaires identifying any transactions with us in which the executive officer or director or their family members have an interest. We review related party transactions due to the potential for a conflict of interest. A conflict of interest occurs when an individual’s private interest interferes with the interests of CSWI as a whole. If there were any actions or relationships that might give rise to a conflict of interest, such actions or relationships would be reviewed by the Nominating and Corporate Governance Committee.

We expect our directors, officers and employees to act and make decisions that are in our best interests and encourage them to avoid situations which present a conflict between our interests and their own personal interests. A copy of our Code of Conduct and Ethics will be mailed to shareholders upon request to CSWI at 5400 Lyndon B. Johnson Freeway, Dallas, Texas 75240, Attn: Chief Financial Officer. Additionally, a copy will be available on our website (www.cswindustrials.com/investor-relations/governace.htm).

Transactions with Related Persons

Other than compensation agreements and other arrangements described under the sections titled “Compensation of Directors,” “Compensation of Executive Officers” “—Agreements between Capital Southwest and CSWI Relating to the Share Distribution,” there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we have been or will be a participant:

•	in which the amount involved exceeded or will exceed $120,000; and

•	in which any director, nominee, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

DESCRIPTION OF OUR CAPITAL STOCK

The CSWI Board and Capital Southwest, as our sole stockholder, approved and adopted our amended and restated certificate of incorporation and bylaws. The description of selected provisions of our amended and restated certificate of incorporation and bylaws appearing below is only a summary and is qualified in its entirety by reference to the amended and restated certificate of incorporation and bylaws, the forms of which are filed as exhibits to our Form 10, of which this Information Statement forms a part.

Authorized Capital Stock

Our authorized capital stock consists of:

•	50 million shares of common stock, par value $.01 per share; and

•	10 million shares of preferred stock, par value $.01 per share, issuable in series.

Immediately following the Share Distribution, no shares of our preferred stock will be issued and outstanding.

Common Stock

Immediately following the Share Distribution, we expect that approximately 15.6 million shares of our common stock will be issued and outstanding, based on the distribution of one share of our common stock for each share of Capital Southwest common stock outstanding on the Record Date and the number of shares of Capital Southwest common stock that we expect will be outstanding on that date.

Dividend Rights. Subject to the rights, if any, of the holders of any outstanding series of our preferred stock, holders of our common stock will be entitled to receive dividends out of any of our funds legally available when, as and if declared by the CSWI Board.

Voting Rights. Each holder of our common stock is entitled to one vote per share on all matters on which stockholders are generally entitled to vote. Our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors.

Liquidation. If we liquidate, dissolve or wind up our affairs, holders of our common stock will be entitled to share proportionately in our assets available for distribution to stockholders, subject to the rights, if any, of the holders of any outstanding series of our preferred stock.

Other Rights. The holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities, and our common stock is not subject to any redemption or sinking fund provisions.

Preferred Stock

Under our amended and restated certificate of incorporation, the CSWI Board may issue our preferred stock in one or more series, and may establish from time to time the number of shares to be included in such series and may fix the designation, powers, privileges, preferences and relative participating, optional or other rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of the shares of each such series and any qualifications, limitations or restrictions thereof. Immediately following the Share Distribution, no shares of our preferred stock will be issued and outstanding.

Delaware Takeover Law

Subject to certain exceptions, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in a broad range of “business combination” transactions with any “interested stockholder” (defined generally as a person owning 15% or more of the corporation’s outstanding voting stock and any affiliate or associate of such person) during a period of three years following the date that such person became an interested stockholder, unless:

•	before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which that person became an interested stockholder or approved the business combination;

•	on completion of the transaction that resulted in that person’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than stock held by (1) directors who are also officers of the corporation or (2) any employee stock plan that does not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	following the transaction in which that person became an interested stockholder, both the board of directors of the corporation and the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by that person approve the business combination.

Section 203 of the Delaware General Corporation Law permits corporations to include an election not to be governed by that provision by so providing in an amendment to the corporation’s certificate of incorporation or bylaws approved by the affirmative vote of holders of a majority of the corporation’s shares entitled to vote on such action. We have not made that election and will accordingly be governed by Section 203 of the Delaware General Corporation Law.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws

The provisions of our certificate of incorporation and bylaws discussed below may have the effect, either alone or in combination with Section 203 of the Delaware General Corporation Law, of making more difficult or discouraging a tender offer, proxy contest, merger or other takeover attempt that the CSWI Board opposes, but that a stockholder might consider to be in its best interest.

These provisions are intended to discourage certain types of coercive takeover practices and takeover bids that the CSWI Board may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with the CSWI Board. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms. These provisions may also have the effect of preventing changes in our management.

Issuance of Undesignated Preferred Stock. As discussed above under “—Preferred Stock,” the CSWI Board will have the ability to designate and issue preferred stock with voting or other rights or preferences, which could deter hostile takeovers or delay changes in our control or management.

Classified Board of Directors. The CSWI Board has been divided into three classes that will be, as nearly as possible, of equal size. The initial terms of the Class I, Class II and Class III directors will expire at the annual meeting in 2016, 2017 and 2018, respectively, and in each case, when a successor has been duly appointed and qualified. Upon the expiration of each initial term, directors will subsequently serve three-year terms if re-nominated and reelected. Under this classified board structure, it would take at least two annual elections of directors for any individual or group to gain control of the CSWI Board, thereby making it more difficult for stockholders to replace a majority of the directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

Number of Directors; Filling Vacancies; Removal. Our amended and restated certificate of incorporation and bylaws provide that our business and affairs will be managed by the CSWI Board and that the CSWI Board will consist of not less than three nor more than nine members, with the number of directors within these limits to be fixed exclusively by the CSWI Board. In addition, our amended and restated certificate of incorporation and bylaws provide that any board vacancy, including a vacancy resulting from an increase in the number of directors, may be filled solely by the affirmative vote of a majority of the remaining directors then in office and entitled to vote, even though that may be less than a quorum of the CSWI Board. Delaware statutory law provides that, if a Delaware corporation has a classified board, as we have, its directors may only be removed for cause. Our amended and restated certificate of incorporation and bylaws also expressly provide that our directors may only be removed for cause. These provisions will prevent stockholders from seeking to remove incumbent directors without cause and filling the resulting vacancies with their own nominees.

No Cumulative Voting. Delaware law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless the corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly provide for cumulative voting. Without cumulative voting, a minority stockholder may not be able to gain as many seats on the CSWI Board as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to secure a seat on the CSWI Board and thereby influence the CSWI Board’s decision regarding a takeover.

Special Meetings. Our amended and restated certificate of incorporation and bylaws provide that special meetings of our stockholders may only be called by our chairman of the board, chief executive officer or a majority of the CSWI Board. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or holders controlling a majority of our capital stock to take any action, including the removal of directors. Our amended and restated certificate of incorporation and bylaws limit the business that may be conducted at an annual or special meeting of stockholders to those matters properly brought before the meeting. These provisions make it more difficult for stockholders to take an action opposed by the CSWI Board.

No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation and bylaws require that all actions to be taken by stockholders must be taken at a duly called annual or special meeting, and stockholders will not be permitted to act by written consent. This limit on the ability of stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of our capital stock would not be able to amend the bylaws, remove directors or take other actions without holding a meeting of stockholders called in accordance with the bylaws. These provisions will make it more difficult for stockholders to take an action opposed by the CSWI Board.

Amendments to Our Certificate of Incorporation. Our amended and restated certificate of incorporation provides that the affirmative vote of the holders of at least two-thirds of the total voting power of the outstanding shares of our common stock entitled to vote, voting as a single class, will be required to amend or repeal, or adopt, any provision inconsistent with certain provisions in our amended and restated certificate of incorporation, including those provisions providing for a classified board, provisions regarding the filling of vacancies on the CSWI Board and provisions providing for the removal of directors. These provisions make it more difficult for stockholders to make changes to our certificate of incorporation that are opposed by the CSWI Board.

Amendments to Our Bylaws. Our amended and restated bylaws provide that, notwithstanding any other provision of our amended and restated certificate of incorporation or bylaws, the affirmative vote of the holders of at least two-thirds of the total voting power of the outstanding shares of our common stock entitled to vote, voting as a single class, will be required to amend or repeal, or adopt, any provisions in our bylaws. These provisions make it more difficult for stockholders to make changes to our bylaws that are opposed by the CSWI Board.

Requirements for Advance Notification of Stockholder Nomination and Proposals. Under our amended and restated bylaws, stockholders of record will be able to nominate persons for election to the CSWI Board or bring other business constituting a proper matter for stockholder action at annual meetings only by providing proper notice to our secretary. Proper notice must be generally received not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year (or, in some cases, prior to the tenth day following the announcement of the meeting) and must include, among other information, the name and address of the stockholder giving the notice, certain information relating to each person whom such stockholder proposes to nominate for election as a director and a brief description of any business such stockholder proposes to bring before the meeting.

Contests for the election of directors or the consideration of stockholder proposals will be precluded if the proper procedures are not followed. Third parties may therefore be discouraged from conducting a solicitation of proxies to elect their own slate of directors or to approve their own proposals. Nothing in our amended and restated bylaws will be deemed to affect any rights of stockholders to request inclusion of proposals in our proxy statement pursuant to Rule 14a-8 under the Exchange Act.

Exclusive Jurisdiction for Certain Actions. Our amended and restated bylaws require, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers and employees for breach of fiduciary duty and other similar actions be brought only in the Court of Chancery in the State of Delaware, unless we otherwise consent. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Sale of Unregistered Securities

On November 6, 2014, we issued 100 shares of our common stock to Capital Southwest in connection with our formation pursuant to Section 4(2) of the Securities Act. We did not register the issuance of these shares under the Securities Act because such issuance did not constitute a public offering.

INDEMNIFICATION AND LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS

Indemnification

Under Delaware law, a corporation may indemnify any individual who is made a party or threatened to be made a party to any proceeding, other than an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if (1) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (2) in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any individual who is made a party or threatened to be made a party to any action or suit brought by or in the right of the corporation by reason of the fact that he or she was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that such indemnification will be denied if the individual is found liable to the corporation, unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her. Expenses incurred by a director or officer in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and expense advancement is not exclusive of any other rights which may be granted by our certificate of incorporation or bylaws, a vote of shareholders or disinterested directors, agreement or otherwise.

Our amended and restated certificate of incorporation requires that we indemnify our directors and officer to the fullest extent permitted under Delaware law. In addition, our amended and restated certificate of incorporation provides that all reasonable expenses incurred by or on behalf of a director or officer in connection with any investigation, claim, action, suit or proceeding will be advanced to the director or officer by us upon the request of the director or officer, which request, if required by law, will include an undertaking by or on behalf of the director or officer to repay the amounts advanced if ultimately it is determined that the director or officer was not entitled to be indemnified against the expenses.

The indemnification rights provided in our amended and restated certificate of incorporation will not be exclusive of any other right to which persons seeking indemnification may otherwise be entitled. We expect to enter into indemnification agreements with each of our directors providing, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

As permitted by Delaware law, our amended and restated certificate of incorporation authorizes us to purchase and maintain insurance to protect any director, officer, employee or agent against claims and liabilities that such persons may incur in such capacities. We intend to purchase director and officer liability insurance.

Limitation of Liability

Delaware law authorizes Delaware corporations to limit or eliminate the personal liability of their directors to the corporation and its stockholders for monetary damages for breach of a director’s fiduciary duty of care, except for liability:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	for any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation provides for exculpation of our directors from liability for monetary damages for breach of fiduciary duties to the fullest extent permitted by Delaware law.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws could have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter us or our stockholders from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we are required to indemnify our directors and officers against defense costs and the costs of settlements and damage awards.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this Information Statement. This Information Statement is a part of, but does not contain all of the information set forth in the Form 10 and the exhibits and schedules to the Form 10. For further information with respect to our company and our common stock, please refer to the Form 10, including its exhibits and schedules. Statements made in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Form 10 for copies of the actual contract or document. You may review a copy of the Form 10, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website referenced in this Information Statement does not and will not constitute a part of this Information Statement or the Form 10 of which this Information Statement is a part.

As a result of the Share Distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Following the distribution, we plan to make our filings with the SEC available free of charge on our website at www.cswindustrials.com. The information contained or accessible from our website is not incorporated by reference into this information statement.

You may request a copy of any of our filings with the SEC at no cost, by writing or telephoning us at the following address:

Investor Relations

CSW Industrials, Inc.

5400 Lyndon B. Johnson Freeway, Suite 1300

Dallas, Texas 75240

Telephone: 972-233-8242

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed thereto, by an independent registered public accounting firm.

You should rely only on the information contained in this Information Statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this Information Statement.

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for an information statement with respect to two or more stockholders sharing the same address by delivering a single information statement addressed to those stockholders or by sending separate information statements for each household account in a single envelope. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies. Unless contrary instructions have been received from one or more of the affected stockholders, only one copy of this Information Statement will be delivered to those multiple stockholders sharing an address. If, at any time, a stockholder no longer wishes to participate in “householding” and would prefer to receive separate copies of the Information Statement, the stockholder should notify his or her intermediary or, if shares are registered in the stockholder’s name, should contact us at CSW Industrials, Inc., Attention: Investor Relations, 5400 Lyndon B. Johnson Freeway, Suite 1300, Dallas, Texas 75240, Telephone: 972-233-8242, Email: investor.relations@cswindustrials.com. Any stockholder who currently receives multiple copies of the Information Statement at his or her address and would like to request “householding” of communications should contact his or her intermediary or, if shares are registered in the stockholder’s name, should contact us at the address, telephone number or e-mail address provided above. Additionally, we will deliver, promptly upon written or oral request directed to the address, telephone number or e-mail address above, a separate copy of this Information Statement to any stockholders sharing an address to which only one copy was mailed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Capital Southwest Corporation

We have audited the accompanying combined balance sheets of the CSWI Businesses (as defined in Note 1), as of March 31, 2015 and 2014, and the related combined statements of operations, comprehensive income, equity, and cash flows for each of the three years in the period ended March 31, 2015. These financial statements are the responsibility of the CSWI Businesses’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the CSWI Businesses’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the CSWI Businesses’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the CSWI Businesses as of March 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Dallas, Texas

June 16, 2015

CSWI BUSINESSES

COMBINED BALANCE SHEETS

(In thousands)

	March 31,
	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	$20,448	$15,411
Restricted cash	2,385	2,096
Bank time deposits	9,248	14,264
Accounts receivable, net of allowance of $1,692 and $306, respectively	50,801	50,132
Inventories	45,315	39,111
Income tax receivable	1,408	1,383
Deferred income taxes	2,713	2,447
Prepaid expenses and other current assets	2,691	4,108

Total current assets	135,009	128,952

Property, plant and equipment, net	56,837	59,468
Goodwill	40,645	35,318
Intangible assets, net	40,997	41,315
Deferred income taxes	2,938	—
Property held for investment	9,300	11,862
Other assets	795	905

Total assets	$286,521	$277,820

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$25,057	$24,304
Current portion of long-term debt	13,561	13,764

Total current liabilities	38,618	38,068

Deferred income taxes	—	1,478
Long-term debt	13,143	31,333
Retirement benefits payable	22,449	9,433
Other long-term liabilities	7,710	1,322

Total liabilities	81,920	81,634

Equity:
Common stock	12	12
Preferred stock	1,000	1,000
Additional paid in capital	7,810	7,810
Treasury stock, at cost	(2,712)	(2,506)
Retained earnings	208,784	187,373
Accumulated other comprehensive income (loss)	(10,293)	2,497

Total equity	204,601	196,186

Total liabilities and equity	$286,521	$277,820

The accompanying notes are an integral part of these combined financial statements.

CSWI BUSINESSES

COMBINED STATEMENTS OF OPERATIONS

(In thousands)

	Fiscal Years Ended March 31
	2015	2014	2013
Net revenues	$261,834	$231,713	$199,094
Cost of revenues	135,409	119,627	104,512

Gross profit	126,425	112,086	94,582

Expenses:
General and administrative expenses(a)	35,508	29,450	24,699
Selling and distribution expenses	40,485	37,924	33,314
Research and development expenses	5,688	5,490	4,322
Impairment loss	710	1,309	—

Total expenses	82,391	74,173	62,335

Operating income	44,034	37,913	32,247

Interest income	404	434	589
Interest expense	(1,015)	(565)	(515)
Other income (expenses)	1,505	(256)	899

Income before income taxes	44,928	37,526	33,220
Provision for income taxes	15,223	12,794	10,707

Income from continuing operations	29,705	24,732	22,513

Loss on disposal of operation, net of income tax benefit of $496	—	—	(1,326)
Income from discontinued operations, net of income taxes of $275	—	—	511

Net loss on discontinued operations, net of income taxes	—	—	(815)

Net income	$29,705	$24,732	$21,698

(a)	Includes related party management fees of $0.5 million for each of the three years ended March 31, 2015, 2014, and 2013, respectively.

The accompanying notes are an integral part of these combined financial statements.

CSWI BUSINESSES

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Fiscal Years Ended March 31,
	2015	2014	2013
Net income	$29,705	$24,732	$21,698
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(5,277)	363	(1,295)
Interest rate swap valuation adjustments	(1,206)	—	—
Defined benefit plan adjustments	(6,307)	3,220	2,036

Other comprehensive income (loss), net of tax	(12,790)	3,583	741

Comprehensive income	$16,915	$28,315	$22,439

The accompanying notes are an integral part of these combined financial statements.

CSWI BUSINESSES

COMBINED STATEMENTS OF EQUITY

FISCAL YEARS ENDED MARCH 31, 2015, 2014 and 2013

(In thousands)

	Common Stock	Preferred Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance, April 1, 2012	$12	$—	$7,810	$(2,506)	$156,540	$(1,827)	$160,029
Net income	—	—	—	—	21,698	—	21,698
Other comprehensive income (loss), net of tax	—	—	—	—	—	741	741
Capital contribution	—	1,000	—	—	—	—	1,000
Dividends	—	—	—	—	(6,946)	—	(6,946)

Balance, March 31, 2013	$12	$1,000	$7,810	$(2,506)	$171,292	$(1,086)	$176,522
Net income	—	—	—	—	24,732	—	24,732
Other comprehensive income (loss), net of tax	—	—	—	—	—	3,583	3,583
Dividends	—	—	—	—	(8,651)	—	(8,651)

Balance, March 31, 2014	$12	$1,000	$7,810	$(2,506)	$187,373	$2,497	$196,186
Net income	—	—	—	—	29,705	—	29,705
Other comprehensive income (loss), net of tax	—	—	—	—	—	(12,790)	(12,790)
Purchase treasury stock	—	—	—	(206)	—	—	(206)
Dividends	—	—	—	—	(8,294)	—	(8,294)

Balance, March 31, 2015	$12	$1,000	$7,810	$(2,712)	$208,784	$(10,293)	$204,601

The accompanying notes are an integral part of these combined financial statements.

CSWI BUSINESSES

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Years Ended March 31,
	2015	2014	2013
Cash flows from operating activities:
Net income	$29,705	$24,732	$21,698
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash items	6,618	12,894	10,331
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade and other receivables	(37)	(9,964)	(4,714)
Inventories	(6,655)	(6,764)	(2,873)
Prepaid expenses and other assets	4,460	1,324	(3,334)
Accounts payable and accrued expenses	1,086	(850)	7,135
Other long-term liabilities	291	257	(437)

Net cash provided by operating activities	35,468	21,629	27,806

Cash flows from investing activities:
Purchases of property, plant and equipment	(8,672)	(15,042)	(15,504)
Proceeds from sale (purchases) of assets held for investment	3,494	1,740	(2,837)
Proceeds from sale of assets	6,393	5	13,188
Net change in bank time deposits and restricted cash	3,353	(2,013)	(2,585)
Cash paid for acquisitions	(7,193)	(24,632)	(26,354)

Net cash used in investing activities	(2,625)	(39,942)	(34,092)

Cash flows from financing activities:
Borrowings on long-term debt	12,229	37,217	26,748
Repayments on long-term debt	(30,622)	(15,467)	(9,500)
Cash paid for deferred financing costs	—	(30)	—
Purchase of treasury stock	(206)	—	—
Capital contribution	—	—	1,000
Dividends paid	(8,294)	(8,651)	(6,946)

Net cash (used in) provided by financing activities	(26,893)	13,069	11,302

Effect of exchange rate changes on cash and cash equivalents	(913)	(704)	(9)

Net increase (decrease) in cash and cash equivalents	5,037	(5,948)	5,007
Cash and cash equivalents, beginning of year	15,411	21,359	16,352

Cash and cash equivalents, end of year	$20,448	$15,411	$21,359

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$1,053	$742	$366
Cash paid during the year for income taxes	$16,721	$12,781	$10,269

The accompanying notes are an integral part of these combined financial statements.

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

1. ORGANIZATION AND OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Share Distribution

On December 2, 2014, Capital Southwest Corporation (“Capital Southwest”) announced its plan to spin-off certain of its industrial products, coatings, sealants and adhesives and specialty chemicals businesses by means of a distribution of the outstanding shares of common stock of CSW Industrials, Inc. (“CSWI”) on a pro rata basis to holders of Capital Southwest common stock. This distribution is referred to as the “Share Distribution.” Immediately after the Share Distribution, CSWI will be an independent, publicly traded company and all outstanding shares of common stock of CSWI will be held by Capital Southwest stockholders.

CSWI is currently a wholly-owned subsidiary of Capital Southwest. CSWI was formed solely to effect the Share Distribution. To date, CSWI has not conducted any material activities or operations. Prior to the Share Distribution, Capital Southwest will contribute to CSWI all of the outstanding capital stock of The RectorSeal Corporation (“RectorSeal”), The Whitmore Manufacturing Company (“Whitmore”), Jet-Lube, Inc. (“Jet-Lube”), Balco, Inc. (“Balco”), and Smoke Guard, Inc. (“Smoke Guard”). Capital Southwest will also contribute to CSWI, prior to the Share Distribution, all of the outstanding capital stock of CapStar Holdings Corporation (“CapStar”), a real estate holdings company whose operations are not material to either Capital Southwest or CSWI. RectorSeal, Whitmore, Jet-Lube, Balco, Smoke Guard and CapStar are collectively referred to in these combined financial statements as the “CSWI Businesses.”

Company Background

The following is a brief description of the CSWI Businesses that were owned by Capital Southwest as of March 31, 2015:

•	RectorSeal. RectorSeal formulates and manufactures specialty chemical products including pipe thread sealants, firestop sealants, plastic solvent cements and other formulations for plumbing, HVAC, refrigeration, electrical and industrial applications, electrical control and measurement devices, and accessories for ductless mini-split HVAC systems. RectorSeal also makes specialty tools for tradesmen and innovative systems for containing flames and smoke from building fires. These products are distributed both domestically and internationally through an extensive distribution network serving the plumbing, industrial, HVAC and refrigeration, construction, electrical and hardware markets. Portions of RectorSeal’s operating results are included in each of our three business segments.

•	Whitmore. Whitmore manufactures high performance, specialty lubricants for heavy equipment used in surface mining, railroad and other industries and has operations in the U.S., Canada and the U.K. Whitmore also manufactures lubrication equipment, specifically for rail applications, and lubrication-centric reliability solutions for a wide variety of industries. In addition, Whitmore produces water-based coatings for the automotive and primary metals industries. Portions of Whitmore’s operating results are included in each of our three business segments.

•	Jet-Lube. Jet-Lube is a world leader in anti-seize compounds, thread sealants and specialty lubrication products and greases for the energy industry. Jet-Lube serves customers worldwide in a wide variety of industries, including oil and gas, water well, mining, manufacturing, electric utility, food processing and agriculture, water utility, construction, transportation, valve maintenance, forestry, groundwater, military, HVAC and plumbing. Portions of Jet-Lube’s operating results are included in both our Coatings, Sealants and Adhesives and our Specialty Chemicals segments.

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

•	Balco. Balco is engaged in the fabrication of aluminum and plastic extrusions and other materials related to safety, slip resistance and emergency egress for products used by the commercial building industry worldwide. Balco’s operating results are included in our Industrial Products segment.

•	Smoke Guard. Smoke Guard manufactures certified custom safety products for the commercial construction market and other markets requiring smoke and fire protection. Smoke Guard’s proprietary technologies control the movement of smoke and are sold through exclusive distributors primarily in the U.S. Smoke Guard’s operating results are included in our Industrial Products segment.

•	CapStar. CapStar acquires, holds and manages certain real estate and other assets. The operations of CapStar are not material to the CSWI Businesses.

The CSWI Businesses operate in three business segments: Industrial Products; Coatings, Sealants and Adhesives; and Specialty Chemicals.

Basis of Presentation

The combined financial statements have been prepared on a stand-alone basis and are derived from the underlying accounting records of the financial statements of the CSWI Businesses. The combined financial statements reflect the historical results of operations, financial position, and cash flows of the CSWI Businesses in conformity with U.S. generally accepted accounting principles (“US GAAP”).

The combined financial statements include all revenues, costs, assets, and liabilities directly attributable to the CSWI Businesses. Management believes the assumptions underlying such financial statements are reasonable. However, the combined financial statements may not include all of the expenses that would have been incurred had the CSWI Businesses been stand-alone during the periods presented and may not reflect the CSWI Businesses’ combined results of operations, financial position, and cash flows as a stand-alone company during the periods presented. All significant intercompany balances and transactions have been eliminated in combination.

Segment Reporting

The CSWI Businesses comply with the reporting requirements of Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting (“ASC 280”). Management measures and reviews segment performance for internal reporting purposes in accordance with the “management approach” defined in ASC 280.

During the fiscal years ended March 31, 2015, 2014 and 2013, the CSWI Businesses operated in three reportable business segments: Industrial Products, Coatings, Sealants and Adhesives and Specialty Chemicals. The products for all of these segments are distributed both domestically and internationally. The other segment information is included to reconcile segment data to the combined financial statements and includes assets and expenses primarily related to CapStar and corporate functions.

Use of Estimates

The preparation of these combined financial statements, in conformity with US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the combined financial statements and the amount of revenues and expenses during the reporting periods. The accounting estimates and judgments outlined below are critical because they can materially affect the CSWI Businesses’ operating results and financial condition, inasmuch as they require management to make subjective judgments. Many of these estimates include determinations of fair value. Management makes these estimates using the best information available at the time

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

the estimates are made. Actual results could differ materially from those estimates, and as a result, the accuracy of these estimates and the likelihood of future changes depend on a range of possible outcomes and a number of underlying variables, some which are beyond the CSWI Businesses’ control.

Functional Currency and Foreign Currency Translation and Transactions

Assets and liabilities of non-U.S. subsidiaries whose functional currency is not the U.S. dollar are translated at current exchange rates at the end of the period presented. Revenue and expense accounts are translated using an average rate for the period.

Translation gains and losses are not included in determining net income, but are reflected as a separate component of accumulated other comprehensive income (loss) within equity.

In addition, the CSWI Businesses have certain transactions that are settled in currencies other than the respective entity’s functional currency. Changes in the functional currency value of these assets and liabilities create fluctuations that result in gains or losses. The CSWI Businesses generally record foreign currency transaction gains and losses, realized and unrealized, in other income (expenses), net in the combined statements of operations. The CSWI Businesses recorded net foreign currency transaction losses of $0.3 million, $0.2 million and $0.1 million in the fiscal years ended March 31, 2015, March 31, 2014 and March 31, 2013, respectively.

Business Combinations

The CSWI Businesses allocates the fair value of consideration transferred in a business combination to the estimated fair value at the acquisition date of the tangible and intangible assets acquired and liabilities assumed. Acquisition costs are expensed as incurred. Any residual consideration is recorded as goodwill. The fair value of consideration includes cash, equity securities, other assets and contingent consideration. The CSWI Businesses remeasure the fair value of contingent consideration at each reporting period and any change in the fair value from either the passage of time or events occurring after the acquisition date, is recorded in earnings. The CSWI Businesses’ determination of the fair values of assets acquired and liabilities assumed requires the CSWI Businesses to make significant estimates, primarily with respect to intangible assets. These estimates can include, but are not limited to, cash flow projections for the acquired business, and the appropriate weighted-average cost of capital. The results of operations of the acquired business are included in the CSWI Businesses’ combined results of operations from the date of the acquisition.

Cash and Cash Equivalents

The CSWI Businesses consider all highly liquid instruments purchased with original maturities of three months or less and money market accounts to be cash equivalents. The CSWI Businesses maintain its cash and cash equivalents at financial institutions for which the combined account balances in individual institutions may exceed Federal Deposit Insurance Corporation (“FDIC”) insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The CSWI Businesses had deposits in domestic banks of $10.3 million and $8.7 million, of which $8.3 million and $6.5 million, at March 31, 2015 and 2014 respectively, were in excess of FDIC limits.

Cash and cash equivalent balances of $10.1 million and $6.7 million are held in foreign currencies in foreign banks at March 31, 2015 and 2014, respectively, of which $3.0 million exceeded insurance limits at March 31, 2015 and $4.2 million exceeded insurance limits at March 31, 2014.

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

Restricted Cash and Bank Time Deposits

Restricted cash includes compensating cash balances related to certain credit facilities and cash held in escrow related to real estate sales. Bank time deposits generally consist of certificates of deposit with original maturities of twelve months or less. Restricted cash totaled $2.4 million and $2.1 million as of March 31, 2015 and March 31, 2014, respectively.

Bank Time Deposits

Bank time deposits include investments with maturities of over three months that are redeemable within one year of the fiscal year end without significant penalty to the CSWI Businesses. The CSWI Businesses’ bank time deposits of $9.2 million and $14.3 million as of March 31, 2015 and 2014, respectively, are certificates of deposit. Of the $9.2 million of bank time deposits held at March 31, 2015, $6.5 million are fully insured by the province of Alberta, Canada or the Financial Services Compensation Scheme (U.K.).

Accounts Receivable

Accounts receivable reflects amounts billed to customers less trade discounts and an allowance for doubtful accounts. Management continually monitors accounts receivable from customers for collectability issues based on review of individual customer accounts, recent loss experience, current economic conditions and other pertinent factors.

The CSWI Businesses estimate a bad debt reserve under the allowance method. Using payment history in light of current economic conditions, management examines the status of customer accounts on the aged accounts receivable report. With this information, management estimates an appropriate allowance for doubtful accounts. Accounts receivable are written off when it is determined that the receivable will not be collected. Additions to bad debt reserves totaled $1.5 million, $0.1 million and $0.2 million for the fiscal years ended March 31, 2015, March 31, 2014 and March 31, 2013, respectively. Write-offs totaled approximately $0.1 million, $0 and $0.1 million for the fiscal years March 31, 2015, March 31, 2014 and March 31, 2013, respectively. Bad debt reserves were $1.7 million, $0.1 million and $0.2 million as of March 31, 2015, March 31, 2014 and March 31, 2013, respectively.

Inventories

Inventories are stated at the lower of cost or market and include raw materials, supplies, direct labor, and manufacturing overhead. Cost is determined using the last-in, first-out (“LIFO”) method for valuing inventories of the CSWI Businesses’ primary domestic operations. The CSWI Businesses’ foreign subsidiaries use either the first-in, first out method or the weighted average cost method to value inventory. Foreign inventories represent approximately 10.1% and 11.9% of total inventories as of March 31, 2015 and March 31, 2014, respectively. A portion of foreign inventories is attributable to inventory consigned to third parties to be sold abroad.

Reserves are provided for slow-moving or excess and obsolete inventory based on the difference between the cost of the inventory and its net realizable value and by reviewing quantities on hand in comparison to historical and expected future usage. In estimating the reserve for excess or slow moving inventory, management considers factors such as product aging, current and future customer demand and market conditions.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the individual assets. Repairs and maintenance costs are expensed as incurred, and

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

significant improvements are capitalized and depreciated. When property, plant and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in the determination of operating income. Interest on loans directly related to the construction and development of the CSWI Businesses’ properties and facilities is capitalized until such time that the asset is substantially complete and ready for its intended use. The CSWI Businesses review property, plant and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of identifiable net assets acquired in a business combination. The CSWI Businesses test goodwill at least annually for impairment. The CSWI Businesses first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Qualitative assessments use an evaluation of events and circumstances such as macroeconomic conditions, industry and market considerations, cost factors, financial performance factors, entity specific events, and changes in carrying value to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill.

If a reporting unit fails the qualitative assessment, then valuation models and other relevant data are used to estimate the reporting unit’s fair value. The valuation models require the input of subjective assumptions. The CSWI Businesses use an income approach for impairment testing of goodwill and indefinite lived intangible assets, using a discounted cash flow method. Estimates of future revenue and expense are made for five years, growth estimates are made to calculate terminal value, and a discount rate is used that approximates the CSWI Businesses’ weighted average cost of capital. The CSWI Businesses perform qualitative or quantitative assessments to test asset carrying values for impairment at January 31, which is the annual impairment testing date. No impairment loss was recognized as a result of the impairment tests for the fiscal year ended March 31, 2015.

Intangible Assets

The CSWI Businesses have intangible assets consisting of patents, trademarks, customer lists, non-compete agreements and organization costs. Definite-lived intangible assets are assessed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. In addition, the CSWI Businesses have other trademarks and license agreements which are considered to have indefinite lives. The CSWI Businesses review these intangible assets at least annually for impairment, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Significant assumptions used in the impairment test include the discount rate, royalty rate, future projections and terminal value growth rate. These inputs are considered non-recurring level three inputs within the fair value hierarchy. An impairment loss would be recognized when estimated future cash flows are less than their carrying amount. The CSWI Businesses recorded an impairment of intangible assets of $0.7 million and $1.3 million for the fiscal years ended March 31, 2015 and March 31, 2014, respectively.

Property Held for Investment

One of the CSWI Businesses holds and manages certain excess non-operating properties. Properties are disposed of as opportunities arise to maximize value. Properties are valued as lower of cost or market.

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

Fair Value Measurements

US GAAP establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets and liabilities and the lower priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Level 2—Quoted prices for similar assets and liabilities in active markets; quoted prices included for identical or similar assets and liabilities that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. These are typically obtained from readily-available pricing sources for comparable instruments.

Level 3—Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own beliefs about the assumptions that market participants would use in pricing the asset or liability based on the best information available in the circumstances.

“Fair Value Measurements,” Note 12 identifies the CSWI Businesses’ assets and liabilities that are required to be measured at fair value on a recurring basis and where it is classified within the fair value hierarchy. Management believes the carrying value of its financial instruments which include cash and cash equivalents, restricted cash, receivables, accounts payable and accrued liabilities and long-term debt approximate their respective fair values because of the short term maturities of those instruments.

Derivative Instruments and Hedge Accounting

The CSWI Businesses enter into derivative financial arrangements such as interest rate swaps to hedge interest rate risk associated with its long-term debt. The CSWI Businesses account for derivative financial instruments in accordance with ASC Topic 815, Derivatives and Hedging, and record all derivatives as either assets or liabilities on the combined balance sheet measured at estimated fair value. The recognition of these changes in fair value depends on the intended use of the derivatives and resulting designation. The CSWI Businesses record the changes in fair value of derivative instruments, which do not qualify and therefore are not designated for hedge accounting, in the combined statement of operations. If it is determined that they do qualify for hedge accounting treatment, the following is a summary of the impact on the CSWI Businesses’ combined financial statements:

•	For designated cash flow hedges, the effective portion of the changes in the fair value of derivatives is recorded in accumulated other comprehensive (loss) income and subsequently recorded in interest expense in the combined statement of operations at the time the hedged item affects earnings.

•	For designated cash flow hedges, the ineffective portion of a hedged derivative instrument’s change in fair value is immediately recognized in interest expense in the combined statement of operations.

Retirement Plans

Certain of the CSWI Businesses participate in a qualified defined benefit pension plan sponsored by Capital Southwest which covers substantially all of their domestic employees. Those CSWI Businesses record on their financial statements annual amounts relating to the defined benefit pension plan based on calculations which include various actuarial assumptions such as discount and mortality rates and assumed rates of return. Material changes in pension costs may occur in the future due to changes in the discount or mortality rate, changes in the expected long-term rate of return, changes in levels of contributions to the plans and other factors. The funded

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

status is the difference between the fair value of plan assets and the benefit obligation. The applicable CSWI Businesses recognize changes in the funded status of postretirement defined benefit plans in equity in the year in which the changes occur and measure postretirement defined benefit plan assets and obligations as of the date of the CSWI Businesses’ fiscal year-end. The CSWI Businesses presently use March 31 as the measurement date for its defined benefit plan. The qualified defined benefit pension plan is closed to any employees hired or re-hired on or after January 1, 2015.

Certain of the CSWI Businesses participate in an unfunded retirement restoration plan which is a non-qualified plan that provides for the payment to participating employees, upon retirement, the difference between the maximum annual payment permissible under the qualified retirement plan pursuant to federal limitations and the amount which would otherwise have been payable under the qualified plan in the absence of those limitations.

A subsidiary of the CSWI Businesses has a 401 (k) plan covering substantially all of its employees. The subsidiary contributes to the plan at management’s discretion.

A foreign subsidiary of the CSWI Businesses has a defined benefit pension plan covering substantially all of its employees. The plan is subject to actuarial revaluation every three years.

Equity

The CSWI Businesses’ equity is comprised of common stock, preferred stock, treasury stock and retained earnings and accumulated other comprehensive income. Treasury stock is held by Balco, Inc. Shares issued for all years presented are as follows:

Company	Type of Stock	Shares Authorized	Shares Issued	Par Value Per share
Balco, Inc.	Common stock	1,939,080	445,000	$.010
Balco, Inc.	Class B non-voting common stock	60,920	60,920	$.010
CapStar Holdings Corporation	Common stock	4,000,000	500	$.001
CapStar Holdings Corporation	Preferred stock	3,000,000	1,000,000	$.001
The RectorSeal Corporation	Common stock	1,000,000	27,907	$.010
The Whitmore Manufacturing Company	Common stock	1,000	80	$.010

Revenue Recognition

The CSWI Businesses generally recognize revenue upon shipment of product, at which time title passes to the customer. Net revenues represent gross revenues invoiced to customers less certain related charges for contractual discounts or rebates. Shipping and handling fees billed to customers are included in net revenues, while other shipping and handling costs are expensed as incurred and included in selling and distribution expenses in the accompanying combined statements of operations.

Research and Development

Research and development costs are expensed when incurred. Research and development costs were $5.7 million, $5.5 million, and $4.3 million for the fiscal years ended March 31, 2015, March 31, 2014, and March 31, 2013, respectively.

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The CSWI Businesses recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. The CSWI Businesses did not recognize any uncertain tax positions as of or for the fiscal years ended March 31, 2015, March 31, 2014, or March 31, 2013. The CSWI Businesses’ policy is to classify interest in the financial statements as interest expense and classify penalties as other expense.

2. RECENT ACCOUNTING PRONOUNCEMENTS

Standards to be Implemented

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers, which updated the guidance in ASC Topic 606, Revenue Recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the entity satisfies a performance obligation. The proposed effective date of ASU 2014-09 is annual reporting periods beginning after December 15, 2017, and the interim periods within that year. The CSWI Businesses are evaluating the impact that the adoption of ASU 2014-09 will have on the CSWI Businesses’ combined financial statements.

The proposed new effective date guidance will allow early adoption for all entities as of the original effective date for public business entities, which was annual reporting periods beginning after December 15, 2016, and the interim periods within that year. Early adoption by public business entities was not permitted under the original effective date guidance.

3. BUSINESS COMBINATIONS

On January 2, 2015, one of the CSWI Businesses acquired selected assets and the SureSeal brand from SureSeal Manufacturing in Tacoma, Washington for $3.2 million with potential contingent consideration due in the future based on meeting certain financial metrics. SureSeal Manufacturing produces and distributes SureSeal waterless floor drain trap seals. The SureSeal product line will continue to be produced by the seller, renamed Specialty Plumbing Products, in its Tacoma production facilities. The excess of the purchase price over the fair value of the identifiable assets acquired was $4.6 million of which $4.5 million was allocated to goodwill and $0.1 million towards non-compete agreements. The identifiable assets included patents of $0.6 million, trademarks and names of $0.9 million, customer lists of $1.8 million and plant equipment of $0.2 million. Customer lists are being amortized over a 10-year period, the non-compete is being amortized over five years and the patents are being amortized over 15 years, while trademarks and goodwill are not being amortized. The

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

purchase was structured as an asset acquisition, and funded from borrowings of $2.9 million and $0.3 million from available cash. In addition, the CSWI Businesses are scheduled to pay the remainder of the purchase price with two future payments. The deferred payments are scheduled to be paid January 2, 2018 and January 2, 2021. As required by FASB ASC 805, Business Combinations (“ASC 805”), the CSWI Businesses remeasure the liability to equal current fair value at the end of each accounting period. As of March 31, 2015, the deferred payments are valued at $5.1 million and are included in other long-term liabilities. The valuation was based on level 3 inputs. Revenues for the period from acquisition through March 31, 2015 were approximately $0.5 million.

In January 2014, one of the CSWI Businesses acquired the assets of Resource Conservation Technologies, Inc. for $18.5 million to enhance product offerings to the HVAC market. The fair value of assets acquired include fixed assets of $0.1 million, a non-compete agreement of $0.1 million and other intangibles of $18.3 million. The fair value of identified intangible assets included customer lists of $5.8 million, trademarks of $1.7 million, patents of $2.3 million. The residual amount of $8.5 million was allocated to goodwill, all of which will be deductible for income tax purposes. Customer lists are being amortized over a 10-year period, the non-compete is being amortized over five years and the patents are being amortized over five to 16 years, while trademarks and goodwill are not being amortized. The purchase was structured as an acquisition, and funded from borrowings of $18.3 million with the remainder funded from available cash.

Subsequent to March 31, 2015, one of the CSWI Businesses acquired the assets of Strathmore Products, Inc. (“Strathmore”). For additional information regarding this acquisition, see “Subsequent Events,” Note 23.

4. INVENTORIES

Inventories consist of the following:

	As of March 31,
	(In thousands)
	2015	2014
Raw materials and supplies	$21,790	$22,043
Work in process	3,766	3,115
Finished goods	25,372	19,895

Total inventories	50,928	45,053
Less LIFO reserve	(5,456)	(5,740)
Less obsolescence reserve	(157)	(202)

Total inventories, net	$45,315	$39,111

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net, consist of the following:

		As of March 31,
	Estimated useful lives (years)	(In thousands)
		2015	2014
Land improvements	5-40	$2,129	$2,487
Buildings and improvements	7-40	42,191	43,505
Plant, office and lab equipment	5-40	62,358	58,157

		106,678	104,149
Less: accumulated depreciation		(52,954)	(49,779)

		53,724	54,370
Land		1,242	1,481
Construction in progress		1,871	3,617

Property, plant and equipment, net		$56,837	$59,468

Depreciation of property, plant and equipment was $5.9 million, $5.2 million, and $3.9 million for the fiscal years ended March 31, 2015, 2014, and 2013, respectively. Of these amounts, cost of revenues includes $3.9 million, $3.2 million and $3.0 million for the fiscal years ended March 31, 2015, 2014 and 2013, respectively.

6. GOODWILL

Changes in the carrying amount of the CSWI Businesses’ goodwill, in total and by reportable segment, for the fiscal years ended March 31, 2015 and 2014 were as follows:

	Total	Industrial Products	Coatings, Sealants and Adhesives	Specialty Chemicals
(In thousands)
Balance at March 31, 2013	$24,414	$20,299	$921	$3,194
Goodwill—Resource Conservation Technologies	8,544	8,544	—	—
Goodwill—Foreign currency translation and other	2,360	2,153	(1)	208

Balance at March 31, 2014	$35,318	$30,996	$920	$3,402
Goodwill—SureSeal	4,502	4,502	—	—
Goodwill—Foreign currency translation and other	825	825

Balance at March 31, 2015	$40,645	$36,323	$920	$3,402

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

7. INTANGIBLE ASSETS

Intangible assets consist of the following:

	As of March 31,
	(In thousands)
	2015	2014
Intangible assets subject to amortization:
Patents	$14,188	$13,663
Customer lists and amortized trademarks	37,034	34,936
Non-compete agreements	2,138	2,158
Other	513	596

	53,873	51,353

Less accumulated amortization:
Patents	$(7,511)	$(6,778)
Customer lists and trademarks	(11,420)	(8,225)
Non-compete agreements	(1,719)	(1,502)
Other	(231)	(186)

	(20,881)	(16,691)

Indefinite-lived intangible assets:
Trademarks and license agreements	8,005	6,653

Total intangible assets, net	$40,997	$41,315

Amortization expense for the years ended March 31, 2015, 2014 and 2013 was $4.6 million, $3.9 million and $2.8 million, respectively. The following table shows the estimated future amortization for intangible assets for the next five years ending March 31:

(In thousands)
2016	$4,418
2017	4,490
2018	4,406
2019	3,556
2020	3,299

8. ACCRUED EXPENSES

Accrued expenses consist of the following:

	As of March 31,
	(In thousands)
	2015	2014
Salaries, vacation and related benefits	$7,684	$6,876
Pension and employee compensation plans	1,494	1,780
Rebates and marketing agreements	1,515	1,315
Commissions	1,157	1,199
Taxes	502	788
Other accrued expenses	2,301	2,869

Total accrued expenses	$14,653	$14,827

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

9. LONG-TERM DEBT

Debt consists of the following:

	As of March 31,
	(In thousands)
	2015	2014
RectorSeal line of credit	$13,000	$20,600
Whitmore line of credit	—	4,333
Whitmore term loan	13,704	12,164
Whitmore acquisition term loan	—	8,000

	26,704	45,097
Less current portion	(13,561)	(13,764)

	$13,143	$31,333

Subsequent to March 31, 2015, one of the CSWI Businesses acquired the assets of Strathmore. In connection with this acquisition, one of the CSWI Businesses incurred $70.0 million of indebtedness to fund the acquisition. For additional information regarding the acquisition, see “Subsequent Events,” Note 23.

RectorSeal Line of Credit

As of March 31, 2015, RectorSeal had a $25.0 million secured line of credit with a bank available for acquisitions and general corporate purposes. The line of credit matures on July 31, 2015. Borrowings under the line of credit bear interest at a variable annual rate of either one month LIBOR plus 1.5% or 0.75% less than the bank floating rate. The line of credit is secured by accounts receivable, inventory, equipment, investments, and other assets of RectorSeal (excluding its subsidiaries). The agreement contains certain restrictive covenants requiring RectorSeal to maintain a minimum tangible net worth (excluding its subsidiaries). RectorSeal has been in compliance with all covenants as set forth in the loan agreement for the fiscal year ended March 31, 2015. As of March 31, 2015 and March 31, 2014, RectorSeal had $13.0 million and $20.6 million, respectively, in outstanding borrowings under the line of credit. As of March 31, 2015 and March 31, 2014, the weighted average interest rate on outstanding borrowings was 1.77%.

Whitmore Line of Credit

As of March 31, 2015, Whitmore had a $12.0 million secured line of credit with a bank available for general corporate purposes. The line of credit matures on March 31, 2019. Borrowings under the line of credit bear interest at a variable annual rate of 0.5% less than the bank floating rate. As of March 31, 2014, Whitmore had outstanding borrowings of $4.3 million under the line of credit. Whitmore repaid the entire balance during the quarter ended December 31, 2014. As of March 31, 2015, Whitmore had no outstanding borrowings under the line of credit. As of March 31, 2015 and March 31, 2014, the interest rate on outstanding borrowings was 2.75%.

Whitmore Capital Expenditure Line of Credit

As of March 31, 2015, Whitmore had a $3.0 million secured line of credit with a bank available for the purchase of capital assets. The line of credit matured on March 31, 2015. Borrowings under the line of credit bear interest at a variable annual rate of 0.5% less than the bank floating rate. As of March 31, 2015 and 2014, Whitmore had no outstanding borrowings under the line of credit.

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

Whitmore Term Loan

As of March 31, 2015, Whitmore had a secured term loan outstanding related to a newly constructed warehouse and corporate office building and the remodel of an existing manufacturing and research and development facility. The term loan matures on July 31, 2029. Borrowings under the term loan bear interest at a variable annual rate equal to one month LIBOR plus 2.0%. As of March 31, 2015 and 2014, Whitmore had $13.7 million and $12.2 million, respectively, in outstanding borrowings under the term loan. Whitmore has entered into an interest rate swap agreement with respect to 100% of the outstanding principal amount to hedge against interest rate risk. As of March 31, 2015 and March 31, 2014, the interest rate on outstanding borrowings was 2.17% and 3.25%, respectively.

As of March 31, 2014, Whitmore had a term loan outstanding to support its acquisition of Oil Safe. Borrowings under the term loan bear interest at a variable annual rate of 0.5% less than the bank floating rate. As of March 31, 2014, Whitmore had an outstanding principal balance of $8.0 million under the term loan which was paid off in equal quarterly installments of $0.4 million starting in June 2014 and voluntarily paid in full in October 31, 2014 before the original maturity date of March 31, 2019. As of March 31, 2014, the interest rate on outstanding borrowings was 2.75%

The Whitmore lines of credit and term loan are secured by the Whitmore property referenced above and other assets of Whitmore. The agreement contains certain restrictive covenants requiring Whitmore to maintain a minimum fixed charge coverage ratio and a maximum leverage ratio. Whitmore has been in compliance with all covenants as set forth in the loan agreement for the fiscal year ended March 31, 2015.

Balco Line of Credit

As of March 31, 2015, Balco had a $1.5 million unsecured revolving line of credit with a bank available for working capital purposes. The line of credit matures on October 29, 2015. Borrowings under the line of credit bear interest at a variable annual rate of 0.5% less than prime, with a floor of 3.75%. The agreement does not contain any financial covenants. As of March 31, 2015 and 2014, Balco had no outstanding borrowings under the line of credit.

Future Minimum Debt Payments

Future minimum payments on long-term debt at March 31, 2015 were as follows:

(In thousands)
2016	$13,561
2017	561
2018	561
2019	561
2020	561
Thereafter	10,899

Total	$26,704

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

10. LEASES

The CSWI Businesses have entered into non-cancelable operating leases with initial terms in excess of one year for manufacturing and office facilities. The leases expire at various times through 2068. Future minimum lease payments under these leases for fiscal years ending March 31 are as follows:

(In thousands)	Operating Leases	Sublease Income	Total
2016	$2,283	$409	$1,874
2017	1,075	341	734
2018	640	344	296
2019	549	260	289
2020	502	—	502
Thereafter	1,216	—	1,216

Future minimum obligations	$6,265	$1,354	$4,911

Sublease income was $0.4 million, $0.1 million and $0 for the fiscal years ended March 31, 2015, 2014 and 2013, respectively.

Rental expense under operating leases was $2.4 million, $2.1 million and $1.9 million for the fiscal years ended March 31, 2015, 2014 and 2013, respectively.

11. DERIVATIVE INSTRUMENTS AND HEDGE ACCOUNTING

One of the CSWI Businesses entered into an interest rate swap agreement during 2015 with its bank for a portion of its floating rate debt. The agreement provided for a monthly net interest settlement based on a fixed rate of 2.88% on a notional amount of $14.0 million at inception. The agreement expires July 31, 2029. Under the agreement, this CSWI Business paid or received the net interest amount monthly. At March 31, 2015 and March 31, 2014, the fair value of the interest rate swap was a liability of $1.2 million and $0, respectively, recorded in accounts payable and accrued expenses and other long-term liabilities in the accompanying combined balance sheets. The interest rate swap has been designated as a cash flow hedge. The effective portion of the loss is reported as a component of accumulated other comprehensive income. There was no hedge ineffectiveness at March 31, 2015. Changes in fair value are reclassified from accumulated other comprehensive income into earnings in the same period that the hedged item affects earnings.

If, at any time, the swap is determined to be ineffective, in whole or in part, due to changes in the interest rate swap or underlying debt agreements, the fair value of the portion of the swap determined to be ineffective will be recognized as a gain or loss in the statement of income for the applicable period.

The CSWI Businesses had no derivative financial instruments with credit-risk-related contingent features underlying the agreements as of March 31, 2015 and March 31, 2014.

12. FAIR VALUE MEASUREMENTS

The CSWI Businesses’ assets and liabilities measured at fair value on a recurring basis is as follows:

(In thousands)	As of March 31, 2015	Level 1	Level 2	Level 3
Bank time deposits	$9,248	$9,248	$—	$—
Interest rate swap	$(1,206)	$—	$(1,206)	$—
Marketable securities	$51	$51	$—	$—

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

	As of March 31, 2014	Level 1	Level 2	Level 3
Bank time deposits	$14,264	$14,264	$—	$—
Marketable securities	$51	$51	$—	$—

13. RETIREMENT PLANS

Certain of the CSWI Businesses participate in a qualified defined benefit pension plan which covers substantially all of their U.S. employees. The following information about the plan only represents amounts and information related to the CSWI Businesses’ participation in the plan and is presented as though the CSWI Businesses sponsored a single-employer plan. Benefits are based on years of service and an average of the highest five consecutive years of compensation during the last ten years of employment. The qualified defined benefit pension plan is closed to any employees hired or re-hired on or after January 1, 2015.

The funding policy of the plan is to contribute annual amounts that are currently deductible for federal income tax purposes. No contributions were made in the fiscal year ended March 31, 2015, 2014 and 2013.

The following tables set forth the CSWI Businesses’ portion of the plan’s net pension expense, benefit obligation, fair value of plan assets, and amounts recognized in the CSWI Businesses combined financial statements:

	As of March 31,
	(In thousands)
	2015	2014	2013
Net pension expense:
Service cost—benefits earned during the year	$3,039	$2,965	$2,413
Interest cost on projected benefit obligation	2,513	2,066	2,066
Expected return on assets	(2,406)	(2,115)	(1,871)
Net amortization and deferral	58	363	233

Net pension expense	$3,204	$3,279	$2,841

Change in benefit obligations:
Benefit obligation at beginning of year	$50,343	$45,936	$40,381
Service cost	3,039	2,965	2,413
Interest cost	2,513	2,066	2,066
Actuarial loss	9,033	197	1,807
Benefits paid	(914)	(821)	(731)

Benefit obligation at end of year	$64,014	$50,343	$45,936

Change in plan assets:
Fair value of plan assets at beginning of year	$42,124	$35,802	$29,933
Actual return on plan assets	1,877	7,143	6,600
Benefits paid	(914)	(821)	(731)

Fair value of plan assets at end of year	$43,087	$42,124	$35,802

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

The following table sets forth the qualified plan’s funded status and amounts recognized in the CSWI Businesses’ combined balance sheets at March 31:

	As of March 31,
	(In thousands)
	2015	2014	2013
Actuarial present value of benefit obligations:
Accumulated benefit obligations	$(50,081)	$(39,967)	$(36,594)

Projected benefit obligation for service rendered to date	$(64,015)	$(50,344)	$(45,936)
Plan assets at fair value*	43,087	42,124	35,802

Unfunded status at end of year	$(20,928)	$(8,220)	$(10,134)

Unrecognized net (gain) loss from past experience different from assumed and effects of changes on assumptions	$7,659	$(1,104)	$2,339
Unrecognized prior service credit	(429)	(485)	(541)
Additional liability per ASC 715-30	(21,864)	(5,093)	(11,272)
Additional other comprehensive loss (before tax)	(6,294)	(1,538)	(660)

Accrued pension cost included in retirement benefits payable	$(20,928)	$(8,220)	$(10,134)

*	Primarily equities and bonds including approximately 238,252 shares of common stock of Capital Southwest.

The CSWI Businesses participate in an unfunded retirement restoration plan which is a non-qualified plan that provides for the payment to participating employees, upon retirement, the difference between the maximum annual payment permissible under the qualified retirement plan pursuant to federal limitations and the amount which would otherwise have been payable under the qualified plan.

The following table sets forth the restoration plan’s benefit obligations at March 31:

	As of March 31,
	(In thousands)
	2015	2014	2013
Change in benefit obligation:
Benefit obligation at beginning of year	$1,213	$842	$600
Service cost	66	65	16
Interest cost	66	61	42
Actuarial gain	176	245	184

Benefit obligation at end of year	$1,521	$1,213	$842

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

The following table sets forth the funded status of the restoration plan and the amounts recognized in the CSWI Businesses’ combined balance sheets at March 31:

	As of March 31,
	(In thousands)
	2015	2014	2013
Projected benefit obligation	$(1,521)	$(1,213)	$(842)
Fair value of plan assets	—	—	—

Unfunded status at end of year	$(1,521)	$(1,213)	$(842)

Unrecognized net loss (gain) from past experience different from that assumed and effects of changes in assumptions	$738	$788	$299
Unrecognized prior service costs	36	46	56
Additional liability per ASC 715-30	(2,295)	(2,047)	(1,197)

Accrued pension cost, included in retirement benefits payable	$(1,521)	$(1,213)	$(842)

The expense recognized during the fiscal year ended March 31, 2015, March 31, 2014, and March 31, 2013 related to the retirement restoration plan was $0.2 million, $0.1 million, and $0.1 million, respectively.

The following assumptions were used in estimating the actuarial present value of the projected benefit obligation of both plans for the year ended March 31:

	As of March 31,
	2015	2014	2013
Discount rate	4.25%	5.00%	4.50%
Rate of compensation increases	5.00%	5.00%	5.00%

The following assumptions were used in estimating the net periodic expense of both plans for the year ended March 31:

	As of March 31,
	2015	2014	2013
Discount rate	5.00%	4.50%	5.25%
Expected return on plan assets	7.00%	7.00%	6.50%
Rate of compensation increases	5.00%	5.00%	5.00%

The expected rate of return on assets assumption was determined based on the anticipated performance of the various asset classes in the plans’ portfolio and the allocation of assets to each class. The anticipated asset class return is developed using historical and predicted asset return performance, considering the investments underlying each asset class and expected investment performance based on forecasts of inflation, interest rates and market indices for fixed income and equity securities.

The current target allocations for managed plan assets are 25% - 43% equity, 40% - 65% for fixed income, and 5% - 15% for alternatives.

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

The CSWI Businesses’ qualified pension plan asset allocations as a percentage of plan assets at March 31 are as follows:

	As of March 31,
	2015	2014	2013
Equity securities	57.85%	83.50%	78.80%
Fixed income securities	35.74%	11.90%	14.50%
Other	2.91%	—	—
Cash and cash equivalents	3.50%	4.60%	6.70%

Total	100.00%	100.00%	100.00%

The following table sets forth the fair value of the pension plan investment portfolio assets by level as of March 31, 2015:

(In thousands)	Total	Level 1	Level 2
Asset category
Equity securities(a)	$24,928	$13,647	$11,281
Fixed income securities(b)	15,400	1,488	13,912
Other(c)	1,252	754	498
Cash and cash equivalents	1,507	1,507	—

Total	$43,087	$17,396	$25,691

(a)	This category includes investment in equity securities of large, medium and small companies and equity investments in foreign companies. Mutual funds included in this category are valued using the net asset value per unit as of the valuation date. These investments include shares of Capital Southwest common stock. At March 31, 2015, Capital Southwest common stock represented 17.7% of the fair value of the plan assets.
(b)	This category includes investments in investment grade fixed income instruments, primarily U.S. government obligations.
(c)	This category includes investments in commodity linked and real estate funds within the U.S.

There were no plan assets valued using significant unobservable inputs (Level 3) as of March 31, 2015.

The following table sets forth the fair value of the pension plan investment portfolio assets by level as of March 31, 2014:

(In thousands)	Total	Level 1	Level 2
Asset category
Equity securities(a)	$35,175	$22,966	$12,209
Fixed income securities(b)	4,989	—	4,989
Other	—	—	—
Cash and cash equivalents	1,960	1,960	—

Total	$42,124	$24,926	$17,198

(a)	This category includes investment in equity securities of large, medium and small companies and equity investments in foreign companies. Mutual funds included in this category are valued using the net asset value per unit as of the valuation date. These investments include shares of Capital Southwest common stock. At March 31, 2014, Capital Southwest common stock represented 20.3% of the fair value of the plan assets.
(b)	This category includes investments in investment grade fixed income instruments, primarily U.S. government obligations.

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

There were no plan assets valued using significant unobservable inputs (Level 3) as of March 31, 2014.

The following table sets forth the fair value of the pension plan investment portfolio assets by level as of March 31, 2013:

(In thousands)	Total	Level 1	Level 2
Asset category
Equity securities(a)	$28,285	$18,856	$9,429
Fixed income securities(b)	5,143	—	5,143
Other	—	—	—
Cash and cash equivalents	2,374	2,374	—

Total	$35,802	$21,230	$14,572

(a)	This category includes investment in equity securities of large, medium and small companies and equity investments in foreign companies. Mutual funds included in this category are valued using the net asset value per unit as of the valuation date. These investments include shares of Capital Southwest common stock. At March 31, 2013, Capital Southwest common stock represented 19.9% of the fair value of the plan assets.
(b)	This category includes investments in investment grade fixed income instruments, primarily U.S. government obligations.

There were no plan assets valued using significant unobservable inputs (Level 3) as of March 31, 2013.

Following are the expected qualified pension plan and the restoration plan benefit payments for the next five years and in the aggregate for the fiscal years ending March 31, 2021-2025:

(In thousands)	Qualified Plan	Restoration Plan
2016	$1,440	$75
2017	1,743	88
2018	1,991	92
2019	2,256	106
2020	2,531	108
2021—2025	16,121	557

Total	$26,082	$1,026

One of the CSWI Businesses has a 401(k) plan covering substantially all of its employees. Contributions to this 401 (k) plan are made at management’s discretion. The employer contributions amounted to $0.1 million for each of the fiscal years ended March 31, 2015, 2014 and 2013, respectively.

A foreign subsidiary of the CSWI Businesses has a defined benefit plan covering substantially all of its employees. Total pension expense was $0.2 million for each of the fiscal years ended March 31, 2015, 2014 and 2013. The plan is subject to actuarial revaluation every three years. The plan had funding in excess of plan liabilities of $0.3 million, $0.3 million and $0.4 million at March 31, 2015, 2014 and 2013, respectively. Contributions of $0.2 million, $0.1 million and $0.2 million were made during the fiscal years ended March 31, 2015, 2014 and 2013, respectively.

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

14. EMPLOYEE STOCK OWNERSHIP PLAN

The CSWI Businesses sponsor a qualified, non-leveraged employee stock ownership plan (the “ESOP”) in which all domestic employees are eligible to participate following the completion of one year of service. The ESOP provides annual discretionary contributions of up to the maximum amount that is deductible by the CSWI Business under the Code. Contributions to the ESOP are invested in Capital Southwest common stock. A participant’s interest in contributions to the ESOP fully vests after three years of credited service or upon retirement, permanent disability (each, as defined in the plan document) or death. ESOP expense is fully included in general and administrative expenses in the combined statements of operations. During the fiscal years ended March 31, 2015, 2014 and 2013, the CSWI Businesses recorded contributions to the ESOP of $1.6 million, $2.3 million and $2.0 million, respectively. The number of shares held under the ESOP was 929,600, 898,177 and 362,133 for the fiscal years ended March 31, 2015, 2014 and 2013, respectively.

15. CASH INCENTIVE AWARDS

The CSWI Businesses have historically issued incentive awards to several of their key employees based on an increase in Net Asset Value (“NAV”). Each recipient is entitled to the appreciation in NAV over the established period, as long as the key employee is employed by one of the CSWI Businesses. The duration of these incentive awards is approximately five years from date of grant.

More recently, the CSWI Businesses have issued incentive awards to several of their key employees based on an increase in earnings before interest, income tax expense, depreciation and amortization (“EBITDA”). Each recipient is entitled to an established rate multiplied by the excess of positive “Annual EBITDA” over the established “Base EBITDA.” To receive the incentive award, recipients generally must remain employed by one of the CSWI Businesses. The duration of these incentive awards is approximately five years from date of grant.

The incentive awards were accounted for as compensation expense in the amount of $1.1 million, $1.2 million and $0.7 million for the fiscal years ended March 31, 2015, 2014 and 2013, respectively. The outstanding liability was $0.9 million and $1.5 million at March 31, 2015 and 2014, respectively. The liability consists of long-term liabilities amounting to $0.4 million and $0.1 million at March 31, 2015 and 2014, respectively, while the remainder is classified within current liabilities. Payments in the amount of $1.7 million and $1.1 million were made during the fiscal years ended March 31, 2015 and 2014, respectively.

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

16. INCOME TAXES

Income tax expense consists of the following (in thousands):

	Current	Deferred	Total
Fiscal year ended March 31, 2015
U.S. Federal	$14,920	$(1,848)	$13,072
State and local	933	3	936
Foreign	1,637	(422)	1,215

Total income tax expense	$17,490	$(2,267)	$15,223

	Current	Deferred	Total
Fiscal year ended March 31, 2014
U.S. Federal	$11,570	$(567)	$11,003
State and local	475	(74)	401
Foreign	1,374	16	1,390

Total income tax expense	$13,419	$(625)	$12,794

	Current	Deferred	Total
Fiscal year ended March 31, 2013
U.S. Federal	$10,755	$(1,781)	$8,974
State and local	488	82	570
Foreign	1,164	(1)	1,163

Total income tax expense	$12,407	$(1,700)	$10,707

Income tax expense differed from the amounts computed by applying the U.S. federal statutory income tax rate of 35% to income before income taxes as a result of the following (in thousands):

	2015	2014	2013
Computed tax expense at statutory rate	$15,727	$13,225	$11,742
Increase (reduction) in income taxes resulting from:
State and local income taxes, net of federal benefit	569	205	324
Permanent differences	529	542	(290)
Domestic production activity deduction	(817)	(719)	(637)
Foreign rate differential	(75)	(168)	(135)
Difference in U.S. rate	(45)	108	—
Property, plant and equipment adjustment	—	—	(301)
Other, net	(665)	(399)	4

Total income tax expense	$15,223	$12,794	$10,707

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31 are presented below (in thousands):

	2015	2014
Current deferred taxes:
Compensated absences	$468	$421
Inventory obsolescence and Section 263A of the Code	1,540	1,773
Accrued expenses	138	160
Other, net	567	93

Total current deferred tax assets	2,713	2,447
Non-current deferred taxes:
Property, plant and equipment	(4,239)	(4,346)
Pension gain	3,713	2,224
Goodwill	(653)	(412)
Intangible assets	(820)	(816)
Employee benefits	2,129	1,723
Investment in limited partnership	(38)	(38)
Deferred compensation	226	513
1031 Exchanges	(460)	(267)
Retirement benefits payable	2,528	(12)
Other, net	552	(47)

Total non-current deferred tax assets (liabilities)	2,938	(1,478)

Net deferred tax asset	$5,651	$969

No provision is made for U.S. income and foreign withholding taxes applicable to undistributed earnings of certain foreign entities since these earnings are considered to be permanently reinvested.

As a member of a controlled group, the CSWI Businesses are apportioned part of the federal tax bracket where $10.0 million is taxed at 34%. Open tax years include years after 2011 for federal tax, years after 2010 and 2012 for various state jurisdictions, and years after 2009 and 2011 for various foreign jurisdictions.

17. FOREIGN OPERATIONS

The CSWI Businesses have operations in Canada, Australia and the U.K. Certain financial information relating to the foreign operations is as follows (in thousands):

	As of March 31,
	2015	2014	2013
Net revenues	$24,726	$25,315	$21,615
Net income	4,597	5,257	4,116
Identifiable assets	36,856	38,771	36,396

18. PROPERTY SALES

During the fiscal year ended March 31, 2015, the CSWI Businesses completed the sale of all real estate holdings in Oakland, California for $3.5 million, less closing costs of $0.2 million, which resulted in a gain of $0.2 million. In addition, the CSWI Businesses sold a building and three acres of land to a third party for $6.3 million, which resulted in a gain of $0.7 million.

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

19. RELATED PARTY TRANSACTIONS

The CSWI Businesses paid $0.5 million in management fees for the fiscal years ended March 31, 2015, March 31, 2014, and March 31, 2013 to a management company subsidiary of Capital Southwest for services rendered during each respective fiscal year. These amounts are presented in general and administrative expenses in the combined statements of operations.

The CSWI Businesses paid $8.3 million, $8.7 million, and $6.9 million in dividends to its shareholder, Capital Southwest, during the fiscal years ended March 31, 2015, March 31, 2014, and March 31, 2013, respectively.

As of March 31, 2015, the CSWI Businesses holds 929,600 shares of Capital Southwest stock under the ESOP and 238,252 shares of Capital Southwest stock in its qualified defined benefit pension plan.

20. CONTINGENCIES

From time to time, the CSWI Businesses are involved in various claims and legal actions which arise in the ordinary course of business. There are not any matters pending that the CSWI Businesses currently believe are reasonably possible of having a material impact to its business, combined financial position, results of operations or cash flows.

21. OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income (loss), a component of equity, is comprised of foreign currency translation adjustment and pension funding status adjustment. The foreign currency translation adjustment was ($5.3) million, net of $2.7 million of tax, $0.4 million, net of ($0.3) million of tax, and ($1.3) million, net of $0.6 million of tax, for the fiscal years ending March 31, 2015, 2014 and 2013, respectively. The interest rate swap adjustment was ($1.2) million, net of $0.6 million of tax, $0 and $0 for the fiscal years ending March 31, 2015, 2014 and 2013, respectively. The pension funding status adjustment was ($6.3) million, net of $3.3 million of tax, $3.2 million, net of ($1.6) million of tax, and $2.0 million, net of ($1.0) million of tax, for the fiscal years ending March 31, 2015, 2014 and 2013, respectively.

	As of March 31,
	(In thousands)
	2015	2014	2013
Foreign currency translation adjustment, net	$(5,277)	$363	$(1,295)
Interest Rate Swap adjustment, net	(1,206)	—	—
Pension Funding Status adjustment, net	(6,307)	3,220	2,036

	$(12,790)	$3,583	$741

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

22. NON-CASH ITEMS

Non-cash items on the statement of cash flows represent expenses recorded on the Combined Statements of Operations which required no cash disbursement in the period represented. The details for the fiscal years ended March 31, 2015, 2014, and 2013 are described below.

(In thousands)	2015	2014	2013
Amortization	$4,593	$3,888	$2,812
Depreciation	5,922	5,225	3,889
Provision for doubtful accounts	1,515	130	194
Net pension expense	3,392	3,616	3,108
Net (gain)/loss on sale of property, plant and equipment	(1,627)	(251)	717
Net (gain)/loss on sale of subsidiary	—	—	1,814
Deferred income tax benefit	(7,887)	(1,023)	(2,792)
Impairment loss	710	1,309	589

Non-cash items	$6,618	$12,894	$10,331

23. SUBSEQUENT EVENTS

Effective April 1, 2015, the CSWI Businesses acquired the assets of Strathmore. Strathmore is a leading manufacturer of specialized industrial coating products including urethanes, epoxies, acrylics and alkyds. The net purchase price of the assets acquired was $68.8 million, plus up to an additional $16.5 million within a prescribed period of time following March 31, 2017 if certain financial metrics are met. The initial purchase was funded from borrowings of $70.0 million. The term loan matures on April 27, 2020, and the first payment is scheduled to be made on June 30, 2015. Borrowings under the term loan bear interest at a rate determinable by the total leverage ratio as defined in the agreement, as calculated for the four fiscal quarters most recently ended. As of April 27, 2015, we had $70 million in outstanding borrowings under the term loan. The acquisition will be accounted for as a purchase under ASC 805. The CSWI Businesses have not completed the allocation of the purchase price to the assets acquired. Subsequent events have been evaluated through June 16, 2015, the date the financial statements were available to be issued.

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

24. SEGMENTS

The CSWI Businesses’ segments are reported on the same basis used internally for evaluating performance and allocating resources. The business is organized into three segments: Industrial Products, Coatings, Sealants and Adhesives and Specialty Chemicals. Industrial Products includes specialty mechanical products, fire and smoke protection products, architecturally-specified building products and storage, filtration and application equipment for use with our specialty chemicals and other products for general industrial application. Coatings, Sealants and Adhesives is comprised of coatings and penetrants, pipe thread sealants, firestopping sealants and caulks and adhesives/solvent cements. Specialty Chemicals includes lubricants and greases, drilling compounds, anti-seize compounds, chemical formulations and degreasers and cleaners. It is impracticable to provide revenue by product line. The CSWI Businesses are not dependent on any single customer or a few customers, the loss of which would have a material adverse effect on the CSWI Businesses as a whole. No individual customer accounted for more than three percent of combined net revenues. No individual country, except for the United States, accounted for more than five percent of the combined net revenues. The other segment information is included to reconcile segment data to the combined financial statements and includes assets and expenses primarily related to CapStar and corporate functions. The CSWI Businesses do not allocate interest expense, interest income or other income (expense) by segment.

	Net Revenues
	(In thousands)
	2015		2014		2013
Industrial Products	$118,422	45.2%	$93,043	40.1%	$73,331	36.8%
Coatings, Sealants and Adhesives	52,119	19.9%	46,950	20.3%	42,555	21.4%
Specialty Chemicals	89,738	34.3%	90,744	39.2%	82,352	41.4%
Eliminations/ Other(a)	1,555	0.6%	976	0.4%	856	0.4%

Total	$261,834	100.0%	$231,713	100.0%	$199,094	100.0%

(a)	Other primarily consists of rental income.

	Operating Income
	(In thousands)
	2015		2014		2013
Industrial Products	$19,711	44.8%	$12,593	33.2%	$10,945	33.9%
Coatings, Sealants and Adhesives	11,420	25.9%	9,360	24.7%	7,732	24.0%
Specialty Chemicals	13,016	29.6%	15,877	41.9%	13,421	41.6%
Eliminations/ Other(a)	(113)	-0.3%	83	0.2%	149	0.5%

Total	$44,034	100.0%	$37,913	100.0%	$32,247	100.0%

(a)	Other primarily consists of income (loss) generated from storage facilities.

	Total Assets
	(In thousands)
	2015		2014
Industrial Products	$137,148	47.9%	$121,925	43.9%
Coatings, Sealants and Adhesives	42,010	14.6%	40,986	14.8%
Specialty Chemicals	95,389	33.3%	90,213	32.5%
Eliminations/ Other(a)	11,974	4.2%	24,696	8.8%

Total	$286,521	100.0%	$277,820	100.0%

(a)	Other primarily consists of service and rental assets.

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

	Net Revenues(a)
	(In thousands)
	2015 (Pro Forma)		2015		2014		2013
U.S.	$261,135	80.3%	$197,944	75.6%	$168,473	72.7%	$143,327	72.0%
Non-U.S.	63,890	19.7%	63,890	24.4%	63,240	27.3%	55,621	27.9%
Discounts, Freight, and Other Adjustments	—	0.0%	—	0.0%	—	0.0%	146	0.1%

Total	$325,025	100.0%	$261,834	100.0%	$231,713	100.0%	$199,094	100.0%

(a)	Net revenues to external customers are attributed to geographic regions based upon the destination of product or service delivery.

	Long-Lived Assets(a)
	(In thousands)
	2015		2014		2013
U.S.	$134,117	90.3%	$135,296	90.9%	$110,416	89.4%
Non-U.S.	14,457	9.7%	13,572	9.1%	13,105	10.6%

Total	$148,574	100.0%	$148,868	100.0%	$123,521	100.0%

(a)	Long-lived assets consist primarily of property, plant and equipment, trademarks, patents and goodwill.

CSWI BUSINESSES

COMBINED BALANCE SHEETS

(In thousands)

(Unaudited)

	June 30, 2015	March 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$31,885	$20,448
Restricted cash	—	2,385
Bank time deposits	8,353	9,248
Accounts receivable, net of allowance of $1,676 and $1,692, respectively	62,928	50,801
Inventories	54,444	45,315
Income tax receivable	—	1,408
Deferred income taxes	2,713	2,713
Prepaid expenses and other current assets	2,723	2,691

Total current assets	163,046	135,009

Property, plant and equipment, net	60,825	56,837
Goodwill	55,975	40,645
Intangible assets, net	82,326	40,997
Deferred income taxes	3,763	2,938
Property held for investment	9,297	9,300
Other assets	868	795

Total assets	$376,100	$286,521

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$33,713	$25,057
Current portion of long-term debt	4,499	13,561

Total current liabilities	38,212	38,618

Deferred income taxes	—	—
Long-term debt	90,690	13,143
Retirement benefits payable	23,302	22,449
Other long-term liabilities	9,262	7,710

Total liabilities	161,466	81,920

Equity:
Common stock	12	12
Preferred stock	1,000	1,000
Additional paid in capital	7,810	7,810
Treasury stock	(2,712)	(2,712)
Retained earnings	217,194	208,784
Accumulated other comprehensive loss	(8,670)	(10,293)

Total equity	214,634	204,601

Total liabilities and equity	$376,100	$286,521

The accompanying notes are an integral part of these combined financial statements.

CSWI BUSINESSES

COMBINED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except per share data)

	Three Months Ended June 30,
	2015	2014
Net revenues	$88,909	$68,798
Cost of revenues	48,465	35,000

Gross profit	40,444	33,798

Expenses:
General and administrative expenses(a)	12,621	7,643
Selling and distribution expenses	12,295	10,566
Research and development expenses	1,240	1,446

Total expenses	26,156	19,655

Operating income	14,288	14,143

Interest expense, net	(667)	(168)
Other (expenses) income, net	(65)	480

Income before income taxes	13,556	14,455
Provision for income taxes	4,906	4,707

Net income	$8,650	$9,748

(a)	Includes related party management fees of $0.1 million for each of the three months ending June 30, 2015 and June 30, 2014.

The accompanying notes are an integral part of these combined financial statements.

CSWI BUSINESSES

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

(In thousands)

	Three Months Ended June 30,
	2015	2014
Net income	$8,650	$9,748
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	1,095	1,315
Interest rate swap valuation adjustments	528	—
Defined benefit plan adjustments	—	(146)

Other comprehensive income, net of tax	1,623	1,169

Comprehensive income	$10,273	$10,917

The accompanying notes are an integral part of these combined financial statements.

CSWI BUSINESSES

COMBINED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	Three Months Ended June 30,
	2015	2014
Cash flows from operating activities:
Net income	$8,650	$9,748
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash items	3,378	2,819
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade and other receivables	(7,123)	(5,723)
Inventories	(550)	(873)
Prepaid expenses and other assets	217	178
Accounts payable and accrued expenses	5,474	900
Other long-term liabilities	130	24

Net cash provided by operating activities	10,176	7,073

Cash flows from investing activities:
Purchases of property, plant and equipment	(1,873)	(3,232)
Proceeds from the sale of property held for investment	—	699
Proceeds from sale of property, plant and equipment	63	344
Net change in bank time deposits and restricted cash	3,611	(812)
Cash paid for acquisitions	(68,868)	—

Net cash used in investing activities	(67,067)	(3,001)

Cash flows from financing activities:
Borrowings on lines of credit	70,000	1,868
Repayments on lines of credit	(1,515)	(1,900)
Dividends paid	(240)	(300)

Net cash provided by (used in) financing activities	68,245	(332)

Effect of exchange rate changes on cash and cash equivalents	83	220

Net increase in cash and cash equivalents	11,437	3,960
Cash and cash equivalents, beginning of period	20,448	15,411

Cash and cash equivalents, end of period	$31,885	$19,371

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$106	$343
Cash paid during the period for income taxes	$582	$824
Supplemental non-cash investing activities:
Contingent consideration transferred in connection with acquisition	$1,950	$—

The accompanying notes are an integral part of these combined financial statements.

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

1. ORGANIZATION AND OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Share Distribution

On December 2, 2014, Capital Southwest Corporation (“Capital Southwest”) announced its plan to spin-off certain of its industrial products, coatings, sealants and adhesives and specialty chemicals businesses by means of a distribution of the outstanding shares of common stock of CSW Industrials, Inc. (“CSWI”) on a pro rata basis to holders of Capital Southwest common stock. This distribution is referred to as the “Share Distribution.” Immediately after the Share Distribution, CSWI will be an independent, publicly traded company and all outstanding shares of common stock of CSWI will be held by Capital Southwest stockholders.

CSWI is currently a wholly-owned subsidiary of Capital Southwest. CSWI was formed solely to effect the Share Distribution. To date, CSWI has not conducted any material activities or operations. Prior to the Share Distribution, Capital Southwest will contribute to CSWI all of the outstanding capital stock of The RectorSeal Corporation (“RectorSeal”), The Whitmore Manufacturing Company (“Whitmore”), Strathmore Products, Inc. (“Strathmore”), Jet-Lube, Inc. (“Jet-Lube”), Balco, Inc. (“Balco”), and Smoke Guard, Inc. (“Smoke Guard”). Capital Southwest will also contribute to CSWI, prior to the Share Distribution, all of the outstanding capital stock of CapStar Holdings Corporation (“CapStar”), a real estate holdings company whose operations are not material to either Capital Southwest or CSWI. RectorSeal, Whitmore, Strathmore, Jet-Lube, Balco, Smoke Guard and CapStar are collectively referred to in these combined financial statements as the “CSWI Businesses.”

Company Background

The following is a brief description of the CSWI Businesses that were owned by Capital Southwest as of June 30, 2015:

•	RectorSeal. RectorSeal formulates and manufactures specialty chemical products including pipe thread sealants, firestop sealants, plastic solvent cements and other formulations for plumbing, HVAC, refrigeration, electrical and industrial applications, electrical control and measurement devices, and accessories for ductless mini-split HVAC systems. RectorSeal also makes specialty tools for tradesmen and innovative systems for containing flames and smoke from building fires. These products are distributed both domestically and internationally through an extensive distribution network serving the plumbing, industrial, HVAC and refrigeration, construction, electrical and hardware markets. Portions of RectorSeal’s operating results are included in each of our three business segments.

•	Whitmore. Whitmore manufactures high performance, specialty lubricants for heavy equipment used in surface mining, railroad and other industries and has operations in the U.S., Canada and the U.K. Whitmore also manufactures lubrication equipment, specifically for rail applications, and lubrication-centric reliability solutions for a wide variety of industries. In addition, Whitmore produces water-based coatings for the automotive and primary metals industries. Portions of Whitmore’s operating results are included in each of our three business segments.

•	Jet-Lube. Jet-Lube is a world leader in anti-seize compounds, thread sealants and specialty lubrication products and greases for the energy industry. Jet-Lube serves customers worldwide in a wide variety of industries, including oil and gas, water well, mining, manufacturing, electric utility, food processing and agriculture, water utility, construction, transportation, valve maintenance, forestry, groundwater, military, HVAC and plumbing. Portions of Jet-Lube’s operating results are included in both our Coatings, Sealants and Adhesives and our Specialty Chemicals segments.

•

Strathmore. Strathmore is engaged in the manufacturing of paint for sale to industrial clients located throughout North America. The Company is also engaged in selling its finished goods, along with other

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

sundry paint products, to the general public through its retail store located in Central New York. Strathmore is a leading manufacturer of specialized industrial coating products including urethanes, epoxies, acrylics and alkyds which are all part of the Coatings, Sealants & Adhesives segment.

•	Balco. Balco is engaged in the fabrication of aluminum and plastic extrusions and other materials related to safety, slip resistance and emergency egress for products used by the commercial building industry worldwide. Balco’s operating results are included in our Industrial Products segment.

•	Smoke Guard. Smoke Guard manufactures certified custom safety products for the commercial construction market and other markets requiring smoke and fire protection. Smoke Guard’s proprietary technologies control the movement of smoke and are sold through exclusive distributors primarily in the U.S. Smoke Guard’s operating results are included in our Industrial Products segment.

•	CapStar. CapStar acquires, holds and manages certain real estate and other assets. The operations of CapStar are not material to the CSWI Businesses.

The CSWI Businesses operate in three business segments: Industrial Products; Coatings, Sealants and Adhesives; and Specialty Chemicals.

Basis of Presentation

The combined financial statements have been prepared on a stand-alone basis and are derived from the underlying accounting records of the financial statements of the CSWI Businesses. The combined financial statements reflect the historical results of operations, financial position, and cash flows of the CSWI Businesses in conformity with U.S. generally accepted accounting principles (“US GAAP”).

The combined financial statements include all revenues, costs, assets, and liabilities directly attributable to the CSWI Businesses. However, the combined financial statements may not include all of the expenses that would have been incurred had the CSWI Businesses been stand-alone during the periods presented and may not reflect the CSWI Businesses’ combined results of operations, financial position, and cash flows as a stand-alone company during the periods presented. All significant intercompany balances and transactions have been eliminated in combination.

The accompanying unaudited combined financial statements include the accounts of the CSWI Businesses and have been prepared by us pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for reporting interim financial information. Some information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the SEC’s rules and regulations pertaining to interim financial statements. Accordingly, these unaudited combined financial statements should be read in conjunction with the audited combined financial statements and related notes included elsewhere in this registration statement. In the opinion of our management, all adjustments necessary to state fairly the information in our unaudited combined financial statements and to make such financial statements not misleading have been included. All adjustments are of a normal or recurring nature. Operating results for the three months ended June 30, 2015 are not necessarily indicative of our results expected for the year ending March 31,2016, or for any future period.

Use of Estimates

The preparation of these combined financial statements, in conformity with US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the combined financial statements and the amount of

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

revenues and expenses during the reporting periods. The accounting estimates and judgments outlined below are critical because they can materially affect the CSWI Businesses’ operating results and financial condition, inasmuch as they require management to make subjective judgments. Many of these estimates include determinations of fair value. Management makes these estimates using the best information available at the time the estimates are made. Actual results could differ materially from those estimates, and as a result, the accuracy of these estimates and the likelihood of future changes depend on a range of possible outcomes and a number of underlying variables, some of which are beyond the CSWI Businesses’ control.

Cash and Cash Equivalents

The CSWI Businesses consider all highly liquid instruments purchased with original maturities of three months or less and money market accounts to be cash equivalents. The CSWI Businesses maintain its cash and cash equivalents at financial institutions for which the combined account balances in individual institutions may exceed Federal Deposit Insurance Corporation (“FDIC”) insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The CSWI Businesses had deposits in domestic banks of $20.0 million and $10.3 million, of which $17.8 million and $8.3 million, at June 30, 2015 and March 31, 2015 respectively, were in excess of FDIC limits.

Cash and cash equivalent balances of $11.9 million and $10.1 million are held in foreign currencies in foreign banks at June 30, 2015 and March 31, 2015, respectively, of which $3.4 million exceeded insurance limits at June 30, 2015 and $3.0 million exceeded insurance limits at March 31, 2015.

Restricted Cash and Bank Time Deposits

Restricted cash includes compensating cash balances related to certain credit facilities and cash held in escrow related to real estate sales. Restricted cash totaled zero and $2.4 million as of June 30, 2015 and March 31, 2015, respectively.

Bank time deposits include investments with maturities of over three months that are redeemable within one year of the fiscal year end without significant penalty to the CSWI Businesses. The CSWI Businesses’ bank time deposits of $8.4 million and $9.2 million as of June 30, 2015 and March 31, 2015, respectively, are certificates of deposit. Of the $8.4 million of bank time deposits held at June 30, 2015, $5.5 million are fully insured by the province of Alberta, Canada or the Financial Services Compensation Scheme (U.K.).

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of identifiable net assets acquired in a business combination. The CSWI Businesses test goodwill at least annually for impairment. The CSWI Businesses first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Qualitative assessments use an evaluation of events and circumstances such as macroeconomic conditions, industry and market considerations, cost factors, financial performance factors, entity specific events, and changes in carrying value to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill.

If a reporting unit fails the qualitative assessment, then valuation models and other relevant data are used to estimate the reporting unit’s fair value. The valuation models require the input of subjective assumptions. The CSWI Businesses use an income approach for impairment testing of goodwill and indefinite lived intangible

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

assets, using a discounted cash flow method. Estimates of future revenue and expense are made for five years, growth estimates are made to calculate terminal value, and a discount rate is used that approximates the CSWI Businesses’ weighted average cost of capital. The CSWI Businesses perform qualitative or quantitative assessments to test asset carrying values for impairment at January 31, which is the annual impairment testing date. No impairment loss was recognized for the three month periods ended June 30, 2015 and June 30, 2014.

Intangible Assets

The CSWI Businesses have intangible assets consisting of patents, trademarks, customer lists, non-compete agreements and organization costs. Definite-lived intangible assets are assessed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. In addition, the CSWI Businesses have other trademarks and license agreements which are considered to have indefinite lives. The CSWI Businesses review these intangible assets at least annually for impairment, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Significant assumptions used in the impairment test include the discount rate, royalty rate, future projections and terminal value growth rate. These inputs are considered non-recurring level three inputs within the fair value hierarchy. An impairment loss would be recognized when estimated future cash flows are less than their carrying amount. The CSWI Businesses recorded no impairment of intangible assets for the quarters ended June 30, 2015 and June 30, 2014.

Research and Development

Research and development costs are expensed when incurred. Research and development costs were $1.2 million and $1.4 million for the three months ended June 30, 2015 and 2014, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The CSWI Businesses recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. The CSWI Businesses did not recognize any uncertain tax positions as of the three month periods ended June 30, 2015 and June 30, 2014. The CSWI Businesses’ policy is to classify interest in the financial statements as interest expense and classify penalties as other expense.

2. RECENT ACCOUNTING PRONOUNCEMENTS

Standards to be Implemented

In April 2015, the FASB issued ASU 2015-03—Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (ASU 2015-03). ASU 2015-03 requires debt issuance costs be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability. Amortization of those costs should be reported as interest expense. This ASU is effective for financial statements

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

issued for annual and interim periods beginning after December 15, 2015, and early adoption is permitted for financial statements that have not been previously issued. The new guidance should be applied on a retrospective basis for each period presented in the balance sheet. The CSWI Businesses are currently evaluating the impact of adopting this guidance.

In April 2015, the FASB issued ASU 2015-05—Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement (ASU 2015-05). ASU 2015-05 provides guidance to customers about whether a cloud computing arrangement includes software. If a cloud computing arrangement includes a software license, the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The new guidance does not change the accounting for a customer’s accounting for service contracts. This ASU is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015, and early adoption is permitted. The CSWI Businesses are currently evaluating the impact of adopting this guidance.

In June 2015, the FASB issued ASU 2015-10—Technical Corrections and Improvements, which makes minor amendments to the FASB Accounting Standards Codification. The amendments to transition guidance are effective for fiscal years beginning after December 15, 2015. All other changes are effective upon issuance of this ASU. The CSWI Businesses are currently evaluating the impact of adopting this guidance.

In August 2015, the FASB issued ASU 2015-14—Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in ASU 2015-14 defer the effective date of Update 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. All other entities should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. All other entities may apply the guidance in Update 2014-09 earlier as of an annual reporting period beginning after December 15, 2016, including interim reporting periods within that reporting period. All other entities also may apply the guidance in Update 2014-09 earlier as of an annual reporting period beginning after December 15, 2016, and 2 interim reporting periods within annual reporting periods beginning one year after the annual reporting period in which the entity first applies the guidance in Update 2014-09. The CSWI Businesses are currently evaluating the impact of adopting this guidance.

3. BUSINESS COMBINATIONS

Effective April 1, 2015, the CSWI Businesses acquired the assets of Strathmore Products, Inc. (“Strathmore”), a leading manufacturer of specialized industrial coating products including urethanes, epoxies, acrylics and alkyds, for $68.8 million, plus up to an additional $16.5 million within a prescribed period of time following March 31, 2017, dependent on the achievements of certain performance metrics during the fiscal years ending March 31, 2016 and 2017. A liability of $2.0 million was recorded based on the weighted probability of achievement of the performance metrics estimated using the Monte Carlo simulation methodology. The acquisition was funded from borrowings of $70 million, which are fully described in Note 8. Transaction costs incurred in connection with the acquisition were approximately $2.3 million and are included within general and administrative expenses in the accompanying combined statements of operations. The excess of the purchase price over the fair value of the identifiable assets acquired was $15.1 million and was allocated to goodwill, which will be deductible for income tax purposes. Goodwill represents the value expected to be achieved from an

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

increased market presence in the industrial coatings sector and a platform from which to grow through end-market and geographic expansion. The fair value of the assets acquired includes trade names and trademarks, customer relationships and non-compete agreements of $14.9 million, $27.4 million and $0.4 million, respectively. Customer relationships and the non-compete agreements are being amortized over 15 years and five years, respectively, while trade names, trademarks and goodwill are not being amortized.

The following table summarizes the preliminary estimates of fair values of assets acquired and liabilities assumed:

(In thousands)
Accounts receivable	$4,902
Inventory	8,447
Property, plant and equipment	3,761
Intangible assets	42,650
Other, net	241
Current liabilities	(4,297)

Net tangible and intangible assets	55,704
Goodwill	15,095

Purchase price	$70,799

Strathmore has been included in the Coatings, Sealants and Adhesives segment of the CSWI Businesses since its effective acquisition date. Net revenue attributable to the acquired entity since the date of acquisition was $15.9 million. Pro forma information is provided below:

	Three months ended
	(In thousands)
	June 30, 2015	June 30, 2014
Net revenues	$88,909	$84,385
Operating income	14,288	16,119
Net income	8,650	10,632

On January 2, 2015, one of the CSWI Businesses acquired selected assets and the SureSeal brand from SureSeal Manufacturing in Tacoma, Washington, a producer and distributor of waterless floor drain trap seals for an initial purchase price of $8.1 million. Of the total purchase price, $3.2 million has been paid using $2.9 million funded from borrowings and $0.3 million from available cash. The remaining purchase price is contingent upon SureSeal achieving certain performance metrics during the three- and six-year periods following the acquisition, and is based on a multiple of the lesser of gross margin or 67% of net sales during the final 12 months of the measurement period. A liability of $4.9 million was originally recorded based on the weighted probability of achievement of the performance metrics. The excess of the purchase price over the fair value of the identifiable assets acquired was $4.5 million and was allocated to goodwill. Goodwill represents the value expected to be obtained from a more extensive product portfolio and leveraging the CSWI Businesses’ larger distributor network. The identifiable tangible and intangible assets included patents of $0.6 million, trademarks and names of $0.9 million, customer lists of $1.8 million, a non-compete agreement of $0.1 million and plant equipment of $0.2 million. Patents, customer lists and the non-compete agreement are being amortized over 15 years, 10 years and five years, respectively, while trademarks and goodwill are not being amortized. The SureSeal product line activity has been included in the Industrial Products segment of the CSWI Businesses since its acquisition date. No pro forma information has been provided due to immateriality.

On August 15, 2014, one of the CSWI Businesses acquired the Evo-Crete and Polyslab product lines for $4.7 million from the Evolve Group located in Brisbane, Queensland and formed a new entity, RectorSeal

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

Australia, Pty. Ltd. RectorSeal Australia focuses on the plumbing, HVAC and irrigation markets. Evo-Crete and Polyslab will continue to be manufactured in Australia. The purchase was funded from borrowings of $3.0 million with the remainder funded from internal working capital. The excess of the purchase price over the fair value of the identifiable assets acquired was $1.6 million and was allocated to goodwill. Goodwill represents the value expected to be obtained from a more extensive HVAC product portfolio and expansion of existing RectorSeal product sales into the Australian market. The fair value of the assets acquired include customer lists of $1.2 million, patents in the amount of $0.7 million, a non-compete agreement of $0.1 million, trademarks of $0.4 million, and property, plant, and equipment in the amount of $0.7 million. Customer lists, patents and the non-compete agreement are being amortized over 15 years, 10 years and five years, respectively, while trademarks and goodwill are not being amortized. The RectorSeal Australia activity has been included in the Industrial Products segment of the CSWI Businesses since their acquisition date. No pro forma information has been provided due to immateriality.

4. INVENTORIES

Inventories consist of the following:

(In thousands)	June 30, 2015	March 31, 2015
Raw materials and supplies	$29,361	$21,790
Work in process	3,741	3,766
Finished goods	27,577	25,372

Total inventories	60,679	50,928
Less LIFO reserve	(5,457)	(5,456)
Less obsolescence reserve	(778)	(157)

Total inventories, net	$54,444	$45,315

Foreign inventories represent approximately 8.1% and 10.1% of total inventories as of June 30, 2015 and March 31, 2015, respectively. A portion of foreign inventories is attributable to inventory consigned to third parties to be sold abroad.

5. GOODWILL

Changes in the carrying amount of the CSWI Businesses’ goodwill for the first quarter ended June 30, 2015 were as follows:

(In thousands)	Total	Industrial Products	Coatings Sealants and Adhesives	Specialty Chemicals
Balance at March 31, 2015	$40,645	$36,323	$920	$3,402
Goodwill—Strathmore	15,095	—	15,095	—
Goodwill—Foreign Currency Translation and Other	235	235	—	—

Balance at June 30, 2015	$55,975	$36,558	$16,015	$3,402

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

6. INTANGIBLE ASSETS

Intangible assets consist of the following:

(In thousands)	June 30, 2015	March 31, 2015
Intangible assets subject to amortization:
Patents	$14,337	$14,284
Customer lists and amortized trademarks	64,758	37,034
Non-compete agreements	3,228	2,877
Other	532	516

	82,855	54,711
Less accumulated amortization:
Patents	$(7,851)	$(7,608)
Customer lists and amortized trademarks	(12,758)	(11,420)
Non-compete agreements	(2,550)	(2,458)
Other	(255)	(233)

	(23,414)	(21,719)

Indefinite-lived intangible assets:
Trademarks and license agreements	22,885	8,005

Total intangible assets, net	$82,326	$40,997

Amortization expense for the three month periods ended June 30, 2015 and June 30, 2014 was $1.7 million and $1.1 million, respectively. The following table shows the estimated future amortization for intangible assets as of June 30, 2015 for the next five years ending March 31:

(In thousands)
2016	$4,659
2017	6,388
2018	6,304
2019	5,454
2020	5,197

7. ACCRUED EXPENSES

Accrued expenses consist of the following:

(In thousands)	June 30, 2015	March 31, 2015
Salaries, vacation and related benefits	$6,746	$7,684
Pension and employee stock option plans	426	1,494
Rebates and marketing agreements	1,364	1,515
Commissions	1,213	1,157
Sales and property taxes	788	502
Other accrued expenses	2,653	2,301

Total accrued expenses	$13,190	$14,653

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

8. LONG-TERM DEBT

Debt consists of the following:

(In thousands)	June 30, 2015	March 31, 2015
RectorSeal line of credit	$12,500	$13,000
Strathmore acquisition term loan	69,125	—
Whitmore line of credit	—	—
Whitmore term loan	13,564	13,704

	95,189	26,704
Less current portion	(4,499)	(13,561)

	$90,690	$13,143

RectorSeal Line of Credit

As of June 30, 2015, RectorSeal had a $30.0 million secured line of credit with a bank available for acquisitions and general corporate purposes. On July 21, 2015, the maturity date on the line of credit was extended to July 31, 2016. Quarterly interest payments are required. Borrowings under the line of credit bear interest at a variable annual rate of either the one month London Interbank Offered Rate (“LIBOR”) plus 1.5% or 0.75% less than the bank floating rate. The line of credit is secured by accounts receivable, inventory, equipment, investments, and other assets of RectorSeal (excluding its subsidiaries). The agreement contains certain restrictive covenants requiring RectorSeal to maintain a minimum tangible net worth (excluding its subsidiaries). RectorSeal has been in compliance with all covenants as set forth in the loan agreement for the three month period ended June 30, 2015. As of June 30, 2015 and March 31, 2015, RectorSeal had $12.5 million and $13.0 million, respectively, in outstanding borrowings under the line of credit. For the three month period ended June 30, 2015, the interest rate on outstanding borrowings was 1.69%.

Strathmore Acquisition Term Loan

As of June 30, 2015, Whitmore had a secured term loan outstanding to support the CSWI Businesses’ acquisition of Strathmore. The term loan matures on April 27, 2020. The term loan has a quarterly payment schedule, with the first payment scheduled to be made on July 30, 2015. Borrowings under the term loan bear interest at a variable annual rate equal to one month LIBOR plus 3.0%. Whitmore had $69.1 million and zero in outstanding borrowings under the term loan as of June 30, 2015 and March 31, 2015, respectfully. Whitmore has entered into an interest rate swap agreement, effective June 30, 2015, with respect to 50% of the outstanding principal amount to hedge against interest rate risk. The interest rate on outstanding borrowings was 3.19% as of June 30, 2015.

Whitmore Line of Credit

As of June 30, 2015, Whitmore had a $20.0 million secured line of credit with a syndicate of four commercial banks available for general corporate purposes. The line of credit matures on April 27, 2020. Borrowings under the line of credit bear interest at a variable annual rate of 0.5% less than the bank floating rate. As of March 31, 2014, Whitmore had outstanding borrowings of $4.3 million under the line of credit. Whitmore paid the entire balance during the quarter ended December 31, 2014. As of June 30, 2015 and March 31, 2015, Whitmore had no outstanding borrowings under the line of credit. As of June 30, 2015 the interest rate on outstanding borrowings was 2.75%.

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

Whitmore Term Loan

As of June 30, 2015, Whitmore had a secured term loan outstanding related to a newly constructed warehouse and corporate office building and the remodel of an existing manufacturing and research and development facility. The term loan matures on July 31, 2029. Borrowings under the term loan bear interest at a variable annual rate equal to one month LIBOR plus 2.0%. As of June 30, 2015 and March 31, 2015, Whitmore had $13.6 million and $13.7 million, respectively, in outstanding borrowings under the term loan. Whitmore has entered into an interest rate swap agreement with respect to 100% of the outstanding principal amount to hedge against interest rate risk. As of June 30, 2015 the interest rate on outstanding borrowings was 2.19%.

The Whitmore line of credit and term loans are secured by the Whitmore property referenced above and other assets of Whitmore. The agreement contains certain restrictive covenants requiring Whitmore to limit capital expenditures, maintain a minimum fixed charge coverage ratio and a maximum leverage ratio. Whitmore has been in compliance with all covenants as set forth in the loan agreement for the quarter ended June 30, 2015.

Balco Line of Credit

As of June 30, 2015, Balco had a $1.5 million unsecured revolving line of credit with a bank available for working capital purposes. The line of credit matures on October 29, 2015. Borrowings under the line of credit bear interest at a variable annual rate of 0.5% less than Prime, with a floor of 3.75%. The agreement does not contain any financial covenants. As of June 30, 2015 and March 31, 2015, Balco had no outstanding borrowings under the line of credit.

Future Minimum Debt Payments

As of June 30, 2015, the future minimum debt payment schedule is as follows for fiscal years ending March 31:

(In thousands)
2016	$3,046
2017	18,311
2018	7,561
2019	7,561
2020	5,811
Thereafter	52,899

Total	$95,189

9. DERIVATIVE INSTRUMENTS AND HEDGE ACCOUNTING

The CSWI Businesses have entered into two interest rate swap agreements with its bank. The agreements provide for monthly net interest settlements. At June 30, 2015 and March 31, 2015, the fair value of the interest rate swaps was a liability of $0.7 million and $1.2 million, respectively, recorded in accrued expenses and other long-term liabilities in the accompanying combined balance sheets. The effective portion of the loss is reported as a component of accumulated other comprehensive income. There was no hedge ineffectiveness for the three months ending June 30, 2015.

If, at any time, the swap is determined to be ineffective, in whole or in part, due to changes in the interest rate swap or underlying debt agreements, the fair value of the portion of the swap determined to be ineffective will be recognized as a gain or loss in the statement of operations for the applicable period.

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

The CSWI Businesses had no derivative financial instruments with credit-risk-related contingent features underlying the agreements as of June 30, 2015 and March 31, 2015.

The following table summarizes the notional amounts of the interest rate swaps outstanding:

(In thousands)		As of
Maturity	Type	June 30, 2015	March 31, 2015
June 2018	Forward-starting to pay a fixed rate of 1.21% and receive a floating rate[1]	$34,562	$—
July 2029	Forward-starting to pay a fixed rate of 2.88% and receive a floating rate[1]	13,611	13,751

1- Floating rates based on 1-month LIBOR

10. FAIR VALUE MEASUREMENTS

The CSWI Businesses’ assets and liabilities measured at fair value on a recurring basis is as follows:

(In thousands)	As of June 30, 2015	Level 1	Level 2	Level 3
Bank time deposits	$8,353	$8,353	$—	$—
Interest rate swap	$(677)	$—	$(677)	$—
Marketable securities	$51	$51	$—	$—

(In thousands)	As of March 31, 2015	Level 1	Level 2	Level 3
Bank time deposits	$9,248	$9,248	$—	$—
Interest rate swap	$(1,206)	$—	$(1,206)	$—
Marketable securities	$51	$51	$—	$—

11. RETIREMENT PLANS

Certain of the CSWI Businesses participate in a qualified defined benefit pension plan which covers substantially all of their U.S. employees. The following information about the plan only represents amounts and information related to the CSWI Businesses’ participation in the plan and is presented as though the CSWI Businesses sponsored a single-employer plan. Benefits are based on years of service and an average of the highest five consecutive years of compensation during the last ten years of employment. The qualified defined benefit pension plan is closed to any employees hired or re-hired on or after January 1, 2015. The Retirement Plan has been amended to freeze benefit accruals and to modify certain ancillary benefits provided under the Retirement Plan effective as September 30, 2015, provided that the Distribution Date occurs on September 30, 2015. If the Distribution Date does not occur on September 30, 2015, such amendment will become effective as of October 31, 2015.

The funding policy of the plan is to contribute annual amounts that are currently deductible for federal income tax purposes. No contributions were made in three month periods ended June 30, 2015 and June 30, 2014.

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

The following tables set forth the CSWI Businesses’ portion of the qualified plan’s net pension expense, benefit obligation, fair value of plan assets, and amounts recognized in the CSWI Businesses combined financial statements:

	Three months ended
(In thousands)
	June 30, 2015	June 30, 2014
Net pension expense:
Service cost—benefits earned during the year	$770	$810
Interest cost on projected benefit obligation	636	565
Expected return on assets	(609)	(578)
Net amortization and deferral	15	99

Net pension expense	$812	$896

The CSWI Businesses participate in an unfunded retirement restoration plan which is a non-qualified plan that provides for the payment to participating employees, upon retirement, the difference between the maximum annual payment permissible under the qualified retirement plan pursuant to federal limitations and the amount which would otherwise have been payable under the qualified plan.

The following table sets forth the CSWI Businesses’ portion of the restoration plan’s net pension expense, benefit obligations, fair value of plan assets, and amounts recognized in the CSWI Businesses combined financial statements:

	Three months ended
(In thousands)
	June 30, 2015	June 30, 2014
Net pension expense:
Service cost—benefits earned during the year	$17	$18
Interest cost on projected benefit obligation	17	17
Net amortization and deferral	8	18

Net pension expense	$42	$53

12. RELATED PARTY TRANSACTIONS

The CSWI Businesses paid $0.1 million in management fees for the three month period ended June 30, 2015 and 2014 to a management company subsidiary of Capital Southwest for services rendered during each respective quarter. These amounts are presented as general and administrative expenses in the combined statements of operations.

The CSWI Businesses paid $0.2 million and $0.3 million in dividends to its shareholder, Capital Southwest, during the three month periods ended June 30, 2015 and 2014, respectively.

As of June 30, 2015, 933,176 shares of Capital Southwest stock were held under the ESOP and 238,252 shares of CSWC stock were held in its qualified defined benefit pension plan.

On June 4, 2015, the CSWI Businesses extended a promissory note to an officer of the RectorSeal Corporation for the amount of $0.1 million. Borrowings under the agreement bear no interest and are scheduled to be paid in five annual payments of equal amounts.

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

13. CONTINGENCIES

From time to time, the CSWI Businesses are involved in various claims and legal actions which arise in the ordinary course of business. There are not any matters pending that the CSWI Businesses currently believe are reasonably possible of having a material impact to its business, combined financial position, results of operations or cash flows.

14. OTHER COMPREHENSIVE INCOME

The following table provides an analysis of the changes in accumulated other comprehensive income (loss) for the three months ended June 30, 2015:

Three months ended
(In thousands)
June 30, 2015
Foreign Currency Translation Adjustments at beginning of year	$(3,877)
Adjustments for foreign currency translation, net of tax of $(617)	1,095

Balance at end of period	$(2,782)

Interest Rate Swap Adjustments at beginning of year	$(1,206)
Adjustments in fair value of interest rate swap, net of tax of $(297)	528

Balance at end of period	$(678)

Pension Funding Status Adjustments at beginning of year	$(5,210)
Adjustments to pension, net of tax of $0	—

Balance at end of period	$(5,210)

Total Accumulated Other Comprehensive Loss	$(8,670)

15. NON-CASH ITEMS

Non-cash items on the statement of cash flows represent expenses recorded on the Combined Statements of Operations which required no cash disbursement in the period represented. The details for the three month periods ended June 30, 2015 and 2014 are described below.

	Three months ended
	(In thousands)
	June 30, 2015	June 30, 2014
Amortization	$1,657	$1,217
Depreciation	1,673	1,461
Provision for doubtful accounts	73	40
Net pension expense	852	1,223
Net gain on sale of property, plant and equipment	(52)	(657)
Deferred income tax benefit	(825)	(465)

Non-cash items	$3,378	$2,819

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

16. SEGMENTS

The CSWI Businesses’ segments are reported on the same basis used internally for evaluating performance and allocating resources. The business is organized into three segments: Industrial Products, Coatings, Sealants and Adhesives and Specialty Chemicals. Industrial Products includes specialty mechanical products, fire and smoke protection products, architecturally-specified building products and storage, filtration and application equipment for use with our specialty chemicals and other products for general industrial application. Coatings, Sealants and Adhesives is comprised of coatings and penetrants, pipe thread sealants, firestopping sealants and caulks and adhesives/solvent cements. Specialty Chemicals includes lubricants and greases, drilling compounds, anti-seize compounds, chemical formulations and degreasers and cleaners. The CSWI Businesses are not dependent on any single customer or a few customers, the loss of which would have a material adverse effect on the CSWI Businesses as a whole. No individual customer accounted for more than three percent of combined net revenues. No individual country, except for the United States, accounted for more than four percent of combined net revenues. The other segment information is included to reconcile segment data to the combined financial statements and includes assets and expenses primarily related to CapStar and corporate functions. The CSWI Businesses do not allocate interest expense, interest income or other income (expense) by segment.

	Three months ended
	(In thousands)
Net Revenues	June 30, 2015	June 30, 2014
Industrial Products	$39,976	$34,257
Coatings, Sealants & Adhesives	28,449	12,691
Specialty Chemicals	20,163	21,576
Eliminations/Other(a)	321	274

Total	$88,909	$68,798

(a)	Other primarily consists of rental income.

	Three months ended
	(In thousands)
Operating Income	June 30, 2015	June 30, 2014
Industrial Products	$9,686	$6,806
Coatings, Sealants & Adhesives	1,845	3,463
Specialty Chemicals	2,730	3,853
Eliminations/Other(a)	27	21

Total	$14,288	$14,143

(a)	Other primarily consists of income (loss) generated from storage facilities.

	As of
	(In thousands)
Total Assets	June 30, 2015	March 31, 2015
Industrial Products	$156,887	$152,187
Coatings, Sealants & Adhesives	119,452	38,604
Specialty Chemicals	81,573	77,937
Eliminations/Other(a)	18,188	17,793

Total	$376,100	$286,521

(a)	Other primarily consists of service and rental assets.

CSWI BUSINESSES

NOTES TO COMBINED FINANCIAL STATEMENTS

	Three months ended
Net Revenues(a)	(In thousands)
Geographic Information	June 30, 2015		June 30, 2014
U.S.	$75,733	85.2%	$52,960	77.0%
Non-U.S.	13,176	14.8%	15,838	23.0%

Total	$88,909	100.0%	$68,798	100.0%

(a)	Net Revenues to external customers is attributed to individual geographic regions based upon the destination of product, service or delivery.

	As of
	(In thousands)
Long-Lived Assets(a)	June 30, 2015		March 31, 2015
U.S.	$194,780	93.1%	$134,117	90.3%
Non-U.S.	14,511	6.9%	14,457	9.7%

Total	$209,291	100.0%	$148,574	100.0%

(a)	Long-lived assets consists primarily of property, plant and equipment, trademarks, patents, goodwill and excludes deferred tax assets.

17. SUBSEQUENT EVENTS

On July 21, 2015, the CSWI Businesses renewed the RectorSeal Line of Credit. The new agreement increases the credit facility from $25.0 million to $30.0 million with the maturity date extended to July 31, 2016. Borrowings under the line of credit bear interest at a variable annual rate of either the one month LIBOR plus 1.5% or 0.75% less than the bank floating rate. The line of credit is secured by accounts receivable, inventory, equipment, investments, and other assets of RectorSeal (excluding its subsidiaries). The agreement contains certain restrictive covenants requiring RectorSeal to maintain a minimum tangible net worth (excluding its subsidiaries) of $7.0 million. Subsequent events have been evaluated through August 28, 2015, the date the financial statements were available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Capital Southwest Corporation

We have audited the accompanying balance sheet of CSW Industrials, Inc. (a Delaware corporation) (the “Company”) as of March 31, 2015. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of CSW Industrials, Inc. as of March 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Dallas, Texas

June 16, 2015

CSWI

BALANCE SHEET

March 31, 2015

ASSETS
Cash and cash equivalents	$100

Total assets	$100

LIABILITIES AND EQUITY

Total liabilities	—

Equity:
Common stock	1
Additional paid in capital	99

Total equity	100

Total liabilities and equity	$100

CSWI

NOTES TO THE FINANCIAL STATEMENT

1. BACKGROUND AND PRESENTATION

CSW Industrials, Inc. (“CSWI”) was incorporated in Delaware on November 6, 2014. CSWI is currently a wholly owned subsidiary of Capital Southwest Corporation (“Capital Southwest”). CSWI was formed solely to effect Capital Southwest’s announced plan to spin-off certain of Capital Southwest’s industrial products, coatings, sealants and adhesives and specialty chemicals businesses by means of a distribution of the outstanding shares of common stock of CSWI on a pro rata basis to holders of Capital Southwest common stock. This distribution is referred to as the “Share Distribution.” Immediately after the Share Distribution, CSWI will be an independent, publicly traded company and all outstanding shares of common stock of CSWI will be held by Capital Southwest stockholders. To date, CSWI has not conducted any material activities or operations.

The accompanying financial statement is prepared in conformity with accounting principles generally accepted in the U.S.

CSWI has authorized 100 shares of $0.01 par value per share common stock, all of which are issued and outstanding at November 6, 2014.

2. SUBSEQUENT EVENTS

CSWI has evaluated all events that have occurred subsequent to March 31, 2015 through June 16, 2015, which is the date the financial statement is available to be issued.

CSWI

BALANCE SHEET

	June 30,	March 31,
	2015	2015
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$100	$100

Total assets	$100	$100

LIABILITIES AND EQUITY
Total liabilities	—	—

Equity:
Common stock	1	1
Additional paid in capital	99	99

Total equity	100	100

Total liabilities and equity	$100	$100

The accompanying notes are an integral part of these combined financial statements.

CSWI

NOTES TO THE FINANCIAL STATEMENT

1. BACKGROUND AND PRESENTATION

CSW Industrials, Inc. (“CSWI”) was incorporated in Delaware on November 6, 2014. CSWI is currently a wholly owned subsidiary of Capital Southwest Corporation (“Capital Southwest”). CSWI was formed solely to effect Capital Southwest’s announced plan to spin-off certain of Capital Southwest’s industrial products, coatings, sealants and adhesives and specialty chemicals businesses by means of a distribution of the outstanding shares of common stock of CSWI on a pro rata basis to holders of Capital Southwest common stock. This distribution is referred to as the “Share Distribution.” Immediately after the Share Distribution, CSWI will be an independent, publicly traded company and all outstanding shares of common stock of CSWI will be held by Capital Southwest stockholders. To date, CSWI has not conducted any material activities or operations.

The accompanying financial statement is prepared in conformity with accounting principles generally accepted in the U.S.

CSWI has authorized 100 shares of $0.01 par value per share common stock, all of which are issued and outstanding at November 6, 2014.

2. SUBSEQUENT EVENTS

CSWI has evaluated all events that have occurred subsequent to June 30, 2015 through August 28, 2015, which is the date the financial statement is available to be issued.

INDEPENDENT AUDITORS’ REPORT

BOARD OF DIRECTORS

STRATHMORE PRODUCTS, INC.

Report on the Financial Statements

We have audited the accompanying financial statements of STRATHMORE PRODUCTS, INC. which comprise the balance sheets as of December 31, 2014 and 2013, and the related statements of income, comprehensive income and retained earnings, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strathmore Products, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ DERMODY, BURKE & BROWN, CPAs, LLC

DERMODY, BURKE & BROWN, CPAs, LLC

Syracuse, NY

March 23, 2015

AUDITED FINANCIAL STATEMENTS

BALANCE SHEETS

December 31, 2014 and 2013

ASSETS
	2014	2013
CURRENT ASSETS
Cash	$1,130,856	$508,480
Accounts Receivable—Trade	5,661,815	2,657,133
Inventories	7,306,910	4,152,283
Prepaid Expenses	227,979	44,617

Total Current Assets	14,327,560	7,362,513
LAND, BUILDING AND EQUIPMENT
Land, Building and Equipment	3,693,717	2,831,725
Automobiles and Trucks	259,898	220,820

	3,953,615	3,052,545
Less: Accumulated Depreciation	2,412,008	2,149,048

Net Land, Building and Equipment	1,541,607	903,497
OTHER ASSETS
Intangible Assets, Net of Accumulated Amortization of $1,049,940 and $741,066, Respectively	10,281,035	5,589,909

Total Other Assets	10,281,035	5,589,909

TOTAL ASSETS	$26,150,202	$13,855,919

STRATHMORE PRODUCTS, INC.

LIABILITIES AND STOCKHOLDERS’ EQUITY
	2014	2013
CURRENT LIABILITIES
Revolving Line of Credit	$3,514,247	$1,329,222
Current Portion of Long-Term Debt	1,073,987	477,863
Accounts Payable—Trade	5,504,275	2,778,073
Other Accrued Expenses	376,088	252,101
Escrow Payable	675,000	0

Total Current Liabilities	11,143,597	4,837,259
LONG-TERM LIABILITIES
Long-Term Debt—Less Current Portion	3,658,408	996,302
Notes Payable—Related Parties	2,500,000	0
Obligation Under Interest Rate Swap	51,000	26,812

Total Long-Term Liabilities	6,209,408	1,023,114
STOCKHOLDERS’ EQUITY
Common Stock, No Par Value; 200 Shares Authorized, 50 Shares Issued and Outstanding (100 shares in 2013)	10,000	10,000
Accumulated Other Comprehensive Income (Loss)	(51,000)	(26,812)
Retained Earnings	8,838,197	8,012,358

Total Stockholders’ Equity	8,797,197	7,995,546

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$26,150,202	$13,855,919

See notes to financial statements.

STRATHMORE PRODUCTS, INC.

STATEMENTS OF INCOME, COMPREHENSIVE INCOME AND RETAINED EARNINGS

Years Ended December 31, 2014 and 2013

	2014	2013
SALES—NET	$63,190,696	$42,852,491
COST OF MATERIALS	37,687,506	25,963,188

DIRECT GROSS PROFIT BEFORE MANUFACTURING EXPENSES	25,503,190	16,889,303
MANUFACTURING EXPENSES	8,378,974	5,538,787

GROSS PROFIT	17,124,216	11,350,516
OPERATING EXPENSES
Selling and Store Expenses	6,307,899	4,536,363
General and Administrative Expenses	2,640,903	2,772,878

Total Operating Expenses	8,948,802	7,309,241

INCOME FROM OPERATIONS	8,175,414	4,041,275
OTHER (INCOME) EXPENSE	737,485	340,831

Net Income Before Provision for Income Taxes	7,437,929	3,700,444
PROVISION FOR INCOME TAXES	42,009	23,859

NET INCOME	7,395,920	3,676,585
OTHER COMPREHENSIVE INCOME (LOSS)
Adjustment in Fair Value of Interest Rate Swap	(24,188)	22,730

OTHER COMPREHENSIVE INCOME (LOSS)	$7,371,732	$3,699,315

RETAINED EARNINGS
Balance, Beginning of Year	$8,012,358	$5,515,773
Net Income	7,395,920	3,676,585
Less: Distributions	4,070,081	1,180,000
Less: Common Stock Redemption	2,500,000	0

Balance, End of Year	$8,838,197	$8,012,358

See notes to financial statements.

STRATHMORE PRODUCTS, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2014 and 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$7,395,920	$3,676,585
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:
Depreciation and Amortization	599,574	244,696
Loss on Sale of Property and Equipment	31,014	48,662
(Increase) Decrease in Operating Assets:
Accounts Receivable—Trade	(3,004,682)	(254,840)
Inventories	(3,154,627)	(1,137,672)
Prepaid Expenses	(183,362)	(20,423)
Increase (Decrease) in Operating Liabilities:
Accounts Payable—Trade	2,726,202	(302,035)
Other Accrued Expenses	123,987	54,899
Escrow Payable	675,000	0

Net Cash Provided By Operating Activities	5,209,026	2,309,872
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from Sale of Property and Equipment	12,500	0
Purchase of Equipment	(972,325)	(123,010)
Purchase of Customer Lists and Formulas	(5,000,000)	0

Net Cash Used In Investing Activities	(5,959,825)	(123,010)
CASH FLOWS FROM FINANCING ACTIVITIES
Net Activity on Revolving Line of Credit	2,185,025	(1,595,778)
Distributions	(4,070,081)	(1,180,000)
Payment of Officers Loans	0	(22,000)
Proceeds from Long-Term Borrowings	4,250,000	0
Repayments of Long-Term Borrowings	(991,769)	(491,945)

Net Cash Provided By (Used In) Financing Activities	1,373,175	(3,289,723)

Net Change in Cash	622,376	(1,102,861)
Cash, Beginning of Year	508,480	1,611,341

Cash, End of Year	$1,130,856	$508,480

NONCASH INVESTING AND FINANCING ACTIVITIES
Purchase of Automobiles with Note Proceeds	$0	$60,809

Common Stock Redemption	$2,500,000	$0

See notes to financial statements.

STRATHMORE PRODUCTS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 1—NATURE OF OPERATIONS

Strathmore Products, Inc. is engaged in the manufacturing of paint for sale to industrial clients located throughout North America. The Company is also engaged in selling its finished goods, along with other sundry paint products, to the general public through its retail store located in Central New York.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Cash

For purposes of the statements of cash flows, the Company uses the indirect method of reporting net cash flows from operating activities. Cash includes bank demand deposit accounts, money market accounts and all highly liquid investments purchased with maturities of three months or less. At December 31, 2014 and 2013, there were no cash equivalents.

The Company maintains its cash in bank accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk with respect to cash and cash equivalents.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. Credit risk associated with trade accounts receivable is limited due to customer dispersion. The Company extends credit to its customers and generally collateral is not required.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by using the last-in, first-out method (LIFO).

Accounts Receivable

The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated credit risk by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts has not been established since management is of the opinion that all accounts receivable at year-end are fully collectible. Actual bad debts incurred totaled $5,208 and $96,319 for 2014 and 2013, respectively.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported revenue and expenses.

Derivative Financial Instruments

The Company has entered into two interest rate swap agreements to assist management in limiting the impact on earnings relating to fluctuations in interest rates. The interest rate swap agreements essentially convert its variable interest rate debt to a fixed rate. Interest expense on the related debt is adjusted to include the payments made or received under the interest rate swap agreements. The Company does not hold or issue financial instruments for trading purposes.

STRATHMORE PRODUCTS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

The Company adjusts the recorded value of the derivative instrument on the balance sheet to fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. Changes in the fair value of derivatives designated as cash flow hedges are recorded in accumulated other comprehensive income (loss).

Property and Equipment

Property and equipment are recorded at cost, except for the assets referred to in Note 11. The Company has a capitalization policy which calls for individual purchases in excess of $7,500 to be capitalized. Lesser amounts are charged to expense when incurred. Depreciation is recorded on the straight-line method over the estimated economic useful life of the respective asset.

When properties are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is recorded in the statements of income, comprehensive income and retained earnings.

Expenditures for repairs and maintenance not considered to substantially lengthen property life are charged to expense as incurred. Depreciation charged to expense in 2014 and 2013 was $290,700 and $196,936, respectively.

Shipping and Handling Costs

The Company records shipping and handling expenses in costs of goods sold.

Advertising and Promotion Costs

The Company expenses advertising and promotion costs as incurred. Advertising and promotion expense was $-0- and $1,950 for the years ended December 31, 2014 and 2013, respectively.

Subsequent Events

Management has evaluated subsequent events through March 23, 2015, the date the financial statements were available to be issued.

NOTE 3—INVENTORIES

Inventories are valued at the lower of cost or market. Costs are determined by the last-in, first-out basis (LIFO), calculated using the simplified dollar value LIFO method.

Inventories at December 31 were as follows:

	2014	2013
Raw Materials	$5,379,448	$3,223,639
Store Sundries	183,299	161,433
Finished Goods	3,534,651	2,484,439

	9,097,398	5,869,511
Less: LIFO Reserve	1,790,488	1,717,228

Total Inventories	$7,306,910	$4,152,283

STRATHMORE PRODUCTS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

The adjustment to the LIFO Reserve for the years ended December 31, 2014 and 2013 was $73,260 and $26,076, respectively, which resulted in a decrease in net income.

NOTE 4—PROFIT SHARING PLAN

The Company sponsors a profit sharing plan, which covers substantially all employees. Contributions to the plan made by management for the years ended December 31, 2014 and 2013 amounted to $225,000 and $200,000, respectively.

NOTE 5—RELATED PARTY TRANSACTIONS

Two stockholders of the Company are owners of Strathmore Products of Longview, LLC, a related party located in Longview, Texas. The Company rents the building from the related party in a long-term lease which runs through May 2017. Monthly rental payments amount to $25,000 per month through the end of the lease. Future minimum lease payments amount to $300,000 per year through May 2017. In 2014 and 2013, the Company paid $300,000 each year, in rent to the related party.

Included in Accounts Receivable—Trade is an amount due from SP Waller, LLC in the amount of $804,015. The funds were advanced for the purchase of land with the intent of building a manufacturing plant near Houston, Texas. The funds will be repaid when SP Waller, LLC obtains permanent financing for the entire build out of the property. SP Weller, LLC is owned by the stockholders of Strathmore Products, Inc.

NOTE 6—INTANGIBLE ASSETS

In 1998, the Company purchased Polymetrics, Inc. A portion of the total purchase price was assigned to formulas and customer lists acquired in the deal, which are being amortized on a straight-line basis over the remaining lives of fifteen years. This obligation was fully amortized during 2013.

In 2003, the Company purchased Potter Paint, Inc. A portion of the total purchase price was assigned to formulas and customer lists acquired in the deal, which are being amortized on a straight-line basis over the remaining lives of fifteen years. Amortization charged to operations in 2014 and 2013 was $26,667 each year.

As part of the purchase of C.A. Reeves Paint Co., Inc. in 2008, the Company acquired an intangible asset of $5,567,695. Of this amount, $5,467,695 has been assigned to customer lists and formulas which are not subject to amortization. The remaining $100,000 of the purchase price was assigned to two covenants not to compete with the former owners, which are being amortized on a straight-line basis over five years. Amortization charged to operations in 2014 and 2013 amounted to $-0- and $16,666, respectively.

In 2011, a note receivable from a former employee, in the amount of $13,280, was converted to a covenant not to compete, which is being amortized on a straight-line basis over three years. Amortization charged to expense in 2014 and 2013 amounted to $2,213 and $4,427, respectively.

In 2014, the Company purchased American Coatings, Inc. A portion of the total purchase price was assigned to formulas and customer lists acquired in the deal, which are being amortized on a straight-line basis over the remaining life of fifteen years. Amortization charged to expense in 2014 amounted to $279,994.

STRATHMORE PRODUCTS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Total amortization charged to expense amounted to $308,874 and $47,760 at December 31, 2014 and 2013, respectively.

Following is a summary of intangible assets as of December 31:

	2014	2013
Polymetrics Inc.—Customer Lists and Formulas—Net	$0	$0
Potter Paint, Inc.—Customer Lists and Formulas—Net	93,337	120,000
Covenant Not to Compete—Former Employee	0	2,214
C.A. Reeves Paint Co., Inc.—Covenants Not to Compete	0	0
C.A. Reeves Paint Co., Inc.—Customer Lists and Formulas	5,467,695	5,467,695
American Coatings, Inc.	4,720,003	0

Total Intangible Assets—Net	$10,281,035	$5,589,909

NOTE 7—INCOME TAXES

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. Under these provisions, the Company does not pay Federal income taxes on its taxable income. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the corporation’s taxable income. Therefore, no provision or liability for federal taxes has been included in these financial statements.

However, the Company is liable for various state income taxes. At December 31, 2014 and 2013, the Company had $42,009 and $23,859, respectively, cash paid for income taxes.

There is no interest or penalties recognized in the statements of income, comprehensive income and retained earnings or balance sheets related to income taxes. There are no tax positions that are expected to significantly change in the next twelve months. The Company believes appropriate provisions for all outstanding issues have been made for all jurisdictions and all years that are subject to examination by the applicable state and federal tax jurisdictions.

STRATHMORE PRODUCTS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 8—LONG-TERM DEBT

Long-term debt at December 31 is as follows:

	2014	2013
Term Note Payable—Bank—monthly principal payments of $36,415 with an assumed variable interest rate of LIBOR plus .23842 basis points, swapped to a fixed rate of 1.65% through February 2017. Secured by assets of the Company.	$946,728	$1,383,680
Term Note Payable—Bank—monthly principal payments of $50,595 through February 14, 2019, with a balloon principal payment due at maturity. Assumed variable interest rate of LIBOR, swatted to a fixed rate of 1.5%. Secured by assets of the Company.	3,744,048	0
Notes Payable—Autos—monthly payments of $3,783, plus interest ranging from 0% to 5.93% maturing at various times through March 2016.	12,904	21,304
Note Payable—Forklift—monthly principal and interest payments of $1,045 through June 2015, interest at 4.9%.	0	20,195
Note Payable—Auto—monthly principal payments of $1,689, through May 2016; interest at 0%.	28,715	48,986

	4,732,395	1,474,165
Less: Current Portion	1,073,987	477,863

Long-Term Debt	$3,658,408	$996,302

Long-term debt is scheduled to mature as follows:

2015	$1,073,987
2016	1,055,821
2017	679,968
2018	607,142
2019	1,315,477

Total	$4,732,395

Cash paid for interest and interest charged to expense in 2014 and 2013 amounted to $315,161 and $260,129, respectively. Prime interest rate was 3.25% and LIBOR rate was .26796% and .26796% at December 31, 2014 and 2013, respectively.

The loan agreements with the bank contain various covenants pertaining to maintenance of working capital and debt service coverage. As of December 31, 2014, the Company is in compliance with these covenants.

Rate Swaps

In connection with a refinanced term loan payable, the Company has entered into an interest rate swap agreement with a financial institution to fix the interest rate on the term loan through February 1, 2017. The terms of the agreement provide that the Company exchange its variable rate one month LIBOR debt, plus a credit spread of .23842 basis points, for a fixed rate of 1.65%.

STRATHMORE PRODUCTS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

In connection with new debt entered into during 2014, the Company has entered into an interest rate swap agreement with a financial institution to fix the interest rate on the term loan through February 14, 2019. The terms of the agreement provide that the Company exchange its variable rate one month LIBOR debt for a fixed rate of 1.5%.

The fair value of the interest rate swaps recorded in the accompanying balance sheets is a liability of approximately $51,000 and $26,812 at December 31, 2014 and 2013, respectively. The interest rate swaps have been designated as hedges and therefore the change in the fair value of the interest rate swaps have been recorded in the statements of income, comprehensive income and retained earnings.

NOTE 9—REVOLVING LINE OF CREDIT

In 2012, the Company refinanced its long-term debt. As part of the refinancing agreement, the revolving line of credit limit was increased from $3,800,000 to $4,250,000. Interest is charged monthly at LIBOR plus basis points ranging from 2.00 to 3.25 to be determined annually depending on certain financial ratios. All proceeds from the line of credit are to be used to provide short-term working capital. The line of credit must be renewed annually in January.

At December 31, 2014 and 2013, the Company had $3,514,247 and $1,329,222, respectively, outstanding against the revolving line of credit.

NOTE 10—NOTES PAYABLE—RELATED PARTIES

During 2014, the shares of one stockholder and the estate of another stockholder were redeemed for $2,500,000. Terms of the two notes call for interest only at 3.44% through February 2020 and principal and interest payments of $10,213 for the period March 2020 to December 2034.

NOTE 11—ESCROW PAYABLE

During 2014, the Company purchased the assets of American Coatings, Inc., a paint manufacturer located in Houston, Texas. The purchase agreement called for $675,000 to be held in escrow for a set period of time after the close of the sale. The escrow was released in February 2015.

NOTE 12—RETAINED EARNINGS

Retained earnings consist of accumulated earnings realized as an S Corporation and retained earnings realized as a C Corporation. A breakdown of retained earnings is presented as follows:

	Earnings S Corporation	Earnings C Corporation	Retained Earnings
Balance, December 31, 2012	$4,373,996	$1,141,777	$5,515,773
Add: Net Income	3,676,585	0	3,676,585
Less: Distributions	1,180,000	0	1,180,000

Balance, December 31, 2013	6,870,581	1,141,777	8,012,358
Add: Net Income	7,395,920	0	7,395,920
Less: Distributions	4,070,081	0	4,070,081
Less: Common Stock Redemption	2,500,000	0	2,500,000

Balance, December 31, 2014	$7,696,420	$1,141,777	$8,838,197

STRATHMORE PRODUCTS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

In 2014, the Company repurchased fifty shares of common stock for $2,500,000 from a former stockholder and the estate of a former stockholder. The stock was subsequently retired. As of December 31, 2014, there are two-hundred shares of common stock authorized and fifty shares of common stock issued and outstanding (one-hundred shares issued and outstanding at December 31, 2013).

NOTE 13—ASSET VALUES

Effective September 1, 1981, Udoburr, Inc., a corporation formed to purchase all of the issued and outstanding stock of Strathmore Products, Inc., from the Estate of Harold S. Burr, was liquidated and merged into Strathmore Products, Inc. The original acquisition (August 31, 1979) was accounted for as a purchase and the accounts, after adjustment to reflect fair values assigned, have been included in the financial statements from the date of acquisition. The excess of the fair value of the net assets of the Company over the purchase price was approximately $1,555,000. Of the excess, $1,300,000 was applied principally to property and equipment and the remaining excess of $255,000 was reflected as a deferred credit, which was amortized over a 20-year period. As of December 31, 2012, the excess of the book value of assets over the purchase price was fully amortized. The deferred credit was fully amortized at December 31, 2012.

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

BOARD OF DIRECTORS

STRATHMORE PRODUCTS, INC.

We have reviewed the accompanying balance sheets of STRATHMORE PRODUCTS, INC. as of March 31, 2015 and 2014, and the related statements of income, comprehensive income and retained earnings and cash flows for the three months then ended. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/ DERMODY, BURKE & BROWN, CPAs, LLC

DERMODY, BURKE & BROWN, CPAs, LLC

Syracuse, NY

August 28, 2015

REVIEWED FINANCIAL STATEMENTS

BALANCE SHEET

March 31, 2015 and 2014

ASSETS
	2015	2014
CURRENT ASSETS
Cash	$326,293	$1,754,149
Accounts Receivable—Trade	5,772,495	4,291,997
Inventories	6,691,070	5,317,444
Prepaid Expenses	175,619	190,536

Total Current Assets	12,965,477	11,554,126
LAND, BUILDING AND EQUIPMENT
Land, Building and Equipment	3,781,811	3,165,054
Automobiles and Trucks	259,898	220,820

	4,041,709	3,385,874
Less: Accumulated Depreciation	2,498,566	2,202,383

Net Land, Building and Equipment	1,543,143	1,183,491
OTHER ASSETS
Intangible Assets, Net of Accumulated Amortization of $1,132,969	10,198,006	10,531,227

Total Other Assets	10,198,006	10,531,227

TOTAL ASSETS	$24,706,626	$23,268,844

STRATHMORE PRODUCTS, INC.

LIABILITIES AND STOCKHOLDERS’ EQUITY

	2015	2014
CURRENT LIABILITIES
Revolving Line of Credit	$4,010,619	$722,823
Current Portion of Long-Term Debt	805,796	1,085,005
Accounts Payable—Trade	4,033,693	4,952,529
Other Accrued Expenses	137,198	137,551
Escrow Payable	0	675,000

Total Current Liabilities	8,987,306	7,572,908
LONG-TERM LIABILITIES
Long-Term Debt—Less Current Portion	3,658,408	4,469,319
Notes Payable—Related Parties	2,500,000	1,250,000
Obligation Under Interest Rate Swap	51,000	26,812

Total Long-Term Liabilities	6,209,408	5,746,131
STOCKHOLDERS’ EQUITY
Common Stock, No Par Value; 200 Shares Authorized, 50 Shares Issued and Outstanding	10,000	10,000
Accumulated Other Comprehensive Income (Loss)	(51,000)	(26,812)
Retained Earnings	9,550,912	9,966,617

Total Stockholders’ Equity	9,509,912	9,949,805

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$24,706,626	$23,268,844

See notes to financial statements.

STRATHMORE PRODUCTS, INC.

STATEMENT OF INCOME, COMPREHENSIVE INCOME AND RETAINED EARNINGS

Three Months Ended March 31, 2015 and 2014

	2015	2014
SALES—NET	$15,689,530	$14,440,091
COST OF MATERIALS	9,501,423	8,559,211

DIRECT GROSS PROFIT BEFORE MANUFACTURING EXPENSES	6,188,107	5,880,880
MANUFACTURING EXPENSES	2,245,078	1,782,924

GROSS PROFIT	3,943,029	4,097,956
OPERATING EXPENSES
Selling and Store Expenses	1,962,188	1,263,222
General and Administrative Expenses	708,724	575,737

Total Operating Expenses	2,670,912	1,838,959

INCOME FROM OPERATIONS	1,272,117	2,258,997
OTHER EXPENSE	176,968	111,703

Net Income Before Provision for Income Taxes	1,095,149	2,147,294
PROVISION FOR INCOME TAXES	32,436	11,804

NET INCOME	1,062,713	2,135,490
OTHER COMPREHENSIVE INCOME (LOSS)
Adjustment in Fair Value of Interest Rate Swap	(24,188)	0

OTHER COMPREHENSIVE INCOME (LOSS)	$1,038,525	$2,135,490

RETAINED EARNINGS
Balance, December 31	$8,838,197	$8,012,409
Net Income	1,062,713	2,135,490
Less: Distributions	349,998	181,282

Less: Common Stock Redemption	0	—

Balance, March 31	$9,550,912	$9,966,617

See notes to financial statements.

STRATHMORE PRODUCTS, INC.

STATEMENT OF CASH FLOWS

Three Months Ended March 31, 2015 and 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$1,062,713	$2,135,490
Adjustments to Reconcile Net Income to Net Cash Provided By (Used In) Operating Activities:
Depreciation and Amortization	169,587	111,911
Loss on Sale of Property and Equipment	0	0
(Increase) Decrease in Operating Assets:
Accounts Receivable—Trade	(110,680)	(1,634,864)
Inventories	615,840	(1,165,161)
Prepaid Expenses	52,360	(145,919)
Increase (Decrease) in Operating Liabilities:
Accounts Payable—Trade	(1,470,582)	2,174,458
Other Accrued Expenses	(238,890)	(231,068)
Escrow Payable	(675,000)	791,518

Net Cash Provided By (Used In) Operating Activities	(594,652)	2,036,365
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from Sale of Property and Equipment	0	12,500
Purchase of Equipment	(88,094)	(83,329)
Purchase of Customer Lists and Formulas	0	(5,000,000)

Net Cash Used In Investing Activities	(88,094)	(5,083,329)

CASH FLOWS FROM FINANCING ACTIVITIES
Net Activity on Revolving Line of Credit	496,372	(606,400)
Distributions	(349,998)	(181,282)
Net Activity on Note Payable—Related Party	0	1,250,000
Proceeds from Long-Term Borrowings	0	4,000,000
Repayments of Long-Term Borrowings	(268,191)	(169,685)

Net Cash Provided By (Used In) Financing Activities	(121,817)	4,292,633

Net Change in Cash	(804,563)	1,245,669
Cash, Beginning of Period	1,130,856	508,480

Cash, End of Period	$326,293	$1,754,149

NONCASH INVESTING AND FINANCING ACTIVITIES
Purchase of Equipment with Note Proceeds	$0	250,000

See notes to financial statements.

STRATHMORE PRODUCTS, INC.

NOTES TO FINANCIAL STATEMENTS

March 31, 2015 and 2014

NOTE 1—NATURE OF OPERATIONS

Strathmore Products, Inc. is engaged in the manufacturing of paint for sale to industrial clients located throughout North America. The Company is also engaged in selling its finished goods, along with other sundry paint products, to the general public through its retail store located in Central New York.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Cash

For purposes of the statement of cash flows, the Company uses the indirect method of reporting net cash flows from operating activities. Cash includes bank demand deposit accounts, money market accounts and all highly liquid investments purchased with maturities of three months or less. At March 31, 2015 and 2014, there were no cash equivalents.

The Company maintains its cash in bank accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk with respect to cash and cash equivalents.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. Credit risk associated with trade accounts receivable is limited due to customer dispersion. The Company extends credit to its customers and generally collateral is not required.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by using the last-in, first-out method (LIFO).

Accounts Receivable

The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated credit risk by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts has not been established since management is of the opinion that all accounts receivable at year-end are fully collectible. Actual bad debts incurred totaled $238,639 and $-0- for the three months ended March 31, 2015 and 2014, respectively.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported revenue and expenses.

Derivative Financial Instruments

The Company has entered into two interest rate swap agreements to assist management in limiting the impact on earnings relating to fluctuations in interest rates. The interest rate swap agreements essentially convert its variable interest rate debt to a fixed rate. Interest expense on the related debt is adjusted to include the payments made or received under the interest rate swap agreements. The Company does not hold or issue financial instruments for trading purposes.

STRATHMORE PRODUCTS, INC.

NOTES TO FINANCIAL STATEMENTS

March 31, 2015 and 2014

The Company adjusts the recorded value of the derivative instrument on the balance sheet to fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. Changes in the fair value of derivatives designated as cash flow hedges are recorded in accumulated other comprehensive income (loss).

Property and Equipment

Property and equipment are recorded at cost, except for the assets referred to in Note 13. The Company has a capitalization policy which calls for individual purchases in excess of $7,500 to be capitalized. Lesser amounts are charged to expense when incurred. Depreciation is recorded on the straight-line method over the estimated economic useful life of the respective asset.

When properties are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is recorded in the statement of income, comprehensive income and retained earnings.

Expenditures for repairs and maintenance not considered to substantially lengthen property life are charged to expense as incurred. Depreciation charged to expense for the three months ended March 31, 2015 and 2014 was $86,558 and $53,229, respectively.

Shipping and Handling Costs

The Company records shipping and handling expenses in costs of goods sold.

Advertising and Promotion Costs

The Company expenses advertising and promotion costs as incurred. Advertising and promotion expense was $1,145 and $-0- for the three months ended March 31, 2015 and 2014, respectively.

Subsequent Events

Management has evaluated subsequent events through August 28, 2015, the date the financial statements were available to be issued.

NOTE 3—INVENTORIES

Inventories are valued at the lower of cost or market. Costs are determined by the last-in, first-out basis (LIFO), calculated using the simplified dollar value LIFO method.

Inventories at March 31 were as follows:

	2015	2014
Raw Materials	$5,052,869	$4,718,159
Store Sundries	182,505	140,196
Finished Goods	3,246,184	2,182,740

	8,481,558	7,041,095
Less: LIFO Reserve	1,790,488	1,723,651

Total Inventories	$6,691,070	$5,317,444

STRATHMORE PRODUCTS, INC.

NOTES TO FINANCIAL STATEMENTS

March 31, 2015 and 2014

There was no adjustment to the LIFO Reserve for the three months ended March 31, 2015 and 2014.

NOTE 4—PROFIT SHARING PLAN

The Company sponsors a profit sharing plan, which covers substantially all employees. There were no contributions made to the plan for the three months ended March 31, 2015 and 2014.

NOTE 5—RELATED PARTY TRANSACTIONS

Two stockholders of the Company are owners of Strathmore Products of Longview, LLC, a related party located in Longview, Texas. The Company rents the building from the related party in a long-term lease which runs through May 2017. Monthly rental payments amount to $25,000 per month through the end of the lease. Future minimum lease payments amount to $300,000 per year through May 2017. The Company paid $75,000 in rent to the related party for the three months ended March 31, 2015 and 2014.

Included in the 2015 Accounts Receivable – Trade is an amount due from SP Waller, LLC in the amount of $820,015. The funds were advanced for the purchase of land with the intent of building a manufacturing plant near Houston, Texas. The funds will be repaid when SP Waller, LLC obtains permanent financing for the entire build out of the property. SP Weller, LLC is owned by the stockholders of Strathmore Products, Inc.

NOTE 6—INTANGIBLE ASSETS

In 1998, the Company purchased Polymetrics, Inc. A portion of the total purchase price was assigned to formulas and customer lists acquired in the deal, which are being amortized on a straight-line basis over the remaining lives of fifteen years. This obligation was fully amortized during 2013.

In 2003, the Company purchased Potter Paint, Inc. A portion of the total purchase price was assigned to formulas and customer lists acquired in the deal, which are being amortized on a straight-line basis over the remaining lives of fifteen years. Amortization charged to operations for the three months ended March 31, 2015 and 2014 was $6,667.

As part of the purchase of C.A. Reeves Paint Co., Inc. in 2008, the Company acquired an intangible asset of $5,567,695. Of this amount, $5,467,695 has been assigned to customer lists and formulas which are not subject to amortization. The remaining $100,000 of the purchase price was assigned to two covenants not to compete with the former owners, which are being amortized on a straight-line basis over five years. The asset was fully amortized in 2013.

In 2011, a note receivable from a former employee, in the amount of $13,280, was converted to a covenant not to compete, which is being amortized on a straight-line basis over three years. Amortization charged to expense for the three months ended March 31 2015 and 2014 amounted to $-0- and $1,107, respectively.

In 2014, the Company purchased American Coatings, Inc. A portion of the total purchase price was assigned to formulas and customer lists acquired in the deal, which are being amortized on a straight-line basis over the remaining life of fifteen years. Amortization charged to expense for the three months ended March 31, 2015 and 2014 amounted to $76,362 and $50,908, respectively.

Total amortization charged to expense for the three months ended March 31, 2015 and 2014 amounted to $83,029 and $58,682, respectively.

STRATHMORE PRODUCTS, INC.

NOTES TO FINANCIAL STATEMENTS

March 31, 2015 and 2014

Following is a summary of intangible assets as of March 31:

	2015	2014
Potter Paint, Inc.—Customer Lists and Formulas—Net	$86,670	$113,333
Covenant Not to Compete—Former Employee	0	1,107
C.A. Reeves Paint Co., Inc.—Customer Lists and Formulas	5,467,695	5,467,695
American Coatings, Inc.	4,643,641	4,949,092

Total Intangible Assets—Net	$10,198,006	$10,531,227

NOTE 7—INCOME TAXES

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. Under these provisions, the Company does not pay Federal income taxes on its taxable income. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the corporation’s taxable income. Therefore, no provision or liability for federal taxes has been included in these financial statements.

However, the Company is liable for various state income taxes. At March 31, 2015 and 2014, the Company had cash paid for income taxes in the amount of $32,436 and $11,804, respectively.

There is no interest or penalties recognized in the statement of income, comprehensive income and retained earnings or balance sheet related to income taxes. There are no tax positions that are expected to significantly change in the next twelve months. The Company believes appropriate provisions for all outstanding issues have been made for all jurisdictions and all years that are subject to examination by the applicable state and federal tax jurisdictions.

STRATHMORE PRODUCTS, INC.

NOTES TO FINANCIAL STATEMENTS

March 31, 2015 and 2014

NOTE 8—LONG-TERM DEBT

Long-term debt at March 31 is as follows:

	2015	2014
Term Note Payable—Bank—monthly principal payments of $36,415 with an assumed variable interest rate of LIBOR plus .23842 basis points, swapped to a fixed rate of 1.65% through February 2017. Secured by assets of the Company.	$837,490	$1,274,443
Term Note Payable—Bank—monthly principal payments of $50,595 through February 14, 2019, with a balloon principal payment due at maturity. Assumed variable interest rate of LIBOR, swatted to a fixed rate of 1.5%. Secured by assets of the Company.	3,592,262	4,199,405
Notes Payable—Autos—monthly payments of $3,783, plus interest ranging from 0% to 5.93% maturing at various times through March 2016.	10,804	19,073
Note Payable—Forklift—monthly principal and interest payments of $1,045 through June 2015, interest at 4.9%.	0	17,486
Note Payable—Auto—monthly principal payments of $1,689, through May 2016; interest at 0%.	23,648	43,917

	4,464,204	5,554,324
Less: Current Portion	805,796	1,085,005

Long-Term Debt	$3,658,408	$4,469,319

Long-term debt is scheduled to mature as follows:

2015	$805,796
2016	1,055,821
2017	679,968
2018	607,142
2019	1,315,477

Total	$4,464,204

Cash paid for interest and interest charged to expense for the three months ended March 31, 2015 and 2014 amounted to $83,811 and $33,687, respectively. Prime interest rate was 3.25% at both March 31, 2015 and 2014. The LIBOR rate was 0.5219% and 0.21155% at March 31, 2015 and 2014, respectively.

The loan agreements with the bank contain various covenants pertaining to maintenance of working capital and debt service coverage. As of March 31, 2015 and 2014, the Company is in compliance with these covenants.

Rate Swaps

In connection with a refinanced term loan payable, the Company has entered into an interest rate swap agreement with a financial institution to fix the interest rate on the term loan through February 1, 2017. The terms of the agreement provide that the Company exchange its variable rate one month LIBOR debt, plus a credit spread of .23842 basis points, for a fixed rate of 1.65%.

In connection with new debt entered into during 2014, the Company has entered into an interest rate swap agreement with a financial institution to fix the interest rate on the term loan through February 14, 2019. The terms of the agreement provide that the Company exchange its variable rate one month LIBOR debt for a fixed rate of 1.5%.

STRATHMORE PRODUCTS, INC.

NOTES TO FINANCIAL STATEMENTS

March 31, 2015 and 2014

The fair value of the interest rate swaps recorded in the accompanying balance sheet is a liability of approximately $51,000 and $26,812 at March 31, 2015 and 2014, respectively. The interest rate swaps have been designated as hedges and therefore the change in the fair value of the interest rate swaps have been recorded in the statement of income, comprehensive income and retained earnings.

NOTE 9—REVOLVING LINE OF CREDIT

In 2012, the Company refinanced its long-term debt. As part of the refinancing agreement, the revolving line of credit limit was increased from $3,800,000 to $4,250,000. Interest is charged monthly at LIBOR plus basis points ranging from 2.00 to 3.25 to be determined annually depending on certain financial ratios. All proceeds from the line of credit are to be used to provide short-term working capital. The line of credit must be renewed annually in January.

At March 31, 2015 and 2014, the Company had $4,010,619 and $722,823, respectively, outstanding against the revolving line of credit.

NOTE 10—NOTES PAYABLE—RELATED PARTIES

During 2015 and 2014, the shares of one stockholder and the estate of another stockholder were redeemed for $2,500,000 and $1,250,000, respectively. Terms of the two notes call for interest only at 3.44% through February 2020 and principal and interest payments of $10,213 for the period March 2020 to December 2034.

NOTE 11—ESCROW PAYABLE

During 2014, the Company purchased the assets of American Coatings, Inc., a paint manufacturer located in Houston, Texas. The purchase agreement called for $675,000 to be held in escrow for a set period of time after the close of the sale. The escrow was released in February 2015.

NOTE 12—RETAINED EARNINGS

Retained earnings consist of accumulated earnings realized as an S Corporation and retained earnings realized as a C Corporation. A breakdown of retained earnings is presented as follows:

	Earnings S Corporation	Earnings C Corporation	Retained Earnings
Balance, December 31, 2014	$7,696,420	$1,141,777	$8,838,197
Add: Net Income	1,062,713	0	1,062,713
Less: Distributions	349,998	0	349,998

Balance, March 31, 2015	$8,409,135	$1,141,777	$9,550,912

	Earnings S Corporation	Earnings C Corporation	Retained Earnings
Balance, December 31, 2013	$6,870,632	$1,141,777	$8,012,409
Add: Net Income	2,135,490	0	2,135,490
Less: Distributions	181,282	0	181,282

Balance, March 31, 2014	$8,824,840	$1,141,777	$9,966,617

STRATHMORE PRODUCTS, INC.

NOTES TO FINANCIAL STATEMENTS

March 31, 2015 and 2014

NOTE 13—ASSET VALUES

Effective September 1, 1981, Udoburr, Inc., a corporation formed to purchase all of the issued and outstanding stock of Strathmore Products, Inc., from the Estate of Harold S. Burr, was liquidated and merged into Strathmore Products, Inc. The original acquisition (August 31, 1979) was accounted for as a purchase and the accounts, after adjustment to reflect fair values assigned, have been included in the financial statements from the date of acquisition. The excess of the fair value of the net assets of the Company over the purchase price was approximately $1,555,000. Of the excess, $1,300,000 was applied principally to property and equipment and the remaining excess of $255,000 was reflected as a deferred credit, which was amortized over a 20-year period. As of December 31, 2012, the excess of the book value of assets over the purchase price was fully amortized. The deferred credit was fully amortized at December 31, 2012.

NOTE 14—SUBSEQUENT EVENT

As of April 1, 2015 the Company executed an agreement to sell the majority of its operating assets to an unrelated party. The Company was renamed Fayette Street Coatings, Inc. subsequent to the sale. As of April 1, 2015, the Company ceased manufacturing paint for sale.